FedEx.




FedEx
Express

BALI, INDONESIA . JUNE 24, 2008 . 5:13 PM



FedEx® Corporation

Annual Meeting Admission Ticket

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m. Eastern time on September 28, 2008.



Vote by Internet
- Log on to the Internet and go to **www.investorvote.com**
- Follow the steps outlined on the secured Web site.



Vote by telephone
- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch-tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.



Annual Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A The Board of Directors recommends a vote FOR each of the listed nominees and FOR Proposals 2 and 3.

1. Election of Directors:

Nominee	For	Against	Abstain	Nominee	For	Against	Abstain	Nominee	For	Against	Abstain
01 - James L. Barksdale	☐	☐	☐	02 - August A. Busch IV	☐	☐	☐	03 - John A. Edwardson	☐	☐	☐
04 - Judith L. Estrin	☐	☐	☐	05 - J.R. Hyde, III	☐	☐	☐	06 - Shirley A. Jackson	☐	☐	☐
07 - Steven R. Loranger	☐	☐	☐	08 - Gary W. Loveman	☐	☐	☐	09 - Frederick W. Smith	☐	☐	☐
10 - Joshua I. Smith	☐	☐	☐	11 - Paul S. Walsh	☐	☐	☐	12 - Peter S. Willmott	☐	☐	☐

Proposal	For	Against	Abstain	Proposal	For	Against	Abstain
2. Approval of Amendment to Incentive Stock Plan to Increase the Number of Option Shares and Restricted Shares Issuable Under the Plan.	☐	☐	☐	3. Ratification of Independent Registered Public Accounting Firm.	☐	☐	☐

B The Board of Directors recommends a vote AGAINST Proposals 4 and 5.

Proposal	For	Against	Abstain	Proposal	For	Against	Abstain
4. Stockholder Proposal Regarding Independent Board Chairman.	☐	☐	☐	5. Stockholder Proposal Regarding Shareholder Vote on Executive Pay.	☐	☐	☐

PLEASE DATE AND SIGN IN SECTION D ON THE REVERSE SIDE.

1 U P X FEDX1



002CS40114 00XRGC

018953_COMPANY_BLANKS_2_81315436/000021/000021/i

Admission Ticket

FedEx Corporation
Annual Meeting of Stockholders
Monday, September 29, 2008
10:00 a.m. local time
The Peabody Hotel
The Grand Ballroom
149 Union Avenue
Memphis, Tennessee 38103

If you wish to attend the annual meeting in person, you will need to bring this Admission Ticket with you.

Please present this Admission Ticket and a valid government-issued photo identification (such as a driver's license or a passport) for admission to the meeting.

Security measures will be in place at the meeting to help ensure the safety of attendees. Metal detectors similar to those used in airports will be located at the entrance to the meeting room and briefcases, handbags and packages will be inspected. No cameras or recording devices of any kind, or signs, placards, banners or similar materials, may be brought into the meeting. Anyone who refuses to comply with these requirements will not be admitted.

This Admission Ticket is not transferable.

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

Proxy Solicited on Behalf of the Board of Directors of FedEx Corporation for the Annual Meeting of Stockholders, September 29, 2008

The undersigned hereby constitutes and appoints Christine P. Richards and Alan B. Graf, Jr., and each of them, his or her true and lawful agents and proxies, each with full power of substitution, to represent the undersigned and to vote all of the shares of FedEx Corporation common stock of the undersigned at the Annual Meeting of Stockholders of FedEx to be held in The Grand Ballroom at The Peabody Hotel, 149 Union Avenue, Memphis, Tennessee 38103, on Monday, September 29, 2008, at 10:00 a.m. local time, and at any postponements or adjournments thereof, on Proposals 1 through 5 as specified on the reverse side hereof (with discretionary authority under Proposal 1 to vote for a substitute nominee if any nominee is unable to stand for election) and on such other matters as may properly come before said meeting. *This card also constitutes voting instructions for any shares held for the undersigned in any benefit plan of FedEx Corporation or its subsidiaries. If you wish to instruct a plan trustee or record holder on the voting of shares held in your account, your instructions must be received by September 24, 2008. If no direction is given, the plan trustee will vote the shares held in your account in the same proportion as votes received from other plan participants.*

This proxy when properly executed will be voted as specified by you. If no direction is made, this proxy will be voted (and voting instructions given) FOR Proposals 1, 2 and 3 and AGAINST Proposals 4 and 5. The Board of Directors recommends that you vote FOR Proposals 1, 2 and 3 and AGAINST Proposals 4 and 5. In their discretion, the proxy holders are authorized to vote on such other matters as may properly come before the meeting or any postponements or adjournments thereof.

You are encouraged to specify your choices by marking the appropriate boxes on the reverse side, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. Ms. Richards and Mr. Graf cannot vote your shares unless you sign, date and return this card or vote on the Internet or by telephone.

If you vote by the Internet or telephone, please DO NOT mail back this proxy card. If you wish to attend the annual meeting in person, however, you will need to bring the Admission Ticket attached to this proxy card with you.

NOTE: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to send you proxy materials and annual reports.

C Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Mark this box if you would like your name to be disclosed with your vote and comments, if any. ☐

D Authorized Signatures — This section must be completed for your vote to be counted — Date and Sign Below.

The signer hereby revokes all proxies previously given by the signer to vote at said meeting or at any postponements or adjournments thereof.

NOTE: Please sign exactly as name appears on this card. Joint owners should each sign. When signing as attorney, officer, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		





Legal Department
942 South Shady Grove Road
Memphis, TN 38120


Corporation

Via FedEx Express Overnight Box
202-551-6000

August 15, 2008

Securities and Exchange Commission
Attention: Filing Desk
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: FedEx Corporation — 2008 Definitive Proxy Materials and Annual Report to Stockholders

Ladies and Gentlemen:

In accordance with Rules 14a-6(b) and 14a-3(c) under the Securities Exchange Act of 1934, as amended, we have enclosed eight copies of our 2008 definitive proxy statement, notice of annual meeting of stockholders and form of proxy and seven copies of our 2008 Annual Report to Stockholders. The proxy materials and Annual Report are first being sent to our stockholders on Monday, August 18, 2008.

Please acknowledge receipt of these materials by stamping or signing the enclosed copy of this letter and returning it to me in the envelope provided.

Please call the undersigned at (901) 818-7790 if you have any questions.

Very truly yours,

FedEx Corporation

Jacob B. Wilson
Attorney – Securities and Corporate Law

JBW/jjl/743848
Enclosures

cc: Robert T. Molinet

Receipt Acknowledged:

(Signature or Date Stamp) (Date)

THESE HANDS DO MORE THAN MAKE JEWELRY.




WITH THE HELP OF FEDEX,

JOHN HARDY'S WORKSHOP IN BALI TOUCHES LIVES ALL OVER THE WORLD.





THE SKILLS OF 800 ARTISANS SUPPORT AN INTERNATIONAL NETWORK OF SUPPLIERS



AND THOUSANDS OF RETAILERS ON THREE CONTINENTS.

WHEN A SHIPMENT LEAVES HONG KONG
TO BECOME SOMEONE'S FAVORITE PIECE OF JEWELRY,




Fed



ARTISANS CAN PROVIDE A BETTER FUTURE
FOR THEIR FAMILIES AND DRIVE AN ENTIRE ECONOMY.











FEDEX IS THE LINK, CONNECTING ONE TO ANOTHER AND ONE TO MANY.


FedEx


FedEx
Ground



FedEx

OUR NETWORKS ARE PART OF AN EXPONENTIAL CHAIN THAT GROWS BUSINESSES, CONNECTS CULTURES AND MAKES MORE POSSIBLE IN THE WORLD.

WE HELP OTHERS SEE, REACH AND THRIVE.



FINANCIAL HIGHLIGHTS

In millions, except earnings per share	2008[1]	2007[2]	Percent Change
Operating Results			
Revenue	**$37,953**	$35,214	8
Operating income	**2,075**	3,276	(37)
Operating margin	**5.5%**	9.3%	
Net income	**1,125**	2,016	(44)
Diluted earnings per share	**3.60**	6.48	(44)
Average common and common equivalent shares	**312**	311	0
Capital expenditures	**2,947**	2,882	2
Financial Position			
Total assets	**$25,633**	$24,000	7
Long-term debt, including current portion	**2,008**	2,646	(24)
Common stockholders' investment	**14,526**	12,656	15

REVENUE (IN BILLIONS)



2004 2005 2006 2007 2008
$24.7 $29.4 $32.3 $35.2 $38.0

OPERATING MARGIN



2004 2005 2006 2007 2008[1]
5.8% 8.4% 9.3% 9.3% 5.5%

DILUTED EARNINGS PER SHARE



2004 2005 2006 2007 2008[1]
$2.76 $4.72 $5.83 $6.48 $3.60

RETURN ON AVERAGE EQUITY



2004 2005 2006 2007 2008[1]
10.9% 16.4% 17.1% 16.7% 8.3%

DEBT TO TOTAL CAPITALIZATION



2004 2005 2006 2007 2008
30.9% 22.6% 17.5% 17.3% 12.1%

STOCK PRICE (MAY 31 CLOSE)



2004 2005 2006 2007 2008
$73.58 $89.42 $109.27 $111.62 $91.71

(1) Results for 2008 include a charge of approximately $891 million ($696 million, net of tax, or $2.23 per diluted share), predominantly related to noncash impairment charges associated with the decision to minimize the use of the Kinko's trade name and goodwill resulting from the Kinko's acquisition.
(2) Results for 2007 include a $143 million charge associated with upfront compensation and benefits under the new pilot labor contract.

TO OUR SHAREOWNERS:

At its core, FedEx is an extraordinary collection of unprecedented networks. These networks connect individuals and businesses to new ideas, customers and markets around the world. As the reach and influence of our networks expand, people's lives improve, communities grow and the global marketplace thrives.

And the more *we* connect, the better *they* do.

Simply put, FedEx networks make new opportunities possible. Let's take a closer look at our powerful FedEx networks.

FedEx Express has built, by far, the largest intercontinental air express network. It connects, door-to-door, more than 90 percent of the world's economic activity in one to three business days. It augments the highest service levels in the industry with a broad array of complementary services, including FedEx Trade Networks and new domestic express networks within the U.K., China and India. Through the FedEx Express network, we give customers around the world more choices, more flexibility and more access than ever before.

The FedEx Ground network now offers the fastest origin-to-destination lanes in the ground parcel business nationally, in both the commercial and home delivery sectors. In fact, in the last five years, FedEx Ground has reduced its transit times by at least a day in more than half of its lanes. And FedEx SmartPost is now the industry leader for low-weight packages delivered by the U.S. Postal Service.

The FedEx Freight network offers compelling value in its service levels, information capabilities, and delivery options in the regional and long-haul sectors of the less-than-truckload freight market. FedEx Custom Critical expands the freight capabilities we offer our customers through its expedited and special-handling services.

In our FedEx Services group, our advanced technology capabilities have no peer. Over the past 30 years, we have revolutionized the entire logistics industry's information capabilities. We are leading the way in tracking deliveries, pinpointing packages, and communicating key information to our customers. Likewise, our FedEx Office retail network and FedEx Global Supply Chain Services offerings complement our core transportation networks with an array of business services for everyone from the occasional package shipper to the most sophisticated global corporate customer.

With these networks, no one is better positioned to offer more services to more people locally, nationally and globally. No one.

Coming off a record fiscal 2007, we planned an aggressive fiscal 2008 despite the challenges of high fuel prices. We initiated new domestic express services in China, re-engineered the Watkins acquisition into FedEx National LTL, built new "smaller footprint" FedEx Office centers, added FedEx Ground hub capacity, and initiated additional Expressfreighter intercontinental routes.

We managed various challenges to FedEx Ground's independent contractor business model while continuing to improve service levels and the customer experience in every respect. At the same time, we converted the California owner-operator system to multiple-route contractors. We also offered new incentives throughout the United States to our FedEx Ground contractors to encourage them to expand their businesses and to reinforce the outstanding entrepreneurial spirit of these important members of our FedEx Ground team.

We did all this with the expectation of meeting our earnings growth target of 10 to 15 percent. During FY08, however, the headwinds of rapidly rising oil prices (which nearly doubled over the 12 months) and economic problems in the financial services, housing and automotive sectors put our earnings goal out of reach for FY08. Despite these multiple challenges, we ended the fiscal year with substantial cash flow, well-funded pension plans and a very strong balance sheet.

Our strategic planning has put us in a strong position moving forward. As we closed out the fiscal year,

FedEx National LTL was rapidly gaining market share; our new China domestic express service had grown by leaps and bounds; and the customer experience at our retail locations had improved greatly. Our competitive positions across the board had grown stronger.

With the decision to rebrand to FedEx Office and prudently reduce the ramp-up of new locations, given challenges in the U.S. economy, we took a noncash charge in the fourth fiscal quarter at FedEx Services for the Kinko's trade name and lower goodwill valuation.

Entering FY09, we are initiating several major cost-savings measures in light of the challenging economic environment. We are also redoubling our sales and marketing efforts to produce acceptable returns and cash flows, as we adjust for the new realities of high fuel prices and modest U.S. economic growth. Our plan is to execute on these tough measures in the current fiscal year in order to resume our earnings growth trajectory in FY10. After all, we know how to do this — we've survived three previous oil crises. The first, in 1973, almost smothered FedEx in its infancy. We went through it again in 1979 and 1990–91. In addition, we weathered other "meltdowns" in 1987, post dot-com and after 9/11.

Also in FY09, we are initiating a corporate-wide re-invigoration of the renowned FedEx quality management system. Combining the best practices of all of our operating companies' systems and state-of-the-art methodologies adopted from other high-performance organizations, our new Quality Driven Management initiative will further solidify our relationship with our customers.

Our biggest advantage is our team of FedEx people — 290,000 strong worldwide. They are completely committed to keeping our Purple Promise — "I will make every FedEx experience outstanding!" In turn, FedEx is committed to our team members. I want to express my great appreciation to our team members. You play an essential role in the success of our company.

The connection between how we treat our customers and how we treat our team members is unshakable. It's why we are consistently regarded as one of the best places to work. For example, in the past fiscal year, we've made *FORTUNE*'s "Most Admired" and "Best Places to Work" lists. We've ranked number one in customer service in our industry on the University of Michigan's customer service index. And we took first place in our industry on *Institutional Investor*'s list of "Most Shareholder-Friendly Companies." These accolades are not only a source of pride for all of us but essential to achieving our corporate mission of producing superior shareowner returns.

Furthermore, we continue to support our communities and our environment. Respect for people motivates us to continue delivering supplies to disaster-torn countries and to continue supporting programs such as Safe Kids Worldwide. Respect for the planet — our commitment to a cleaner, healthier world — drives us toward the energy-efficiency programs you'll find described later in this report.

As we have in the past, we will effectively manage through these turbulent economic times and emerge "on the other side" as a stronger company and one that is positioned to take full advantage of future opportunities.

If past is prologue, our future is limitless.

Sincerely,



Frederick W. Smith
Chairman, President and Chief Executive Officer

FedEx Express is the world's largest express transportation company, providing time-definite shipping to more than 220 countries and territories, as well as domestic express services in the United States, Canada, United Kingdom, China and India. FedEx also offers international trade services, customs brokerage and global cargo distribution through FedEx Trade Networks.



FedEx Ground provides low-cost, small-package shipping in the United States and Canada, as well as convenient residential services through FedEx Home Delivery. FedEx SmartPost gives customers the option of business-to-consumer service using the U.S. Postal Service.


edEx
Freight

FedEx Freight is the leading North American provider of regional less-than-truckload (LTL) freight services, while FedEx National LTL offers long-haul freight delivery. FedEx also offers time-specific delivery options for urgent freight and valuable items through FedEx Custom Critical.





FedEx Services provides sales, marketing, technology and customer service support for our transportation businesses. FedEx Office offers shipping and business services, as well as document solutions, at more than 1,900 retail locations worldwide. And FedEx Global Supply Chain Services provides a range of logistics solutions.

JOHN HARDY COMPANY

WHEN BALINESE ARTISANS CRAFT a John Hardy bracelet, they celebrate a culture, protect an environment and, with the support of FedEx, reach halfway around the world to create meaningful connections. From early sketches to final gem work, handcrafted pieces often take up to two years to reach consumers. Yet with the help of FedEx Express and FedEx Ground, John Hardy Company owners Damien Dernoncourt and Guy Bedarida are able to tap into the individual strengths of each country in which they operate. Artisans and designers collaborate in Bali and Bangkok. Distribution headquarters in Hong Kong align with sales and marketing in New York. And major retailers enable thousands of customers around the world to fall in love with wearable works of art. As a result, John Hardy runs a global business that incorporates Balinese culture into everyday practices and replenishes local resources with its own sustainable bamboo reforestation program. And the more than 800 people employed by John Hardy in Bali have the means to build better futures for their families and communities.





NEIMAN MARCUS

WHEN A NEIMAN MARCUS CUSTOMER RECEIVES a handcrafted necklace made halfway around the world, something greater than a transaction occurs. A global connection is made. The ability of Neiman Marcus to bring new markets right to people's homes is, in part, the result of a 20-year relationship with FedEx. By increasing speed and efficiency, FedEx customized services save Neiman Marcus significant time and cost, while also ensuring the highest level of service for its customers. As its primary freight provider, FedEx Freight has been able to cut an entire day out of Neiman Marcus' less-than-truckload supply chain. FedEx has also contributed to Neiman Marcus Direct's first entry into Canada by providing greater transparency for online and catalog customers. By revealing unexpected costs due to tariffs and customs, FedEx Trade Networks has alleviated customer concerns about international purchases and paved the way for future Neiman Marcus expansion.





CREE

WHO KNEW FLIPPING A SWITCH could illuminate a whole new world? With the help of FedEx, Cree is leading a revolution with LED lighting technology. From the tiniest applications, like cell phone backlighting, to the 440,000 LEDs in the Beijing National Aquatics Center, Cree's technology can be found almost anywhere. With products that use less energy and produce less heat than traditional technologies — and can last an average of 20 years — Cree is working to bring energy-efficient lighting to the world. An effort this big relies on a speedy and precise delivery system that threads together multiple operations in multiple countries. From North America to Asia, FedEx team members across our operating companies collaborate to provide flexible logistics solutions. And by helping Cree bring groundbreaking technology to the world, FedEx is playing a role in implementing sustainable practices for the future.





Growing interest in energy-efficient lighting demanded that Cree efficiently connect its manufacturing and R&D headquarters in North Carolina with divisions in Asia. Working closely with Cree, FedEx was able to craft a complex, customized logistics solution across FedEx Express, FedEx Ground, FedEx Freight and FedEx Custom Critical. The result is that Cree can efficiently export its products from the United States into Asia to be processed for customers around the world.




FedEx

The popularity of LED technology is visible throughout Asia, specifically in large-scale video signs. As construction of these signs increases, Cree is fielding more requests for their products than ever before. This is why they use the new FedEx *domestic express service in China*. With our extensive networks and experience, we are helping these video signs come to life, among many other products, and helping Cree respond to China's ever-increasing demand for LED technology.

Cree's passion for creating a more sustainable world is allowing *designers and architects to break* new ground. Nowhere will this be more apparent than when the Beijing National Aquatics Center flips its "on" switch during the 2008 Summer Olympics. Cree's commitment to transforming how people use LED technology also includes its work with cities and universities around North America. In places like Austin, Raleigh and Toronto, LEDs are illuminating streets, parking lots, traffic lights and sidewalks, and offering significant economic and environmental benefits.



AMO

NEW TECHNOLOGIES THAT HELP ADDRESS VISION ISSUES require a logistics provider that not only offers speed but also maintains the integrity of the technology. This is why Advanced Medical Optics (AMO) relies on the efficiency and flexibility of FedEx. Helping people at every stage of life, AMO's products, including eye care, cataract and LASIK equipment, are in greater demand every year. But with this comes a need for a more robust supply chain, and when AMO realized its logistics operation in Southern California was struggling to meet increasing demand, they relocated it to the FedEx Global Distribution Center in Memphis. This move shortened inbound logistics from manufacturing divisions in Europe and Puerto Rico and placed products significantly closer to surgical customers, enabling AMO to extend the deadline for orders by four hours.







As the largest generation since the baby boomers enters adulthood, more and more members of Gen Y are considering LASIK surgery as a solution for vision correction. This demand has made the efficient and reliable shipping of critical parts and supplies to doctors who use AMO's iLASIK™ solutions even more important. With the help of FedEx Global Supply Chain Services, as well as FedEx Express, FedEx Ground and FedEx Freight, AMO can consistently deliver its products and help patients live life without restrictions.


US-00
HT
IGBT
AMO
WT. LBS.





When physicians determine that a patient requires cataract surgery, they depend on a trusted source for necessary medical equipment. AMO understands this and has selected FedEx for the efficient and reliable fulfillment of its products, including TECNIS® intraocular lenses and Healon5® Viscoelastic — a cataract surgery solution that cannot be exposed to room temperature for more than 72 hours. Using climate-controlled storage units, FedEx takes on the critical responsibility of preserving the product before shipping it to its final destination where it will help doctors alleviate the debilitating effects of cataracts.



ENERGY EFFICIENCY

CONNECTING GOODS AND SERVICES ON A GLOBAL SCALE is an energy-intensive operation. But to improve our costs and lower our environmental impact, FedEx is constantly seeking to maximize fuel efficiency across our networks. Focused on this challenge, we embraced hybrid technology in 2004 and quickly became operators of the largest hybrid commercial vehicle fleet in North America. Recently logging more than 2 million miles of service, our fleet provides us with 42 percent better fuel economy than conventional diesel vehicles and emits 30 percent fewer greenhouse gases. We recognize that this is a continuing challenge and advocate for greater government incentives to offset the high costs of developing and adopting alternative energy technologies. We are also minimizing emissions from aircraft through the use of cost-effective operations and innovations, and upgrading our fleet with more fuel-efficient planes. And we're harnessing renewable solar and geothermal energy sources in our buildings and operations.


FedEx
Low Emission
Hybrid Electric
US DOT 86876

By replacing our Boeing 727s with larger 757s, we're reducing fuel consumption up to 36 percent while providing 20 percent more capacity. We plan to acquire Boeing 777s, which will continue to provide greater payload capacity using 18 percent less fuel than planes in our current international fleet. We're also lightening our planes with a drag reduction program and flying at higher altitudes when appropriate to increase flight efficiency. And our flight management system allows us to decrease engine thrust and fuel use. The process of upgrading our fleet and integrating new support technologies helps us best serve our customers now and in the future.


FedEx
FedEx



As part of the FedEx Fuel Sense program, we use efficient operations and technological advancements to significantly reduce emissions and fuel use. Last year alone, FedEx saved at least 9 million gallons of fuel by employing auxiliary power units, which reduce the amount of power our planes use in-gate for such things as heating and air conditioning. Our ground support equipment at select airports has also been converted from internal combustion engine models to electric units.



The FedEx Express regional hub in Oakland produces clean solar power equivalent to the energy used by more than 900 homes every day, generating up to 80 percent of the facility's peak energy demand. This project's success has encouraged FedEx to open two more solar facilities in California, and build another in Cologne, Germany, that will provide a substantial portion of the facilities' peak energy needs. And in Geneva, Switzerland, a FedEx station is literally tapping the power of the earth with a geothermal system that runs deep into the ground to warm the building's air in the winter and cool it in the summer.


478
37442

REDOCTANE

OPEN A PACKAGE FROM REDOCTANE and what appears to be a toy guitar and software is in reality a cultural phenomenon. In just over three years, RedOctane's video game Guitar Hero has gone from a niche at-home experience to a wildly popular social outlet. From Guitar Hero nights at pubs to competitions held at international music festivals, the game is harnessing the global power of rock 'n' roll. The company took a risk in creating a game requiring special hardware, which most video game companies avoid because of the logistical complexity of aligning design and manufacturing. But by using FedEx International Priority shipping, RedOctane has been able to bridge the distances among its multiple hardware and software divisions in California and China, creating a seamless flow of ideas, designs and prototypes. The result is that RedOctane can produce a new version of Guitar Hero every year, instead of every two or three, and continue to captivate the legions of fans that camp out at midnight on the eve of global release dates.





FedEx Express shrinks the distance between RedOctane's divisions in California and China, allowing RedOctane to alter Guitar Hero prototypes almost weekly. One week RedOctane may reshape a new guitar neck in its hardware department in Southern California that must then be shipped to its manufacturing center in China. The next week RedOctane might produce better software for the guitar controller in Northern California that needs to sync up with operations in Hong Kong. No matter the innovation, FedEx enables RedOctane's creative process by eliminating global logistical challenges.


FedEx


Ex
Home Delive



Last year, FedEx Express, FedEx Ground and FedEx Freight made it possible for retail stores around the world to open their doors at midnight and sell the newest version of Guitar Hero. In addition to ensuring that more than 60,000 retailers can guarantee pre-orders, RedOctane relies on FedEx Ground to deliver Guitar Hero direct to online customers on or before the day the game is available in stores. Consider the added logistical challenge of bundling hardware with region-specific software in Europe and Asia, and it's no surprise that meeting global release dates is crucial to RedOctane.



Guitar Hero's ability to exceed expectations and affect culture is anything but virtual. In fact, interest in the game has led people of all ages to purchase guitars and seek professional instruction. Even more surprising, RedOctane has formed significant partnerships with members of the music industry, including rock 'n' roll icons, major instrument manufacturers and music product companies. But the future of the game goes beyond these partnerships to allow customers to create their own music. Using guitar, drum and microphone simulators, players will soon be able to record and upload music to Web sites. Some day Guitar Hero players may even earn their own record contracts.



TO OUR SHAREOWNERS:

Fiscal year 2008 results clearly reflect the pressure of rapidly rising fuel prices and a weakening economy. Despite these challenges, the strength of the FedEx portfolio and our global reach allowed us to achieve solid earnings and cash flow from operations. Volume growth at FedEx Ground, together with advances in FedEx International Priority service, mitigated some of the negative economic factors and provided tangible evidence that our global strategy remains sound.

The headwinds of FY08 are continuing into FY09. Even so, FedEx has the flexibility, networks and leadership to manage through difficult business cycles. In FY08, we reduced capital expenditures as a percentage of revenue and will reduce that measure again this year. We also announced changes at FedEx Freight and FedEx Office that will streamline their structures, improve the customer experience and lower costs. Across our portfolio, we are taking measures to reduce our expenses to align with revenue and volume expectations. History bears out that proactive companies and management teams will weather difficult economic times and come out on the other side stronger and better positioned for long-term growth and profitability. At FedEx, we are committed to remaining focused and proactive.

One point that I ask you to keep in mind — even though FY09 is expected to be a most challenging year, we enter it from a position of strength. FedEx is truly a leader on the global business stage. We are, and intend to remain, cash-flow positive. Our balance sheet remains strong and our primary pension plans are well funded. I joined FedEx 28 years ago and today FedEx is stronger and better positioned than in any prior period. Our executive team shares this experience and the commitment to you that I have outlined. First and foremost, we will continue to do what is right for our customers every day, a commitment from which high oil prices or weakened economies cannot and must not sway us.

Thank you for your continued commitment as a FedEx shareowner. We remain committed to you and to achieving our long-term financial goals of earnings growth and improved margins, cash flows and returns on capital.

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*


$225
$200
$175
$150
$125
$100
2003
2004
2005
2006
2007
2008

- FedEx Corporation
- Dow Jones Transportation Average
- S&P 500

* Shows the value, at the end of each of the last five fiscal years, of $100 invested in FedEx Corporation common stock or the relevant index on May 31, 2003, and assumes reinvestment of dividends. Fiscal year ended May 31.

OVERVIEW OF FINANCIAL SECTION

The financial section of the FedEx Corporation ("FedEx") Annual Report consists of the following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A"), the Consolidated Financial Statements and the notes to the Consolidated Financial Statements, and Other Financial Information, all of which include information about our significant accounting policies, practices and the transactions that underlie our financial results. The following MD&A describes the principal factors affecting the results of operations, liquidity, capital resources, contractual cash obligations and the critical accounting estimates of FedEx. The discussion in the financial section should be read in conjunction with the other sections of this Annual Report and our detailed discussion of risk factors included in this MD&A.

ORGANIZATION OF INFORMATION

Our MD&A is comprised of three major sections: Results of Operations, Financial Condition and Critical Accounting Estimates. These sections include the following information:

- Results of Operations includes an overview of our consolidated 2008 results compared to 2007, and 2007 results compared to 2006. This section also includes a discussion of key actions and events that impacted our results, as well as a discussion of our outlook for 2009.
- The overview is followed by a financial summary and analysis (including a discussion of both historical operating results and our outlook for 2009) for each of our reportable transportation segments.
- Our financial condition is reviewed through an analysis of key elements of our liquidity, capital resources and contractual cash obligations, including a discussion of our cash flow statements and our financial commitments.
- We conclude with a discussion of the critical accounting estimates that we believe are important to understanding certain of the material judgments and assumptions incorporated in our reported financial results.

DESCRIPTION OF BUSINESS

We provide a broad portfolio of transportation, e-commerce and business services through companies competing collectively, operating independently and managed collaboratively, under the respected FedEx brand. Our primary operating companies include Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), a leading provider of small-package ground delivery services; and FedEx Freight Corporation, a leading U.S. provider of less-than-truckload ("LTL") freight services. Our FedEx Services segment provides customer-facing sales, marketing and information technology support, as well as retail access for customers through FedEx Office and Print Services, Inc. ("FedEx Office"), formerly FedEx Kinko's, primarily for the benefit of FedEx Express and FedEx Ground. These companies represent our major service lines and form the core of our reportable segments. See "Reportable Segments" for further discussion.

The key indicators necessary to understand our operating results include:

- the overall customer demand for our various services;
- the volumes of transportation services provided through our networks, primarily measured by our average daily volume and shipment weight;
- the mix of services purchased by our customers;
- the prices we obtain for our services, primarily measured by yield (average price per shipment or pound or average price per hundredweight for FedEx Freight LTL Group shipments);
- our ability to manage our cost structure (capital expenditures and operating expenses) to match shifting volume levels; and
- the timing and amount of fluctuations in fuel prices and our ability to recover incremental fuel costs through our fuel surcharges.

The majority of our operating expenses are directly impacted by revenue and volume levels. Accordingly, we expect these operating expenses to fluctuate on a year-over-year basis consistent with the change in revenues and volume. The following discussion of operating expenses describes the key drivers impacting expense trends beyond changes in revenues and volume.

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2008 or ended May 31 of the year referenced and comparisons are to the prior year. References to our transportation segments include, collectively, our FedEx Express, FedEx Ground and FedEx Freight segments.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

The following table compares revenues, operating income, operating margin, net income and diluted earnings per share (dollars in millions, except per share amounts) for the years ended May 31:

	2008[1]	2007[2]	2006[3]	Percent Change 2008/2007	Percent Change 2007/2006
Revenues	**$37,953**	$35,214	$32,294	**8**	9
Operating income	**2,075**	3,276	3,014	**(37)**	9
Operating margin	**5.5%**	9.3%	9.3%	**(380)bp**	–bp
Net income	**$ 1,125**	$ 2,016	$ 1,806	**(44)**	12
Diluted earnings per share	**$ 3.60**	$ 6.48	$ 5.83	**(44)**	11

(1) Operating expenses include a charge of approximately $891 million ($696 million, net of tax, or $2.23 per diluted share), predominantly related to noncash impairment charges associated with the decision to minimize the use of the Kinko's trade name and goodwill resulting from the Kinko's acquisition (described below).
(2) Operating expenses include a $143 million charge at FedEx Express associated with upfront compensation and benefits under the new labor contract with our pilots, which was ratified in October 2006. The impact of this new contract on second quarter net income was approximately $78 million net of tax, or $0.25 per diluted share.
(3) Operating expenses include a $79 million ($49 million, net of tax, or $0.16 per diluted share) charge to adjust the accounting for certain facility leases, predominantly at FedEx Express.

The following table shows changes in revenues and operating income by reportable segment for 2008 compared to 2007, and 2007 compared to 2006 (in millions):

	Revenues				Operating Income			
	Dollar Change		Percent Change		Dollar Change		Percent Change	
	2008/2007	2007/2006	2008/2007	2007/2006	2008/2007	2007/2006	2008/2007	2007/2006
FedEx Express segment[1]	**$1,740**	$1,235	**8**	6	**$ (90)**	$178	**(5)**	10
FedEx Ground segment	**708**	737	**12**	14	**(86)**	106	**(10)**	15
FedEx Freight segment[2]	**348**	941	**8**	26	**(134)**	(22)	**(29)**	(5)
FedEx Services segment[3]	**2**	48	**–**	2	**(891)**	–	**NM**	–
Other and Eliminations	**(59)**	(41)	**NM**	NM	**–**	–	**–**	–
	$2,739	$2,920	**8**	9	**$(1,201)**	$262	**(37)**	9

(1) FedEx Express 2007 operating expenses include a $143 million charge associated with upfront compensation and benefits under the new pilot labor contract and 2006 operating expenses include a $75 million charge to adjust the accounting for certain facility leases.
(2) FedEx Freight segment results include the results of FedEx National LTL from the date of its acquisition on September 3, 2006.
(3) FedEx Services segment operating expenses include a charge of approximately $891 million, predominantly related to noncash impairment charges associated with the decision to minimize the use of the Kinko's trade name and goodwill resulting from the Kinko's acquisition (described below).

The following graphs for FedEx Express, FedEx Ground and the FedEx Freight LTL Group show selected volume statistics (in thousands) for the years ended May 31:



Average Daily Package Volume
FedEx Express and FedEx Ground[1]
3,800
3,600
3,400
3,200
3,000
2,800
2,600
2,400
3,255
3,329
3,399
3,536
2,609
2,815
3,126
3,365
2005
2006
2007
2008
FedEx Express
FedEx Ground



Average Daily LTL Shipments
FedEx Freight LTL Group
85.0
80.0
75.0
70.0
65.0
60.0
63.4
66.7
78.2
79.7
2005
2006
2007
2008
FedEx Freight LTL Group

(1) Package statistics do not include the operations of FedEx SmartPost.

The following graphs for FedEx Express, FedEx Ground and the FedEx Freight LTL Group show selected yield statistics for the years ended May 31:


FedEx Express
Revenue per Package – Yield
$23.00
$22.00
$21.00
$20.00
$19.00
$19.31
$20.72
$21.28
$22.08
2005
2006
2007
2008
FedEx Express


FedEx Ground(1)
Revenue per Package – Yield
$7.75
$7.50
$7.25
$7.00
$6.75
$6.50
$6.68
$7.02
$7.21
$7.48
2005
2006
2007
2008
FedEx Ground


FedEx Freight LTL Group
LTL Revenue per Hundredweight – Yield
$21.00
$20.00
$19.00
$18.00
$17.00
$16.00
$15.00
$15.48
$16.84
$18.65
$19.65
2005
2006
2007
2008
FedEx Freight LTL Group

(1) Package statistics do not include the operations of FedEx SmartPost.

The following graphs for our transportation segments show our average cost of jet and vehicle fuel per gallon and the year-over-year percentage increase in total fuel expense for the years ended May 31:


Average Fuel Cost
per Gallon
$3.75
$3.25
$2.75
$2.25
$1.75
$1.25
$1.97
$2.56
$2.65
$3.31
$1.52
$2.04
$2.12
$2.77
2005
2006
2007
2008
Vehicle
Jet


Year-Over-Year Percentage Increase in
Total Fuel Expense
45%
30%
15%
0%
41%
9%
30%
2005/2006
2006/2007
2007/2008
Fuel Expense

Overview

Our results for 2008 reflect a difficult year, as the combination of record high fuel prices and the weak U.S. economy significantly impacted our profitability. We believe persistently higher fuel prices and the related impact on our fuel surcharges are reducing demand for our services, particularly U.S. domestic express package and LTL freight services, and are pressuring overall yield growth across our transportation segments. Also, these factors are affecting our ability to cover inflation in our overall operating costs and contributing to a customer shift to lower-yielding services. Increased net operating costs at FedEx Office associated with reduced copy and print revenue and higher expenses for store expansion and service improvement activities also contributed to the decline in operating results for 2008. Significantly lower variable incentive compensation (lower by approximately $220 million) and reduced retirement plans costs (reduced by $82 million) combined with cost containment initiatives, partially mitigated the impact of higher net fuel costs and the weak U.S. economy on our 2008 overall results.

In addition, our operating results for 2008 include a fourth quarter charge of approximately $891 million ($696 million, net of tax, or $2.23 per diluted share), predominantly related to noncash impairment charges associated with the decision to minimize the use of the Kinko's trade name and goodwill resulting from the Kinko's acquisition (described below).

Revenue

Revenue growth for 2008 was primarily attributable to continued growth in international services at FedEx Express, increases in FedEx Express U.S. domestic package yields and volume growth at FedEx Ground. Higher fuel surcharges continue to be the key driver of increased yields in our transportation segments. Additionally, FedEx Express international yields benefited from favorable currency exchange rates. Revenue growth for 2008 also improved due to a full year of operations for businesses acquired in 2007 at FedEx Express and FedEx Freight. Revenue growth during 2008 was partially offset by reduced U.S. domestic express volumes as a result of the ongoing weak U.S. economy. The impact of the weak U.S. economy became progressively worse during the year and drove U.S. domestic express shipping volumes to pre-2000 levels during the fourth quarter of 2008.

Revenue growth in 2007 was due to FedEx Ground package volume growth and growth in FedEx Express International Priority ("IP") services. Our 2007 revenues also reflected the acquisition of FedEx National LTL (formerly known as Watkins Motor Lines), which added approximately $760 million to 2007 revenue. Revenue growth in 2007 was slightly offset by declines in copy revenues at FedEx Office.

Operating Income

The following table compares operating expenses and operating income as a percent of revenue for the years ended May 31:

	Percent of Revenue		
	2008	2007	2006
Operating expenses:			
Salaries and employee benefits	**37.4%**	39.0%	38.9%
Purchased transportation	**11.7**	11.0	10.1
Rentals and landing fees	**6.4**	6.7	7.4
Depreciation and amortization	**5.1**	5.0	4.8
Fuel	**12.1**	10.0	10.1
Maintenance and repairs	**5.5**	5.5	5.5
Impairment charges	**2.3**	–	–
Other	**14.0**	13.5	13.9
Total operating expenses	**94.5**	90.7	90.7
Operating income (margin)	**5.5%**	9.3%	9.3%

Operating income and operating margin declined during 2008, as the weak U.S. economy and substantially higher fuel costs pressured volume growth at FedEx Express and FedEx Freight. The noncash impairment charges at FedEx Office also negatively affected operating margins in 2008. Fuel expenses increased approximately 30% during 2008, primarily due to an increase in the average price per gallon of fuel. Fuel surcharges were not sufficient to offset incremental fuel costs for 2008, based on a static analysis of the impact to operating income of year-over-year changes in fuel prices compared to changes in fuel surcharges. This analysis considers the estimated benefits of the reduction in fuel surcharges included in the base rates charged for FedEx Express services. However, this analysis does not consider several other factors including the sensitivity of demand to changes in price and shifts by our customers to lower-yielding services. Though fluctuations in fuel surcharge rates can be significant from period to period, fuel surcharges represent one of the many individual components of our pricing structure that impact our overall revenue and yield. Additional components include the mix of services purchased, the base price and other extra service charges we obtain for these services and the level of pricing discounts offered. In order to provide information about the impact of fuel surcharges on the trend in revenue and yield growth, we have included the comparative fuel surcharge rates in effect for 2008, 2007 and 2006 in the accompanying discussions of each of our transportation segments.

Operating income in 2008 was also negatively impacted by increased net operating costs at FedEx Office and expansion of our domestic express services in China. Higher purchased transportation expenses at FedEx Ground, primarily due to costs associated with independent contractor incentive programs and higher rates paid to our contractors (including higher fuel supplement costs), also had a negative impact on 2008 results. Other operating expenses increased during 2008 primarily due to the full-year inclusion of our 2007 business acquisitions, including the consolidation of the results of our China joint venture at FedEx Express, and higher legal, consulting and insurance costs at FedEx Ground. Lower variable incentive compensation and reduced retirement plans costs, combined with cost containment activities, partially mitigated the impact of higher net fuel costs and the weak U.S. economy on our overall results for 2008.

Operating income increased in 2007, as revenue growth at FedEx Express and FedEx Ground more than offset reduced profitability at the FedEx Freight segment and increased net operating costs at FedEx Office. Operating margin was flat in 2007 due to slower economic growth, the negative impact of higher salaries and benefits (primarily as a result of the new labor contract with our pilots) and the timing of adjustments to our fuel surcharges at FedEx Express, as well as operating losses at FedEx National LTL. Soft volumes in the LTL sector and expenses to integrate the FedEx National LTL network negatively impacted the performance of the FedEx Freight segment in 2007.

Salaries and employee benefits increased in 2007 as a result of the new labor contract for the pilots of FedEx Express and the FedEx National LTL acquisition. The impacts of expensing stock options commencing in 2007 and higher retirement plan costs were largely offset by lower incentive compensation. Purchased transportation costs increased in 2007 due to FedEx Ground volume growth, the FedEx National LTL acquisition and IP package volume growth.

Impairment Charges

Our operating results for 2008 include a charge of approximately $891 million ($696 million, net of tax, or $2.23 per diluted share) recorded during the fourth quarter, predominantly related to noncash impairment charges associated with the decision to minimize the use of the Kinko's trade name and goodwill resulting from the Kinko's acquisition.

The components of the charge include the following (in millions):

Trade name	$515
Goodwill	367
Other	9
	$891

During the fourth quarter we decided to change the name of FedEx Kinko's to FedEx Office. The impairment of the Kinko's trade name was due to the decision to minimize the use of the Kinko's trade name and rebrand our centers over the next several years. We believe the FedEx Office name better describes the wide range of services available at our retail centers and takes full advantage of the FedEx brand. The goodwill impairment charge was related to the impairment of our recorded goodwill, reflecting a decline in its current fair value in light of economic conditions, the unit's recent and forecasted financial performance and the decision to reduce the rate of store expansion. These impairment charges are included in operating expenses in the accompanying consolidated statements of income. The charges are included in the results of the FedEx Services segment and were not allocated to our transportation segments, as the charges were unrelated to the core performance of these businesses.

For additional information concerning the trade name and goodwill impairment charges, see Note 4 to the accompanying consolidated financial statements and the Critical Accounting Estimates section of this MD&A.

Other Income and Expense

Net interest expense decreased $1 million during 2008 primarily due to decreased interest expense related to lower debt balances and increased capitalized interest. The decrease in interest expense was partially offset by decreased interest income due to lower cash balances. Net interest expense decreased $51 million during 2007 primarily due to increased interest income earned on higher cash balances.

Income Taxes

Our effective tax rate was 44.2% in 2008, 37.3% in 2007 and 37.7% in 2006. Our 2008 tax rate increased primarily as a result of the goodwill impairment charge, which is not deductible for income tax purposes. Our 2007 tax rate was favorably impacted by the conclusion of various state and federal tax audits and appeals. This favorable impact was partially offset by tax charges incurred as a result of a reorganization in Asia associated with our acquisition in China (described below). For 2009, we expect our effective tax rate to be approximately 38%. The actual rate, however, will depend on a number of factors, including the amount and source of operating income.

Business Acquisitions

During 2007, we made the following business acquisitions:

Segment	Business Acquired	Rebranded	Date Acquired	Total Purchase Price (in millions)
FedEx Freight	Watkins Motor Lines	FedEx National LTL	September 3, 2006	$787
FedEx Express	ANC Holdings Ltd.	FedEx U.K.	December 16, 2006	241
FedEx Express	Tianjin Datian W. Group Co., Ltd. ("DTW Group")	N/A	March 1, 2007	427

Our acquisition of FedEx National LTL extended our service offerings to the long-haul LTL freight sector. The acquisition of FedEx U.K. has allowed us to establish a domestic service in the United Kingdom and better serve the U.K. international market, while the DTW Group acquisition converted our joint venture with DTW Group into a wholly owned subsidiary and has increased our presence in China in the international market and established our presence in the domestic market. During 2007, we also made other immaterial acquisitions that are not presented in the table above.

We paid the purchase price for these acquisitions from available cash balances, which included the net proceeds from our $1 billion senior unsecured debt offering completed during 2007. See Note 6 of the accompanying consolidated financial statements for further discussion of this debt offering.

See Note 3 of the accompanying consolidated financial statements for further information about these acquisitions.

Employees Under Collective Bargaining Arrangements
The pilots of FedEx Express, who represent a small percentage of our total employees, are employed under a collective bargaining agreement. During the second quarter of 2007, the pilots ratified a new four-year labor contract that included signing bonuses and other upfront compensation of approximately $143 million, as well as pay increases and other benefit enhancements. These costs were partially mitigated by reductions in the variable incentive compensation of our other employees. The effect of this new agreement on second quarter 2007 net income was approximately $78 million net of tax, or $0.25 per diluted share.

Lease Accounting Charge
Our results for 2006 included a noncash charge of $79 million ($49 million net of tax, or $0.16 per diluted share) to adjust the accounting for certain facility leases, predominantly at FedEx Express. This charge, which included the impact on prior years, related primarily to rent escalations in on-airport facility leases that were not being recognized appropriately.

Outlook
Our comparisons to 2008 and expectations for 2009 below exclude the impact of the noncash impairment charges described above.

We anticipate the difficult economic environment that impacted our profitability in 2008 will continue in 2009, as we expect no significant improvement in the U.S. economy, at least for the near term. In fact, the negative consequences of record oil prices on global growth will likely amplify in coming quarters. Therefore, we expect nominal base revenue growth in 2009, as these factors will continue to pressure yields and volumes in both package and freight services, especially in our U.S. domestic services at FedEx Express. Persistently high energy costs will continue to dampen our growth potential throughout 2009 despite our continued cost containment initiatives and reductions in variable incentive compensation. These factors, combined with higher purchased transportation costs at FedEx Ground, are expected to result in reduced earnings in 2009. We will continue to have cost containment initiatives in place across all segments in 2009, including controlling discretionary spending and limiting staffing additions. If the economic downturn becomes even more pronounced, additional actions will be taken to control costs. However, we will not compromise our outstanding service levels or take actions that negatively impact the customer experience in exchange for short-term cost reductions.

In light of current economic conditions, we significantly reduced our capital expenditures for 2008 from an initial budget of $3.5 billion to $2.9 billion in actual expenditures. Our capital expenditures for 2009 are expected to approximate 2008 levels, as we balance the need to control spending with the opportunity to make investments with high returns, such as in substantially more fuel-efficient Boeing 757 and Boeing 777 aircraft. Moreover, we will continue to invest in critical long-term strategic projects focused on expanding our global networks and broadening our service offerings to position us for stronger growth in better economic times. However, we could significantly reduce 2009 capital expenditures should conditions worsen. For additional details on key 2009 capital projects, refer to the Liquidity Outlook section of this MD&A.

All of our businesses operate in a competitive pricing environment, exacerbated by continuing volatile fuel prices. Historically, our fuel surcharges have largely been sufficient to offset incremental fuel costs; however, volatility in fuel costs, as seen in the rapidly rising price of oil in 2008, may impact earnings because adjustments to our fuel surcharges lag changes in actual fuel prices paid. Therefore, the trailing impact of adjustments to our fuel surcharges can significantly affect our earnings in the short-term.

As described in Note 17 of the accompanying consolidated financial statements and the "Independent Contractor Matters" section of our FedEx Ground segment MD&A, we are involved in a number of litigation matters and other proceedings that challenge the status of FedEx Ground's owner-operators as independent contractors. FedEx Ground anticipates continuing changes to its relationships with its contractors. The nature, timing and amount of any changes are dependent on the outcome of numerous future events. We cannot reasonably estimate the potential impact of any such changes or a meaningful range of potential outcomes, although they could be material. However, we do not believe that any such changes will impair our ability to operate and profitably grow our FedEx Ground business.

See "Risk Factors" for a discussion of these and other potential risks and uncertainties that could materially affect our future performance.

Seasonality of Business
Our businesses are seasonal in nature. Seasonal fluctuations affect volumes, revenues and earnings. Historically, the U.S. express package business experiences an increase in volumes in late November and December. International business, particularly in the Asia-to-U.S. market, peaks in October and November in advance of the U.S. holiday sales season. Our first and third fiscal quarters, because they are summer vacation and post winter-holiday seasons, have historically experienced lower volumes relative to other periods. Normally, the fall is the busiest shipping period for FedEx Ground, while late December, June and July are the slowest periods. For the FedEx Freight LTL Group, the spring and fall are the busiest periods and the latter part of December, January and February are the slowest periods. For FedEx Office, the summer months are normally the slowest periods. Shipment levels, operating costs and earnings for each of our companies can also be adversely affected by inclement weather, particularly in our third fiscal quarter.

NEW ACCOUNTING PRONOUNCEMENTS
New accounting rules and disclosure requirements can significantly impact our reported results and the comparability of our financial statements. We believe the following new accounting pronouncements are relevant to the readers of our financial statements.

On June 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes." This interpretation establishes new standards for the financial statement recognition, measurement and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The cumulative effect of adopting

FIN 48 was immaterial. For additional information on the impact of adoption of FIN 48, refer to Note 11 to the accompanying consolidated financial statements.

On May 31, 2007, we adopted Statement of Financial Accounting Standards ("SFAS") 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS 158 requires recognition in the balance sheet of the funded status of defined benefit pension and other postretirement benefit plans, and the recognition in accumulated other comprehensive income ("AOCI") of unrecognized gains or losses and prior service costs or credits. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation ("PBO") of the plan. The adoption of SFAS 158 resulted in a $982 million charge to shareholders' equity at May 31, 2007 through AOCI. At May 31, 2008, under the provisions of SFAS 158, we recorded an increase to equity of $469 million (net of tax) based on a $1 billion improvement in the funded status of our retirement plans since May 31, 2007.

Additionally, SFAS 158 requires the measurement date for plan assets and liabilities to coincide with the sponsor's year end. We currently use a February 28 (February 29 in 2008) measurement date for our plans; therefore, this standard will require us to change our measurement date to May 31 (beginning in 2009). We are required to make our transition election in the first quarter of 2009 and plan to elect the two-measurement approach as our transition method. Under the two-measurement approach, we complete two actuarial measurements, one at February 29, 2008 and the other at June 1, 2008. For the transition period from February 29, 2008 through June 1, 2008, we will record the net periodic benefit cost, net of tax, as an adjustment to beginning retained earnings and the actuarial gains and losses, net of tax, as an adjustment to AOCI in the first quarter of 2009. The impact of adopting the measurement date provision on our financial statements is not expected to be material to our financial position or results of operations, but will reduce our 2009 pension and retiree medical expense by approximately $87 million under the two-measurement approach due to an increase in the discount rate and higher plan assets.

For additional information on the adoption of SFAS 158 and these changes, see Note 12 to the accompanying consolidated financial statements and the Critical Accounting Estimates section of this MD&A.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements," which provides a common definition of fair value, establishes a uniform framework for measuring fair value and requires expanded disclosures about fair value measurements. The requirements of SFAS 157 are to be applied prospectively, and we anticipate that the primary impact of the standard to us will be related to the measurement of fair value in our recurring impairment test calculations (such as measurements of our recorded goodwill). SFAS 157 is effective for us beginning on June 1, 2008; however, the FASB approved a one-year deferral of the adoption of the standard as it relates to non-financial assets and liabilities with the issuance in February 2008 of FASB Staff Position FAS 157-2, "Effective Date of FASB Statement No. 157." We do not presently hold any financial assets or liabilities that would require recognition under SFAS 157 other than investments held by our pension plans. In addition, the FASB has excluded leases from the scope of SFAS 157. We anticipate that this standard will not have a material impact on our financial condition or results of operations upon adoption.

In December 2007, the FASB issued SFAS 141R, "Business Combinations," and SFAS 160, "Accounting and Reporting Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51." These new standards significantly change the accounting for and reporting of business combination transactions and noncontrolling interests (previously referred to as minority interests) in consolidated financial statements. The key aspects of SFAS 141R and SFAS 160 include requiring the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction; establishing the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requiring the expensing of most transaction and restructuring costs. Both standards are effective for us beginning June 1, 2009 (fiscal 2010) and are applicable only to transactions occurring after the effective date.

REPORTABLE SEGMENTS

FedEx Express, FedEx Ground and FedEx Freight represent our major service lines and, along with FedEx Services, form the core of our reportable segments. Our reportable segments include the following businesses:

FedEx Express Segment	FedEx Express (express transportation) FedEx Trade Networks (global trade services)
FedEx Ground Segment	FedEx Ground (small-package ground delivery) FedEx SmartPost (small-parcel consolidator)
FedEx Freight Segment	FedEx Freight LTL Group: FedEx Freight (regional LTL freight transportation) FedEx National LTL (long-haul LTL freight transportation) FedEx Custom Critical (time-critical transportation) Caribbean Transportation Services (airfreight forwarding)
FedEx Services Segment	FedEx Services (sales, marketing and information technology functions) FedEx Office (document and business services and package acceptance) FedEx Customer Information Services ("FCIS") (customer service, billings and collections) FedEx Global Supply Chain Services (logistics services)

FEDEX SERVICES SEGMENT

The FedEx Services segment includes: FedEx Services, which provides sales, marketing and information technology support; FCIS, which is responsible for customer service, billings and collections for FedEx Express and FedEx Ground; FedEx Global Supply Chain Services, which provides a range of logistics services to our customers; and FedEx Office.

During the fourth quarter of 2008, we decided to change the name of FedEx Kinko's to FedEx Office. We believe the FedEx Office name better describes the wide range of services available at our retail centers and takes full advantage of the FedEx brand.

During the first quarter of 2008, FedEx Office was reorganized as a part of the FedEx Services segment. FedEx Office provides retail access to our customers for our package transportation businesses and an array of document and business services. FedEx Services provides access to customers through digital channels such as fedex.com. Under FedEx Services, FedEx Office benefits from the full range of resources and expertise of FedEx Services to continue to enhance the customer experience, provide greater, more convenient access to the portfolio of services at FedEx, and increase revenues through our retail network. As part of this reorganization, we are pursuing synergies in sales, marketing, information technology and administrative areas.

With this reorganization, the FedEx Services segment became a reportable segment. Prior year amounts have been revised to conform to the current year segment presentation. FedEx Office continues to be treated as a reporting unit for purposes of goodwill impairment testing.

Effective June 1, 2006, we moved FedEx Supply Chain Services, Inc., the results of which were previously reported in the FedEx Ground segment, into a new subsidiary of FedEx Services named FedEx Global Supply Chain Services, Inc. The net operating costs of this entity are allocated to FedEx Express and FedEx Ground. Prior year amounts were not reclassified to conform to the 2007 segment presentation, as financial results were materially comparable.

The costs of the sales, marketing and information technology support provided by FedEx Services and the customer service functions of FCIS, together with the normal, ongoing net operating costs of FedEx Global Supply Chain Services and FedEx Office, are allocated primarily to the FedEx Express and FedEx Ground segments based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the net cost of providing these functions. The $891 million fourth quarter charge predominantly associated with the noncash impairment charges for the Kinko's trade name and goodwill was not allocated to the FedEx Express or FedEx Ground segments, as it was unrelated to the core performance of those businesses.

FedEx Services segment revenues, which reflect the operations of FedEx Office and FedEx Global Supply Chain Services, increased slightly during 2008. Revenue generated from new locations and higher package acceptance fees more than offset declines in copy revenues at FedEx Office for 2008. The allocated net operating costs of FedEx Office increased during 2008 due to declines in copy revenues, as well as higher expenses associated with store expansion, advertising and promotions, and service improvement activities. Increased capital expenditures for the FedEx Services segment are primarily associated with information technology facility expansion at FedEx Services and store expansion activities at FedEx Office. FedEx Office opened 318 new centers during 2008.

OTHER INTERSEGMENT TRANSACTIONS

Certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates, which we believe approximate fair value, and are reflected as revenues of the billing segment. These rates are adjusted from time to time based on market conditions. Such intersegment revenues and expenses are eliminated in the consolidated results and are not separately identified in the following segment information, as the amounts are not material.

The operating expenses line item "Intercompany charges" on the accompanying unaudited financial summaries of our transportation segments includes the allocations from the FedEx Services segment to the respective transportation segments. The "Intercompany charges" caption also includes allocations for administrative services provided between operating companies and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions. Management evaluates transportation segment financial performance based on operating income.

FEDEX EXPRESS SEGMENT

The following table compares revenues, operating expenses, operating income and operating margin (dollars in millions) for the years ended May 31:

	2008	2007	2006	Percent Change 2008/2007	Percent Change 2007/2006
Revenues:					
Package:					
U.S. overnight box	**$ 6,578**	$ 6,485	$ 6,422	**1**	1
U.S. overnight envelope	**2,012**	1,990	1,974	**1**	1
U.S. deferred	**2,995**	2,883	2,853	**4**	1
Total U.S. domestic package revenue	**11,585**	11,358	11,249	**2**	1
International Priority (IP)	**7,666**	6,722	6,139	**14**	9
International domestic [1]	**663**	370	199	**79**	86
Total package revenue	**19,914**	18,450	17,587	**8**	5
Freight:					
U.S.	**2,398**	2,412	2,218	**(1)**	9
International Priority Freight	**1,243**	1,045	840	**19**	24
International airfreight	**406**	394	434	**3**	(9)
Total freight revenue	**4,047**	3,851	3,492	**5**	10
Other [2]	**460**	380	367	**21**	4
Total revenues	**24,421**	22,681	21,446	**8**	6
Operating expenses:					
Salaries and employee benefits	**8,451**	8,234 [3]	8,033	**3**	3
Purchased transportation	**1,208**	1,098	971	**10**	13
Rentals and landing fees	**1,673**	1,610	1,696 [4]	**4**	(5)
Depreciation and amortization	**944**	856	805	**10**	6
Fuel	**3,785**	2,946	2,786	**28**	6
Maintenance and repairs	**1,512**	1,444	1,344	**5**	7
Intercompany charges	**2,134**	2,046	1,496	**4**	37
Other	**2,813**	2,456	2,502	**15**	(2)
Total operating expenses	**22,520**	20,690	19,633	**9**	5
Operating income	**$ 1,901**	$ 1,991	$ 1,813	**(5)**	10
Operating margin	**7.8%**	8.8%	8.5%	**(100)bp**	30bp

(1) International domestic revenues include our international domestic express operations, primarily in the United Kingdom, Canada, India and China. We reclassified the prior period international domestic revenues previously included within other revenues to conform to the current period presentation.
(2) Other revenues includes FedEx Trade Networks.
(3) Includes a $143 million charge for signing bonuses and other upfront compensation associated with the new four-year labor contract with our pilots.
(4) Includes a $75 million one-time, noncash charge to adjust the accounting for certain facility leases.

The following table compares selected statistics (in thousands, except yield amounts) for the years ended May 31:

	2008	2007	2006	Percent Change 2008/2007	Percent Change 2007/2006
Package Statistics [1]					
Average daily package volume (ADV):					
U.S. overnight box	**1,151**	1,174	1,203	**(2)**	(2)
U.S. overnight envelope	**677**	706	713	**(4)**	(1)
U.S. deferred	**895**	898	901	**–**	–
Total U.S. domestic ADV	**2,723**	2,778	2,817	**(2)**	(1)
IP	**517**	487	466	**6**	5
International domestic [2]	**296**	134	46	**121**	191
Total ADV	**3,536**	3,399	3,329	**4**	2
Revenue per package (yield):					
U.S. overnight box	**$22.40**	$ 21.66	$ 20.94	**3**	3
U.S. overnight envelope	**11.66**	11.06	10.86	**5**	2
U.S. deferred	**13.12**	12.59	12.42	**4**	1
U.S. domestic composite	**16.68**	16.04	15.66	**4**	2
IP	**58.11**	54.13	51.64	**7**	5
International domestic [2]	**8.80**	10.77	16.69	**(18)**	(35)
Composite package yield	**22.08**	21.28	20.72	**4**	3
Freight Statistics [1]					
Average daily freight pounds:					
U.S.	**8,648**	9,569	9,374	**(10)**	2
International Priority Freight	**2,220**	1,878	1,634	**18**	15
International airfreight	**1,817**	1,831	2,126	**(1)**	(14)
Total average daily freight pounds	**12,685**	13,278	13,134	**(4)**	1
Revenue per pound (yield):					
U.S.	**$ 1.09**	$ 0.99	$ 0.93	**10**	6
International Priority Freight	**2.20**	2.18	2.02	**1**	8
International airfreight	**0.88**	0.84	0.80	**5**	5
Composite freight yield	**1.25**	1.14	1.04	**10**	10

(1) Package and freight statistics include only the operations of FedEx Express.
(2) International domestic revenues include our international domestic express operations, primarily in the United Kingdom, Canada, India and China.

FedEx Express Segment Revenues

FedEx Express revenues increased 8% in 2008, primarily due to increases in fuel surcharges, growth in IP volume and the impact of favorable currency exchange rates. Revenue increases during 2008 were partially offset by decreased volumes in U.S. domestic package and freight services, as the weak U.S. economy and persistently higher fuel prices and the related impact on our fuel surcharges have restrained demand for these services. These factors drove U.S. domestic shipping levels to pre-2000 volumes during the fourth quarter of 2008.

The increase in composite package yield in 2008 was driven by increases in IP and U.S. domestic yields, partially offset by decreased international domestic yield. IP yield increased 7% in 2008, primarily due to favorable exchange rates, higher fuel surcharges and increases in package weights. U.S. domestic yield increased 4% in 2008 primarily due to higher fuel surcharges and general rate increases. International domestic yield decreased 18% during 2008 as a result of the inclusion of lower-yielding services from the companies acquired in 2007. Composite freight yield increased in 2008 due to the impact of changes in service mix, higher fuel surcharges and favorable exchange rates.

IP volume growth during 2008 resulted from increased demand in Asia, U.S. outbound and Europe. Increased international domestic volumes during 2008 were driven by business acquisitions in the second half of 2007. U.S. domestic package and freight volumes decreased during 2008, as the ongoing weak U.S. economy and rising fuel prices continued to negatively impact demand for these services.

Revenue growth in 2007 was driven by IP revenues as a result of yield improvements across all regions and volume growth resulting from increased demand in U.S. outbound, Asia and Europe. Also contributing to revenue growth in 2007 were increases in international domestic revenues (primarily due to our acquisition of FedEx U.K.) and increases in freight revenues due to higher U.S. and international priority freight volumes. U.S. domestic package revenues increased as a result of yield improvements, partially offset by a decrease in volumes resulting from the moderating growth rate of the U.S. economy.

IP yield increased during 2007 as a result of favorable exchange rates, higher package weights and an increase in the average rate per pound. U.S. domestic composite yield increases in 2007 were due to an increase in the average rate per pound, partially offset by changes in product mix and lower package weights. U.S. freight yield increased in 2007 due to an increase in the average rate per pound and higher fuel surcharges.

Our fuel surcharges are indexed to the spot price for jet fuel. Using this index, the U.S. domestic and outbound fuel surcharge and the international fuel surcharges ranged as follows, for the years ended May 31:

	2008	2007	2006
U.S. Domestic and Outbound Fuel Surcharge:			
Low	**13.50%**	8.50%	10.50%
High	**25.00**	17.00	20.00
Weighted-Average	**17.06**	12.91	13.69
International Fuel Surcharges:			
Low	**12.00**	8.50	10.00
High	**25.00**	17.00	20.00
Weighted-Average	**16.11**	12.98	12.73

FedEx Express Segment Operating Income

The following table compares operating expenses and operating income as a percent of revenue for the years ended May 31:

	Percent of Revenue		
	2008	2007	2006
Operating expenses:			
Salaries and employee benefits	**34.6%**	36.3%[1]	37.4%
Purchased transportation	**4.9**	4.8	4.5
Rentals and landing fees	**6.9**	7.1	7.9[2]
Depreciation and amortization	**3.9**	3.8	3.7
Fuel	**15.5**	13.0	13.0
Maintenance and repairs	**6.2**	6.4	6.3
Intercompany charges	**8.7**	9.0	7.0
Other	**11.5**	10.8	11.7
Total operating expenses	**92.2**	91.2	91.5
Operating income (margin)	**7.8%**	8.8%	8.5%

(1) Includes a $143 million charge for signing bonuses and other upfront compensation associated with the new four-year labor contract with our pilots (0.6% of revenue).
(2) Includes a $75 million one-time, noncash charge to adjust the accounting for certain facility leases (0.4% of revenue).

Operating results for 2008 were negatively impacted by record high fuel prices, the continued weak U.S. economy and our continued investment in domestic express services in China. However, revenue growth in IP services, reduced retirement plan costs, the favorable impact of foreign currency exchange rates and lower variable incentive compensation partially offset the impact of these factors on operating income during 2008.

Fuel costs increased 28% in 2008 due to an increase in the average price per gallon of fuel. Although fuel costs increased significantly during 2008, fuel surcharges were sufficient to offset incremental fuel costs, based on a static analysis of the year-over-year changes in fuel prices compared to changes in fuel surcharges. This analysis considers the estimated benefits of the reduction in fuel surcharges included in the base rates charged for FedEx Express services. However, we believe persistently higher fuel prices and the related impact on our fuel surcharges are reducing demand for our services and pressuring overall yield growth. These factors are also affecting our ability to cover inflation in our operating costs and contributing to a customer shift to lower-yielding services.

Other operating expenses increased 15% during 2008 principally due to the inclusion of our 2007 business acquisitions, including the full consolidation of the results of our China joint venture. Also contributing to the increase in other operating expenses in 2008 was the inclusion of an operating gain in 2007 related to the Airbus contract settlement agreement described below. Purchased transportation costs increased 10% in 2008 primarily due to the inclusion of our 2007 business acquisitions, the impact of higher fuel costs and IP volume growth, which requires a higher utilization of contract pickup and delivery services. These increases in purchased transportation costs were partially offset by the elimination of payments by us for pickup and delivery services provided by our former China joint venture partner, as we acquired this business in the second half of 2007. The 10% increase in depreciation expense during 2008 was principally due to aircraft purchases and our 2007 business acquisitions. Intercompany charges increased 4% during 2008 primarily due to increased net operating costs at FedEx Office associated with declines in copy revenues, as well as higher expenses associated with store expansion, advertising and promotions, and service improvement activities. This increase was partially offset by lower allocated fees from FedEx Services due to cost containment activities.

Operating income and operating margin increased in 2007, despite slower overall revenue growth. Increases in operating income and margin in 2007 resulted from growth in IP services and were partially offset by costs associated with the ratification of a new labor contract with our pilots in October 2006. These costs included signing bonuses and other upfront compensation of $143 million, as well as pay increases and other benefit enhancements, which were mitigated by reductions in the variable incentive compensation for our other employees. Year-over-year results in 2007 were positively affected by a $75 million charge in 2006 to adjust the accounting for certain facility leases.

Fuel costs increased during 2007 due to an increase in the average price per gallon of fuel. Fuel surcharges did not offset the effect of higher fuel costs on our year-over-year operating results for 2007, due to the timing lag that exists between when we purchase fuel and when our fuel surcharges are adjusted, based on a static analysis of the year-over-year changes in fuel prices compared to changes in fuel surcharges.

Salaries and employee benefits increased in 2007 primarily as a result of the new labor contract with our pilots. Purchased transportation costs increased 13% in 2007 due to IP volume growth, which requires a higher utilization of contract pickup and delivery services and an increase in the cost of purchased transportation. Maintenance and repairs increased 7% in 2007 primarily due to higher aircraft maintenance expenses for various airframes and Airbus A300 engines. The 5% decrease in rentals and landing fees in 2007 was attributable to the one-time adjustment for leases in 2006 described above. Intercompany charges increased 37% in 2007 due to allocations as a result of moving the FCIS organization from FedEx Express to FedEx Services in 2007. The costs associated with the FCIS organization in 2006 were of a comparable amount but were reported in individual operating expense captions.

During 2007, we terminated our agreement with Airbus for the purchase of A380 aircraft and in March 2007 entered into a separate settlement agreement with Airbus that, among other things, provides us with credit memoranda applicable to the purchase of goods and services in the future. The net impact of this settlement was immaterial to our 2007 results and was recorded as an operating gain during the fourth quarter of 2007.

FedEx Express Segment Outlook

We expect limited base revenue growth at FedEx Express in 2009, as we expect no significant improvement in the U.S. economy with continued high oil prices. These factors will continue to pressure yields and volumes in both U.S. domestic package and freight services. We expect U.S. domestic shipping volumes to remain at the pre-2000 levels experienced in the fourth quarter of 2008. We expect that the majority of the revenue increase in 2009 will be led by IP services, as we continue to focus on growing our service offerings, particularly in China and Europe, and benefit from increased demand for U.S. goods due to a weaker U.S. dollar. Our international domestic revenue is projected to increase in 2009 due to the continued expansion of our China domestic service as well as increases in our Canadian domestic package services.

FedEx Express segment operating income and operating margin are expected to decline in 2009, primarily due to lower U.S. domestic package and freight volumes, as high energy costs will dampen our growth potential throughout 2009 despite our continued cost containment initiatives. Capital expenditures at FedEx Express are expected to be relatively flat in 2009, as we balance the need to control spending with the opportunity to make investments with high returns, such as substantially more fuel-efficient aircraft. Our aircraft-related capital outlays include the more fuel-efficient Boeing 757s, the first of which enter revenue service in 2009, and the new Boeing 777s, the first of which enter revenue service in 2010. These aircraft capital expenditures are necessary to achieve significant long-term operating savings and to support projected long-term international volume growth. However, we may temporarily ground certain aircraft due to excess capacity in the current economic environment. The new Asia-Pacific hub in Guangzhou, China is planned to be operational in 2009.

FEDEX GROUND SEGMENT

The following table compares revenues, operating expenses, operating income and operating margin (dollars in millions) and selected package statistics (in thousands, except yield amounts) for the years ended May 31:

	2008	2007	2006	Percent Change 2008/2007	Percent Change 2007/2006
Revenues	**$6,751**	$6,043	$5,306	**12**	14
Operating expenses:					
Salaries and employee benefits	**1,073**	1,006	929	**7**	8
Purchased transportation	**2,691**	2,326	2,019	**16**	15
Rentals	**189**	166	133	**14**	25
Depreciation and amortization	**305**	268	224	**14**	20
Fuel	**201**	117	93	**72**	26
Maintenance and repairs	**145**	134	118	**8**	14
Intercompany charges	**658**	569	515	**16**	10
Other	**753**	635	559	**19**	14
Total operating expenses	**6,015**	5,221	4,590	**15**	14
Operating income	**$ 736**	$ 822	$ 716	**(10)**	15
Operating margin	**10.9%**	13.6%	13.5%	**(270)bp**	10bp
Average daily package volume:					
FedEx Ground	**3,365**	3,126	2,815	**8**	11
FedEx SmartPost	**618**	599	377	**3**	59
Revenue per package (yield):					
FedEx Ground	**$ 7.48**	$ 7.21	$ 7.02	**4**	3
FedEx SmartPost	**$ 2.09**	$ 1.88	$ 1.55	**11**	21

FedEx Ground Segment Revenues

FedEx Ground segment revenues increased 12% during 2008 due to volume and yield growth. Volume growth at FedEx Ground resulted from market share gains and the customer appeal of our cost-effective alternative to overnight air delivery services. Average daily volumes at FedEx Ground increased 8% during 2008 due to increased commercial business and the continued growth of our FedEx Home Delivery service. Yield improvement during 2008 was primarily due to the impact of general rate increases, higher extra service revenue (primarily through our residential, additional handling and large package surcharges) and higher fuel surcharges partially offset by higher customer discounts and a lower average weight and zone per package.

FedEx SmartPost picks up shipments from customers and delivers them to various points within the United States Postal Service ("USPS") network for final delivery. FedEx SmartPost revenue and yield represent the amount charged to customers net of postage paid to the USPS.

Revenues increased during 2007 due to strong volume growth. Average daily volumes at FedEx Ground rose 11% because of increased commercial business and the continued growth of our FedEx Home Delivery service. Yield improvement during 2007 was primarily due to the impact of general rate increases and higher extra service revenues, primarily on our residential services. This yield increase was partially offset by higher customer discounts and a lower average weight and zone per package. Additionally, revenue at FedEx SmartPost increased significantly in 2007 due to increased market share, as a major competitor exited this market in 2006, enabling significant growth in the customer base and related volumes.

The FedEx Ground fuel surcharge is based on a rounded average of the national U.S. on-highway average prices for a gallon of diesel fuel, as published by the Department of Energy. Our fuel surcharge ranged as follows for the years ended May 31:

	2008	2007	2006
Low	**4.50%**	3.50%	2.50%
High	**7.75**	5.25	5.25
Weighted-Average	**5.47**	4.18	3.54

FedEx Ground Segment Operating Income

The following table compares operating expenses and operating income as a percent of revenue for the years ended May 31:

	Percent of Revenue 2008	2007	2006
Operating expenses:			
Salaries and employee benefits	**15.9%**	16.7%	17.5%
Purchased transportation	**39.9**	38.5	38.1
Rentals	**2.8**	2.8	2.5
Depreciation and amortization	**4.5**	4.4	4.2
Fuel	**3.0**	1.9	1.8
Maintenance and repairs	**2.1**	2.2	2.2
Intercompany charges	**9.7**	9.4	9.7
Other	**11.2**	10.5	10.5
Total operating expenses	**89.1**	86.4	86.5
Operating income (margin)	**10.9%**	13.6%	13.5%

FedEx Ground segment operating income decreased 10% during 2008, as revenue growth was more than offset by higher independent contractor-related costs, the net impact of increased fuel costs, costs associated with our multi-year capacity expansion plan, higher intercompany charges and higher legal costs (including fees paid to external counsel, settlement costs and loss accruals). However, lower variable incentive compensation partially offset the net impact of these factors on operating income during 2008.

Fuel costs increased 72% during 2008 primarily due to a significant increase in the average price per gallon of fuel. Fuel surcharges were not sufficient to offset the effect of fuel costs on our year-over-year operating results for 2008, due to the timing lag that exists between when we purchase fuel and when our indexed fuel surcharges automatically adjust. Purchased transportation costs increased 16% in 2008 as a result of higher rates paid to our independent contractors, increased fuel expenses and costs associated with our independent contractor programs (described below).

Intercompany charges increased 16% during 2008 primarily due to increased net operating costs at FedEx Office associated with declines in copy revenues, as well as higher expenses associated with store expansion, advertising and promotions, and service improvement activities. In addition, higher allocated sales and marketing and customer service costs from FedEx Services contributed to the increase in intercompany charges for 2008. Other operating expenses increased 19% during 2008, primarily due to higher legal, consulting and insurance costs. Depreciation expense and rent expense increased 14% in 2008 primarily due to higher spending on material handling equipment and facilities associated with our multi-year capacity expansion plan.

The increase in FedEx Ground segment operating income during 2007 was principally due to revenue growth and improved results at FedEx SmartPost. Operating margin increased only slightly in 2007, as revenue growth was partially offset by increased purchased transportation costs, increased legal costs and higher depreciation and rent expense associated with network expansion.

Purchased transportation increased in 2007 primarily due to volume growth and higher rates paid to our independent contractors, including fuel supplements. Our fuel surcharge was sufficient to offset the effect of higher fuel costs on our 2007 operating results, based on a static analysis of the year-over-year changes in fuel prices compared to changes in the fuel surcharge. Other operating expenses increased in 2007 primarily due to increased legal costs. Depreciation expense increased 20% and rent expense increased 25% principally due to higher spending on material handling and scanning equipment and facilities associated with our multi-year network expansion.

Independent Contractor Matters

FedEx Ground faces increased regulatory and legal uncertainty with respect to its independent contractors. As part of its operations, FedEx Ground has made changes to its relationships with contractors that, among other things, provide incentives for improved service and enhanced regulatory and other compliance by our contractors. During the second quarter of 2008, FedEx Ground announced a nationwide program, which provides greater incentives to certain of its contractors who choose to grow their businesses by adding routes. In addition, FedEx Ground offered special incentives to encourage California-based single-route contractors to transform their operations into multiple-route businesses or sell their routes to others. Virtually all California-based single-route contractors accepted the incentives and completed the required actions by May 31, 2008. Furthermore, as of May 31, 2008 nearly 60% of all service areas nationwide are supported by multiple-route contractors.

FedEx Ground is involved in numerous purported or certified class-action lawsuits, state tax and other administrative proceedings and Internal Revenue Service audits that claim the company's owner-operators should be treated as employees, rather than independent contractors. For a description of these proceedings, see Note 17 of the accompanying consolidated financial statements.

FedEx Ground Segment Outlook

We expect the FedEx Ground segment to have continued revenue growth in 2009, led by increased commercial business and the continued growth of our FedEx Home Delivery service. FedEx SmartPost volumes are also expected to grow, due to market share gains and improved service levels. Yields for all services at FedEx Ground are expected to improve in 2009 as a result of increases in list prices and fuel surcharges.

FedEx Ground segment operating margin in 2009 is expected to decrease slightly due to rising fuel prices and increased purchased transportation costs, despite continued cost containment initiatives. Purchased transportation costs are expected to increase in 2009 due to ongoing enhancements to our independent contractor model, and higher incentives and rates paid to our independent contractors. Capital spending is expected to remain relatively flat in 2009, with the majority of our spending resulting from our continued comprehensive network expansion and productivity-enhancing technologies. We are committed to investing in the FedEx Ground network because of the long-term benefits we will experience from these investments.

We will continue to vigorously defend various attacks against our independent contractor model and incur ongoing legal costs as a part of this process. While we believe that FedEx Ground's owner operators are properly classified as independent contractors, it is reasonably possible that we could incur a material loss in connection with one or more of these matters or be required to make additional changes to our contractor model. However, we do not believe that any such charges will impair our ability to operate and profitably grow our FedEx Ground business.

FEDEX FREIGHT SEGMENT

The following table shows revenues, operating expenses, operating income and operating margin (dollars in millions) and selected statistics for the years ended May 31:

				Percent Change	
	2008	2007 [1]	2006	**2008/ 2007**	2007/ 2006
Revenues	**$4,934**	$4,586	$3,645	**8**	26
Operating expenses:					
Salaries and employee benefits	**2,381**	2,250	1,801	**6**	25
Purchased transportation	**582**	465	298	**25**	56
Rentals and landing fees	**119**	112	94	**6**	19
Depreciation and amortization	**227**	195	120	**16**	63
Fuel	**608**	468	377	**30**	24
Maintenance and repairs	**175**	165	120	**6**	38
Intercompany charges	**81**	61	37	**33**	65
Other	**432**	407	313	**6**	30
Total operating expenses	**4,605**	4,123	3,160	**12**	30
Operating income	**$ 329**	$ 463	$ 485	**(29)**	(5)
Operating margin	**6.7%**	10.1%	13.3%	**(340)bp**	(320)bp
Average daily LTL shipments (in thousands)	**79.7**	78.2	66.7	**2**	17
Weight per LTL shipment (lbs)	**1,136**	1,130	1,143	**1**	(1)
LTL yield (revenue per hundredweight)	**$19.65**	$18.65	$16.84	**5**	11

(1) Includes the results of FedEx National LTL from the date of its acquisition on September 3, 2006.

FedEx Freight Segment Revenues

FedEx Freight segment revenues increased 8% during 2008 primarily due to the full-year inclusion of the FedEx National LTL acquisition. LTL yield increased 5% during 2008, reflecting higher yields from longer-haul FedEx National LTL shipments, higher fuel surcharges (despite the rate reduction described below) and the impact of the January 2008 general rate increase. Average daily LTL shipments grew 2% in 2008, reflecting the full-year inclusion of FedEx National LTL. During the second half of 2008, average daily LTL shipments improved sequentially despite the weak U.S. economy and rising fuel costs that limited demand throughout the entire LTL industry.

FedEx Freight segment revenues increased in 2007 primarily as a result of the acquisition of FedEx National LTL. Average daily LTL shipments (excluding FedEx National LTL) grew slightly in 2007 due to increased demand for our regional and interregional services. This growth rate moderated throughout the year, however, with year-over-year declines in the second half of 2007. LTL yield growth was due to higher yields from longer-haul FedEx National LTL shipments, higher rates and favorable contract renewals.

During the first quarter of 2008, FedEx Freight reduced its standard regional LTL fuel surcharge by 25% and FedEx National LTL reduced its standard LTL fuel surcharge to levels commensurate with FedEx Freight. The indexed LTL fuel surcharge is based on the average of the national U.S. on-highway average prices for a gallon of diesel fuel, as published by the Department of Energy. The indexed LTL fuel surcharge ranged as follows for the years ended May 31:

	2008	2007	2006
Low	**14.5%**	14.0%	12.5%
High	**23.7**	21.2	20.1
Weighted-Average	**17.7**	17.8	16.3

FedEx Freight Segment Operating Income

The following table compares operating expenses and operating income as a percent of revenue for the years ended May 31:

	Percent of Revenue		
	2008	2007	2006
Operating expenses:			
Salaries and employee benefits	**48.3%**	49.1%	49.4%
Purchased transportation	**11.8**	10.1	8.2
Rentals and landing fees	**2.4**	2.4	2.6
Depreciation and amortization	**4.6**	4.3	3.3
Fuel	**12.3**	10.2	10.3
Maintenance and repairs	**3.5**	3.6	3.3
Intercompany charges	**1.6**	1.3	1.0
Other	**8.8**	8.9	8.6
Total operating expenses	**93.3**	89.9	86.7
Operating income (margin)	**6.7%**	10.1%	13.3%

FedEx Freight segment operating income and operating margin decreased substantially in 2008 primarily due to the net impact of higher fuel costs and the fuel surcharge rate reduction described above, along with higher purchased transportation costs due to increased utilization of and rates paid to third-party transportation providers. Lower variable incentive compensation partially offset the net impact of these factors on operating income during 2008.

The full-year inclusion of FedEx National LTL in our results impacted the 2008 comparability of all our operating expenses. Fuel costs increased 30% during 2008 due to an increase in the average price per gallon of diesel fuel, which also increased rates paid to our third-party transportation providers. Fuel surcharges were not sufficient to offset incremental fuel costs for 2008, based on a static analysis of the year-over-year changes in fuel prices compared to changes in fuel surcharges. Purchased transportation costs increased 25% in 2008 primarily due to the inclusion of FedEx National LTL, which uses a higher proportion of these services, and higher rates paid to our third-party transportation providers. Including incremental costs from FedEx National LTL, depreciation expense increased 16% during 2008 due to investments in information technology and equipment purchased to support ongoing replacement requirements and long-term volume growth. Intercompany charges increased 33% during 2008 primarily due to higher allocated marketing and information technology costs from FedEx Services.

FedEx Freight segment operating income decreased during 2007 due to operating losses at FedEx National LTL, which resulted from softening volumes and ongoing expenses to integrate its network. Along with incremental costs from FedEx National LTL (including amortization of acquired intangible assets), depreciation expense increased due to prior-year purchases of vehicles and other operating equipment to support volume growth. Purchased transportation increased due to higher rates paid to our third-party transportation providers and the utilization of third-party providers at FedEx National LTL. While fuel costs increased in 2007, our fuel surcharge was more than sufficient to offset the effect of higher fuel costs, based on a static analysis of the year-over-year changes in fuel prices compared to changes in the fuel surcharge.

FedEx Freight Segment Outlook

We expect the FedEx Freight segment to have revenue growth resulting from market share gains in 2009, despite the continued contraction of the LTL industry resulting from the weak U.S. economy and high oil prices. Our revenue growth in 2009 is expected to approximate revenue growth levels in 2008. We expect operating income and operating margin growth to be constrained in 2009 due to the continued weak U.S. economy and the increasingly competitive LTL pricing environment. We plan to continue to integrate our LTL businesses in 2009, which will lead to improved synergies and cost savings. As part of that process, we plan to close the San Jose, California, office in calendar 2009, after which the administrative office for FedEx Freight's regional LTL freight operations will be located in Harrison, Arkansas. No material costs are anticipated in connection with this action. Capital spending is expected to remain relatively flat in 2009, with the majority of our spending resulting from investments in revenue equipment and our continued investment in technology to improve productivity and to meet our customers' needs.

FINANCIAL CONDITION

LIQUIDITY

Cash and cash equivalents totaled $1.539 billion at May 31, 2008, compared to $1.569 billion at May 31, 2007 and $1.937 billion at May 31, 2006. The following table provides a summary of our cash flows for the years ended May 31 (in millions):

	2008	2007	2006
Operating activities:			
Net income	**$1,125**	$2,016	$1,806
Noncash charges and credits	**3,187**	1,988	2,006
Changes in operating assets and liabilities	**(828)**	(441)	(136)
Cash provided by operating activities	**3,484**	3,563	3,676
Investing activities:			
Business acquisitions, net of cash acquired	**(4)**	(1,310)	–
Capital expenditures and other investing activities	**(2,893)**	(2,814)	(2,454)
Cash used in investing activities	**(2,897)**	(4,124)	(2,454)
Financing activities:			
Proceeds from debt issuances	**–**	1,054	–
Principal payments on debt	**(639)**	(906)	(369)
Dividends paid	**(124)**	(110)	(97)
Other financing activities	**146**	155	142
Cash (used in) provided by financing activities	**(617)**	193	(324)
Net (decrease) increase in cash and cash equivalents	**$ (30)**	$ (368)	$ 898

Cash Provided by Operating Activities. Cash flows from operating activities decreased $79 million in 2008 primarily due to higher operating costs, particularly fuel and purchased transportation, partially offset by year-over-year reductions in income tax payments. Noncash charges and credits increased in 2008 due to the impairment charges discussed above. Cash flows from operating activities decreased $113 million in 2007 primarily due to an increase in income tax payments of $184 million, partially offset by increased earnings. During 2008, we made tax-deductible voluntary contributions to our principal U.S. domestic pension plans of $479 million, compared to $482 million during 2007 and $456 million during 2006.

Cash Used in Investing Activities. Capital expenditures during 2008 were 2% higher largely due to planned expenditures for facility expansion at FedEx Express and FedEx Ground. During 2007, $1.3 billion of cash was used for the FedEx National LTL, FedEx U.K., DTW Group and other immaterial acquisitions. See Note 3 of the accompanying consolidated financial statements for further discussion of these acquisitions. See "Capital Resources" for a discussion of capital expenditures during 2008 and 2007.

Debt Financing Activities. We have a shelf registration statement filed with the Securities and Exchange Commission ("SEC") that allows us to sell, in one or more future offerings, any combination of our unsecured debt securities and common stock. In August 2006, we issued $1 billion of senior unsecured debt under our shelf registration statement, comprised of floating-rate notes totaling $500 million and fixed-rate notes totaling $500 million. The $500 million in floating-rate notes were repaid in August 2007. The fixed-rate notes bear interest at an annual rate of 5.5%, payable semi-annually, and are due in August 2009. The net proceeds were used for working capital and general corporate purposes, including the funding of several business acquisitions during 2007.

A $1 billion revolving credit agreement is available to finance our operations and other cash flow needs and to provide support for the issuance of commercial paper. Our revolving credit agreement contains a financial covenant, which requires us to maintain a leverage ratio of adjusted debt (long-term debt, including the current portion of such debt, plus six times rentals and landing fees) to capital (adjusted debt plus total common stockholders' investment) that does not exceed 0.7 to 1.0. Our leverage ratio of adjusted debt to capital was 0.5 at May 31, 2008. We are in compliance with this and all other restrictive covenants of our revolving credit agreement and do not expect the covenants to affect our operations. As of May 31, 2008, no commercial paper was outstanding and the entire $1 billion under the revolving credit facility was available for future borrowings.

Dividends. Dividends paid were $124 million in 2008, $110 million in 2007 and $97 million in 2006. On June 2, 2008, our Board of Directors declared a dividend of $0.11 per share of common stock, an increase of $0.01 per share. The dividend was paid on July 1, 2008 to stockholders of record as of the close of business on June 13, 2008. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we evaluate our dividend payment amount on an annual basis at the end of each fiscal year.

CAPITAL RESOURCES

Our operations are capital intensive, characterized by significant investments in aircraft, vehicles, technology, facilities, package handling and sort equipment. The amount and timing of capital additions depend on various factors, including pre-existing contractual commitments, anticipated volume growth, domestic and international economic conditions, new or enhanced services, geographical expansion of services, availability of satisfactory financing and actions of regulatory authorities.

The following table compares capital expenditures by asset category and reportable segment for the years ended May 31 (in millions):

	2008	2007	2006	Percent Change 2008/ 2007	Percent Change 2007/ 2006
Aircraft and related equipment	**$ 998**	$1,107	$1,033	**(10)**	7
Facilities and sort equipment	**900**	674	507	**34**	33
Vehicles	**404**	445	413	**(9)**	8
Information and technology investments	**366**	431	394	**(15)**	9
Other equipment	**279**	225	171	**24**	32
Total capital expenditures	**$2,947**	$2,882	$2,518	**2**	14
FedEx Express segment	**$1,716**	$1,672	$1,408	**3**	19
FedEx Ground segment	**509**	489	487	**4**	–
FedEx Freight segment	**266**	287	274	**(7)**	5
FedEx Services segment	**455**	432	345	**5**	25
Other	**1**	2	4	**NM**	NM
Total capital expenditures	**$2,947**	$2,882	$2,518	**2**	14

Capital expenditures during 2008 were slightly higher than the prior year primarily due to increased spending for facility expansions. FedEx Express capital expenditures increased in 2008 primarily as a result of increased spending on air operations and sorting facilities, including the construction of our new regional hub in Greensboro, North Carolina, and the expansion of our primary sorting facility in Memphis. FedEx Services capital expenditures increased in 2008 primarily due to increased spending associated with information technology facility expansions and the addition of new FedEx Office locations. Capital spending at FedEx Ground increased in 2008 due to increased spending on facilities and sort equipment associated with its comprehensive network expansion plan. Other equipment capital expenditures increased at FedEx Express during 2008, primarily due to expenditures for ground support equipment replacement, as well as sort equipment at our new Asia-Pacific hub in Guangzhou, China. Capital expenditures increased during 2007 primarily due to increased spending at FedEx Express for facility expansion and aircraft and related equipment, and expenditures at FedEx Office associated with its expansion program.

LIQUIDITY OUTLOOK

We believe that our existing cash and cash equivalents, cash flow from operations, our commercial paper program, revolving bank credit facility and shelf registration statement with the SEC are adequate to meet our current and foreseeable future working capital and capital expenditure needs. In addition, other forms of secured financing may be used to obtain capital assets if we determine that they best suit our needs for the foreseeable future. We have been successful in obtaining investment capital, both domestic and international, although the marketplace for such capital can become restricted depending on a variety of economic factors. We believe the capital resources available to us provide flexibility to access the most efficient markets for financing capital acquisitions, including aircraft, and are adequate for our future capital needs.

In February 2008, the Economic Stimulus Act of 2008 ("Act") was signed into law. Among other things, this Act provides a 50% bonus tax depreciation deduction for qualified property acquired or constructed and placed in service in 2008. We anticipate that the Act will provide us with a federal income tax deferral in 2009, reversing in later years. We estimate this deferral will reduce our 2009 federal income tax payments by $50 million to $100 million; however, the actual amount is subject to the nature and timing of our capital expenditures in 2009, which may be impacted by ongoing weak economic conditions.

Our capital expenditures are expected to be less than $3 billion in 2009 and will include spending for aircraft and related equipment at FedEx Express, facility expansion at FedEx Ground and revenue equipment at FedEx Freight. We also continue to invest in productivity-enhancing technologies. Aircraft-related capital outlays include the Boeing 757s, the first of which enter revenue service in 2009 and are 40% more fuel efficient per unit than the aircraft type they will replace, and the new Boeing 777s, the first of which enter revenue service in 2010. These aircraft capital expenditures are necessary to achieve significant long-term operating savings and to support projected long-term international volume growth. However, we may temporarily ground certain aircraft due to excess capacity in the current economic environment.

Due to the weak U.S. economy, during 2008 management took actions to reduce future capital commitments by slowing the rate of expansion for new FedEx Office locations in 2009. We expect to open approximately 60 new FedEx Office locations in 2009. This will allow FedEx Office management to continue to focus on improving core services and the overall customer experience at existing stores.

We are closely managing our capital spending based on current and anticipated volume levels and will defer or limit capital additions where economically feasible, while continuing to invest strategically in growing service lines. We currently expect to fund our 2009 capital requirements with cash from operations.

We have not repurchased any shares in recent years. However, we currently have the liquidity to repurchase shares and may do so in the future. A total of 5.75 million shares remain under existing share repurchase authorizations.

We have a senior unsecured debt credit rating from Standard & Poor's of BBB and a commercial paper rating of A-2. Moody's Investors Service has assigned us a senior unsecured debt credit rating of Baa2 and a commercial paper rating of P-2. Moody's and Standard & Poor's characterize our ratings outlook as "stable." If our credit ratings drop, our interest expense may increase. If our commercial paper ratings drop below current levels, we may have difficulty utilizing the commercial paper market. If our senior unsecured debt ratings drop below investment grade, our access to financing may become limited.

In 2009, scheduled debt payments include $502 million of principal payments on unsecured notes and capitalized leases.

CONTRACTUAL CASH OBLIGATIONS

The following table sets forth a summary of our contractual cash obligations as of May 31, 2008. Certain of these contractual obligations are reflected in our balance sheet, while others are disclosed as future obligations under accounting principles generally accepted in the United States. Except for the current portion of long-term debt and capital lease obligations, this table does not include amounts already recorded in our balance sheet as current liabilities at May 31, 2008. Accordingly, this table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

	Payments Due by Fiscal Year						
(in millions)	2009	2010	2011	2012	2013	Thereafter	Total
Operating activities:							
Operating leases	$1,803	$1,647	$1,482	$1,332	$1,208	$ 8,338	$15,810
Non-capital purchase obligations and other[1]	342	127	61	56	33	134	753
Interest on long-term debt	110	79	65	47	20	1,534	1,855
Investing activities:							
Aircraft and aircraft-related capital commitments[1]	1,143	1,051	674	31	–	–	2,899
Other capital purchase obligations[1]	219	–	–	–	–	–	219
Financing activities:							
Debt	500	499	250	–	300	239	1,788
Capital lease obligations[2]	13	97	8	8	119	18	263
Total	$4,130	$3,500	$2,540	$1,474	$1,680	$10,263	$23,587

(1) See Note 16 to the accompanying consolidated financial statements.
(2) Capital lease obligations represent principal and interest payments.

We have certain contingent liabilities that are not accrued in our balance sheet in accordance with accounting principles generally accepted in the United States. These contingent liabilities are not included in the table above. In addition, we have historically made voluntary tax-deductible contributions to our principal U.S. domestic pension plans; however, such amounts have not been legally required and therefore are not reflected in the table above.

We have other long-term liabilities reflected in our balance sheet, including deferred income taxes, qualified and nonqualified pension and postretirement healthcare liabilities and other self-insurance accruals. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. Therefore, the timing of these payments cannot be determined, except for amounts estimated to be payable within twelve months that are included in current liabilities.

Operating Activities

In accordance with accounting principles generally accepted in the United States, our operating leases are not recorded in our balance sheet. Credit rating agencies routinely use information concerning minimum lease payments required for our operating leases to calculate our debt capacity. The amounts reflected in the table above for operating leases represent future minimum lease payments under noncancelable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 2008. In the past, we financed a significant portion of our aircraft needs (and certain other equipment needs) using operating leases (a type of "off-balance sheet financing"). At the time the decision to lease was made, we determined that these operating leases would provide economic benefits favorable to ownership with respect to market values, liquidity or after-tax cash flows.

The amounts reflected in the table above for purchase obligations represent noncancelable agreements to purchase goods or services that are not capital related. Such contracts include those for printing and advertising and promotions contracts. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements.

Included in the preceding table within the caption entitled "Non-capital purchase obligations and other" is our estimate of the current portion of the liability for uncertain tax positions under FIN 48. We cannot reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time; therefore, the long-term portion of the liability ($80 million) is excluded from the preceding table. See Note 11 of the accompanying consolidated financial statements for further information.

The amounts reflected in the table above for interest on long-term debt represent future interest payments due on our long-term debt, all of which are fixed rate.

Investing Activities

The amounts reflected in the table above for capital purchase obligations represent noncancelable agreements to purchase capital-related equipment. Such contracts include those for certain purchases of aircraft, aircraft modifications, vehicles, facilities, computers and other equipment contracts. In addition, we have committed to modify our DC10 aircraft for two-man cockpit configuration, which is reflected in the table above. Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport unless we have entered into a noncancelable commitment. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements.

Financing Activities
We have certain financial instruments representing potential commitments, not reflected in the table above, that were incurred in the normal course of business to support our operations, including surety bonds and standby letters of credit. These instruments are generally required under certain U.S. self-insurance programs and are also used in the normal course of international operations. The underlying liabilities insured by these instruments are reflected in our balance sheets, where applicable. Therefore, no additional liability is reflected for the surety bonds and letters of credit themselves.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a complex, global corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and new or better information.

The estimates discussed below include the financial statement elements that are either the most judgmental or involve the selection or application of alternative accounting policies and are material to our financial statements. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and with our independent registered public accounting firm.

RETIREMENT PLANS

Overview. We sponsor programs that provide retirement benefits to most of our employees. These programs include defined benefit pension plans, defined contribution plans and retiree healthcare plans. The accounting for pension and healthcare plans includes numerous assumptions, such as: discount rates; expected long-term investment returns on plan assets; future salary increases; employee turnover; mortality; and retirement ages. These assumptions most significantly impact our U.S. domestic pension plans.

A summary of our retirement plans costs over the past three years is as follows (in millions):

	2008	2007	2006
U.S. domestic and international pension plans	**$323**	$467	$425
U.S. domestic and international defined contribution plans	**216**	176	167
Postretirement healthcare plans	**77**	55	73
	$616	$698	$665

The determination of our annual retirement plans cost is highly sensitive to changes in the assumptions discussed above because we have a large active workforce, a significant amount of assets in the pension plans, and the payout of benefits will occur over an extended period in the future. Total retirement plans cost decreased $82 million in 2008, and increased $33 million in 2007 and $83 million in 2006, primarily due to plan changes in 2008 and changes to these assumptions in 2007 and 2006.

In 2007, we announced changes to significantly redesign certain of our retirement programs. Effective January 1, 2008, we increased the annual company matching contribution under the largest of our 401(k) plans covering most employees from $500 to a maximum of 3.5% of eligible compensation. Employees not participating in the 401(k) plan as of January 1, 2008 were automatically enrolled at 3% of eligible pay with a company match of 2% of eligible pay effective March 1, 2008. The full cost of this benefit improvement will accelerate over the next few years. Effective May 31, 2008, benefits previously accrued under our primary pension plans using a traditional pension benefit formula were capped for most employees, and those benefits will be payable beginning at retirement. Beginning June 1, 2008, future pension benefits for most employees will be accrued under a cash balance formula we call the Portable Pension Account. These changes will not affect the benefits of current retirees and terminated vested participants. In addition, these pension plans were modified to accelerate vesting from five years to three years effective June 1, 2008 for most participants.

Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service, and interest on the notional account balance. An employee's pay credits are determined each year under a graded formula that combines age with years of service for points. The plan interest credit rate will vary from year to year based on the selected U.S. Treasury index, with a minimum rate of 4% or the one-year Treasury Constant Maturities rate plus 1% and a maximum rate based on the average 30-year Treasury rate.

Retirement plans cost in 2009 is expected to be approximately $567 million, a decrease from 2008. We anticipate that the full-year impact of the enhanced 401(k) match described above will be offset by a decline in pension and retiree medical expense due to a significantly higher discount rate. We continue to expect the long-term costs of our retirement plans to approximate those prior to the recent plan changes. However, we expect that the costs of our retirement plans will become more predictable as we reduce highly volatile pension costs in favor of more predictable 401(k) costs associated with our matching contributions. Retirement plans cost is included in the "Salaries and Employee Benefits" caption in our consolidated income statements.

Pension Cost. Of all of our retirement plans, our largest qualified U.S. domestic pension plan is the most significant and subjective. The components of pension cost for all pension plans are as follows (in millions):

	2008	2007	2006
Service cost	**$ 518**	$ 540	$ 473
Interest cost	**720**	707	642
Expected return on plan assets	**(985)**	(930)	(811)
Recognized actuarial losses and other	**70**	150	121
Net periodic benefit cost	**$ 323**	$ 467	$ 425

Following is a discussion of the key estimates we consider in determining our pension costs:

Discount Rate. This is the interest rate used to discount the estimated future benefit payments that have been accrued to date (the projected benefit obligation, or PBO) to their net present value and to determine the succeeding year's pension expense. The discount rate is determined each year at the plan measurement date. For 2008, our measurement date for determination of our PBO was February 29, 2008, and our assumptions incorporated a discount rate of 6.96%. As described previously in this MD&A, due to our measurement date transition under SFAS 158, our measurement date for 2009 expense was June 1, 2008, and our assumptions incorporated a discount rate of 7.15%. An increase in the discount rate decreases pension expense. This assumption is highly sensitive, as the following table illustrates with our largest qualified U.S. domestic pension plan:

	Discount Rate[1]	Sensitivity (in millions)[2]	
		Expense	PBO
2009 (expense)	7.15%	$ 1.7	n/a
2008	6.96%	2.1	$ 16
2007	6.01%	2.5	19
2006	5.91%	2.1	21

(1) The discount rate in effect at the end of a given fiscal year affects the current year's PBO and the succeeding year's pension expense, except for 2009 which was affected by our measurement date transition. The 2009 expense sensitivity is driven by the 7.15% discount rate determined at the June 1, 2008 measurement date.
(2) Sensitivities show the impact on expense and the PBO of a one-basis-point change in the discount rate.

We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better) with cash flows that generally match our expected benefit payments in future years. This bond modeling technique allows for the use of non-callable and make-whole bonds that meet certain screening criteria to ensure that the selected bonds with a call feature have a low probability of being called. To the extent scheduled bond proceeds exceed the estimated benefit payments in a given period, the yield calculation assumes those excess proceeds are reinvested at the one-year forward rates implied by the Citigroup Pension Discount Curve. Pension costs for our primary domestic pension plan were favorably affected in 2008 by approximately $27 million due to the slight increase in the discount rate. The previous trend of declines in the discount rate negatively affected our primary domestic pension plan expense by $89 million in 2007 and $101 million in 2006. Pension costs will be favorably affected in 2009 by approximately $225 million due to the increase in the discount rate driven by higher interest rates in the bond market year over year.

Plan Assets. Pension plan assets are invested primarily in listed securities. Our pension plans hold only a minimal investment in FedEx common stock that is entirely at the discretion of third-party pension fund investment managers. The estimated average rate of return on plan assets is a long-term, forward-looking assumption that also materially affects our pension cost. It is required to be the expected future long-term rate of earnings on plan assets. At February 29, 2008, with approximately $11.7 billion of plan assets in our domestic plans, a one-basis-point change in this assumption for our domestic pension plans affects pension cost by approximately $1.2 million. We have assumed an 8.5% compound geometric long-term rate of return on our principal U.S. domestic pension plan assets for 2009, unchanged from 2008 as discussed above.

Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;
- the types of investment classes in which we invest our pension plan assets and the expected compound geometric return we can reasonably expect those investment classes to earn over the next 10- to 15-year time period (or such other time period that may be appropriate); and
- the investment returns we can reasonably expect our active investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We review the expected long-term rate of return on an annual basis and revise it as appropriate. As part of our strategy to manage future pension costs and net funded status volatility, we are also in the process of reevaluating our pension investment strategy. We are currently evaluating the mix of investments between equities and fixed income securities, the cash flows of which will more closely align with the cash flows of our pension obligations.

To support our conclusions, we periodically commission asset/liability studies performed by third-party professional investment advisors and actuaries to assist us in our reviews. These studies project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. These studies also generate probability-adjusted expected future returns on those assets. The following table summarizes our current asset allocation strategy (dollars in millions):

	Plan Assets at Measurement Date					
	2008			2007		
Asset Class	Actual	Actual	Target	Actual	Actual	Target
Domestic equities	**$ 5,694**	**49%**	**53%**	$ 5,897	52%	53%
International equities	**2,481**	**21**	**17**	2,413	21	17
Private equities	**406**	**4**	**5**	314	3	5
Total equities	**8,581**	**74**	**75**	8,624	76	75
Long duration fixed income securities	**1,778**	**15**	**15**	1,627	15	15
Other fixed income securities	**1,302**	**11**	**10**	1,049	9	10
	$11,661	**100%**	**100%**	$11,300	100%	100%

The actual historical return on our U.S. pension plan assets, calculated on a compound geometric basis, was 9.4%, net of investment manager fees, for the 15-year period ended February 29, 2008.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We use a calculated-value method to determine the value of plan assets, which helps mitigate short-term volatility in market performance (both increases and decreases). Another method used in practice applies the market value of plan assets at the measurement date. The application of the calculated-value method equaled the result from applying the market-value method for 2006 through 2008.

Salary Increases. The assumed future increase in salaries and wages is also a key estimate in determining pension cost. Generally, we correlate changes in estimated future salary increases to changes in the discount rate (since that is an indicator of general inflation and cost of living adjustments) and general estimated levels of profitability (since most incentive compensation is a component of pensionable wages). Our average future salary increases based on age and years of service were 4.47% for 2008, 3.46% for 2007 and 3.15% for 2006. Future salary increases are estimated to be 4.49% for our 2009 pension costs. In the future, a one-basis-point across-the-board change in the rate of estimated future salary increases will have an immaterial impact on our pension costs.

Following is information concerning the funded status of our pension plans as of May 31 (in millions):

	2008	2007
Funded Status of Plans:		
Projected benefit obligation (PBO)	**$11,617**	$12,209
Fair value of plan assets	**11,879**	11,506
Funded status of the plans	**262**	(703)
Employer contributions after measurement date	**15**	22
Net amount recognized	**$ 277**	$ (681)
Components of Amounts Included in Balance Sheets:		
Noncurrent pension assets	**$ 827**	$ 1
Current pension and other benefit obligations	**(32)**	(24)
Noncurrent pension and other benefit obligations	**(518)**	(658)
Net amount recognized	**$ 277**	$ (681)
Cash Amounts:		
Cash contributions during the year	**$ 548**	$ 524
Benefit payments during the year	**$ 318**	$ 261

The funded status of the plans reflects a snapshot of the state of our long-term pension liabilities at the plan measurement date. Our plans remain adequately funded to provide benefits to our employees as they come due and current benefit payments are nominal compared to our total plan assets (benefit payments for 2008 were approximately 2.7% of plan assets). As described previously in this MD&A, the adoption of SFAS 158 in 2007 resulted in a $982 million charge to shareholders' equity in accumulated other comprehensive income to recognize the funded status of the PBO. SFAS 158 also requires immediate recognition of actuarial gains and losses in accumulated other comprehensive income even though such items continue to be deferred for the determination of pension expense. The funded status of our plans improved substantially in 2008 due primarily to an increase in the discount rate used to measure plan liabilities and to voluntary funding of those plans.

We made tax-deductible voluntary contributions of $479 million in 2008 and $482 million in 2007 to our qualified U.S. domestic pension plans. We currently expect to make tax-deductible voluntary contributions to our qualified plans in 2009 at levels approximating those in 2008.

Cumulative unrecognized actuarial losses for pension plans expense determination were approximately $2.5 billion through February 29, 2008, compared to $3.3 billion at February 28, 2007. These unrecognized losses primarily reflect the declining discount rate from 2002 through 2006 and other changes in assumptions. A portion is also attributable to the differences between expected and actual asset returns, which are being amortized over future periods. These unrecognized losses may be recovered in future periods through actuarial gains. However, unless they are below a corridor amount, these unrecognized actuarial losses are required to be amortized and recognized in future periods. For example, projected U.S. domestic plan pension expense for 2009 includes $44 million of amortization of these actuarial losses versus $162 million in 2008, $136 million in 2007 and $107 million in 2006.

SELF-INSURANCE ACCRUALS

We are self-insured up to certain limits for costs associated with workers' compensation claims, vehicle accidents and general business liabilities, and benefits paid under employee healthcare and long-term disability programs. At May 31, 2008, there were approximately $1.4 billion of self-insurance accruals reflected in our balance sheet ($1.3 billion at May 31, 2007). Approximately 41% of these accruals were classified as current liabilities in both 2008 and 2007.

The measurement of these costs requires the consideration of historical cost experience, judgments about the present and expected levels of cost per claim and retention levels. We account for these costs primarily through actuarial methods, which develop estimates of the undiscounted liability for claims incurred, including those claims incurred but not reported, on a quarterly basis for material accruals. These methods provide estimates of future ultimate claim costs based on claims incurred as of the balance sheet date. These estimates include consideration of factors such as severity of claim, frequency of claims, and costs associated with claims, such as projecting future healthcare costs. We self-insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense. Historically, it has been infrequent that incurred claims exceeded our self-insured limits. Other acceptable methods of accounting for these accruals include measurement of claims outstanding and projected payments based on historical development factors.

We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known. We believe our recorded obligations for these expenses are consistently measured on a conservative basis. Nevertheless, changes in healthcare costs, accident frequency and severity, insurance retention levels and other factors can materially affect the estimates for these liabilities.

LONG-LIVED ASSETS

Property and Equipment. Our key businesses are capital intensive, with approximately 53% of our total assets invested in our transportation and information systems infrastructures. We capitalize only those costs that meet the definition of capital assets under accounting standards. Accordingly, repair and maintenance costs that do not extend the useful life of an asset or are not part of the cost of acquiring the asset are expensed as incurred. However, consistent with industry practice, we capitalize certain aircraft-related major maintenance costs on one of our aircraft fleet types and amortize these costs over their estimated service lives.

The depreciation or amortization of our capital assets over their estimated useful lives, and the determination of any salvage values, requires management to make judgments about future events. Because we utilize many of our capital assets over relatively long periods (the majority of aircraft costs are depreciated over 15 to 18 years), we periodically evaluate whether adjustments to our estimated service lives or salvage values are necessary to ensure these estimates properly match the economic use of the asset. This evaluation may result in changes in the estimated lives and residual values used to depreciate our aircraft and other equipment. These estimates affect the amount of depreciation expense recognized in a period and, ultimately, the gain or loss on the disposal of the asset. Changes in the estimated lives of assets will result in an increase or decrease in the amount of depreciation recognized in future periods and could have a material impact on our results of operations. Historically, gains and losses on operating equipment have not been material (typically less than $15 million annually). However, such amounts may differ materially in the future due to changes in business levels, technological obsolescence, accident frequency, regulatory changes and other factors beyond our control.

Because of the lengthy lead times for aircraft manufacture and modifications, we must anticipate volume levels and plan our fleet requirements years in advance, and make commitments for aircraft based on those projections. Furthermore, the timing and availability of certain used aircraft types (particularly those with better fuel efficiency) may create limited opportunities to acquire these aircraft at favorable prices in advance of our capacity needs. These activities create risks that asset capacity may exceed demand and that an impairment of our assets may occur. In addition, the soft U.S. economy will result in our temporarily grounding certain aircraft in 2009, although we intend to continue to use these aircraft in our network. Aircraft purchases (primarily aircraft in passenger configuration) that have not been placed in service totaled approximately $150 million at May 31, 2008 and $71 million at May 31, 2007. We plan to modify these assets in the future to place them into operation.

The accounting test for whether an asset held for use is impaired involves first comparing the carrying value of the asset with its estimated future undiscounted cash flows. If the cash flows do not exceed the carrying value, the asset must be adjusted to its current fair value. Because the cash flows of our transportation networks cannot be identified to individual assets, and based on the ongoing profitability of our operations, we have not experienced any significant impairment of assets to be held and used. However, from time to time we make decisions to remove certain long-lived assets from service based on projections of reduced capacity needs or lower operating costs of newer aircraft types, and those decisions may result in an impairment charge. Assets held for disposal must be adjusted to their estimated fair values when the decision is made to dispose of the asset and certain other criteria are met. The fair value determinations for such aircraft may require management estimates, as there may not be active markets for some of these aircraft. Such estimates are subject to changes from period to period. There were no material property and equipment impairment charges recognized in 2008, 2007 or 2006.

Leases. We utilize operating leases to finance certain of our aircraft, facilities and equipment. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor. As disclosed in "Contractual Cash Obligations" and Note 7 to the accompanying consolidated financial statements, at May 31, 2008 we had approximately $16 billion (on an undiscounted basis) of future commitments for payments under operating leases. The weighted-average remaining lease term of all operating leases outstanding at May 31, 2008 was approximately seven years.

The future commitments for operating leases are not reflected as a liability in our balance sheet because these leases do not meet the accounting definition of capital leases. The determination of whether a lease is accounted for as a capital lease or an operating lease requires management to make estimates primarily about the fair value of the asset and its estimated economic useful life. In addition, our evaluation includes ensuring we properly account for build-to-suit lease arrangements and making judgments about whether various forms of lessee involvement during the construction period make the lessee an agent for the owner-lessor or, in substance, the owner of the asset during the construction period. We believe we have well-defined and controlled processes for making these evaluations, including obtaining third-party appraisals for material transactions to assist us in making these evaluations.

Goodwill. We have approximately $3.2 billion of goodwill in our balance sheet from our acquisitions, representing the excess of cost over the fair value of the net assets we have acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired entity.

FedEx Office Goodwill. During 2008, we made several strategic decisions regarding FedEx Office. During the first quarter of 2008, FedEx Office was reorganized as a part of the FedEx Services segment. FedEx Office provides retail access to our customers for our package transportation businesses and an array of document and business services. FedEx Services provides access to customers through digital channels such as fedex.com. Under FedEx Services, FedEx Office benefits from the full range of resources and expertise of FedEx Services to continue to enhance the customer experience, provide greater, more convenient access to the portfolio of services at FedEx, and increase revenues through our retail network. This reorganization resulted in our ceasing to treat FedEx Office as a core operating company; however, FedEx Office remains a reporting unit for goodwill impairment testing purposes.

During the fourth quarter of 2008, several developments and strategic decisions occurred at FedEx Office, including:

- reorganizing senior management at FedEx Office with several positions terminated and numerous reporting realignments, including naming a new president and CEO;
- determining that we would minimize the use of the Kinko's trade name over the next several years;
- implementing revenue growth and cost management plans to improve financial performance; and
- pursuing a more disciplined approach to the long-term expansion of the retail network, reducing the overall level of expansion.

We performed our annual impairment testing in the fourth quarter for the Kinko's trade name and the recorded goodwill for the FedEx Office reporting unit. In accordance with the accounting rules, the trade name impairment test was performed before the goodwill impairment test.

In accordance with SFAS 142, "Goodwill and Other Intangible Assets," a two-step impairment test is performed on goodwill. In the first step, we compared the estimated fair value of the reporting unit to its carrying value. The valuation methodology to estimate the fair value of the FedEx Office reporting unit was based primarily on an income approach that considered market participant assumptions to estimate fair value. Key assumptions considered were the revenue and operating income forecast, the assessed growth rate in the periods beyond the detailed forecast period, and the discount rate.

In performing our impairment test, the most significant assumption used to estimate the fair value of the FedEx Office reporting unit was the discount rate. We used a discount rate of 12.5%, representing the estimated weighted-average cost of capital (WACC) of the FedEx Office reporting unit. The development of the WACC used in our estimate of fair value considered the following key factors:

- benchmark capital structures for guideline companies with characteristics similar to the FedEx Office reporting unit;
- current market conditions for the risk-free interest rate;
- the size and industry of the FedEx Office reporting unit; and
- risks related to the forecast of future revenues and profitability of the FedEx Office reporting unit.

The WACC used in the estimate of fair value in future periods may be impacted by changes in market conditions (including those of market participants), as well as the specific future performance of the FedEx Office reporting unit and are subject to change, based on changes in specific facts and circumstances.

In the second step of the impairment test, we estimated the current fair values of all assets and liabilities to determine the amount of implied goodwill and consequently the amount of the goodwill impairment. Upon completion of the second step of the impairment test, we concluded that the recorded goodwill was impaired and recorded an impairment charge of $367 million during the fourth quarter of 2008. Significant judgments included in the second step of the impairment test included fair value estimates of assets and liabilities, the aggregate effect of which increased the impairment charge to goodwill by approximately $90 million. The goodwill impairment charge is included in operating expenses in the accompanying consolidated statements of income. This charge is included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of these businesses.

Other Reporting Units Goodwill. Our annual evaluation of goodwill impairment requires the use of estimates and assumptions to determine the fair value of our reporting units using an income approach incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Estimates used by management can significantly affect the outcome of the impairment test. Each year, independent of our goodwill impairment test, we update our WACC calculation and perform a long-range planning analysis to project expected results of operations. Using this data, we complete a separate fair value analysis for each of our reporting units. Changes in forecasted operations and other assumptions could materially affect these estimates. We compare the fair value of our reporting units to the carrying value, including goodwill, of each of those units. We performed our annual impairment tests in the fourth quarter of 2008. Because the fair value of each of our other reporting units exceeded its carrying value, including goodwill, no additional testing or impairment charge was necessary.

Intangible Asset with an Indefinite Life. We have an intangible asset associated with the Kinko's trade name. Prior to 2008, this intangible asset was not amortized because it had an indefinite remaining useful life. Prior to the fourth quarter of 2008, our intent was to continue to use the Kinko's trade name indefinitely. During the fourth quarter, we made the decision to change the name of FedEx Kinko's to FedEx Office and rebrand our retail locations over the next several years. We believe the FedEx Office name better describes the wide range of services available at our retail centers and takes full advantage of the FedEx brand. This change converted this asset to a finite life asset and resulted in an impairment charge of $515 million. We estimated the fair value of this intangible asset based on an income approach using the relief-from-royalty method. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates in the category of intellectual property, discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain.

The $515 million impairment charge resulted in a remaining trade name balance of $52 million, which we began amortizing in the fourth quarter on an accelerated basis over the next four years. The trade name impairment charge is included in operating expenses in the accompanying consolidated statements of income. The charge is included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of these businesses.

CONTINGENCIES

We are subject to various loss contingencies, including tax proceedings and litigation, in connection with our operations. Contingent liabilities are difficult to measure, as their measurement is subject to multiple factors that are not easily predicted or projected. Further, additional complexity in measuring these liabilities arises due to the various jurisdictions in which these matters occur, which makes our ability to predict their outcome highly uncertain. Moreover, different accounting rules must be employed to account for these items based on the nature of the contingency. Accordingly, significant management judgment is required to assess these matters and to make determinations about the measurement of a liability, if any. Our material pending loss contingencies are described in Note 17 to our consolidated financial statements. In the opinion of management, the aggregate liability, if any, of individual matters or groups of matters not specifically described in Note 17 is not expected to be material to our financial position, results of operations or cash flows. The following describes our method and associated processes for evaluating these matters.

Tax Contingencies

We are subject to income and operating tax rules of the United States, and its states and municipalities, and of the foreign jurisdictions in which we operate. Significant judgment is required in determining income tax provisions, as well as deferred tax asset and liability balances, due to the complexity of these rules and their interaction with one another. We account for income taxes under SFAS 109, "Accounting for Income Taxes," by recording both current taxes payable and deferred tax assets and liabilities. Our provision for income taxes is based on domestic and international statutory income tax rates in the jurisdictions in which we operate, applied to taxable income, reduced by applicable tax credits.

We account for operating taxes based on multi-state and local taxing jurisdiction rules in those areas in which we operate. Provisions for operating taxes are estimated based upon these rules, asset acquisitions and disposals, historical spend and other variables. These provisions are consistently evaluated for reasonableness against compliance and risk factors.

Tax contingencies arise from uncertainty in the application of tax rules throughout the many jurisdictions in which we operate. These tax contingencies are impacted by several factors, including tax audits, appeals, litigation, changes in tax laws and other rules and their interpretations, and changes in our business, among other things, in the various federal, state, local and foreign tax jurisdictions in which we operate. We regularly assess the potential impact of these factors for the current and prior years to determine the adequacy of our tax provisions. We continually evaluate the likelihood and amount of potential adjustments and adjust our tax positions, including the current and deferred tax liabilities, in the period in which the facts that give rise to a revision become known. In addition, management considers the advice of third parties in making conclusions regarding tax consequences.

Effective June 1, 2007, we began to measure and record income tax contingency accruals in accordance with FIN 48. The cumulative effect of adopting FIN 48 was immaterial.

Under FIN 48, we recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the related provision.

We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The remaining portion of our income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities. These noncurrent income tax liabilities are recorded in the caption "Other liabilities" in our consolidated balance sheets.

We measure and record operating tax contingency accruals in accordance with SFAS 5, "Accounting for Contingencies." As discussed below, SFAS 5 requires an accrual of estimated loss from a contingency, such as a tax or other legal proceeding or claim, when it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated.

Other Contingencies

Because of the complex environment in which we operate, we are subject to other legal proceedings and claims, including those relating to general commercial matters, employment-related claims and FedEx Ground's owner-operators. We account for these contingencies in accordance with SFAS 5. SFAS 5 requires an accrual of estimated loss from a contingency, such as a tax or other legal proceeding or claim, when it is probable (i.e., the future event or events are likely to occur) that a loss will be incurred and the amount of the loss can be reasonably estimated. SFAS 5 requires disclosure of a loss contingency matter when, in management's judgment, a material loss is reasonably possible or probable of occurring.

Our legal department maintains thorough processes to identify, evaluate and monitor the status of litigation and other loss contingencies as they arise and develop. Management has regular litigation and contingency reviews, including updates from internal and external counsel, to assess the need for accounting recognition of a loss or disclosure of these contingencies. In determining whether a loss should be accrued or a loss contingency disclosed, we evaluate, among other factors, the degree of probability of an unfavorable outcome or settlement and the ability to make a reasonable estimate of the amount of loss. Events may arise that were not anticipated and the outcome of a contingency may result in a loss to us that differs materially from our previously estimated liability.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

INTEREST RATES

While we currently have market risk sensitive instruments related to interest rates, we have no significant exposure to changing interest rates on our long-term debt because the interest rates are fixed on all of our long-term debt. As disclosed in Note 6 to the accompanying consolidated financial statements, we had outstanding fixed-rate, long-term debt (exclusive of capital leases) with an estimated fair value of $1.9 billion at May 31, 2008 and $2.4 billion at May 31, 2007. Market risk for fixed-rate, long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and amounts to approximately $27 million as of May 31, 2008 and $36 million as of May 31, 2007. The underlying fair values of our long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

FOREIGN CURRENCY

While we are a global provider of transportation, e-commerce and business services, the substantial majority of our transactions are denominated in U.S. dollars. The distribution of our foreign currency denominated transactions is such that foreign currency declines in some areas of the world are often offset by currency gains in other areas of the world. The principal foreign currency exchange rate risks to which we are exposed are in the Chinese yuan, euro, Canadian dollar, Hong Kong dollar, British pound and Japanese yen. Our exposure to foreign currency fluctuations is more significant with respect to our revenues than our expenses, as a significant portion of our expenses are denominated in U.S. dollars, such as aircraft and fuel expenses. During 2008 and 2007, operating income was positively impacted due to foreign currency fluctuations. However, favorable foreign currency fluctuations also may have had an offsetting impact on the price we obtained or the demand for our services, which is not quantifiable. At May 31, 2008, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which our transactions are denominated would result in a decrease in operating income of approximately $74 million for 2009 (the comparable amount in the prior year was approximately $41 million). This theoretical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

In practice, our experience has been that exchange rates in the principal foreign markets where we have foreign currency denominated transactions tend to have offsetting fluctuations. Therefore, the calculation above is not indicative of our actual experience in foreign currency transactions. In addition to the direct effects of changes in exchange rates, fluctuations in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

COMMODITY

While we have market risk for changes in the price of jet and vehicle fuel, this risk is largely mitigated by our fuel surcharges because our fuel surcharges are closely linked to market prices for fuel. Therefore, a hypothetical 10% change in the price of fuel would not be expected to materially affect our earnings. However, our fuel surcharges have a timing lag (approximately six to eight weeks for FedEx Express and FedEx Ground) before they are adjusted for changes in fuel prices. Our fuel surcharge index also allows fuel prices to fluctuate approximately 2% for FedEx Express and approximately 4% for FedEx Ground before an adjustment to the fuel surcharge occurs. Accordingly, our operating income may be affected should the spot price of fuel suddenly change by a significant amount or change by amounts that do not result in a change in our fuel surcharges.

OTHER

We do not purchase or hold any derivative financial instruments for trading purposes.

RISK FACTORS

Our financial and operating results are subject to many risks and uncertainties, as described below.

Our businesses depend on our strong reputation and the value of the FedEx brand. The FedEx brand name symbolizes high-quality service, reliability and speed. FedEx is one of the most widely recognized, trusted and respected brands in the world, and the FedEx brand is one of our most important and valuable assets. In addition, we have a strong reputation among customers and the general public for high standards of social and environmental responsibility and corporate governance and ethics. The FedEx brand name and our corporate reputation are powerful sales and marketing tools, and we devote significant resources to promoting and protecting them. Adverse publicity (whether or not justified) relating to activities by our employees, contractors or agents could tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity could reduce demand for our services and thus have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

We rely heavily on technology to operate our transportation and business networks, and any disruption to our technology infrastructure or the Internet could harm our operations and our reputation among customers. Our ability to attract and retain customers and to compete effectively depends in part upon the sophistication and reliability of our technology network, including our ability to provide features of service that are important to our customers. Any disruption to the Internet or our technology infrastructure, including those impacting our computer systems and Web site, could adversely impact our customer service and our volumes and revenues and result in increased costs. While we have invested and continue to invest in technology security initiatives and disaster recovery plans, these measures cannot fully insulate us from technology disruptions and the resulting adverse effect on our operations and financial results.

Our transportation businesses may be impacted by the price and availability of fuel. We must purchase large quantities of fuel to operate our aircraft and vehicles, and the price and availability of fuel can be unpredictable and beyond our control. To date, we have been mostly successful in mitigating the expense impact of higher fuel costs through our indexed fuel surcharges, as the amount of the surcharges is closely linked to the market prices for fuel. If we are unable to maintain or increase our fuel surcharges because of competitive pricing pressures or some other reason, fuel costs could adversely impact our operating results. Even if we are able to offset the cost of fuel with our surcharges, high fuel surcharges could move our customers, especially in the U.S. domestic market, away from our higher-yielding express services to our lower-yielding ground services or even reduce customer demand for our services altogether. These effects were evident in the second half of 2008, as fuel prices reached all-time highs. In addition, disruptions in the supply of fuel could have a negative impact on our ability to operate our transportation networks.

Our businesses are capital intensive, and we must make capital expenditures based upon projected volume levels. We make significant investments in aircraft, vehicles, technology, package handling facilities, sort equipment, copy equipment and other capital to support our transportation and business networks. We also make significant investments to rebrand, integrate and grow the companies that we acquire. The amount and timing of capital investments depend on various factors, including our anticipated volume growth. For example, we must make commitments to purchase or modify aircraft years before the aircraft are actually needed. We must predict volume levels and fleet requirements and make commitments for aircraft based on those projections. Missing our projections could result in too much or too little capacity relative to our shipping volumes. Overcapacity could lead to asset dispositions or write-downs, and undercapacity could negatively impact service levels.

We face intense competition. The transportation and business services markets are both highly competitive and sensitive to price and service. Some of our competitors have more financial resources than we do, or they are controlled or subsidized by foreign governments, which enables them to raise capital more easily. We believe we compete effectively with these companies — for example, by providing more reliable service at compensatory prices. However, our competitors determine the charges for their services. If the pricing environment becomes irrational, it could limit our ability to maintain or increase our prices (including our fuel surcharges in response to rising fuel costs) or to maintain or grow our market share. In addition, maintaining a broad portfolio of services is important to keeping and attracting customers. While we believe we compete effectively through our current service offerings, if our competitors offer a broader range of services or more effectively bundle their services, it could impede our ability to maintain or grow our market share.

If we do not effectively operate, integrate, leverage and grow acquired businesses, our financial results and reputation may suffer. Our strategy for long-term growth, productivity and profitability depends in part on our ability to make prudent strategic acquisitions and to realize the benefits we expect when we make those acquisitions. In furtherance of this strategy, during 2007 we acquired the LTL freight operations of Watkins Motor Lines (renamed FedEx National LTL) and made strategic acquisitions in China, the United Kingdom and India. During 2004, we acquired Kinko's, Inc. (now known as FedEx Office). While we expect these acquisitions to enhance our value proposition to customers and improve our long-term profitability, there can be no assurance that we will realize our expectations within the time frame we have established, if at all, or that we can continue to support the value we allocate to these acquired businesses, including their goodwill or other intangible assets. During the fourth quarter of 2008, we recorded a charge of approximately $891 million, predominantly for impairment of the value of the Kinko's trade name and a portion of the goodwill recorded as a result of the Kinko's acquisition. The charge was necessary, among other reasons, because we revised our long-term growth plans for that company and its financial performance did not meet our original expectations.

FedEx Ground relies on owner-operators to conduct its operations, and the status of these owner-operators as independent contractors, rather than employees, is being challenged. FedEx Ground's use of independent contractors is well suited to the needs of the ground delivery business and its customers, as evidenced by the strong growth of this business segment. We are involved in numerous class-action lawsuits (including many that have been certified as class actions), several individual lawsuits and numerous tax and other administrative proceedings (including a tentative assessment in an IRS audit) that claim that the company's owner-operators or their drivers should be treated as our employees, rather than independent contractors. We expect to incur certain costs, including legal fees, in defending the status of FedEx Ground's owner-operators as independent contractors. We believe that FedEx Ground's owner-operators are properly classified as independent contractors and that FedEx Ground is not an employer of the drivers of the company's independent contractors. However, adverse determinations in these matters could, among other things, entitle certain of our contractors and their drivers to the reimbursement of certain expenses and to the benefit of wage-and-hour laws and result in employment and withholding tax and benefit liability for FedEx Ground, and could result in changes to the independent contractor status of FedEx Ground's owner-operators. If FedEx Ground is compelled to convert its independent contractors to employees, our operating costs could increase materially and we could incur significant capital outlays.

Increased security requirements could impose substantial costs on us, especially at FedEx Express. As a result of concerns about global terrorism and homeland security, governments around the world are adopting or are considering adopting stricter security requirements that will increase operating costs for businesses, including those in the transportation industry. For example, in May 2006, the U.S. Transportation Security Administration ("TSA") adopted new rules enhancing many of the security requirements for air cargo on both passenger and all-cargo aircraft, and in May 2007, the TSA issued a revised model all-cargo aircraft security program for implementing the new rules. Together with other all-cargo aircraft operators, we filed comments with the TSA requesting clarification regarding several provisions in the revised model program. Until the requirements for our security program under the new rules are finalized, we cannot determine the effect that these new rules will have on our cost structure or our operating results. It is reasonably possible, however, that these rules or other future security requirements for air cargo carriers could impose material costs on us.

The regulatory environment for global aviation rights may impact our air operations. Our extensive air network is critical to our success. Our right to serve foreign points is subject to the approval of the Department of Transportation and generally requires a bilateral agreement between the United States and foreign governments. In addition, we must obtain the permission of foreign governments to provide specific flights and services. Regulatory actions affecting global aviation rights or a failure to obtain or maintain aviation rights in important international markets could impair our ability to operate our air network.

We may be affected by global climate change or by legal, regulatory or market responses to such change. Concern over climate change, including the impact of global warming, has led to significant U.S. and international legislative and regulatory efforts to limit greenhouse gas (GHG) emissions. For example, in the past several years, the U.S. Congress has considered various bills that would regulate GHG emissions. While these bills have not yet received sufficient Congressional support, some form of federal climate change legislation is possible in the relatively near future. Increased regulation regarding GHG emissions, especially aircraft or diesel engine emissions, could impose substantial costs on us, especially at FedEx Express. These costs include an increase in the cost of the fuel and other energy we purchase and capital costs associated with updating or replacing our aircraft or trucks prematurely. Until the timing, scope and extent of any future regulation becomes known, we cannot predict its effect on our cost structure or our operating results. It is reasonably possible, however, that it could impose material costs on us. Moreover, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the GHGs emitted by companies in the airline and transportation industries could harm our reputation and reduce customer demand for our services, especially our air express services.

We are also subject to risks and uncertainties that affect many other businesses, including:

- the impact of any international conflicts or terrorist activities on the United States and global economies in general, the transportation industry or us in particular, and what effects these events will have on our costs or the demand for our services;
- any impacts on our businesses resulting from new domestic or international government laws and regulation, including tax, accounting, trade, labor, environmental or postal rules;

- our ability to manage our cost structure for capital expenditures and operating expenses, and match it to shifting and future customer volume levels;
- changes in foreign currency exchange rates, especially in the euro, Chinese yuan, Canadian dollar, British pound and Japanese yen, which can affect our sales levels and foreign currency sales prices;
- our ability to maintain good relationships with our employees and prevent attempts by labor organizations to organize groups of our employees, which could significantly increase our operating costs and reduce our operational flexibility;
- a shortage of qualified labor and our ability to mitigate this shortage through recruiting and retention efforts and productivity gains;
- increasing costs, the volatility of costs and legal mandates for employee benefits, especially pension and healthcare benefits;
- significant changes in the volumes of shipments transported through our networks, customer demand for our various services or the prices we obtain for our services;
- market acceptance of our new service and growth initiatives;
- any liability resulting from and the costs of defending against class-action litigation, such as wage-and-hour and discrimination and retaliation claims, patent litigation and any other legal proceedings;
- the impact of technology developments on our operations and on demand for our services;
- adverse weather conditions or natural disasters, such as earthquakes and hurricanes, which can damage our property, disrupt our operations, increase fuel costs and adversely affect shipment levels;
- widespread outbreak of an illness or any other communicable disease, or any other public health crisis; and
- availability of financing on terms acceptable to us and our ability to maintain our current credit ratings, especially given the capital intensity of our operations, and the current volatility of credit markets.

We are directly affected by the state of the economy. While the global, or macro-economic, risks listed above apply to most companies, we are particularly vulnerable. The transportation industry is highly cyclical and especially susceptible to trends in economic activity. Our primary business is to transport goods, so our business levels are directly tied to the purchase and production of goods — key macro-economic measurements. When individuals and companies purchase and produce fewer goods, we transport fewer goods. In addition, we have a relatively high fixed-cost structure, which is difficult to adjust to match shifting volume levels. Moreover, as we grow our international business, we are increasingly affected by the health of the global economy.

FORWARD-LOOKING STATEMENTS

Certain statements in this report, including (but not limited to) those contained in "Outlook (including segment outlooks)," "Liquidity," "Capital Resources," "Contractual Cash Obligations" and "Critical Accounting Estimates," and the "Retirement Plans" note to the consolidated financial statements, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business. Forward-looking statements include those preceded by, followed by or that include the words "may," "could," "would," "should," "believes," "expects," "anticipates," "plans," "estimates," "targets," "projects," "intends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated (expressed or implied) by such forward-looking statements, because of, among other things, the risk factors identified above and the other risks and uncertainties you can find in our press releases and SEC filings.

As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and a properly staffed, professional internal audit department. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting and actions are taken to correct deficiencies identified. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and our staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of May 31, 2008, the end of our fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of May 31, 2008.

The effectiveness of our internal control over financial reporting as of May 31, 2008, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements included in this Annual Report. Ernst & Young LLP's report on the Company's internal control over financial reporting is included in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FedEx Corporation

We have audited FedEx Corporation's internal control over financial reporting as of May 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). FedEx Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, FedEx Corporation maintained, in all material respects, effective internal control over financial reporting as of May 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FedEx Corporation as of May 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2008 of FedEx Corporation and our report dated July 10, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Memphis, Tennessee
July 10, 2008

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share amounts)	Years ended May 31, 2008	2007	2006
REVENUES	**$37,953**	$35,214	$32,294
OPERATING EXPENSES:			
Salaries and employee benefits	**14,202**	13,740	12,571
Purchased transportation	**4,447**	3,873	3,251
Rentals and landing fees	**2,441**	2,343	2,390
Depreciation and amortization	**1,946**	1,742	1,550
Fuel	**4,596**	3,533	3,256
Maintenance and repairs	**2,068**	1,952	1,777
Impairment charges	**882**	–	–
Other	**5,296**	4,755	4,485
	35,878	31,938	29,280
OPERATING INCOME	**2,075**	3,276	3,014
OTHER INCOME (EXPENSE):			
Interest expense	**(98)**	(136)	(142)
Interest income	**44**	83	38
Other, net	**(5)**	(8)	(11)
	(59)	(61)	(115)
INCOME BEFORE INCOME TAXES	**2,016**	3,215	2,899
PROVISION FOR INCOME TAXES	**891**	1,199	1,093
NET INCOME	**$ 1,125**	$ 2,016	$ 1,806
BASIC EARNINGS PER COMMON SHARE	**$ 3.64**	$ 6.57	$ 5.94
DILUTED EARNINGS PER COMMON SHARE	**$ 3.60**	$ 6.48	$ 5.83

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)	May 31, 2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,539	$ 1,569
Receivables, less allowances of $158 and $136	4,359	3,942
Spare parts, supplies and fuel, less allowances of $163 and $156	435	338
Deferred income taxes	544	536
Prepaid expenses and other	367	244
Total current assets	7,244	6,629
Property and Equipment, at Cost		
Aircraft and related equipment	10,165	9,593
Package handling and ground support equipment	4,817	3,889
Computer and electronic equipment	5,040	4,685
Vehicles	2,754	2,561
Facilities and other	6,529	6,362
	29,305	27,090
Less accumulated depreciation and amortization	15,827	14,454
Net property and equipment	13,478	12,636
Other Long-Term Assets		
Goodwill	3,165	3,497
Pension assets	827	–
Intangible and other assets	919	1,238
Total other long-term assets	4,911	4,735
	$25,633	$ 24,000
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current Liabilities		
Current portion of long-term debt	$ 502	$ 639
Accrued salaries and employee benefits	1,118	1,354
Accounts payable	2,195	2,016
Accrued expenses	1,553	1,419
Total current liabilities	5,368	5,428
Long-Term Debt, Less Current Portion	1,506	2,007
Other Long-Term Liabilities		
Deferred income taxes	1,264	897
Pension, postretirement healthcare and other benefit obligations	989	1,164
Self-insurance accruals	804	759
Deferred lease obligations	671	655
Deferred gains, principally related to aircraft transactions	315	343
Other liabilities	190	91
Total other long-term liabilities	4,233	3,909
Commitments and Contingencies		
Common Stockholders' Investment		
Common stock, $0.10 par value; 800 million shares authorized; 311 million shares issued for 2008 and 308 million shares issued for 2007	31	31
Additional paid-in capital	1,922	1,689
Retained earnings	13,002	11,970
Accumulated other comprehensive loss	(425)	(1,030)
Treasury stock	(4)	(4)
Total common stockholders' investment	14,526	12,656
	$25,633	$ 24,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Years ended May 31, 2008	2007	2006
OPERATING ACTIVITIES			
Net income	**$ 1,125**	$ 2,016	$ 1,806
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**1,946**	1,742	1,548
Provision for uncollectible accounts	**134**	106	121
Deferred income taxes and other noncash items	**124**	37	159
Lease accounting charge	**–**	–	79
Impairment charges	**882**	–	–
Excess tax benefits on the exercise of stock options	**–**	–	62
Stock-based compensation	**101**	103	37
Changes in operating assets and liabilities, net of the effects of businesses acquired:			
Receivables	**(447)**	(323)	(319)
Other assets	**(237)**	(85)	(38)
Pension assets and liabilities, net	**(273)**	(69)	(71)
Accounts payable and other liabilities	**190**	66	346
Other, net	**(61)**	(30)	(54)
Cash provided by operating activities	**3,484**	3,563	3,676
INVESTING ACTIVITIES			
Capital expenditures	**(2,947)**	(2,882)	(2,518)
Business acquisitions, net of cash acquired	**(4)**	(1,310)	–
Proceeds from asset dispositions and other	**54**	68	64
Cash used in investing activities	**(2,897)**	(4,124)	(2,454)
FINANCING ACTIVITIES			
Principal payments on debt	**(639)**	(906)	(369)
Proceeds from debt issuances	**–**	1,054	–
Proceeds from stock issuances	**108**	115	144
Excess tax benefits on the exercise of stock options	**38**	45	–
Dividends paid	**(124)**	(110)	(97)
Other, net	**–**	(5)	(2)
Cash (used in) provided by financing activities	**(617)**	193	(324)
CASH AND CASH EQUIVALENTS			
Net (decrease) increase in cash and cash equivalents	**(30)**	(368)	898
Cash and cash equivalents at beginning of period	**1,569**	1,937	1,039
Cash and cash equivalents at end of period	**$ 1,539**	$ 1,569	$ 1,937

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT AND COMPREHENSIVE INCOME

(In millions, except share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE AT MAY 31, 2005	$ 30	$ 1,213	$ 8,363	$ (17)	$ (1)	$ 9,588
Net income	–	–	1,806	–	–	1,806
Foreign currency translation adjustment, net of deferred taxes of $3	–	–	–	29	–	29
Minimum pension liability adjustment, net of deferred taxes of $24	–	–	–	(36)	–	(36)
Total comprehensive income						1,799
Cash dividends declared ($0.33 per share)	–	–	(101)	–	–	(101)
Employee incentive plans and other (3,579,766 shares issued)	1	225	–	–	(1)	225
BALANCE AT MAY 31, 2006	31	1,438	10,068	(24)	(2)	11,511
Net income	–	–	2,016	–	–	2,016
Foreign currency translation adjustment, net of deferred taxes of $8	–	–	–	26	–	26
Minimum pension liability adjustment, net of deferred taxes of $24	–	–	–	(50)	–	(50)
Total comprehensive income						1,992
Retirement plans adjustment in connection with the adoption of SFAS 158, net of deferred taxes of $582	–	–	–	(982)	–	(982)
Cash dividends declared ($0.37 per share)	–	–	(114)	–	–	(114)
Employee incentive plans and other (2,508,850 shares issued)	–	251	–	–	(2)	249
BALANCE AT MAY 31, 2007	31	1,689	11,970	(1,030)	(4)	12,656
Net income	–	–	1,125	–	–	1,125
Foreign currency translation adjustment, net of deferred taxes of $15	–	–	–	99	–	99
Retirement plans adjustments, net of deferred taxes of $296	–	–	–	506	–	506
Total comprehensive income						1,730
Cash dividends declared ($0.30 per share)	–	–	(93)	–	–	(93)
Employee incentive plans and other (2,556,318 shares issued)	–	233	–	–	–	233
BALANCE AT MAY 31, 2008	**$ 31**	**$ 1,922**	**$13,002**	**$ (425)**	**$ (4)**	**$ 14,526**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

FedEx Corporation ("FedEx") provides a broad portfolio of transportation, e-commerce and business services through companies competing collectively, operating independently and managed collaboratively, under the respected FedEx brand. Our primary operating companies include Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), a leading provider of small-package ground delivery services; and FedEx Freight Corporation, a leading U.S. provider of less-than-truckload ("LTL") freight services. Our FedEx Services segment provides customer-facing sales, marketing and information technology support, as well as retail access for customers through FedEx Office and Print Services, Inc. ("FedEx Office"), formerly FedEx Kinko's, primarily for the benefit of FedEx Express and FedEx Ground. These companies represent our major service lines and form the core of our reportable segments.

FISCAL YEARS

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2008 or ended May 31 of the year referenced.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of FedEx and its subsidiaries, substantially all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

REVENUE RECOGNITION

We recognize revenue upon delivery of shipments for our transportation businesses and upon completion of services for our business services, logistics and trade services businesses. Certain of our transportation services are provided with the use of independent contractors. FedEx is the principal to the transaction in most instances and in those cases revenue from these transactions is recognized on a gross basis. Costs associated with independent contractor settlements are recognized as incurred and included in the caption "Purchased transportation" in the accompanying consolidated statements of income. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for money-back service guarantees and billing corrections. Delivery costs are accrued as incurred.

Our contract logistics, global trade services and certain transportation businesses engage in some transactions wherein they act as agents. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions, and taxes and duties. These amounts are not material.

Certain of our revenue-producing transactions are subject to taxes assessed by governmental authorities, such as sales tax. We present these revenues net of tax.

CREDIT RISK

We routinely grant credit to many of our customers for transportation and business services without collateral. The risk of credit loss in our trade receivables is substantially mitigated by our credit evaluation process, short collection terms and sales to a large number of customers, as well as the low revenue per transaction for most of our services. Allowances for potential credit losses are determined based on historical experience and current evaluation of the composition of accounts receivable. Historically, credit losses have been within management's expectations.

ADVERTISING

Advertising and promotion costs are expensed as incurred and are classified in other operating expenses. Advertising and promotion expenses were $445 million in 2008, $406 million in 2007 and $376 million in 2006.

CASH EQUIVALENTS

Cash in excess of current operating requirements is invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and is stated at cost, which approximates market value.

SPARE PARTS, SUPPLIES AND FUEL

Spare parts (principally aircraft related) are reported at weighted-average cost. Supplies and fuel are reported at standard cost, which approximates actual cost on a first-in, first-out basis. Allowances for obsolescence are provided for spare parts expected to be on hand at the date the aircraft are retired from service. These allowances are provided over the estimated useful life of the related aircraft and engines. Additionally, allowances for obsolescence are provided for spare parts currently identified as excess or obsolete. These allowances are based on management estimates, which are subject to change.

PROPERTY AND EQUIPMENT

Expenditures for major additions, improvements, flight equipment modifications and certain equipment overhaul costs are capitalized when such costs are determined to extend the useful life of the asset or are part of the cost of acquiring the asset. Maintenance and repairs are charged to expense as incurred, except for certain aircraft-related major maintenance costs on one of our aircraft fleet types, which are capitalized as incurred and amortized over their estimated service lives. We capitalize certain direct internal and external costs associated with the development of internal use software. Gains and losses on sales of property used in operations are classified within operating expenses.

For financial reporting purposes, we record depreciation and amortization of property and equipment on a straight-line basis over the asset's service life or related lease term. For income tax purposes, depreciation is computed using accelerated methods when applicable. The depreciable lives and net book value of our property and equipment are as follows (dollars in millions):

		Net Book Value at May 31,	
	Range	2008	2007
Wide-body aircraft and related equipment	15 to 25 years	**$5,550**	$5,391
Narrow-body and feeder aircraft and related equipment	5 to 15 years	**452**	352
Package handling and ground support equipment	2 to 30 years	**1,897**	1,420
Computer and electronic equipment	2 to 10 years	**943**	1,021
Vehicles	3 to 15 years	**1,007**	957
Facilities and other	2 to 40 years	**3,629**	3,495

Substantially all property and equipment have no material residual values. The majority of aircraft costs are depreciated on a straight-line basis over 15 to 18 years. We periodically evaluate the estimated service lives and residual values used to depreciate our property and equipment. This evaluation may result in changes in the estimated lives and residual values. Such changes did not materially affect depreciation expense in any period presented. Depreciation expense, excluding gains and losses on sales of property and equipment used in operations, was $1.8 billion in 2008, $1.7 billion in 2007 and $1.5 billion in 2006. Depreciation and amortization expense includes amortization of assets under capital lease.

CAPITALIZED INTEREST

Interest on funds used to finance the acquisition and modification of aircraft, construction of certain facilities and development of certain software up to the date the asset is ready for its intended use is capitalized and included in the cost of the asset if the asset is actively under construction. Capitalized interest was $50 million in 2008, $34 million in 2007 and $33 million in 2006.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. We operate integrated transportation networks, and accordingly, cash flows for most of our operating assets are assessed at a network level, not at an individual asset level for our analysis of impairment.

GOODWILL

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired entity. Goodwill is reviewed at least annually for impairment by comparing the fair value of each reporting unit with its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income approach incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter.

INTANGIBLE ASSETS

Intangible assets include customer relationships, trade names, technology assets and contract-based intangibles acquired in business combinations. Intangible assets are amortized over periods ranging from 2 to 15 years, either on a straight-line basis or an accelerated basis depending upon the pattern in which the economic benefits are realized. Non-amortizing intangibles are reviewed at least annually for impairment by comparing the carrying amount to fair value. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter.

PENSION AND POSTRETIREMENT HEALTHCARE PLANS

On May 31, 2007, we adopted Statement of Financial Accounting Standards ("SFAS") 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS 158 requires recognition in the balance sheet of the funded status of defined benefit pension and other postretirement benefit plans, and the recognition in accumulated other comprehensive income ("AOCI") of unrecognized gains or losses and prior service costs or credits. The adoption of SFAS 158 resulted in a $982 million charge to shareholders' equity at May 31, 2007 through AOCI.

Additionally, SFAS 158 requires the measurement date for plan assets and liabilities to coincide with the sponsor's year end. We currently use a February 28 (February 29 in 2008) measurement date for our plans; therefore, this standard will require us to change our measurement date to May 31 (beginning in 2009). We are required to make our transition election in the first quarter of 2009 and plan to elect the two-measurement approach as our transition method. Under the two-measurement approach, we complete two actuarial measurements, one at February 29, 2008 and the other at June 1, 2008. For the transition period from February 29, 2008 through June 1, 2008, we will record the net periodic benefit cost, net of tax, as an adjustment to beginning retained earnings and the actuarial gains and losses, net of tax, as an adjustment to AOCI in the first quarter of 2009. The impact of adopting the measurement date provision on our financial statements is not expected to be material to our financial position or results of operations, but will reduce our 2009 pension and retiree medical expense by approximately $87 million under the two-measurement approach due to an increase in the discount rate and higher plan assets.

In 2007, we announced changes to significantly redesign certain of our retirement programs. Effective May 31, 2008, all benefits previously accrued under our primary pension plans using a traditional pension benefit formula were capped for most employees, and those benefits will be payable beginning at retirement. Beginning June 1, 2008, future pension benefits for most employees will be accrued under a cash balance formula we call the Portable Pension Account (as described in Note 12). These changes will not affect the benefits of current retirees and terminated vested participants.

Currently, our defined benefit plans are measured using actuarial techniques that reflect management's assumptions for discount rate, expected long-term investment returns on plan assets, salary increases, expected retirement, mortality, employee turnover and future increases in healthcare costs. We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better) with cash flows that generally match our expected benefit payments. A calculated-value method is employed for purposes of determining the expected return on the plan asset component of net periodic pension cost for our qualified U.S. pension plans. We do not fund defined benefit plans when such funding provides no current tax deduction or when such funding would be deemed current compensation to plan participants.

INCOME TAXES

Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid.

On June 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes." This interpretation establishes new standards for the financial statement recognition, measurement and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The cumulative effect of adopting FIN 48 was immaterial. See Note 11 for more information concerning our adoption of FIN 48.

We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The remaining portion of our income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities because payment of cash is not anticipated within one year of the balance sheet date. These noncurrent income tax liabilities are recorded in the caption "Other liabilities" in our consolidated balance sheets.

SELF-INSURANCE ACCRUALS

We are primarily self-insured for workers' compensation claims, vehicle accidents and general liabilities, benefits paid under employee healthcare programs and long-term disability benefits. Accruals are primarily based on the actuarially estimated, undiscounted cost of claims, which includes incurred-but-not-reported claims. Current workers' compensation claims, vehicle and general liability, employee healthcare claims and long-term disability are included in accrued expenses. We self-insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense.

LEASES

We lease certain aircraft, facilities, equipment and vehicles under capital and operating leases. The commencement date of all leases is the earlier of the date we become legally obligated to make rent payments or the date we may exercise control over the use of the property. In addition to minimum rental payments, certain leases provide for contingent rentals based on equipment usage principally related to aircraft leases at FedEx Express and copier usage at FedEx Office. Rent expense associated with contingent rentals is recorded as incurred. Certain of our leases contain fluctuating or escalating payments and rent holiday periods. The related rent expense is recorded on a straight-line basis over the lease term. The cumulative excess of rent payments over rent expense is accounted for as a deferred lease asset and recorded in "Intangible and other assets" in the accompanying consolidated balance sheets. The cumulative excess of rent expense over rent payments is accounted for as a deferred lease obligation. Leasehold improvements associated with assets utilized under capital or operating leases are amortized over the shorter of the asset's useful life or the lease term.

DEFERRED GAINS

Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized ratably over the life of the lease as a reduction of rent expense. Substantially all of these deferred gains are related to aircraft transactions.

FOREIGN CURRENCY TRANSLATION

Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported, net of applicable deferred income taxes, as a component of accumulated other comprehensive loss within common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in the caption "Other, net" in the accompanying consolidated statements of income and were immaterial for each period presented. Cumulative net foreign currency translation gains in accumulated other comprehensive loss were $167 million at May 31, 2008, $69 million at May 31, 2007 and $43 million at May 31, 2006.

EMPLOYEES UNDER COLLECTIVE BARGAINING ARRANGEMENTS

The pilots of FedEx Express, who represent a small percentage of our total employees, are employed under a collective bargaining agreement. During the second quarter of 2007, the pilots ratified a new four-year labor contract that included signing bonuses and other upfront compensation of approximately $143 million, as well as pay increases and other benefit enhancements. These costs were partially mitigated by reductions in the variable incentive compensation of our other employees. The effect of this new agreement on second quarter 2007 net income was approximately $78 million net of tax, or $0.25 per diluted share.

STOCK-BASED COMPENSATION

In 2007, we adopted the provisions of SFAS 123R, "Share-Based Payment," which requires recognition of compensation expense for stock-based awards using a fair value method. SFAS 123R is a revision of SFAS 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees." Prior to the adoption of SFAS 123R, we applied APB 25 and its related interpretations to measure compensation expense for stock-based compensation plans. As a result, no compensation expense was recorded for stock options, as the exercise price was equal to the market price of our common stock at the date of grant.

We adopted SFAS 123R using the modified prospective method, which resulted in prospective recognition of compensation expense for all outstanding unvested share-based payments based on the fair value on the original grant date. Under this method of adoption, our financial statement amounts for the prior period presented have not been restated.

The impact of adopting SFAS 123R for the year ended May 31, 2007 was approximately $71 million ($52 million, net of tax), or $0.17 per basic and diluted share.

Stock option compensation expense, pro forma net income and basic and diluted earnings per common share, if determined under SFAS 123 at fair value using the Black-Scholes method, would have been as follows (in millions, except for per share amounts) for the year ended May 31:

	2006
Net income, as reported	$1,806
Add: Stock option compensation included in reported net income, net of tax	5
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards, net of tax benefit	46
Pro forma net income	$1,765
Earnings per common share:	
Basic – as reported	$ 5.94
Basic – pro forma	$ 5.81
Diluted – as reported	$ 5.83
Diluted – pro forma	$ 5.70

DIVIDENDS DECLARED PER COMMON SHARE

On June 2, 2008, our Board of Directors declared a dividend of $0.11 per share of common stock. The dividend was paid on July 1, 2008 to stockholders of record as of the close of business on June 13, 2008. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we evaluate our dividend payment amount on an annual basis at the end of each fiscal year.

USE OF ESTIMATES

The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: self-insurance accruals; retirement plan obligations; long-term incentive accruals; tax liabilities; obsolescence of spare parts; contingent liabilities; loss contingencies, such as litigation and other claims; and impairment assessments on long-lived assets (including goodwill).

NOTE 2: RECENT ACCOUNTING PRONOUNCEMENTS

New accounting rules and disclosure requirements can significantly impact our reported results and the comparability of our financial statements. We believe the following new accounting pronouncements, in addition to FIN 48 and SFAS 158, are relevant to the readers of our financial statements.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements," which provides a common definition of fair value, establishes a uniform framework for measuring fair value and requires expanded disclosures about fair value measurements. The requirements of SFAS 157 are to be applied prospectively, and we anticipate that the primary impact of the standard to us will be related to the measurement of fair value in our recurring impairment test calculations (such as measurements of our recorded goodwill). SFAS 157 is effective for us beginning on June 1, 2008; however, the FASB approved a one-year deferral of the adoption of the standard as it relates to non-financial assets and liabilities with the issuance in February 2008 of FASB Staff Position FAS 157-2, "Effective Date of FASB Statement No. 157." We do not presently hold any financial assets or liabilities that would require recognition under SFAS 157 other than investments held by our pension plans. In addition, the FASB has excluded leases from the scope of SFAS 157. We anticipate that this standard will not have a material impact on our financial condition or results of operations upon adoption.

In December 2007, the FASB issued SFAS 141R, "Business Combinations," and SFAS 160, "Accounting and Reporting Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51." These new standards significantly change the accounting for and reporting of business combination transactions and noncontrolling interests (previously referred to as minority interests) in consolidated financial statements. The key aspects of SFAS 141R and SFAS 160 include requiring the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction; establishing the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requiring the expensing of most transaction and restructuring costs. Both standards are effective for us beginning June 1, 2009 (fiscal 2010) and are applicable only to transactions occurring after the effective date.

NOTE 3: BUSINESS COMBINATIONS

During 2007, we made the following acquisitions:

Segment	Business Acquired	Rebranded	Date Acquired	Total Purchase Price (in millions)
FedEx Freight	Watkins Motor Lines	FedEx National LTL	September 3, 2006	$787
FedEx Express	ANC Holdings Ltd.	FedEx U.K.	December 16, 2006	241
FedEx Express	Tianjin Datian W. Group Co., Ltd. ("DTW Group")	N/A	March 1, 2007	427

The acquisition of the assets and assumption of certain obligations of FedEx National LTL, a leading provider of long-haul LTL services, extended our service offerings to the long-haul LTL freight sector. The acquisition of all of the outstanding capital stock of FedEx U.K. has allowed us to establish a domestic service in the United Kingdom and better serve the U.K. international market, which we previously served primarily through independent agents. The FedEx Express acquisition of DTW Group's 50% share of the FedEx-DTW International Priority express joint venture and assets relating to DTW Group's domestic express network in China converted our joint venture with DTW Group into a wholly owned subsidiary and has increased our presence in China in the international market and established our presence in the domestic market. During 2007, we also made other immaterial acquisitions that are not presented in the table above.

These acquisitions were not material to our results of operations or financial condition. The portion of the purchase price allocated to goodwill and other identified intangible assets for the FedEx National LTL, FedEx U.K. and DTW Group acquisitions will be deductible for U.S. tax purposes over 15 years.

Pro forma results of these acquisitions, individually or in the aggregate, would not differ materially from reported results in any of the periods presented. The purchase prices were allocated as follows (in millions):

	FedEx National LTL	FedEx U.K.	DTW Group
Current assets	$121	$ 68	$ 54
Property and equipment	525	20	16
Intangible assets	77	49	17
Goodwill	121	168	348
Other assets	3	2	10
Current liabilities	(60)	(56)	(18)
Long-term liabilities	–	(10)	–
Total purchase price	$787	$241	$427

The intangible assets acquired in the FedEx National LTL and FedEx U.K. acquisitions consist primarily of customer-related intangible assets, which will be amortized on an accelerated basis over their average estimated useful lives of seven years for FedEx National LTL and up to 12 years for FedEx U.K., with the majority of the amortization recognized during the first four years. The intangible assets acquired in the DTW Group acquisition relate to the reacquired rights for the use of certain FedEx technology and service marks. These intangible assets will be amortized over their estimated useful lives of approximately two years.

We paid the purchase price for these acquisitions from available cash balances, which included the net proceeds from our $1 billion senior unsecured debt offering completed during 2007. See Note 6 for further discussion of this debt offering.

NOTE 4: GOODWILL AND INTANGIBLES

The carrying amount of goodwill attributable to each reportable operating segment and changes therein follows (in millions):

	May 31, 2006	Goodwill Acquired	Purchase Adjustments and Other	May 31, 2007	Impairment Charge	Purchase Adjustments and Other[3]	**May 31, 2008**
FedEx Express segment	$ 530	$549[1]	$ 9	$ 1,088	$ –	$ 35	**$ 1,123**
FedEx Ground segment	90	–	–	90	–	–	**90**
FedEx Freight segment	656	121[2]	–	777	–	–	**777**
FedEx Services segment	1,549	–	(7)	1,542	(367)	–	**1,175**
	$2,825	$670	$ 2	$3,497	$(367)	$ 35	**$ 3,165**

(1) Primarily FedEx U.K. and DTW Group acquisitions.
(2) FedEx National LTL acquisition.
(3) Primarily currency translation adjustments.

During 2008, we made several strategic decisions regarding FedEx Office. During the first quarter of 2008, FedEx Office was reorganized as a part of the FedEx Services segment. FedEx Office provides retail access to our customers for our package transportation businesses and an array of document and business services. FedEx Services provides access to customers through digital channels such as fedex.com. Under FedEx Services, FedEx Office benefits from the full range of resources and expertise of FedEx Services to continue to enhance the customer experience, provide greater, more convenient access to the portfolio of services at FedEx, and increase revenues through our retail network. This reorganization resulted in our ceasing to treat FedEx Office as a core operating company; however, FedEx Office remains a reporting unit for goodwill impairment testing purposes.

During the fourth quarter of 2008, several developments and strategic decisions occurred at FedEx Office, including:

- reorganizing senior management at FedEx Office with several positions terminated and numerous reporting realignments, including naming a new president and CEO;
- determining that we would minimize the use of the Kinko's trade name over the next several years;
- implementing revenue growth and cost management plans to improve financial performance; and
- pursuing a more disciplined approach to the long-term expansion of the retail network, reducing the overall level of expansion.

We performed our annual impairment testing in the fourth quarter for the Kinko's trade name and the recorded goodwill for the FedEx Office reporting unit. In accordance with the accounting rules, the trade name impairment test was performed before the goodwill impairment test.

In accordance with SFAS 142, "Goodwill and Other Intangible Assets," a two-step impairment test is performed on goodwill. In the first step, we compared the estimated fair value of the reporting unit to its carrying value. The valuation methodology to estimate the fair value of the FedEx Office reporting unit was based primarily on an income approach that considered market participant assumptions to estimate fair value. Key assumptions considered were the revenue and operating income forecast, the assessed growth rate in the periods beyond the detailed forecast period, and the discount rate.

In performing our impairment test, the most significant assumption used to estimate the fair value of the FedEx Office reporting unit was the discount rate. We used a discount rate of 12.5%, representing the estimated weighted-average cost of capital ("WACC") of the FedEx Office reporting unit. The development of the WACC used in our estimate of fair value considered the following key factors:

- benchmark capital structures for guideline companies with characteristics similar to the FedEx Office reporting unit;
- current market conditions for the risk-free interest rate;
- the size and industry of the FedEx Office reporting unit; and
- risks related to the forecast of future revenues and profitability of the FedEx Office reporting unit.

The WACC used in the estimate of fair value in future periods may be impacted by changes in market conditions (including those of market participants), as well as the specific future performance of the FedEx Office reporting unit and are subject to change, based on changes in specific facts and circumstances.

In the second step of the impairment test, we estimated the current fair values of all assets and liabilities to determine the amount of implied goodwill and consequently the amount of the goodwill impairment. Upon completion of the second step of the impairment test, we concluded that the recorded goodwill was impaired and recorded an impairment charge of $367 million during the fourth quarter of 2008. Significant judgments included in the second step of the impairment test included fair value estimates of assets and liabilities, the aggregate effect of which increased the impairment charge to goodwill by approximately $90 million. The goodwill impairment charge is included in operating expenses in the accompanying consolidated statements of income. This charge is included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of these businesses.

The components of our intangible assets were as follows (in millions):

	May 31, 2008			May 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	**$205**	**$ (95)**	**$110**	$206	$ (58)	$148
Contract related	**79**	**(67)**	**12**	79	(62)	17
Technology related and other	**74**	**(51)**	**23**	74	(39)	35
Kinko's trade name	**52**	**(8)**	**44**	567	–	567
Total	**$410**	**$(221)**	**$189**	$926	$(159)	$767

We have an intangible asset associated with the Kinko's trade name. Prior to 2008, this intangible asset was not amortized because it had an indefinite remaining useful life. Prior to the fourth quarter of 2008, our intent was to continue to use the Kinko's trade name indefinitely. During the fourth quarter, we made the decision to change the name of FedEx Kinko's to FedEx Office and rebrand our retail locations over the next several years. We believe the FedEx Office name better describes the wide range of services available at our retail centers and takes full advantage of the FedEx brand. This change converted this asset to a finite life asset and resulted in an impairment charge of $515 million. We estimated the fair value of this intangible asset based on an income approach using the relief-from-royalty method. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates in the category of intellectual property, discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain.

The $515 million impairment charge resulted in a remaining trade name balance of $52 million, which we began amortizing in the fourth quarter on an accelerated basis over the next four years. The trade name impairment charge is included in operating expenses in the accompanying consolidated statements of income. The charge is included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of these businesses.

Amortization expense for intangible assets was $60 million in 2008, $42 million in 2007 and $25 million in 2006. Estimated amortization expense for the next five years is as follows (in millions):

2009	$73
2010	50
2011	26
2012	11
2013	9

NOTE 5: SELECTED CURRENT LIABILITIES

The components of selected current liability captions were as follows (in millions):

	May 31, 2008	May 31, 2007
Accrued Salaries and Employee Benefits		
Salaries	**$ 193**	$ 283
Employee benefits	**404**	599
Compensated absences	**521**	472
	$1,118	$1,354
Accrued Expenses		
Self-insurance accruals	**$ 577**	$ 548
Taxes other than income taxes	**339**	310
Other	**637**	561
	$1,553	$1,419

NOTE 6: LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

The components of long-term debt (net of discounts) were as follows (in millions):

	May 31, 2008	May 31, 2007
Senior unsecured debt		
Interest rate of three-month LIBOR plus 0.08% (5.44% at May 31, 2007) due in 2008	**$ –**	$ 500
Interest rate of 3.50%, due in 2009	**500**	500
Interest rate of 5.50%, due in 2010	**499**	499
Interest rate of 7.25%, due in 2011	**250**	249
Interest rate of 9.65%, due in 2013	**300**	300
Interest rate of 7.60%, due in 2098	**239**	239
	1,788	2,287
Capital lease obligations	**220**	308
Other debt, interest rate of six-month LIBOR less 1.50%	**–**	51
	2,008	2,646
Less current portion	**502**	639
	$1,506	$2,007

Scheduled annual principal maturities of debt, exclusive of capital leases, for the five years subsequent to May 31, 2008, are as follows (in millions):

2009	$500
2010	499
2011	250
2012	–
2013	300

Interest on our fixed-rate notes is paid semi-annually. We have a shelf registration statement filed with the Securities and Exchange Commission ("SEC") that allows us to sell, in one or more future offerings, any combination of our unsecured debt securities and common stock. In August 2006, we issued $1 billion of senior unsecured debt under our shelf registration statement, comprised of floating-rate notes totaling $500 million and fixed-rate notes totaling $500 million. The $500 million in floating-rate notes were repaid in August 2007. The fixed-rate notes bear interest at an annual rate of 5.5%, payable semi-annually, and are due in August 2009. The net proceeds were used for working capital and general corporate purposes, including the funding of several business acquisitions during 2007.

From time to time, we finance certain operating and investing activities, including acquisitions, through borrowings under our $1.0 billion revolving credit facility or the issuance of commercial paper. The revolving credit agreement contains certain covenants and restrictions, none of which are expected to significantly affect our operations or ability to pay dividends. Our commercial paper program is backed by unused commitments under the revolving credit facility and borrowings under the program reduce the amount available under the credit facility. At May 31, 2008, no commercial paper borrowings were outstanding and the entire amount under the credit facility was available.

Long-term debt, exclusive of capital leases, had carrying values of $1.8 billion compared with an estimated fair value of approximately $1.9 billion at May 31, 2008, and $2.3 billion compared with an estimated fair value of $2.4 billion at May 31, 2007. The estimated fair values were determined based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

We issue other financial instruments in the normal course of business to support our operations. Letters of credit at May 31, 2008 were $735 million. The amount unused under our letter of credit facility totaled approximately $29 million at May 31, 2008. This facility expires in July 2010. These instruments are required under certain U.S. self-insurance programs and are used in the normal course of international operations. The underlying liabilities insured by these instruments are reflected in the balance sheets, where applicable. Therefore, no additional liability is reflected for the letters of credit.

Our capital lease obligations include leases for aircraft and facilities. Our facility leases include leases that guarantee the repayment of certain special facility revenue bonds that have been issued by municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These bonds require interest payments at least annually, with principal payments due at the end of the related lease agreement.

NOTE 7: LEASES

We utilize certain aircraft, land, facilities, retail locations and equipment under capital and operating leases that expire at various dates through 2040. We leased approximately 14% of our total aircraft fleet under capital or operating leases as of May 31, 2008. In addition, supplemental aircraft are leased by us under agreements that provide for cancellation upon 30 days' notice. Our leased facilities include national, regional and metropolitan sorting facilities, retail facilities and administrative buildings.

The components of property and equipment recorded under capital leases were as follows (in millions):

	May 31,	
	2008	2007
Aircraft	**$ –**	$ 115
Package handling and ground support equipment	**165**	165
Vehicles	**20**	20
Other, principally facilities	**150**	151
	335	451
Less accumulated amortization	**290**	306
	$ 45	$ 145

Rent expense under operating leases was as follows (in millions):

	For years ended May 31,		
	2008	2007	2006
Minimum rentals	**$1,990**	$1,916	$1,919
Contingent rentals [1]	**228**	241	245
	$2,218	$2,157	$2,164

(1) Contingent rentals are based on equipment usage.

A summary of future minimum lease payments under capital leases and noncancelable operating leases with an initial or remaining term in excess of one year at May 31, 2008 is as follows (in millions):

		Operating Leases		
	Capital Leases	Aircraft and Related Equipment	Facilities and Other	Total Operating Leases
2009	$ 13	$ 555	$ 1,248	$ 1,803
2010	97	544	1,103	1,647
2011	8	526	956	1,482
2012	8	504	828	1,332
2013	119	499	709	1,208
Thereafter	18	2,931	5,407	8,338
Total	263	$ 5,559	$10,251	$15,810
Less amount representing interest	43			
Present value of net minimum lease payments	$220			

The weighted-average remaining lease term of all operating leases outstanding at May 31, 2008 was approximately seven years. While certain of our lease agreements contain covenants governing the use of the leased assets or require us to maintain certain levels of insurance, none of our lease agreements include material financial covenants or limitations.

FedEx Express makes payments under certain leveraged operating leases that are sufficient to pay principal and interest on certain pass-through certificates. The pass-through certificates are not direct obligations of, or guaranteed by, FedEx or FedEx Express.

Our results for 2006 included a noncash charge of $79 million ($49 million net of tax or $0.16 per diluted share) to adjust the accounting for certain facility leases, predominantly at FedEx Express. This charge, which included the impact on prior years, related primarily to rent escalations in on-airport facility leases that were not being recognized appropriately.

NOTE 8: PREFERRED STOCK

Our Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of preferred stock. The stock is issuable in series, which may vary as to certain rights and preferences, and has no par value. As of May 31, 2008, none of these shares had been issued.

NOTE 9: STOCK-BASED COMPENSATION

Our total stock-based compensation expense for the years ended May 31 was as follows (in millions):

	2008	2007	2006
Stock-based compensation expense	**$101**	$103	$37

We have two types of equity-based compensation: stock options and restricted stock.

STOCK OPTIONS

Under the provisions of our incentive stock plans, key employees and non-employee directors may be granted options to purchase shares of our common stock at a price not less than its fair market value on the date of grant. Options granted have a maximum term of 10 years. Vesting requirements are determined at the discretion of the Compensation Committee of our Board of Directors. Option-vesting periods range from one to four years, with approximately 84% of options granted vesting ratably over four years.

RESTRICTED STOCK

Under the terms of our incentive stock plans, restricted shares of our common stock are awarded to key employees. All restrictions on the shares expire ratably over a four-year period. Shares are valued at the market price on the date of award. Compensation related to these awards is recognized as expense over the explicit service period.

For unvested stock options granted prior to June 1, 2006 and all restricted stock awards, the terms of these awards provide for continued vesting subsequent to the employee's retirement. Compensation expense associated with these awards is recognized on a straight-line basis over the shorter of the remaining service or vesting period. This postretirement vesting provision was removed from all stock option awards granted subsequent to May 31, 2006.

VALUATION AND ASSUMPTIONS

We use the Black-Scholes option pricing model to calculate the fair value of stock options. The value of restricted stock awards is based on the stock price of the award on the grant date. We recognize stock-based compensation expense on a straight-line basis over the requisite service period of the award in the "Salaries and employee benefits" caption in the accompanying consolidated statements of income.

The key assumptions for the Black-Scholes valuation method include the expected life of the option, stock price volatility, a risk-free interest rate, and dividend yield. Many of these assumptions are judgmental and highly sensitive. Following is a table of the weighted-average Black-Scholes value of our stock option grants, the intrinsic value of options exercised (in millions), and the key weighted-average assumptions used in the valuation calculations for the options granted during the years ended May 31, and then a discussion of our methodology for developing each of the assumptions used in the valuation model:

	2008	2007	2006
Weighted-average Black-Scholes value	**$29.88**	$ 31.60	$ 25.78
Intrinsic value of options exercised	**$ 126**	$ 145	$ 191
Black-Scholes Assumptions:			
Expected lives	**5 years**	5 years	5 years
Expected volatility	**19%**	22%	25%
Risk-free interest rate	**4.763%**	4.879%	3.794%
Dividend yield	**0.337%**	0.302%	0.323%

Expected Lives. This is the period of time over which the options granted are expected to remain outstanding. Generally, options granted have a maximum term of 10 years. We examine actual stock option exercises to determine the expected life of the options. An increase in the expected term will increase compensation expense.

Expected Volatility. Actual changes in the market value of our stock are used to calculate the volatility assumption. We calculate daily market value changes from the date of grant over a past period equal to the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-Free Interest Rate. This is the U.S. Treasury Strip rate posted at the date of grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Dividend Yield. This is the annual rate of dividends per share over the exercise price of the option. An increase in the dividend yield will decrease compensation expense.

The following table summarizes information about stock option activity for the year ended May 31, 2008:

	Stock Options			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at June 1, 2007	16,590,401	$ 68.22		
Granted	2,821,758	111.51		
Exercised	(2,381,900)	45.50		
Forfeited	(352,453)	102.30		
Outstanding at May 31, 2008	**16,677,806**	**$ 78.09**	**5.9 years**	**$326**
Exercisable	**10,666,189**	**$ 64.05**	**4.7 years**	**$312**
Expected to vest	**5,530,688**	**$102.99**	**9.2 years**	**$ 13**
Available for future grants	**3,684,999**			

The options granted during the year ended May 31, 2008 are primarily related to our principal annual stock option grant in July 2007.

The following table summarizes information about vested and unvested restricted stock for the year ended May 31, 2008:

	Restricted Stock	
	Shares	Weighted-Average Grant Date Fair Value
Unvested at June 1, 2007	481,347	$ 92.37
Granted	174,418	114.40
Vested	(212,113)	86.16
Forfeited	(18,667)	104.60
Unvested at May 31, 2008	**424,985**	**$103.97**

During the year ended May 31, 2007, there were 175,005 shares of restricted stock granted with a weighted-average fair value of $109.90. During the year ended May 31, 2006, there were 233,939 shares of restricted stock granted with a weighted-average fair value of $90.12.

The following table summarizes information about stock option vesting during the years ended May 31:

	Stock Options	
	Vested During the Year	Fair Value (in millions)
2006	3,366,273	$59
2007	3,147,642	65
2008	**2,694,602**	**64**

As of May 31, 2008, there was $136 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share-based compensation arrangements. This compensation expense is expected to be recognized on a straight-line basis over the remaining weighted-average vesting period of approximately two years.

Total shares outstanding or available for grant related to equity compensation at May 31, 2008 represented 6.5% of the total outstanding common and equity compensation shares and equity compensation shares available for grant.

NOTE 10: COMPUTATION OF EARNINGS PER SHARE

The calculation of basic and diluted earnings per common share for the years ended May 31 was as follows (in millions, except per share amounts):

	2008	2007	2006
Net income	**$1,125**	$2,016	$1,806
Weighted-average shares of common stock outstanding	**309**	307	304
Common equivalent shares:			
Assumed exercise of outstanding dilutive options	**14**	18	19
Less shares repurchased from proceeds of assumed exercise of options	**(11)**	(14)	(13)
Weighted-average common and common equivalent shares outstanding	**312**	311	310
Basic earnings per common share	**$ 3.64**	$ 6.57	$ 5.94
Diluted earnings per common share	**$ 3.60**	$ 6.48	$ 5.83
Antidilutive options excluded from diluted earnings per common share	**4.8**	0.4	–

NOTE 11: INCOME TAXES

The components of the provision for income taxes for the years ended May 31 were as follows (in millions):

	2008	2007	2006
Current provision			
Domestic:			
Federal	**$ 514**	$ 829	$ 719
State and local	**74**	72	79
Foreign	**242**	174	132
	830	1,075	930
Deferred provision (benefit)			
Domestic:			
Federal	**31**	62	129
State and local	**(2)**	27	13
Foreign	**32**	35	21
	61	124	163
	$ 891	$1,199	$1,093

Pretax earnings of foreign operations for 2008, 2007 and 2006 were approximately $803 million, $648 million and $606 million, respectively, which represents only a portion of total results associated with international shipments.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended May 31 was as follows:

	2008	2007	2006
Statutory U.S. income tax rate	**35.0%**	35.0%	35.0%
Increase resulting from:			
Goodwill impairment	**6.8**	–	–
State and local income taxes, net of federal benefit	**2.1**	2.0	2.1
Other, net	**0.3**	0.3	0.6
Effective tax rate	**44.2%**	37.3%	37.7%

Our 2008 tax rate increased primarily as a result of the goodwill impairment charge described in Note 4, which is not deductible for income tax purposes. Our 2007 tax rate of 37.3% was favorably impacted by the conclusion of various state and federal tax audits and appeals. The 2007 rate reduction was partially offset by tax charges incurred as a result of a reorganization in Asia associated with our acquisition in China, as described in Note 3.

The significant components of deferred tax assets and liabilities as of May 31 were as follows (in millions):

	2008		2007	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Property, equipment, leases and intangibles	**$ 321**	**$ 1,650**	$ 328	$1,655
Employee benefits	**401**	**398**	406	53
Self-insurance accruals	**359**	**–**	350	–
Other	**426**	**190**	346	139
Net operating loss/credit carryforwards	**135**	**–**	172	–
Valuation allowances	**(124)**	**–**	(116)	–
	$1,518	**$ 2,238**	$1,486	$1,847

The net deferred tax liabilities as of May 31 have been classified in the balance sheets as follows (in millions):

	2008	2007
Current deferred tax asset	**$ 544**	$ 536
Noncurrent deferred tax liability	**(1,264)**	(897)
	$ (720)	$(361)

We have $404 million of net operating loss carryovers in various foreign jurisdictions and $255 million of state operating loss carryovers. The valuation allowance primarily represents amounts reserved for operating loss and tax credit carryforwards, which expire over varying periods starting in 2009. As a result of this and other factors, we believe that a substantial portion of these deferred tax assets may not be realized.

Unremitted earnings of our foreign subsidiaries amounted to $147 million in 2008 and $43 million in 2007. We have not recognized deferred taxes for U.S. federal income tax purposes on the unremitted earnings of our foreign subsidiaries that are deemed to be permanently reinvested. Upon distribution, in the form of dividends or otherwise, these unremitted earnings would be subject to U.S. federal income tax. Unrecognized foreign tax credits would be available to reduce a portion, if not all, of the U.S. tax liability. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable.

On June 1, 2007, we adopted FIN 48. The cumulative effect of adopting FIN 48 was immaterial to our retained earnings. Our liability for income taxes under FIN 48 was $72 million at June 1, 2007, and $88 million at May 31, 2008. The balance of accrued interest and penalties was $26 million on June 1, 2007, and $25 million on May 31, 2008. Total interest and penalties included in our statement of operations is immaterial. The liability recorded includes $57 million at June 1, 2007, and $68 million at May 31, 2008, associated with positions that if favorably resolved would provide a benefit to our effective tax rate.

We file income tax returns in the U.S. and various foreign jurisdictions. The U.S. Internal Revenue Service is currently examining our returns for the 2004 through 2006 tax years. We are no longer subject to U.S. federal income tax examination for years through 2003 except for specific U.S. federal income tax positions that are in various stages of appeal. No resolution date can be reasonably estimated at this time for these audits and appeals. We are also subject to ongoing audits in state, local and foreign tax jurisdictions throughout the world.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance at June 1, 2007	$ 72
Increases for tax positions taken in the current year	16
Increases for tax positions taken in prior years	9
Settlements	(9)
Balance at May 31, 2008	**$ 88**

Included in the May 31, 2008 balance are $8 million of tax positions for which the ultimate deductibility or income inclusion is certain but for which there may be uncertainty about the timing of such deductibility or income inclusion. It is difficult to predict the ultimate outcome or the timing of resolution for tax positions under FIN 48. Changes may result from the conclusion of ongoing audits or appeals in state, local, federal and foreign tax jurisdictions, or from the resolution of various proceedings between the U.S. and foreign tax authorities. Our liability for tax positions under FIN 48 includes no matters that are individually material to us. It is reasonably possible that the amount of the benefit with respect to certain of our unrecognized tax positions will increase or decrease within the next 12 months, but an estimate of the range of the reasonably possible changes cannot be made. However, we do not expect that the resolution of any of our tax positions under FIN 48 will be material.

NOTE 12: RETIREMENT PLANS

We sponsor programs that provide retirement benefits to most of our employees. These programs include defined benefit pension plans, defined contribution plans and retiree healthcare plans. The accounting for pension and postretirement healthcare plans includes numerous assumptions, such as: discount rates; expected long-term investment returns on plan assets; future salary increases; employee turnover; mortality; and retirement ages. These assumptions most significantly impact our U.S. domestic pension plans.

In 2007, we announced changes to significantly redesign certain of our retirement programs. Effective January 1, 2008, we increased the annual company matching contribution under the largest of our 401(k) plans covering most employees from $500 to a maximum of 3.5% of eligible compensation. Employees not participating in the 401(k) plan as of January 1, 2008 were automatically enrolled at 3% of eligible pay with a company match of 2% of eligible pay effective March 1, 2008. The full cost of this benefit improvement will accelerate over the next few years. Effective May 31, 2008, benefits previously accrued under our primary pension plans using a traditional pension benefit formula were capped for most employees, and those benefits will be payable beginning at retirement. Beginning June 1, 2008, future pension benefits for most employees will be accrued under a cash balance formula we call the Portable Pension Account. These changes will not affect the benefits of current retirees and terminated vested participants. In addition, these pension plans were modified to accelerate vesting from five years to three years effective June 1, 2008 for most participants.

A summary of our retirement plans costs over the past three years is as follows (in millions):

	2008	2007	2006
U.S. domestic and international pension plans	**$ 323**	$467	$425
U.S. domestic and international defined contribution plans	**216**	176	167
Postretirement healthcare plans	**77**	55	73
	$ 616	$698	$665

PENSION PLANS

Our largest pension plan covers certain U.S. employees age 21 and over, with at least one year of service. Eligible employees as of May 31, 2003 were given the opportunity to make a one-time election to accrue future pension benefits under either the Portable Pension Account or a traditional pension benefit formula. Benefits provided under the traditional formula are based on average earnings and years of service. Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service, and interest on the notional account balance. Eligible employees hired after May 31, 2003 accrue benefits exclusively under the Portable Pension Account. We also sponsor or participate in nonqualified benefit plans covering certain of our U.S. employee groups and other pension plans covering certain of our international employees. The international defined benefit pension plans provide benefits primarily based on final earnings and years of service and are funded in accordance with local practice. Where plans are funded, they are funded in compliance with local laws.

POSTRETIREMENT HEALTHCARE PLANS

Certain of our subsidiaries offer medical, dental and vision coverage to eligible U.S. retirees and their eligible dependents. U.S. employees covered by the principal plan become eligible for these benefits at age 55 and older, if they have permanent, continuous service of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35 if hired on or after January 1, 1988. Postretirement healthcare benefits are capped at 150% of the 1993 per capita projected employer cost, which has been reached and, therefore, these benefits are not subject to additional future inflation.

NEW ACCOUNTING PRONOUNCEMENT

As discussed in Note 1, we adopted the recognition and disclosure provisions of SFAS 158 on May 31, 2007. The adoption of SFAS 158 required recognition in the balance sheet of the funded status of defined benefit pension and other postretirement benefit plans, and the recognition in AOCI of unrecognized gains or losses and prior service costs or credits. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation ("PBO") of the plan. The adoption of SFAS 158 resulted in a $982 million charge to shareholders' equity at May 31, 2007 through AOCI. At May 31, 2008, under the provisions of SFAS 158, we recorded an increase to equity of $469 million (net of tax) based on a $1 billion improvement in the funded status of our retirement plans since May 31, 2007.

Additionally, SFAS 158 requires the measurement date for plan assets and liabilities to coincide with the sponsor's year end. We currently use a February 28 (February 29 in 2008) measurement date for our plans; therefore, this standard will require us to change our measurement date to May 31 (beginning in 2009). We are required to make our transition election in the first quarter of 2009 and plan to elect the two-measurement approach as our transition method. Under the two-measurement approach, we complete two actuarial measurements, one at February 29, 2008 and the other at June 1, 2008. For the transition period from February 29, 2008 through June 1, 2008, we will record the net periodic benefit cost, net of tax, as an adjustment to beginning retained earnings and the actuarial gains and losses, net of tax, as an adjustment to accumulated other comprehensive income in the first quarter of 2009. The impact of adopting the measurement date provision on our financial statements is not expected to be material to our financial position or results of operations, but will reduce our 2009 pension and retiree medical expense by approximately $87 million under the two-measurement approach due to an increase in the discount rate and higher plan assets.

PENSION PLAN ASSUMPTIONS

Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets.

We currently use a measurement date of February 28 (February 29 in 2008) for our pension and postretirement healthcare plans. Management reviews the assumptions used to measure pension costs on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year and it is reasonably possible that material changes in pension cost may be experienced in the future. Additional information about our pension plans can be found in the Critical Accounting Estimates section of Management's Discussion and Analysis.

Actuarial gains or losses are generated for changes in assumptions and to the extent that actual results differ from those assumed. These actuarial gains and losses are amortized over the remaining average service lives of our active employees if they exceed a corridor amount in the aggregate.

Predominantly all of our plan assets are actively managed. The investment strategy for pension plan assets is to utilize a diversified mix of global public and private equity portfolios, together with public and private fixed income portfolios, to earn a long-term investment return that meets our pension plan obligations. Active management strategies are utilized within the plan in an effort to realize investment returns in excess of market indices.

The weighted-average asset allocations for our domestic pension plans at the measurement date were as follows (dollars in millions):

	Plan Assets at Measurement Date					
	2008			2007		
Asset Class	Actual	Actual	Target	Actual	Actual	Target
Domestic equities	**$ 5,694**	**49%**	**53%**	$ 5,897	52%	53%
International equities	**2,481**	**21**	**17**	2,413	21	17
Private equities	**406**	**4**	**5**	314	3	5
Total equities	**8,581**	**74**	**75**	8,624	76	75
Long duration fixed income securities	**1,778**	**15**	**15**	1,627	15	15
Other fixed income securities	**1,302**	**11**	**10**	1,049	9	10
	$11,661	**100%**	**100%**	$11,300	100%	100%

Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;
- the types of investment classes in which we invest our pension plan assets and the expected compound geometric return we can reasonably expect those investment classes to earn over the next 10- to 15-year time period (or such other time period that may be appropriate); and
- the investment returns we can reasonably expect our active investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We review the expected long-term rate of return on an annual basis and revise it as appropriate. As part of our strategy to manage future pension costs and net funded status volatility, we are also in the process of reevaluating our pension investment strategy. We are currently evaluating the mix of investments between equities and fixed income securities, the cash flows of which will more closely align with the cash flows of our pension obligations.

To support our conclusions, we periodically commission asset/liability studies performed by third-party professional investment advisors and actuaries to assist us in our reviews. These studies project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. These studies also generate probability-adjusted expected future returns on those assets. The studies performed or updated supported the reasonableness of our expected rate of return of 8.5% for 2008 and 9.1% for 2007 and 2006. Our estimated long-term rate of return on plan assets remains at 8.5% for 2009. Our actual returns exceeded this assumption for the 15-year period ended February 29, 2008.

The following table provides a reconciliation of the changes in the pension and postretirement healthcare plans' benefit obligations and fair value of assets over the two-year period ended May 31, 2008 and a statement of the funded status as of May 31, 2008 and 2007 (in millions):

	Pension Plans		Postretirement Healthcare Plans	
	2008	2007	2008	2007
Accumulated Benefit Obligation ("ABO")	$11,212	$11,559		
Changes in Projected Benefit Obligation ("PBO") and Accumulated Postretirement Benefit Obligation ("APBO")				
PBO/APBO at the beginning of year	$12,209	$12,153	$ 525	$ 475
Service cost	518	540	35	31
Interest cost	720	707	31	28
Actuarial (gain) loss	(1,531)	590	(56)	9
Benefits paid	(318)	(261)	(40)	(40)
Amendments	1	(1,551)	–	5
Other	18	31	(3)	17
PBO/APBO at the end of year	$11,617	$12,209	$ 492	$ 525
Change in Plan Assets				
Fair value of plan assets at beginning of year	$11,506	$10,130	$ –	$ –
Actual return on plan assets	141	1,086	–	–
Company contributions	548	524	64	23
Benefits paid	(318)	(261)	(40)	(40)
Other	2	27	(24)	17
Fair value of plan assets at end of year	$11,879	$11,506	$ –	$ –
Funded Status of the Plans	$ 262	$ (703)	$ (492)	$ (525)
Employer contributions after measurement date	15	22	5	4
Net amount recognized	$ 277	$ (681)	$ (487)	$ (521)
Amount Recognized in the Balance Sheet at May 31:				
Noncurrent pension assets	$ 827	$ 1	$ –	$ –
Current pension, postretirement healthcare and other benefit obligations	(32)	(24)	(30)	(30)
Noncurrent pension, postretirement healthcare and other benefit obligations	(518)	(658)	(457)	(491)
Net amount recognized	$ 277	$ (681)	$ (487)	$ (521)
Amounts Recognized in AOCI and not yet reflected in Net Periodic Benefit Cost:				
Net actuarial loss (gain)	$ 2,455	$ 3,324	$ (144)	$ (97)
Prior service (credit) cost and other	(1,362)	(1,477)	2	2
Total	$ 1,093	$ 1,847	$ (142)	$ (95)
Amounts Recognized in AOCI and not yet reflected in Net Periodic Benefit Cost expected to be amortized in next year's Net Periodic Benefit Cost:				
Net actuarial loss (gain)	$ 51		$ (7)	
Prior service credit and other	(114)		–	
Total	$ (63)		$ (7)	

Our pension plans included the following components at May 31, 2008 and 2007 (in millions):

	ABO	PBO	Fair Value of Plan Assets	Funded Status	Other[1]	Net Amount Recognized
2008						
Qualified	$ 10,530	$ 10,834	$ 11,661	$ 827	$ –	$ 827
Nonqualified	333	338	–	(338)	7	(331)
International Plans	349	445	218	(227)	8	(219)
Total	$ 11,212	$ 11,617	$ 11,879	$ 262	$ 15	$ 277
2007						
Qualified	$ 10,926	$ 11,487	$ 11,300	$ (187)	$ –	$ (187)
Nonqualified	314	326	–	(326)	16	(310)
International Plans	319	396	206	(190)	6	(184)
Total	$ 11,559	$ 12,209	$ 11,506	$ (703)	$ 22	$ (681)

(1) Amounts in "Other" represent employer contributions after measurement date.

At May 31, 2008 and 2007, the fair value of plan assets for pension plans with a PBO or an ABO in excess of plan assets were as follows (in millions):

	PBO Exceeds the Fair Value of Plan Assets	
	2008	2007
Pension Benefits		
PBO	**$ 783**	$ 12,085
Fair Value of Plan Assets	**218**	11,381

	ABO Exceeds the Fair Value of Plan Assets	
	2008	2007
Pension Benefits		
PBO	**$ 782**	$ 727
ABO	**682**	637
Fair Value of Plan Assets	**217**	206

The APBO exceeds plan assets for all of our postretirement healthcare plans.

Plan funding is actuarially determined and is subject to certain tax law limitations. International defined benefit pension plans provide benefits primarily based on final earnings or final average earnings and years of service and are funded in accordance with local practice. Where plans are funded, they are funded in compliance with local laws and income tax regulations. Amounts contributed to these plans are not recoverable by us. We made tax-deductible voluntary contributions of $479 million in 2008 and $482 million in 2007 to our qualified U.S. domestic pension plans. We currently expect to make tax-deductible voluntary contributions to our qualified plans in 2009 at levels approximating those in 2008.

At the end of 2007 and prior to our adoption of SFAS 158, we recorded a minimum pension liability on a plan-by-plan basis for many of our pension plans for the amount by which the ABO exceeded the fair value of the plan assets, after adjusting for previously recorded accrued or prepaid pension cost for the plan. We subsequently eliminated the minimum pension liability balance and intangible assets related to our plans that had been recorded prior to adoption. The minimum liability eliminated at May 31, 2007 was $191 million.

Net periodic benefit cost for the three years ended May 31 were as follows (in millions):

	Pension Plans			Postretirement Healthcare Plans		
	2008	2007	2006	**2008**	2007	2006
Service cost	**$ 518**	$ 540	$ 473	**$ 35**	$ 31	$ 42
Interest cost	**720**	707	642	**31**	28	32
Expected return on plan assets	**(985)**	(930)	(811)	–	–	–
Recognized actuarial losses (gains) and other	**70**	150	121	**11**	(4)	(1)
Net periodic benefit cost	**$ 323**	$ 467	$ 425	**$ 77**	$ 55	$ 73

Decreases in pension costs from 2007 to 2008 are primarily the result of the plan changes discussed above and in Note 1. Increases in pension costs from 2006 to 2007 are primarily the result of changes in discount rate.

Amounts recognized in other comprehensive income ("OCI") for 2008 for all plans were as follows (in millions):

	Pension Plans		Postretirement Healthcare Plans	
	Gross Amount	Net of Tax Amount	Gross Amount	Net of Tax Amount
Net gain and other, arising during period	$ (685)	$ (430)	$ (56)	$ (38)
(Loss) gain from settlements	(17)	(10)	6	4
Amortizations:				
Prior service credit	113	70	–	–
Actuarial (losses) gains and other	(166)	(104)	3	2
Total recognized in OCI	$ (755)	$ (474)	$ (47)	$ (32)

Weighted-average actuarial assumptions for our primary U.S. pension plans, which represent substantially all of our PBO, are as follows:

	Pension Plans			Postretirement Healthcare Plans		
	2008	2007	2006	**2008**	2007	2006
Discount rate used to determine benefit obligation [1]	**6.96%**	6.01%	5.91%	**6.81%**	6.08%	6.08%
Discount rate used to determine net periodic benefit cost	**6.01**	5.91	6.29	**6.08**	6.08	6.16
Rate of increase in future compensation levels used to determine benefit obligation	**4.51**	4.47	3.46	–	–	–
Rate of increase in future compensation levels used to determine net periodic benefit cost [2]	**4.47**	3.46	3.15	–	–	–
Expected long-term rate of return on assets	**8.50**	9.10	9.10	–	–	–

(1) The assumed interest rate used to discount the estimated future benefit payments that have been accrued to date (the PBO) to their net present value.
(2) Average future salary increases based on age and years of service.

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending May 31 (in millions):

	Pension Plans	Postretirement Healthcare Plans
2009	$ 362	$ 30
2010	442	31
2011	463	33
2012	537	35
2013	609	36
2014-2018	4,633	222

These estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

Future medical benefit claims costs are estimated to increase at an annual rate of 9% during 2009, decreasing to an annual growth rate of 5% in 2017 and thereafter. Future dental benefit costs are estimated to increase at an annual rate of 6% during 2009, decreasing to an annual growth rate of 5% in 2013 and thereafter. A 1% change in these annual trend rates would not have a significant impact on the APBO at May 31, 2008 or 2008 benefit expense because the level of these benefits is capped.

NOTE 13: BUSINESS SEGMENT INFORMATION

FedEx Express, FedEx Ground and FedEx Freight represent our major service lines and, along with FedEx Services, form the core of our reportable segments. Our reportable segments include the following businesses:

FedEx Express Segment	FedEx Express (express transportation) FedEx Trade Networks (global trade services)
FedEx Ground Segment	FedEx Ground (small-package ground delivery) FedEx SmartPost (small-parcel consolidator)
FedEx Freight Segment	FedEx Freight LTL Group: FedEx Freight (regional LTL freight transportation) FedEx National LTL (long-haul LTL freight transportation) FedEx Custom Critical (time-critical transportation) Caribbean Transportation Services (airfreight forwarding)
FedEx Services Segment	FedEx Services (sales, marketing and information technology functions) FedEx Office (document and business services and package acceptance) FedEx Customer Information Services ("FCIS") (customer service, billings and collections) FedEx Global Supply Chain Services (logistics services)

The FedEx Services segment includes: FedEx Services, which provides sales, marketing and information technology support; FCIS, which is responsible for customer service, billings and collections for FedEx Express and FedEx Ground; FedEx Global Supply Chain Services, which provides a range of logistics services to our customers; and FedEx Office.

During the fourth quarter of 2008, we decided to change the name of FedEx Kinko's to FedEx Office. We believe the FedEx Office name better describes the wide range of services available at our retail centers and takes full advantage of the FedEx brand.

During the first quarter of 2008, FedEx Office was reorganized as a part of the FedEx Services segment. FedEx Office provides retail access to our customers for our package transportation businesses and an array of document and business services. FedEx Services provides access to customers through digital channels such as fedex.com. Under FedEx Services, FedEx Office benefits from the full range of resources and expertise of FedEx Services to continue to enhance the customer experience, provide greater, more convenient access to the portfolio of services at FedEx, and increase revenues through our retail network. As part of this reorganization, we are pursuing synergies in sales, marketing, information technology and administrative areas.

With this reorganization, the FedEx Services segment became a reportable segment. Prior year amounts have been revised to conform to the current year segment presentation. FedEx Office continues to be treated as a reporting unit for purposes of goodwill and impairment testing.

Effective June 1, 2006, we moved FedEx Supply Chain Services, Inc., the results of which were previously reported in the FedEx Ground segment, into a new subsidiary of FedEx Services named FedEx Global Supply Chain Services, Inc. The net operating costs of this entity are allocated to FedEx Express and FedEx Ground. Prior year amounts were not reclassified to conform to the 2007 segment presentation, as financial results were materially comparable.

The costs of the sales, marketing and information technology support provided by FedEx Services and the customer service functions of FCIS, together with the normal, ongoing net operating costs of FedEx Global Supply Chain Services and FedEx Office, are allocated primarily to the FedEx Express and FedEx Ground segments based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the net cost of providing these functions. The $891 million fourth quarter charge predominantly associated with the noncash impairment charges for the Kinko's trade name and goodwill was not allocated to the FedEx Express or FedEx Ground segments, as this cost was unrelated to the core performance of those businesses.

Certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates, which we believe approximate fair value, and are reflected as revenues of the billing segment. These rates are adjusted from time to time based on market conditions. Such intersegment revenues and expenses are eliminated in the consolidated results and are not separately identified in the following segment information, as the amounts are not material.

The operating expenses line item "Intercompany charges" on the accompanying unaudited financial summaries of our transportation segments in Management's Discussion and Analysis of Operations and Financial Condition ("MD&A") includes the allocations from the FedEx Services segment to the respective transportation segments. The "Intercompany charges" caption also includes allocations for administrative services provided between operating companies and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions. Management evaluates transportation segment financial performance based on operating income.

The following table provides a reconciliation of reportable segment revenues, depreciation and amortization, operating income (loss) and segment assets to consolidated financial statement totals for the years ended or as of May 31 (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment[1]	FedEx Services Segment	Other and Eliminations	Consolidated Total
Revenues						
2008	**$24,421**	**$6,751**	**$4,934**	**$2,138**	**$ (291)**	**$37,953**
2007	22,681	6,043	4,586	2,136	(232)	35,214
2006	21,446	5,306	3,645	2,088	(191)	32,294
Depreciation and amortization						
2008	**$ 944**	**$ 305**	**$ 227**	**$ 469**	**$ 1**	**$ 1,946**
2007	856	268	195	420	3	1,742
2006	805	224	120	400	1	1,550
Operating income (loss)[2]						
2008[3]	**$ 1,901**	**$ 736**	**$ 329**	**$ (891)**	**$ –**	**$ 2,075**
2007[4]	1,991	822	463	–	–	3,276
2006[5]	1,813	716	485	–	–	3,014
Segment assets[6]						
2008	**$13,416**	**$2,770**	**$3,276**	**$4,651**	**$ 1,520**	**$25,633**
2007	15,650	3,937	3,150	5,384	(4,121)	24,000
2006	14,673	3,378	2,245	3,807	(1,413)	22,690

(1) Includes the operations of FedEx National LTL from the date of acquisition, September 3, 2006.
(2) The net operating costs of the FedEx Services segment, including FedEx Office, are allocated back to the transportation segments it supports. Prior year amounts have been revised to conform to the current year presentation.
(3) FedEx Services segment operating expenses include a charge of approximately $891 million, predominantly related to noncash impairment charges associated with the decision to minimize the use of the Kinko's trade name and goodwill resulting from the Kinko's acquisition. These charges were not allocated to our transportation segments, as the charges were unrelated to the core performance of these businesses.
(4) FedEx Express operating expenses include a $143 million charge associated with upfront compensation and benefits under the new pilot labor contract.
(5) Includes a $79 million one-time, noncash charge to adjust the accounting for certain facility leases ($75 million at FedEx Express).
(6) Segment assets include intercompany receivables.

The following table provides a reconciliation of reportable segment capital expenditures to consolidated totals for the years ended May 31 (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Services Segment	Other	Consolidated Total
2008	**$1,716**	**$509**	**$266**	**$455**	**$ 1**	**$2,947**
2007	1,672	489	287	432	2	2,882
2006	1,408	487	274	345	4	2,518

The following table presents revenue by service type and geographic information for the years ended or as of May 31 (in millions):

Revenue by Service Type

	2008	2007	2006
FedEx Express segment:			
Package:			
U.S. overnight box	**$ 6,578**	$ 6,485	$ 6,422
U.S. overnight envelope	**2,012**	1,990	1,974
U.S. deferred	**2,995**	2,883	2,853
Total domestic package revenue	**11,585**	11,358	11,249
International Priority (IP)	**7,666**	6,722	6,139
International domestic [1]	**663**	370	199
Total package revenue	**19,914**	18,450	17,587
Freight:			
U.S.	**2,398**	2,412	2,218
International Priority Freight	**1,243**	1,045	840
International airfreight	**406**	394	434
Total freight revenue	**4,047**	3,851	3,492
Other [2]	**460**	380	367
Total FedEx Express segment	**24,421**	22,681	21,446
FedEx Ground segment	**6,751**	6,043	5,306
FedEx Freight segment [3]	**4,934**	4,586	3,645
FedEx Services segment	**2,138**	2,136	2,088
Other and Eliminations	**(291)**	(232)	(191)
	$37,953	$35,214	$32,294

Geographical Information [4]

	2008	2007	2006
Revenues:			
U.S.	**$ 27,306**	$ 26,132	$ 24,172
International	**10,647**	9,082	8,122
	$ 37,953	$ 35,214	$ 32,294
Noncurrent assets:			
U.S.	**$ 14,920**	$ 14,191	$ 13,804
International	**3,469**	3,180	2,422
	$ 18,389	$ 17,371	$ 16,226

(1) International domestic revenues include our international domestic express operations, primarily in the United Kingdom, Canada, India and China. We reclassified the prior period international domestic revenues previously included within other revenues to conform to the current period presentation.
(2) Other revenues includes FedEx Trade Networks.
(3) Includes the operations of FedEx National LTL from the date of acquisition, September 3, 2006.
(4) International revenue includes shipments that either originate in or are destined to locations outside the United States. Noncurrent assets include property and equipment, goodwill and other long-term assets. Flight equipment is allocated between geographic areas based on usage.

NOTE 14: SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest expense and income taxes for the years ended May 31 was as follows (in millions):

	2008	2007	2006
Interest (net of capitalized interest)	**$100**	$ 136	$145
Income taxes	**816**	1,064	880

NOTE 15: GUARANTEES AND INDEMNIFICATIONS

In conjunction with certain transactions, primarily the lease, sale or purchase of operating assets or services in the ordinary course of business, we may provide routine guarantees or indemnifications (e.g., environmental, fuel, tax and software infringement), the terms of which range in duration, and often they are not limited and have no specified maximum obligation. As a result, the overall maximum potential amount of the obligation under such guarantees and indemnifications cannot be reasonably estimated. Historically, we have not been required to make significant payments under our guarantee or indemnification obligations and no amounts have been recognized in our financial statements for the underlying fair value of these obligations.

Special facility revenue bonds have been issued by certain municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These facilities were leased to us and are accounted for as either capital leases or operating leases. FedEx Express has unconditionally guaranteed $755 million in principal of these bonds (with total future principal and interest payments of approximately $1.1 billion as of May 31, 2008) through these leases. Of the $755 million bond principal guaranteed, $204 million was included in capital lease obligations in our balance sheet at May 31, 2008. The remaining $551 million has been accounted for as operating leases.

NOTE 16: COMMITMENTS

Annual purchase commitments under various contracts as of May 31, 2008 were as follows (in millions):

	Aircraft	Aircraft-Related [1]	Other [2]	Total
2009	$965	$178	$561	$1,704
2010	919	132	127	1,178
2011	665	9	61	735
2012	31	–	56	87
2013	–	–	33	33
Thereafter	–	–	134	134

(1) Primarily aircraft modifications.
(2) Primarily vehicles, facilities, computers and advertising and promotions contracts.

The amounts reflected in the table above for purchase commitments represent noncancelable agreements to purchase goods or services. Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport unless we have entered into noncancelable commitments to modify such aircraft. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above.

Included in our aircraft commitments are aircraft under our Boeing 757-200 ("B757") and Boeing 777 Freighter ("B777F") programs. In 2007, we announced a multi-year program to acquire and modify approximately 90 B757 aircraft to replace our narrowbody fleet of Boeing 727-200 aircraft. As of May 31, 2008, we had entered into agreements to purchase 29 B757 aircraft, in addition to the 12 we already owned, under this program. In addition, during 2007, we entered into an agreement to acquire 15 new B777F aircraft and an option to purchase an additional 15 B777F aircraft. In connection with the decision to purchase the B777F aircraft, we canceled an order with Airbus for 10 A380-800F aircraft. In a settlement agreement with Airbus, we were provided, among other things, credit memoranda applicable to the purchase of goods and services in the future. The net impact of this settlement was immaterial to our 2007 results and was recorded as an operating gain during the fourth quarter of 2007.

Deposits and progress payments of $254 million have been made toward aircraft purchases, options to purchase additional aircraft and other planned aircraft-related transactions. Our primary aircraft purchase commitments include the B757 in passenger configuration, which will require additional costs to modify for cargo transport, and the new B777F aircraft. In addition, we have committed to modify our DC10 aircraft for two-man cockpit configurations. Future payments related to these activities are included in the table above. Aircraft and aircraft-related contracts are subject to price escalations. The following table is a summary of the number and type of aircraft we are committed to purchase as of May 31, 2008, with the year of expected delivery:

	A300	B757	B777F	MD11	Total
2009	4	16	–	2	22
2010	–	6	6	–	12
2011	–	5	9	–	14
2012	–	2	–	–	2
2013	–	–	–	–	–
Thereafter	–	–	–	–	–
Total	4	29	15	2	50

NOTE 17: CONTINGENCIES

Wage-and-Hour. We are a defendant in a number of lawsuits containing various class-action allegations of wage-and-hour violations. The plaintiffs in these lawsuits allege, among other things, that they were forced to work "off the clock," were not paid overtime or were not provided work breaks or other benefits. The complaints generally seek unspecified monetary damages, injunctive relief, or both.

In February 2008, one of these wage-and-hour cases, *Wiegele v. FedEx Ground,* was certified as a class action by a California federal court, and in April 2008, the U.S. Court of Appeals for the Ninth Circuit denied our petition to review the class certification ruling. The class certification ruling, however, does not address whether we will ultimately be held liable. The plaintiffs in *Wiegele* represent a class of FedEx Ground sort managers and dock service managers in California from May 10, 2002 to present. The plaintiffs allege that FedEx Ground has misclassified the managers as exempt from the overtime requirements of California wage-and-hour laws and is correspondingly liable for failing to pay them overtime compensation and for failing to provide them with rest and meal breaks.

We have agreed to settle two wage-and-hour lawsuits against FedEx Ground for an immaterial amount and executed a settlement agreement, which awaits court approval. We have denied any liability and intend to vigorously defend ourselves in the other wage-and-hour lawsuits, including *Wiegele.* We do not believe that any loss is probable in these other lawsuits, and given the nature and status of the claims, we cannot yet determine the amount or a reasonable range of potential loss, if any.

Independent Contractor — Estrada and Mason. Estrada v. FedEx Ground is a class action involving single-route contractors in California. In August 2007, the California appellate court affirmed the trial court's ruling in *Estrada* that a limited number of California single-route contractors (most of whom have not contracted with FedEx Ground since 2001) should be reimbursed as employees for some of their operating expenses. The Supreme Court of California has affirmed the appellate court's liability and class certification decisions. The case has been remanded to the trial court for reconsideration of the amount of such reimbursable expenses and attorneys' fees. Forty of the class members from the *Estrada* litigation have filed another lawsuit (entitled *Mason*) seeking reimbursement of expenses for the post-*Estrada* period (January 1, 2005 to present). The forty plaintiffs continued to provide pickup-and-delivery services to FedEx Ground after the damages period terminated in *Estrada* (December 31, 2004). We do not expect to incur a material loss in the *Estrada* and *Mason* matters.

Independent Contractor — Other Lawsuits and State Administrative Proceedings. FedEx Ground is involved in approximately 45 other class-action lawsuits (including 21 that have been certified as class actions), several individual lawsuits and approximately 30 state tax and other administrative proceedings that claim that the company's owner-operators should be treated as employees, rather than independent contractors.

Most of the class-action lawsuits have been consolidated for administration of the pre-trial proceedings by a single federal court, the U.S. District Court for the Northern District of Indiana. With the exception of recently filed cases that have been or will be transferred to the multidistrict litigation, discovery and class certification briefing are now complete. In October 2007, we received a decision from the court granting class certification in a Kansas action alleging state law claims on behalf of a statewide class and federal law claims under the Employee Retirement Income Security Act of 1974 on behalf of a nationwide class. In January 2008, the U.S. Court of Appeals for the Seventh Circuit declined our request for appellate review of the class certification decision. In March 2008, the court granted class certification in 19 additional cases and denied it in nine cases. The court has not yet ruled on class certification in the other cases that are pending in the multidistrict litigation. Motions for summary judgment on the classification issue (*i.e.,* independent contractor vs. employee) are pending in all 20 of the cases that have been certified as class actions.

In January 2008, one of the contractor-model lawsuits that is not part of the multidistrict litigation, *Anfinson v. FedEx Ground,* was certified as a class action by a Washington state court. The plaintiffs in *Anfinson* represent a class of FedEx Ground single-route, pickup-and-delivery owner-operators in Washington from December 21, 2001 through December 31, 2005 and allege that the class members should be reimbursed as employees for their uniform expenses and should receive overtime pay. The *Anfinson* case is scheduled for trial in October 2008. The other contractor-model lawsuits that are not part of the multidistrict litigation are not as far along procedurally as *Anfinson.*

FedEx Ground is also involved in several lawsuits, including three purported class actions, brought by drivers of the company's independent contractors who claim that they were jointly employed by the contractor and FedEx Ground.

Adverse determinations in these matters could, among other things, entitle certain of our contractors and their drivers to the reimbursement of certain expenses and to the benefit of wage-and-hour laws and result in employment and withholding tax and benefit liability for FedEx Ground, and could result in changes to the independent contractor status of FedEx Ground's owner-operators. We believe that FedEx Ground's owner-operators are properly classified as independent contractors and that FedEx Ground is not an employer of the drivers of the company's independent contractors. Given the nature and status of these lawsuits, we cannot yet determine the amount or a reasonable range of potential loss, if any, but it is reasonably possible that such potential loss or such changes to the independent contractor status of FedEx Ground's owner-operators could be material. However, we do not believe that a material loss is probable in any of these matters.

Independent Contractor — IRS Audit. On December 20, 2007, the Internal Revenue Service ("IRS") informed us that its audit team had concluded an audit for the 2002 calendar year regarding the classification of owner-operators at FedEx Ground. The IRS has tentatively concluded, subject to ongoing discussions with us, that FedEx Ground's pickup-and-delivery owner-operators should be reclassified as employees for federal employment tax purposes. The IRS has indicated that it anticipates assessing tax and penalties of $319 million plus interest for 2002. Substantially all of the IRS's tentative assessment relates to employment and withholding taxes for the 2002 calendar year and, if paid by the company, would be fully deductible. Similar issues are under audit by the IRS for calendar years 2004 through 2006. We are in discussions with the IRS audit team and expect that a final resolution of this matter will not occur for some time. We believe that we have strong defenses to the IRS's tentative assessment and will vigorously defend our position, as we continue to believe that FedEx Ground's owner-operators are independent contractors. Given the preliminary status of this matter, we cannot yet determine the amount or a reasonable range of potential loss. However, we do not believe that loss is probable.

Independent Contractor — Shareholder Derivative Lawsuits. The Plumbers and Pipefitters Local 51 Pension Fund and the Western Pennsylvania Bricklayers Pension Fund have each filed shareholder derivative lawsuits in Tennessee federal court naming FedEx Corporation as a nominal defendant and the members of the Board of Directors of FedEx Corporation as defendants (the Plumbers and Pipefitters suit was filed in May 2008 and the Bricklayers suit was filed in June 2008). The derivative lawsuits, which are purportedly brought to assert the rights of FedEx Corporation, assert claims against the Board members for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment in connection with the management of FedEx Ground — in particular, the classification of FedEx Ground's owner-operators as independent contractors. Given the preliminary status of these matters, we cannot yet determine the amount or a reasonable range of potential loss. However, we do not believe that any loss is probable.

Antitrust — FedEx Freight Fuel Surcharge. In July 2007, a purported antitrust class-action lawsuit was filed in California federal court, naming FedEx Corporation (particularly FedEx Freight Corporation and its LTL freight subsidiaries) and several other major LTL freight carriers as defendants. The lawsuit alleges that the defendants conspired to fix fuel surcharge rates in violation of federal antitrust laws and seeks injunctive relief, treble damages and attorneys' fees. Since the filing of the original case, numerous similar cases have been filed against us and other LTL freight carriers, each with allegations of conspiracy to fix fuel surcharge rates along with other related allegations. The U.S. Judicial Panel on Multidistrict Litigation has consolidated these cases for administration of the pre-trial proceedings by a single federal court, the U.S. District Court for the Northern District of Georgia. We do not believe that any loss is probable, and given the nature and status of the claims, we cannot yet determine the amount or a reasonable range of potential loss, if any, in these matters.

Other. FedEx and its subsidiaries are subject to other legal proceedings that arise in the ordinary course of their business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not have a material adverse effect on our financial position, results of operations or cash flows.

Additional information about our contingencies can be found in the Critical Accounting Estimates section of Management's Discussion and Analysis.

NOTE 18: RELATED PARTY TRANSACTIONS

Our Chairman, President and Chief Executive Officer, Frederick W. Smith, currently holds an approximate 10% ownership interest in the National Football League Washington Redskins professional football team ("Redskins") and is a member of its board of directors. FedEx has a multi-year naming rights agreement with the Redskins granting us certain marketing rights, including the right to name the Redskins' stadium "FedExField."

NOTE 19: SUMMARY OF QUARTERLY OPERATING RESULTS (UNAUDITED)

(in millions, except per share amounts)	First Quarter	Second Quarter[1]	Third Quarter	Fourth Quarter[2]
2008				
Revenues	**$9,199**	**$9,451**	**$9,437**	**$9,866**
Operating income (loss)	**814**	**783**	**641**	**(163)**
Net income (loss)	**494**	**479**	**393**	**(241)**
Basic earnings (loss) per common share	**1.60**	**1.55**	**1.27**	**(0.78)**
Diluted earnings (loss) per common share	**1.58**	**1.54**	**1.26**	**(0.78)**
2007				
Revenues	$ 8,545	$ 8,926	$ 8,592	$ 9,151
Operating income	784	839	641	1,012
Net income	475	511	420	610
Basic earnings per common share	1.55	1.67	1.37	1.98
Diluted earnings per common share	1.53	1.64	1.35	1.96

(1) Results for the second quarter of 2007 include a $143 million charge at FedEx Express associated with upfront compensation and benefits under the new pilot labor contract. The impact of this new contract on second quarter net income was approximately $78 million net of tax, or $0.25 per diluted share. Additionally, FedEx National LTL's financial results have been included from September 3, 2006 (the date of acquisition).

(2) Results for the fourth quarter of 2008 include a charge of approximately $891 million ($696 million, net of tax, or $2.22 per diluted share), predominantly related to noncash impairment charges associated with the decision to minimize the use of the Kinko's trade name and goodwill resulting from the Kinko's acquisition. The earnings per share impact of the impairment charge differs for the fourth quarter and full year due to differences in the weighted-average number of shares outstanding.

NOTE 20: CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

We are required to present condensed consolidating financial information in order for the subsidiary guarantors (other than FedEx Express) of our public debt to continue to be exempt from reporting under the Securities Exchange Act of 1934.

The guarantor subsidiaries, which are wholly owned by FedEx, guarantee approximately $1.2 billion of our debt. The guarantees are full and unconditional and joint and several. Our guarantor subsidiaries were not determined using geographic, service line or other similar criteria, and as a result, the "Guarantor" and "Non-Guarantor" columns each include portions of our domestic and international operations. Accordingly, this basis of presentation is not intended to present our financial condition, results of operations or cash flows for any purpose other than to comply with the specific requirements for subsidiary guarantor reporting.

Condensed consolidating financial statements for our guarantor subsidiaries and non-guarantor subsidiaries are presented in the following tables (in millions):

CONDENSED CONSOLIDATING BALANCE SHEETS

	May 31, 2008				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ 1,101	$ 166	$ 272	$ –	$ 1,539
Receivables, less allowances	4	3,310	1,083	(38)	4,359
Spare parts, supplies and fuel, prepaid expenses and other, less allowances	10	710	82	–	802
Deferred income taxes	–	512	32	–	544
Total current assets	1,115	4,698	1,469	(38)	7,244
Property and Equipment, at Cost	24	26,658	2,623	–	29,305
Less accumulated depreciation and amortization	16	14,578	1,233	–	15,827
Net property and equipment	8	12,080	1,390	–	13,478
Intercompany Receivable	1,902	–	333	(2,235)	–
Goodwill	–	2,299	866	–	3,165
Investment in Subsidiaries	11,683	2,678	–	(14,361)	–
Pension Assets	813	1	13	–	827
Other Assets	381	744	153	(359)	919
	$15,902	$ 22,500	$ 4,224	$ (16,993)	$25,633
LIABILITIES AND STOCKHOLDERS' INVESTMENT					
Current Liabilities					
Current portion of long-term debt	$ 500	$ –	$ 2	$ –	$ 502
Accrued salaries and employee benefits	41	881	196	–	1,118
Accounts payable	11	1,774	448	(38)	2,195
Accrued expenses	23	1,301	229	–	1,553
Total current liabilities	575	3,956	875	(38)	5,368
Long-Term Debt, Less Current Portion	749	756	1	–	1,506
Intercompany Payable	–	2,235	–	(2,235)	–
Other Liabilities					
Deferred income taxes	–	1,518	105	(359)	1,264
Other liabilities	288	2,549	132	–	2,969
Total other long-term liabilities	288	4,067	237	(359)	4,233
Stockholders' Investment	14,290	11,486	3,111	(14,361)	14,526
	$15,902	$ 22,500	$ 4,224	$ (16,993)	$25,633

CONDENSED CONSOLIDATING BALANCE SHEETS

	May 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ 1,212	$ 124	$ 233	$ –	$ 1,569
Receivables, less allowances	–	3,029	948	(35)	3,942
Spare parts, supplies and fuel, prepaid expenses and other, less allowances	7	500	75	–	582
Deferred income taxes	–	505	31	–	536
Total current assets	1,219	4,158	1,287	(35)	6,629
Property and Equipment, at Cost	22	24,681	2,387	–	27,090
Less accumulated depreciation and amortization	14	13,422	1,018	–	14,454
Net property and equipment	8	11,259	1,369	–	12,636
Intercompany Receivable	–	924	539	(1,463)	–
Goodwill	–	2,667	830	–	3,497
Investment in Subsidiaries	14,588	3,340	–	(17,928)	–
Other Assets	670	457	755	(644)	1,238
	$16,485	$ 22,805	$ 4,780	$ (20,070)	$ 24,000
LIABILITIES AND STOCKHOLDERS' INVESTMENT					
Current Liabilities					
Current portion of long-term debt	$ 551	$ 85	$ 3	$ –	$ 639
Accrued salaries and employee benefits	60	1,079	215	–	1,354
Accounts payable	37	1,563	448	(32)	2,016
Accrued expenses	36	1,197	189	(3)	1,419
Total current liabilities	684	3,924	855	(35)	5,428
Long-Term Debt, Less Current Portion	1,248	757	2	–	2,007
Intercompany Payable	1,463	–	–	(1,463)	–
Other Liabilities					
Deferred income taxes	–	1,262	279	(644)	897
Other liabilities	451	2,445	116	–	3,012
Total other long-term liabilities	451	3,707	395	(644)	3,909
Stockholders' Investment	12,639	14,417	3,528	(17,928)	12,656
	$16,485	$ 22,805	$ 4,780	$ (20,070)	$ 24,000

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

	Year Ended May 31, 2008				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES	$ –	$ 31,464	$ 6,860	$ (371)	$ 37,953
OPERATING EXPENSES:					
Salaries and employee benefits	98	11,660	2,444	–	14,202
Purchased transportation	–	3,216	1,322	(91)	4,447
Rentals and landing fees	4	2,127	313	(3)	2,441
Depreciation and amortization	2	1,651	293	–	1,946
Fuel	–	4,272	324	–	4,596
Maintenance and repairs	1	1,907	160	–	2,068
Impairment charges	–	882	–	–	882
Intercompany charges, net	(204)	(94)	298	–	–
Other	99	4,400	1,074	(277)	5,296
	–	30,021	6,228	(371)	35,878
OPERATING INCOME	–	1,443	632	–	2,075
OTHER INCOME (EXPENSE):					
Equity in earnings of subsidiaries	1,125	310	–	(1,435)	–
Interest, net	(44)	4	(14)	–	(54)
Intercompany charges, net	51	(66)	15	–	–
Other, net	(7)	3	(1)	–	(5)
INCOME BEFORE INCOME TAXES	1,125	1,694	632	(1,435)	2,016
Provision for income taxes	–	687	204	–	891
NET INCOME	$1,125	$ 1,007	$ 428	$ (1,435)	$ 1,125

	Year Ended May 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES	$ –	$ 29,894	$ 5,671	$ (351)	$ 35,214
OPERATING EXPENSES:					
Salaries and employee benefits	103	11,632	2,005	–	13,740
Purchased transportation	–	2,964	944	(35)	3,873
Rentals and landing fees	3	2,082	261	(3)	2,343
Depreciation and amortization	2	1,513	227	–	1,742
Fuel	–	3,317	216	–	3,533
Maintenance and repairs	1	1,830	121	–	1,952
Intercompany charges, net	(193)	(170)	363	–	–
Other	84	4,133	851	(313)	4,755
	–	27,301	4,988	(351)	31,938
OPERATING INCOME	–	2,593	683	–	3,276
OTHER INCOME (EXPENSE):					
Equity in earnings of subsidiaries	2,016	390	–	(2,406)	–
Interest, net	(22)	(29)	(2)	–	(53)
Intercompany charges, net	29	(34)	5	–	–
Other, net	(7)	–	(1)	–	(8)
INCOME BEFORE INCOME TAXES	2,016	2,920	685	(2,406)	3,215
Provision for income taxes	–	971	228	–	1,199
NET INCOME	$ 2,016	$ 1,949	$ 457	$ (2,406)	$ 2,016

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

	Year Ended May 31, 2006				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES	$ –	$28,310	$ 4,325	$ (341)	$ 32,294
OPERATING EXPENSES:					
Salaries and employee benefits	81	11,046	1,444	–	12,571
Purchased transportation	–	2,642	627	(18)	3,251
Rentals and landing fees	4	2,163	226	(3)	2,390
Depreciation and amortization	2	1,401	147	–	1,550
Fuel	–	3,128	128	–	3,256
Maintenance and repairs	1	1,709	67	–	1,777
Intercompany charges, net	(164)	(229)	393	–	–
Other	76	4,008	721	(320)	4,485
	–	25,868	3,753	(341)	29,280
OPERATING INCOME	–	2,442	572	–	3,014
OTHER INCOME (EXPENSE):					
Equity in earnings of subsidiaries	1,806	327	–	(2,133)	–
Interest, net	(47)	(57)	–	–	(104)
Intercompany charges, net	55	(78)	23	–	–
Other, net	(8)	(4)	1	–	(11)
INCOME BEFORE INCOME TAXES	1,806	2,630	596	(2,133)	2,899
Provision for income taxes	–	876	217	–	1,093
NET INCOME	$ 1,806	$ 1,754	$ 379	$ (2,133)	$ 1,806

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended May 31, 2008				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	**$ (44)**	**$ 3,072**	**$ 456**	**$ –**	**$ 3,484**
INVESTING ACTIVITIES					
Capital expenditures	**(1)**	**(2,683)**	**(263)**	**–**	**(2,947)**
Business acquisitions, net of cash acquired	–	–	**(4)**	**–**	**(4)**
Collection on (payment of) loan to Parent	**(5,971)**	**5,971**	**–**	**–**	**–**
Proceeds from asset dispositions and other	**–**	**34**	**20**	**–**	**54**
CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	**(5,972)**	**3,322**	**(247)**	**–**	**(2,897)**
FINANCING ACTIVITIES					
Net transfers (to) from Parent	**463**	**(296)**	**(167)**	–	–
Dividend paid (to) from Parent	**5,971**	**(5,971)**	–	–	–
Principal payments on debt	**(551)**	**(85)**	**(3)**	–	**(639)**
Proceeds from stock issuances	**108**	–	–	–	**108**
Excess tax benefits on the exercise of stock options	**38**	–	–	–	**38**
Dividends paid	**(124)**	–	–	–	**(124)**
Other, net	–	–	–	–	–
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	**5,905**	**(6,352)**	**(170)**	–	**(617)**
CASH AND CASH EQUIVALENTS					
Net (decrease) increase in cash and cash equivalents	**(111)**	**42**	**39**	–	**(30)**
Cash and cash equivalents at beginning of period	**1,212**	**124**	**233**	–	**1,569**
Cash and cash equivalents at end of period	**$ 1,101**	**$ 166**	**$ 272**	**$ –**	**$ 1,539**

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended May 31, 2007				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ (57)	$ 2,741	$ 879	$ –	$ 3,563
INVESTING ACTIVITIES					
Capital expenditures	(1)	(2,631)	(250)	–	(2,882)
Business acquisitions, net of cash acquired	(175)	(36)	(1,099)	–	(1,310)
Proceeds from asset dispositions	–	47	21	–	68
CASH USED IN INVESTING ACTIVITIES	(176)	(2,620)	(1,328)	–	(4,124)
FINANCING ACTIVITIES					
Net transfers (to) from Parent	(578)	40	538	–	–
Principal payments on debt	(700)	(206)	–	–	(906)
Proceeds from debt issuance	999	55	–	–	1,054
Proceeds from stock issuances	115	–	–	–	115
Excess tax benefits on the exercise of stock options	45	–	–	–	45
Dividends paid	(110)	–	–	–	(110)
Other, net	(5)	–	–	–	(5)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(234)	(111)	538	–	193
CASH AND CASH EQUIVALENTS					
Net (decrease) increase in cash and cash equivalents	(467)	10	89	–	(368)
Cash and cash equivalents at beginning of period	1,679	114	144	–	1,937
Cash and cash equivalents at end of period	$1,212	$ 124	$ 233	$ –	$ 1,569

	Year Ended May 31, 2006				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ (69)	$ 3,418	$ 327	$ –	$ 3,676
INVESTING ACTIVITIES					
Capital expenditures	(4)	(2,321)	(193)	–	(2,518)
Proceeds from asset dispositions	–	58	6	–	64
CASH USED IN INVESTING ACTIVITIES	(4)	(2,263)	(187)	–	(2,454)
FINANCING ACTIVITIES					
Net transfers (to) from Parent	1,215	(1,073)	(142)	–	–
Principal payments on debt	(250)	(119)	–	–	(369)
Proceeds from stock issuances	144	–	–	–	144
Dividends paid	(97)	–	–	–	(97)
Other, net	(2)	–	–	–	(2)
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	1,010	(1,192)	(142)	–	(324)
CASH AND CASH EQUIVALENTS					
Net increase (decrease) in cash and cash equivalents	937	(37)	(2)	–	898
Cash and cash equivalents at beginning of period	742	151	146	–	1,039
Cash and cash equivalents at end of period	$1,679	$ 114	$ 144	$ –	$ 1,937

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FedEx Corporation

We have audited the accompanying consolidated balance sheets of FedEx Corporation as of May 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FedEx Corporation at May 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective June 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment," and effective May 31, 2007 the Company adopted SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans—An Amendment of FASB Statements No. 87, 88, 106 and 132(R)."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), FedEx Corporation's internal control over financial reporting as of May 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 10, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Memphis, Tennessee
July 10, 2008

SELECTED FINANCIAL DATA

The following table sets forth (in millions, except per share amounts and other operating data) certain selected consolidated financial and operating data for FedEx as of and for the five years ended May 31, 2008. This information should be read in conjunction with the Consolidated Financial Statements, Management's Discussion and Analysis of Results of Operations and Financial Condition and other financial data appearing elsewhere in this Report.

	2008 (1)	2007 (2)	2006 (3)	2005 (4)	2004 (5)
Operating Results					
Revenues	**$ 37,953**	$ 35,214	$ 32,294	$ 29,363	$ 24,710
Operating income	**2,075**	3,276	3,014	2,471	1,440
Income before income taxes	**2,016**	3,215	2,899	2,313	1,319
Net income	**1,125**	2,016	1,806	1,449	838
Per Share Data					
Earnings per share:					
Basic	**$ 3.64**	$ 6.57	$ 5.94	$ 4.81	$ 2.80
Diluted	**$ 3.60**	$ 6.48	$ 5.83	$ 4.72	$ 2.76
Average shares of common stock outstanding	**309**	307	304	301	299
Average common and common equivalent shares outstanding	**312**	311	310	307	304
Cash dividends declared	**$ 0.30**	$ 0.37	$ 0.33	$ 0.29	$ 0.29
Financial Position					
Property and equipment, net	**$ 13,478**	$ 12,636	$ 10,770	$ 9,643	$ 9,037
Total assets	**25,633**	24,000	22,690	20,404	19,134
Long-term debt, less current portion	**1,506**	2,007	1,592	2,427	2,837
Common stockholders' investment	**14,526**	12,656	11,511	9,588	8,036
Other Operating Data					
FedEx Express aircraft fleet	**677**	669	671	670	645
Average full-time equivalent employees and contractors	**254,142**	241,903	221,677	215,838	195,838

(1) Results for 2008 include a charge of approximately $891 million ($696 million, net of tax, or $2.23 per diluted share) recorded during the fourth quarter, predominantly related to noncash impairment charges associated with the decision to minimize the use of the Kinko's trade name and goodwill resulting from the Kinko's acquisition. See Note 4 to the accompanying consolidated financial statements. Additionally, results for 2008 and 2007 include several 2007 acquisitions as described in Note 3 to the accompanying financial statements.

(2) Results for 2007 include a $143 million charge at FedEx Express associated with upfront compensation and benefits under the new labor contract with our pilots. See Note 1 to the accompanying consolidated financial statements.

(3) Results for 2006 include a $79 million ($49 million, net of tax, or $0.16 per diluted share) charge to adjust the accounting for certain facility leases, predominantly at FedEx Express. See Note 7 to the accompanying consolidated financial statements.

(4) Results for 2005 include a $48 million ($31 million, net of tax, or $0.10 per diluted share) Airline Stabilization Act charge at FedEx Express and a $12 million or $0.04 per diluted share benefit from an income tax adjustment.

(5) Results for 2004 include $435 million ($270 million, net of tax, or $0.89 per diluted share) of business realignment costs and a $37 million, or $0.12 per diluted share, benefit related to a favorable ruling on an aircraft engine maintenance tax case and the reduction of our effective tax rate. Additionally, FedEx Office financial results have been included from February 12, 2004 (the date of acquisition).

BOARD OF DIRECTORS

James L. Barksdale [3][4]
Chairman and President
Barksdale Management Corporation
Investment management company

August A. Busch IV [2]
President and Chief Executive Officer
Anheuser-Busch Companies, Inc.
Brewing organization

John A. Edwardson [1*]
Chairman and Chief Executive Officer
CDW Corporation
Technology products and services company

Judith L. Estrin [3*]
Chief Executive Officer
JLABS, LLC
Technology company

Philip Greer [2*]
Managing Director
Greer Family Consulting & Investments, LLC
Investment management firm

J.R. Hyde III [3]
Chairman
GTx, Inc.
Biopharmaceutical company

Shirley A. Jackson [3][4]
President
Rensselaer Polytechnic Institute
Technological research university

Steven R. Loranger [2]
Chairman, President and
Chief Executive Officer
ITT Corporation
Engineering and manufacturing company

Gary W. Loveman [1][3]
Chairman, President and
Chief Executive Officer
Harrah's Entertainment, Inc.
Casino entertainment company

Charles T. Manatt [4]
Partner and Co-Founder
Manatt, Phelps & Phillips, LLP
Law firm

Frederick W. Smith
Chairman, President and
Chief Executive Officer
FedEx Corporation

Joshua I. Smith [1]
Chairman and Managing Partner
Coaching Group, LLC
Management consulting firm

Paul S. Walsh [2]
Chief Executive Officer
Diageo plc
Beverage company

Peter S. Willmott [1][4*]
Chairman and Chief Executive Officer
Willmott Services, Inc.
Retail and consulting firm

(1) *Audit Committee*
(2) *Compensation Committee*
(3) *Information Technology Oversight Committee*
(4) *Nominating & Governance Committee*
* *Committee Chair*

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

FedEx Corporation

Frederick W. Smith
Chairman, President and Chief Executive Officer

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

Robert B. Carter
Executive Vice President,
FedEx Information Services and Chief Information Officer

Christine P. Richards
Executive Vice President, General Counsel and Secretary

T. Michael Glenn
Executive Vice President,
Market Development and Corporate Communications

John L. Merino
Corporate Vice President and Principal Accounting Officer

FedEx Express Segment

David J. Bronczek
President and Chief Executive Officer
FedEx Express

Michael L. Ducker
Executive Vice President and President, International
FedEx Express

William J. Logue
Executive Vice President and Chief Operating Officer, United States
FedEx Express

G. Edmond Clark
President and Chief Executive Officer
FedEx Trade Networks

FedEx Ground Segment

David F. Rebholz
President and Chief Executive Officer
FedEx Ground

Rodger G. Marticke
Executive Vice President and Chief Operating Officer
FedEx Ground

Ward B. Strang
President and Chief Executive Officer
FedEx SmartPost

FedEx Freight Segment

Douglas G. Duncan
President and Chief Executive Officer
FedEx Freight

Donald C. Brown
Executive Vice President, Finance and Administration
and Chief Financial Officer
FedEx Freight

Patrick L. Reed
Executive Vice President and Chief Operating Officer
FedEx Freight

Virginia C. Albanese
President and Chief Executive Officer
FedEx Custom Critical

Richard A. Faieta
President and Chief Executive Officer
Caribbean Transportation Services

FedEx Services Segment

Sherry A. Aaholm
Executive Vice President, Information Technology
FedEx Services

Donald F. Colleran
Executive Vice President, Global Sales
FedEx Services

Brian D. Philips
President and Chief Executive Officer
FedEx Office

Cary C. Pappas
President and Chief Operating Officer
FedEx Customer Information Services

Thomas Schmitt
President and Chief Executive Officer
FedEx Global Supply Chain Services

CORPORATE INFORMATION

FedEx Corporation: 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7500, fedex.com

Annual Meeting of Shareowners: Monday, September 29, 2008, 10:00 a.m. local time, The Peabody Hotel, Grand Ballroom, 149 Union Avenue, Memphis, Tennessee 38103.

Stock Listing: FedEx Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol FDX.

Shareowners: As of July 14, 2008, there were 18,589 shareowners of record.

Market Information: Following are high and low sale prices and cash dividends paid, by quarter, for FedEx Corporation's common stock in 2008 and 2007:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY 2008				
High	**$119.10**	**$111.29**	**$101.53**	**$99.46**
Low	**99.30**	**91.10**	**80.00**	**82.50**
Dividend	**0.10**	**0.10**	**0.10**	**0.10**
FY 2007				
High	$118.74	$119.21	$121.42	$116.76
Low	97.79	99.34	106.63	104.01
Dividend	0.09	0.09	0.09	0.09

Financial Information: Copies of FedEx Corporation's Annual Report on Form 10-K, other documents filed with the Securities and Exchange Commission (SEC) and other financial and statistical information are available through our Web site at fedex.com. Company documents filed electronically with the SEC can also be found at the SEC's Web site at www.sec.gov. You will be mailed a copy of the Form 10-K upon request to: FedEx Corporation Investor Relations, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail: ir@fedex.com.

SEC and NYSE Certifications: The most recent certifications by our principal executive and financial officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by section 303A.12(a) of the NYSE Listed Company Manual.

Independent Registered Public Accounting Firm:
Ernst & Young LLP, Memphis, Tennessee

Customer Service: Call 1-800-Go-FedEx or visit fedex.com.

Media Inquiries: Jesse W. Bunn, Staff Director, Marketplace Communications, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7463, e-mail: mediarelations@fedex.com

Shareowner Account Services: Computershare Investor Services, P.O. Box 43069, Providence, Rhode Island 02940-3069, (800) 446-2617, www.computershare.com

Direct Stock Purchase and Dividend Reinvestment:
For information on the direct stock purchase and dividend reinvestment plan for FedEx Corporation common stock, call Computershare at (800) 446-2617 or visit their direct stock purchase plan Web site at www.computershare.com. This plan provides an alternative to traditional retail brokerage methods of purchasing, holding and selling FedEx common stock. This plan also permits shareowners to automatically reinvest their dividends to purchase additional shares of FedEx common stock.

Investor Relations: Mickey Foster, Vice President, Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail: ir@fedex.com

Equal Employment Opportunity: Our greatest asset is our people. We are committed to providing a workplace where our employees and contractors feel respected, satisfied and appreciated. Our policies are designed to promote fairness and respect for everyone. We hire, evaluate and promote employees, and engage contractors, based on their skills and performance. With this in mind, we will not tolerate certain behaviors. These include harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, gender, sexual orientation, age, disability, veteran status or, where applicable, marital status.

Service Marks: The following are registered service marks of Federal Express Corporation, registered with the U.S. Patent & Trademark Office and in other countries: FedEx®, FedEx Express®, FedEx Ground®, FedEx Freight®, FedEx Custom Critical®, FedEx International Priority®, FedEx International Priority® Freight, FedEx Supply Chain Services®, FedEx SmartPost®, FedEx Home Delivery®, FedEx Trade Networks®, FedEx National LTL®, and FedEx Services®. Caribbean Transportation Services℠, FedEx Office℠, Expressfreighter℠, and FedEx Global Supply Chain Services℠ are service marks of Federal Express Corporation. FedEx Kinko's Office and Print Centers® is a registered service mark of Federal Express Corporation and Kinko's Ventures, Inc.


Mixed Sources
Product group from well-managed forests and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00533
© 1996 Forest Stewardship Council
FSC

This entire annual report is printed on paper certified by the Forest Stewardship Council, which promotes environmentally appropriate, socially beneficial and economically viable management of the world's forests. The paper contains a mix of pulp derived from FSC-certified well-managed forests and FSC-certified recycled paper fibers.


FedEx®
Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held September 29, 2008

To Our Stockholders:

We cordially invite you to attend the 2008 annual meeting of FedEx's stockholders. The meeting will take place in The Grand Ballroom at The Peabody Hotel, 149 Union Avenue, Memphis, Tennessee 38103, on Monday, September 29, 2008, at 10:00 a.m. local time. We look forward to your attendance either in person or by proxy.

The purpose of the meeting is to:

1. Elect twelve directors;
2. Approve the adoption of an amendment to FedEx's Incentive Stock Plan to increase the number of option shares and restricted shares issuable under the plan;
3. Ratify the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm for fiscal year 2009;
4. Act upon two stockholder proposals, if properly presented at the meeting; and
5. Transact any other business that may properly come before the meeting.

Only stockholders of record at the close of business on August 4, 2008 may vote at the meeting or any postponements or adjournments of the meeting.

By order of the Board of Directors,

Christine P. Richards

CHRISTINE P. RICHARDS
Secretary

August 18, 2008

<u>HOW TO VOTE</u>: Please complete, date, sign and return the accompanying proxy card or voting instruction card, or vote electronically via the Internet or by telephone. The enclosed return envelope requires no additional postage if mailed in the United States.

<u>REDUCE MAILING COSTS</u>: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to provide you with proxy materials and annual reports.

<u>ANNUAL MEETING ADMISSION</u>: If you attend the annual meeting in person, you will need to present your admission ticket, or an account statement showing your ownership of FedEx common stock as of the record date, and a valid government-issued photo identification. The indicated portion of your proxy card or the ticket accompanying your voting instruction card will serve as your admission ticket. If you are a registered stockholder and receive your proxy materials electronically, you should follow the instructions provided to print a paper admission ticket.

Your vote is very important. Please vote whether or not you plan to attend the meeting.

2008 PROXY STATEMENT

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

FedEx Corporation

942 South Shady Grove Road
Memphis, Tennessee 38120

2008 PROXY STATEMENT

FedEx's Board of Directors is furnishing you this proxy statement in connection with the solicitation of proxies on its behalf for the 2008 Annual Meeting of Stockholders. The meeting will take place in The Grand Ballroom at The Peabody Hotel, 149 Union Avenue, Memphis, Tennessee 38103, on Monday, September 29, 2008, at 10:00 a.m. local time. At the meeting, stockholders will vote on the election of twelve directors, the adoption of an amendment to FedEx's Incentive Stock Plan to increase the number of option shares and restricted shares issuable under the plan, the ratification of FedEx's independent registered public accounting firm and, if properly presented at the meeting, two stockholder proposals. Stockholders also will consider any other matters that may properly come before the meeting, although we know of no other business to be presented.

By submitting your proxy (either by signing and returning the enclosed proxy card or by voting electronically on the Internet or by telephone), you authorize Christine P. Richards, FedEx's Executive Vice President, General Counsel and Secretary, and Alan B. Graf, Jr., FedEx's Executive Vice President and Chief Financial Officer, to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

FedEx's Annual Report to Stockholders for the fiscal year ended May 31, 2008, which includes FedEx's fiscal 2008 audited consolidated financial statements, accompanies this proxy statement. Although the Annual Report is being distributed with this proxy statement, it does not constitute a part of the proxy solicitation materials and is not incorporated by reference into this proxy statement.

We are first sending the proxy statement, form of proxy and accompanying materials to stockholders on or about August 18, 2008.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON SEPTEMBER 29, 2008. The following materials are available on the Investor Relations page of the FedEx Web site at *http://www.fedex.com/us/investorrelations:*

- **The Notice of Annual Meeting of Stockholders To Be Held September 29, 2008;**
- **This proxy statement; and**
- **FedEx's Annual Report to Stockholders for the fiscal year ended May 31, 2008.**

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY VOTE YOUR SHARES EITHER BY MAIL, VIA THE INTERNET OR BY TELEPHONE.

INFORMATION ABOUT THE ANNUAL MEETING

What is the purpose of the annual meeting?

At the annual meeting, the stockholders will be asked to:

- elect twelve directors;
- approve the adoption of an amendment to FedEx's Incentive Stock Plan to increase the number of option shares and restricted shares issuable under the plan;
- ratify the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm; and
- act on two stockholder proposals, if properly presented.

Stockholders also will transact any other business that may properly come before the meeting. Members of FedEx's management team will be present at the meeting to respond to appropriate questions from stockholders.

Who is entitled to vote?

The record date for the meeting is August 4, 2008. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. The only class of stock entitled to be voted at the meeting is FedEx common stock. Each outstanding share of common stock is entitled to one vote for all matters before the meeting. At the close of business on the record date there were 311,200,320 shares of FedEx common stock outstanding.

Am I entitled to vote if my shares are held in "street name"?

If your shares are held by a bank, brokerage firm or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, these proxy materials are being forwarded to you by your bank, brokerage firm or other nominee (the "record holder"), along with a voting instruction card. As the beneficial owner, you have the right to direct your record holder how to vote your shares, and the record holder is required to vote your shares in accordance with your instructions. If you do not give voting instructions, your record holder will nevertheless be entitled to vote your shares in its discretion on the election of directors (Proposal 1) and the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Absent your instructions, the record holder will not be permitted, however, to vote your shares on the adoption of the amendment to FedEx's Incentive Stock Plan (Proposal 2) or the adoption of the two stockholder proposals (Proposals 4 and 5) and your shares will be considered "broker non-votes" on those proposals. See "How will broker non-votes be treated?" on page 5.

As the beneficial owner of shares, you are invited to attend the annual meeting. If you are a beneficial owner, however, you may not vote your shares in person at the meeting unless you obtain a legal proxy, executed in your favor, from the record holder of your shares.

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or represented by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the meeting?

If a quorum is not present at the meeting, the holders of a majority of the shares entitled to vote at the meeting who are present, in person or represented by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given.

How do I vote?

1. *YOU MAY VOTE BY MAIL.* If you properly complete, sign and date the accompanying proxy card or voting instruction card and return it in the enclosed envelope, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

2. *YOU MAY VOTE BY TELEPHONE OR ON THE INTERNET.* If you are a registered stockholder (that is, if you hold your stock directly and not in street name), you may vote by telephone or on the Internet by following the instructions included on the proxy card. If you vote by telephone or on the Internet, you do not have to mail in your proxy card. If you wish to attend the meeting in person, however, you will need to bring your admission ticket. Internet and telephone voting are available 24 hours a day. Votes submitted through the Internet or by telephone must be received by 11:59 p.m. Eastern time on September 28, 2008.

If you are the beneficial owner of shares held in street name, you still may be able to vote your shares electronically by telephone or on the Internet. The availability of telephone and Internet voting will depend on the voting process of the record holder of your shares. We recommend that you follow the instructions set forth on the voting instruction card provided to you.

NOTE: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to provide you with proxy materials and annual reports.

3. *YOU MAY VOTE IN PERSON AT THE MEETING.* If you are a registered stockholder and attend the meeting, you may deliver your completed proxy card in person. Additionally, we will pass out ballots to registered stockholders who wish to vote in person at the meeting. If you are a beneficial owner of shares held in street name who wishes to vote at the meeting, you will need to obtain a legal proxy from your record holder and bring it with you to the meeting.

How do I vote my shares held in a FedEx benefit plan?

If you own shares of FedEx common stock through a FedEx or subsidiary benefit plan, you can direct the trustee or the record holder to vote the shares held in your account in accordance with your instructions by completing the proxy card and returning it in the enclosed envelope or by registering your instructions via the Internet or telephone as directed on the proxy card. If you register your voting instructions by telephone or on the Internet, you do not have to mail in the proxy card. If you wish to attend the meeting in person, however, you will need to bring the admission ticket attached to the proxy card with you. In order to instruct a plan trustee or record holder on the voting of shares held in your account, your instructions must be received by September 24, 2008. If your voting instructions are not received by that date, each plan trustee will vote your shares in the same proportion as the plan shares for which voting instructions have been received.

Who can attend the meeting?

Only stockholders eligible to vote or their authorized representatives will be admitted to the meeting. If you plan to attend the meeting, detach and bring with you the stub portion of your proxy card, which is marked "Admission Ticket." You also must bring a valid government-issued photo identification, such as a driver's license or a passport. If you received your proxy materials through the Internet, you should follow the instructions provided to print a paper admission ticket.

If your shares are held in street name, you must bring the "Admission Ticket" that accompanies your voting instruction card. Alternatively, you may bring other proof of ownership, such as a brokerage account statement, which clearly shows your ownership of FedEx common stock as of the record date. In addition, you must bring a valid government-issued photo identification, such as a driver's license or a passport.

Security measures will be in place at the meeting to help ensure the safety of attendees. Metal detectors similar to those used in airports will be located at the entrance to the meeting room and briefcases, handbags and packages will be inspected. No cameras or recording devices of any kind, or signs, placards, banners or similar materials, may be brought into the meeting. Anyone who refuses to comply with these requirements will not be admitted.

Can I change my vote after I submit my proxy?

Yes, if you are a registered stockholder you may revoke your proxy and change your vote by:

- submitting a valid, later-dated proxy card or a later-dated vote by telephone or on the Internet (the latest-dated, properly completed proxy that you submit, whether by mail, by telephone or on the Internet, will count as your vote); or
- giving written notice of such revocation to the Secretary of FedEx prior to or at the meeting or by voting in person at the meeting.

Your attendance at the meeting itself will not revoke your proxy unless you give written notice of revocation to the Secretary before your proxy is voted or you vote in person at the meeting.

If your shares are held in street name, you should contact the record holder of your shares and follow its procedures for changing your voting instructions. You may also vote in person at the meeting if you obtain a legal proxy from your record holder.

Will my vote be kept confidential?

Yes, your vote will be kept confidential and not disclosed to FedEx unless:

- required by law;
- you expressly request disclosure on your proxy; or
- there is a proxy contest.

Who will count the votes?

FedEx's transfer agent, Computershare Trust Company, N.A., will tabulate and certify the votes. A representative of the transfer agent will serve as the inspector of election.

How does the Board of Directors recommend I vote on the proposals?

Your Board recommends that you vote:

- FOR the election of each of the twelve nominees to the Board of Directors;
- FOR the adoption of the amendment to FedEx's Incentive Stock Plan to increase the number of option shares and restricted shares issuable under the plan;
- FOR the ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm; and
- AGAINST each of the stockholder proposals.

What if I do not specify how my shares are to be voted?

If you submit a proxy but do not indicate any voting instructions, your shares will be voted:

- FOR the election of each of the twelve nominees to the Board of Directors;
- FOR the adoption of the amendment to FedEx's Incentive Stock Plan to increase the number of option shares and restricted shares issuable under the plan;
- FOR the ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm; and
- AGAINST each of the stockholder proposals.

Will any other business be conducted at the meeting?

We know of no other business to be conducted at the meeting. FedEx's Bylaws require stockholders to give advance notice of any proposal intended to be presented at the meeting. The deadline for this notice has passed and we did not receive any such notice. If any other matter properly comes before the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

How many votes are required to elect each director nominee?

A nominee will be elected to the Board of Directors if the number of votes cast "for" such nominee's election exceeds the number of votes cast "against" such nominee's election. See "Corporate Governance Matters — Majority-Voting Standard for Director Elections" on page 12.

What happens if a director nominee does not receive the required majority vote?

Each nominee is a current director who is standing for reelection. Accordingly, each nominee has tendered an irrevocable resignation from the Board of Directors that will take effect if the nominee does not receive the required majority vote and the Board accepts the resignation. If the Board accepts the resignation, the nominee will no longer serve on the Board of Directors, and if the Board rejects the resignation, the nominee will continue to serve until his or her successor has been duly elected and qualified or until his or her earlier disqualification, death, resignation or removal. See "Corporate Governance Matters — Majority-Voting Standard for Director Elections" on page 12.

What happens if a director nominee is unable to stand for election?

If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

How many votes are required to adopt the amendment to FedEx's Incentive Stock Plan?

The adoption of the amendment to FedEx's Incentive Stock Plan to increase the number of option shares and restricted shares issuable under the plan requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

How many votes are required to ratify the appointment of FedEx's independent registered public accounting firm?

The ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

How many votes are required to approve each of the stockholder proposals?

If the stockholder proposal is properly presented at the meeting, approval of the proposal requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote. Approval of the stockholder proposal would merely serve as a recommendation to the Board to take the necessary steps to implement such proposal.

How will abstentions be treated?

Abstentions will have no effect on the election of directors (Proposal 1). For each of the other proposals, abstentions will be treated as shares present for quorum purposes and entitled to vote, so they will have the same practical effect as votes against the proposal.

How will broker non-votes be treated?

If your shares are held in street name and you do not give voting instructions, your record holder will be entitled to vote your shares in its discretion on the election of directors (Proposal 1) and the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Your shares will be treated as broker non-votes on the other proposals.

Broker non-votes will be treated as shares present for quorum purposes, but not entitled to vote. Thus, absent voting instructions from you, the record holder of your shares may not vote your shares on the adoption of the amendment to FedEx's Incentive Stock Plan (Proposal 2) or the two stockholder proposals (Proposals 4 and 5). A broker non-vote with respect to these proposals will not affect their outcome.

Will the meeting be Webcast?

Yes, you are invited to visit the Investor Relations page of our Web site (*http://www.fedex.com/us/investorrelations*) at 10:00 a.m., Central time, on September 29, 2008 to access the live Webcast of the meeting. An archived copy of the Webcast will be available on our Web site for at least one year. The information on FedEx's Web site, however, is not incorporated by reference in, and does not form part of, this proxy statement.

STOCK OWNERSHIP

Directors and Executive Officers

The following table sets forth the amount of FedEx's common stock beneficially owned by each director, each named executive officer included in the Summary Compensation Table on page 39 and all directors and executive officers as a group, as of August 4, 2008. Unless otherwise indicated, beneficial ownership is direct and the person shown has sole voting and investment power.

	Common Stock Beneficially Owned		
Name of Beneficial Owner	Number of Shares	Number of Option Shares[1]	Percent of Class[2]
Frederick W. Smith	19,809,435[3]	2,318,750	7.06%
James L. Barksdale	46,800	27,200	*
August A. Busch IV	4,000	30,550	*
John A. Edwardson	7,250	35,200	*
Judith L. Estrin	26,000	67,200	*
Philip Greer	94,912[4]	51,200	*
J.R. Hyde, III	111,600[5]	67,200	*
Shirley A. Jackson	7,000	29,200	*
Steven R. Loranger	4,000[6]	8,800	*
Gary W. Loveman	10,414	4,400	*
Charles T. Manatt	5,000	20,200	*
Joshua I. Smith	5,086	32,200	*
Paul S. Walsh	8,500	47,200	*
Peter S. Willmott	106,690[7]	35,200	*
David J. Bronczek	85,885[8]	456,211	*
T. Michael Glenn	190,022[9]	257,058	*
Alan B. Graf, Jr.	209,480[10]	342,058	*
David F. Rebholz	35,878[11]	42,052	*
All directors and executive officers as a group (21 persons)	20,903,209[12]	4,229,206	7.97%

* Less than 1% of FedEx's outstanding common stock.

(1) Reflects the number of shares that can be acquired at August 4, 2008 or within 60 days thereafter through the exercise of stock options. These shares are excluded from the column headed "Number of Shares," but included in the ownership percentages reported in the column headed "Percent of Class."

(2) Based on 311,200,320 shares outstanding on August 4, 2008.

(3) Includes 15,459,285 shares owned by Mr. Smith (4,662,564 of such shares have been pledged as security by Mr. Smith), 4,141,280 shares owned by Frederick Smith Enterprise Company, Inc. ("Enterprise"), a family holding company (496,000 of such shares have been pledged as security by Enterprise), 736 shares owned by Mr. Smith's spouse and 205,856 shares held in trust for the benefit of Mr. Smith's children. Regions Morgan Keegan Trust, FSB, Memphis, Tennessee, as trustee of a trust of which Mr. Smith is the lifetime beneficiary, holds 55% of Enterprise's outstanding stock and Mr. Smith owns 45% directly. Includes 2,278 shares held in FedEx's retirement savings plan. Mr. Smith's business address is 942 South Shady Grove Road, Memphis, Tennessee 38120.

(4) Excludes 37,634 shares owned by members of Mr. Greer's family, as to which Mr. Greer disclaims beneficial ownership, and includes 36,462 shares owned by Greer Investment Partners II, L.P. Mr. Greer disclaims beneficial ownership of the shares owned by the partnership except to the extent of his pecuniary interest therein.

(5) Includes 11,600 shares owned by family trusts and 100,000 shares pledged as security by Mr. Hyde.

(6) Owned by a family trust.

(7) Includes 106,690 shares pledged as security by Mr. Willmott.

(8) Includes 662 shares held in FedEx's retirement savings plan.

(9) Includes 88,750 shares owned by Glenn Family Partners, L.P. Mr. Glenn disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 543 shares held in FedEx's retirement savings plan.

(10) Includes 7,400 shares owned by a family trust and 425 shares held in FedEx's retirement savings plan.

(11) Includes 838 shares held in FedEx's retirement savings plan.

(12) Includes 1,005 stock units held in a deferred compensation plan. These stock units are payable in shares of FedEx common stock on a one-for-one basis. Also includes an aggregate 4,746 shares held in FedEx's retirement savings plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and certain officers of FedEx and persons who own more than ten percent of FedEx's common stock to file with the Securities and Exchange Commission initial reports of beneficial ownership (Form 3) and reports of subsequent changes in their beneficial ownership (Form 4 or Form 5) of FedEx's common stock. Such directors, officers and greater-than-ten-percent stockholders are required to furnish FedEx with copies of the Section 16(a) reports they file. The Securities and Exchange Commission has established specific due dates for these reports, and FedEx is required to disclose in this proxy statement any late filings or failures to file.

Based solely upon a review of the copies of the Section 16(a) reports (and any amendments thereto) furnished to FedEx and written representations from FedEx's directors and reporting officers that no additional reports were required, FedEx believes that its directors and reporting officers complied with all these filing requirements for the fiscal year ended May 31, 2008.

Significant Stockholders

The following table lists certain persons known by FedEx to own beneficially more than five percent of FedEx's outstanding shares of common stock as of March 31, 2008.

	Amount and Nature of Beneficial Ownership	Percent of Class
Dodge & Cox 555 California Street, 40th Floor San Francisco, California 94104	22,443,963(1)	7.24%
PRIMECAP Management Company 225 South Lake Avenue, Suite 400 Pasadena, California 91101	20,885,900(2)	6.73%
Capital World Investors 333 South Hope Street Los Angeles, California 90071	17,077,000(3)	5.51%

(1) Dodge & Cox, a registered investment advisor, had sole voting power over 21,252,071 shares and sole investment power over all 22,443,963 shares.

(2) PRIMECAP Management Company, a registered investment advisor, had sole voting power over 3,453,131 shares and sole investment power over all 20,885,900 shares.

(3) Capital World Investors, a registered investment advisor, had sole voting power over 2,147,000 shares and sole investment power over all 17,077,000 shares.

CORPORATE GOVERNANCE MATTERS

Corporate Governance Documents

In furtherance of its longstanding goals of providing effective governance of FedEx's business and affairs for the long-term benefit of stockholders and promoting a culture and reputation of the highest ethics, integrity and reliability, the Board of Directors has adopted Corporate Governance Guidelines, charters for each of its Board committees and a Code of Business Conduct & Ethics for directors, officers and employees of FedEx. Each of these documents is available, free of charge, in print to any stockholder who requests it and in the corporate governance section of the Investor Relations page of our Web site at *http://ir.fedex.com/governance.cfm*. The information on FedEx's Web site, however, is not incorporated by reference in, and does not form part of, this proxy statement.

Director Independence

The Board of Directors has determined that each member of the Audit, Compensation and Nominating & Governance Committees and, with the exception of Frederick W. Smith, each of the Board's members (James L. Barksdale, August A. Busch IV, John A. Edwardson, Judith L. Estrin, J.R. Hyde, III, Philip Greer, Shirley A. Jackson, Steven R. Loranger, Gary W. Loveman, Charles T. Manatt, Joshua I. Smith, Paul S. Walsh and Peter S. Willmott) is independent and meets the applicable independence requirements of the New York Stock Exchange (including the additional requirements for Audit Committee members) and the Board's more stringent standards for determining director independence. Mr. Smith is FedEx's Chairman of the Board, President and Chief Executive Officer.

Under the Board's standards of director independence, which are included in FedEx's Corporate Governance Guidelines, a director will be considered independent only if the Board affirmatively determines that the director has no direct or indirect material relationship with FedEx, other than as a director. The standards set forth certain categories or types of transactions, relationships or arrangements with FedEx, as follows, each of which (i) is deemed not to be a material relationship with FedEx, and thus (ii) will not, by itself, prevent a director from being considered independent:

- ***Prior Employment of Director.*** The director was employed by FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner or auditing relationship ended.
- ***Prior Employment of Immediate Family Member.*** An immediate family member was an officer of FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner or auditing relationship ended.
- ***Current Employment of Immediate Family Member.*** An immediate family member is employed by FedEx in a non-officer position, or by FedEx's independent auditor not as a partner and not participating in the firm's audit, assurance or tax compliance practice.
- ***Interlocking Directorships.*** An executive officer of FedEx served on the board of directors of a company that employed the director or employed an immediate family member as an executive officer, and over five years have passed since either such relationship ended.
- ***Business Relationships.*** The director or an immediate family member is a partner, greater than 10% shareholder, director or officer of a company that makes or has made payments to, or receives or has received payments (other than contributions, if the company is a tax-exempt organization) from, FedEx for property or services, and the amount of such payments has not within any of such other company's three most recently completed fiscal years exceeded one percent (or $1 million, whichever is greater) of such other company's consolidated gross revenues for such year.
- ***Indebtedness.*** The director or an immediate family member is a partner, greater than 10% shareholder, director or officer of a company that is indebted to FedEx or to which FedEx is indebted, and the aggregate amount of such debt is less than one percent (or $1 million, whichever is greater) of the total consolidated assets of the indebted company.

- ***Charitable Contributions.*** The director is a trustee, fiduciary, director or officer of a tax-exempt organization to which FedEx contributes, and the contributions to such organization by FedEx have not within any of such organization's three most recently completed fiscal years exceeded one percent (or $250,000, whichever is greater) of such organization's consolidated gross revenues for such year.

The Board broadly considered all relevant facts and circumstances, including the following immaterial transactions, relationships and arrangements:

- Messrs. Barksdale and Willmott each served as officers of FedEx, but they left the company well over five years ago (Mr. Barksdale's employment at FedEx ended in 1992, and Mr. Willmott's employment at FedEx ended in 1983).
- FedEx has made charitable contributions to tax-exempt organizations for which each of the following independent directors or their spouses serve as a trustee or director: Messrs. Barksdale, Greer, Hyde and Manatt. With the exception of the contributions to Memphis Tomorrow discussed below (see "— Related Person Transactions"), the contributions by FedEx to each such organization have not within any of the other organization's three most recently completed fiscal years exceeded one percent (or $250,000, whichever is greater) of the other organization's consolidated gross revenues for such year. In addition, Mr. Hyde (or his wife) and certain FedEx executive officers are affiliated with several of the same Memphis-based non-profit organizations.
- In the ordinary course of business, FedEx makes purchases from entities for which each of the following independent directors serves as an officer: Messrs. Edwardson and Loranger. The amount of the payments made by FedEx to each such entity has not within any of the other entity's three most recently completed fiscal years exceeded one percent (or $1 million, whichever is greater) of the other entity's consolidated gross revenues for such year.
- Robert B. Carter, a FedEx executive officer, serves as an advisor to a venture capital firm for which Mr. Greer is a limited partner.
- Frederick W. Smith is a passive investor (holding a less-than-1% interest) in Packet Design, Inc., an Internet technology company, and Ms. Estrin is the non-executive chairman of Packet Design and beneficially owns approximately 1% of its outstanding capital stock.
- Mr. Hyde and his wife together own a minority interest in the NBA Memphis Grizzlies professional basketball team, with which FedEx has a business relationship. The Hydes' ownership interest in the team declined significantly during fiscal 2008 — from approximately 13% to 1%.

Audit Committee Financial Expert

The Board of Directors has determined that at least one member of the Audit Committee, John A. Edwardson, is an audit committee financial expert as such term is defined in Item 407(d)(5) of Regulation S-K, promulgated by the Securities and Exchange Commission.

Director Mandatory Retirement

A director must retire immediately before the annual meeting of FedEx's stockholders during the calendar year in which he or she attains age 72. Accordingly, Philip Greer and Charles T. Manatt are retiring as directors immediately before this year's annual meeting.

Stock Ownership Goal for Directors and Senior Officers

In order to encourage significant stock ownership by our directors and senior officers, and to further align their interests with the interests of FedEx's stockholders, the Board of Directors has established a goal that (i) within three years after joining the Board, each non-management director own FedEx shares valued at three times his or her annual retainer fee, and (ii) within four years after being appointed to his or her position, each member of senior management own FedEx shares valued at the following multiple of his or her annual base salary:

- 5x for the Chairman of the Board, President and Chief Executive Officer;
- 3x for the other FedEx executive officers;

- 2x for executive vice presidents of FedEx's core operating companies; and
- 1x for certain other senior officers.

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. The Board also recommends that each director and senior officer retain shares acquired upon stock option exercises until his or her goal is met. The stock ownership goal is included in FedEx's Corporate Governance Guidelines. As of August 4, 2008, each director and executive officer owned sufficient shares to comply with this goal.

Policy on Poison Pills

The Board of Directors has adopted a policy requiring stockholder approval for any future "poison pill" prior to or within twelve months after adoption of the poison pill. (A poison pill is a device used to deter a hostile takeover. Note that FedEx does not currently have, nor have we ever had, a poison pill.) The policy on poison pills is included in FedEx's Bylaws and Corporate Governance Guidelines.

Executive Sessions of Non-Management Directors

Non-management Board members meet without management present at least four times annually at regularly scheduled executive sessions in conjunction with each in-person meeting of the Board of Directors. At least once a year, such meetings include only the independent members of the Board. The Chairman of the Nominating & Governance Committee presides over meetings of the non-employee and independent directors.

Communications with Directors

You may communicate directly with any member or committee of the Board of Directors by writing to: FedEx Corporation Board of Directors, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. Please specify to whom your letter should be directed. The Corporate Secretary of FedEx will review all such correspondence and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in her opinion, deals with the functions of the Board or its committees or that she otherwise determines requires the attention of any member, group or committee of the Board of Directors. Board members may at any time review a log of all correspondence received by FedEx that is addressed to Board members and request copies of any such correspondence.

Nomination of Director Candidates

The Nominating & Governance Committee will consider director nominees proposed by stockholders. To recommend a prospective director candidate for the Nominating & Governance Committee's consideration, stockholders may submit the candidate's name, qualifications, including whether the candidate satisfies the requirements set forth below, and other relevant biographical information in writing to: FedEx Corporation Nominating & Governance Committee, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. FedEx's Bylaws require stockholders to give advance notice of stockholder proposals, including nominations of director candidates. For more information, please see page 81, "Additional Information — Stockholder Proposals for 2009 Annual Meeting."

The Board is responsible for recommending director candidates for election by the stockholders and for electing directors to fill vacancies or newly created directorships. The Board has delegated the screening and evaluation process for director candidates to the Nominating & Governance Committee, which identifies, evaluates and recruits highly qualified director candidates and recommends them to the Board. The Nominating & Governance Committee considers potential candidates for director, which may come to the attention of the Nominating & Governance Committee through current directors, management, professional search firms, stockholders or other persons. The Nominating & Governance Committee has engaged a third-party executive search firm to assist in identifying potential board candidates. The Nominating & Governance Committee considers and evaluates a director candidate recommended by a stockholder in the same manner as a nominee recommended by a Board member, management, search firm or other sources.

If the Nominating & Governance Committee determines that an additional or replacement director is necessary or advisable, the Nominating & Governance Committee may take such measures that it considers appropriate in connection with its evaluation of a potential director candidate, including interviewing the candidate, engaging an outside firm to gather additional information and making inquiries of persons with knowledge of the candidate's qualifications and character. In its evaluation of potential director candidates, including the members of the Board of Directors eligible for reelection, the Nominating & Governance Committee considers the current size, composition and needs of the Board of Directors and each of its committees.

Candidates nominated for election or reelection to the Board of Directors must possess the following minimum qualifications:

- The highest level of personal and professional ethics, integrity and values;
- An inquiring and independent mind;
- Practical wisdom and mature judgment;
- Broad training and experience at the policy-making level in business, finance and accounting, government, education or technology;
- Expertise that is useful to FedEx and complementary to the background and experience of other Board members, so that an optimal balance of Board members can be achieved and maintained;
- Willingness to devote the required time to carrying out the duties and responsibilities of Board membership;
- Commitment to serve on the Board for several years to develop knowledge about FedEx's business;
- Willingness to represent the best interests of all stockholders and objectively appraise management performance; and
- Involvement only in activities or interests that do not conflict with the director's responsibilities to FedEx and its stockholders.

In addition, it is desirable that the following qualities or skills be possessed by one or more of FedEx's Board members: transportation industry experience; international experience; financial expertise; marketing expertise; technological expertise; energy expertise; and government experience.

Majority-Voting Standard for Director Elections

FedEx's Bylaws require that we use a majority-voting standard in uncontested director elections and contain a resignation requirement for directors who fail to receive the required majority vote. The Bylaws also prohibit the Board from changing back to a plurality-voting standard without the approval of our stockholders. Under the majority-voting standard, a director nominee must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. In accordance with the majority-voting standard and resignation requirement, each incumbent director who is standing for reelection at the annual meeting (in the case of this year's meeting, each nominee) has tendered an irrevocable resignation from the Board of Directors that will take effect if (i) the director does not receive more votes cast "for" than "against" his or her election at the annual meeting, and (ii) the Board accepts the resignation. FedEx's Bylaws require the Board of Directors, within 90 days after certification of the election results, to accept the director's resignation unless there is a compelling reason not to do so and to promptly disclose its decision (including, if applicable, the reasons for rejecting the resignation) in a filing with the Securities and Exchange Commission.

Policy on Review and Preapproval of Related Person Transactions

The Board of Directors has adopted a Policy on Review and Preapproval of Related Person Transactions, which is included in FedEx's Corporate Governance Guidelines. The policy requires that all proposed related person transactions (as defined in the policy) and all proposed material changes to existing related person transactions be reviewed and preapproved by the Nominating & Governance Committee. To the extent the related person (as defined in the policy) is a director or immediate family member of a director, the transaction or change must also be reviewed and preapproved by the full Board. The policy provides that a related person transaction or a material change to an existing related person transaction may not be preapproved if it would:

- interfere with the objectivity and independence of any related person's judgment or conduct in carrying out his or her duties and responsibilities to FedEx;
- not be fair as to FedEx; or
- otherwise be opposed to the best interests of FedEx and its stockholders.

The policy requires the Nominating & Governance Committee to annually (i) review each existing related person transaction that has a remaining term of at least one year or remaining payments of at least $120,000, and (ii) determine, based upon all material facts and circumstances and taking into consideration our contractual obligations, whether it is in the best interests of FedEx and our stockholders to continue, modify or terminate the transaction or relationship.

Related Person Transactions

In accordance with the policy described above, the Nominating & Governance Committee has reviewed the following related person transactions and determined that they remain in the best interests of FedEx and our stockholders:

- In November 1999, FedEx entered into a multi-year, $205 million naming rights agreement with the NFL Washington Redskins professional football team. Under this agreement, FedEx has certain marketing rights, including the right to name the Redskins' stadium "FedExField." In August 2003, Frederick W. Smith acquired an approximate 10% ownership interest in the Washington Redskins and joined its Leadership Council, or board of directors.
- FedEx's policy on personal use of corporate aircraft requires officers to pay FedEx two times the cost of fuel, plus applicable passenger ticket taxes and fees, for personal trips. Pursuant to this requirement, Mr. Smith paid FedEx approximately $250,000 during fiscal 2008 in connection with certain personal use of corporate aircraft.
- J.R. Hyde, III and David J. Bronczek serve together on the board of Memphis Tomorrow, a non-profit organization. In fiscal 2008, FedEx contributed $1 million (the first installment of a five-year commitment for $5 million) to Memphis Tomorrow, which represents over 25% of the organization's annual revenues. The mission of Memphis Tomorrow is to bring top business leaders together with Memphis government and civic leaders to foster economic prosperity for the local community. The Board of Directors has determined that this relationship does not impair Mr. Hyde's independence because, among other things, he does not receive any special benefit from FedEx's contributions to the organization.
- David F. Rebholz's brother is employed by FedEx Freight as a sales account executive in Missouri. His employment began on June 1, 2008, and his annual base salary is $120,000.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Meetings

During fiscal 2008, the Board of Directors held five regular meetings and one special meeting. Each director attended at least 75% of the meetings of the Board and any committees on which he or she served.

Committees

The Board of Directors has a standing Audit Committee, Compensation Committee, Information Technology Oversight Committee and Nominating & Governance Committee. Each committee's written charter, as adopted by the Board of Directors, is available on the FedEx Web site at *http://ir.fedex.com/com_charters.cfm*. Committee memberships are as follows:

Audit Committee	Information Technology Oversight Committee
John A. Edwardson (Chairman)	Judith L. Estrin (Chairwoman)
Gary W. Loveman	James L. Barksdale
Joshua I. Smith	J.R. Hyde, III
Peter S. Willmott	Shirley A. Jackson
	Gary W. Loveman

Compensation Committee	Nominating & Governance Committee
Philip Greer (Chairman)	Peter S. Willmott (Chairman)
August A. Busch IV	James L. Barksdale
Steven R. Loranger	Shirley A. Jackson
Paul S. Walsh	Charles T. Manatt

The Board of Directors has approved reconstituting the committees so that, immediately following the annual meeting, if all of the director nominees are elected, committee memberships will be as follows:

Audit Committee	Information Technology Oversight Committee
John A. Edwardson (Chairman)	Judith L. Estrin (Chairwoman)
Gary W. Loveman	James L. Barksdale
Joshua I. Smith	J.R. Hyde, III
Peter S. Willmott	Gary W. Loveman

Compensation Committee	Nominating & Governance Committee
Steven R. Loranger (Chairman)	Peter S. Willmott (Chairman)
August A. Busch IV	James L. Barksdale
Shirley A. Jackson	Judith L. Estrin
Paul S. Walsh	Shirley A. Jackson

The Audit Committee, which held eight meetings during fiscal 2008, performs the following functions:

- oversees the independent registered public accounting firm's qualifications, independence and performance;
- assists the Board of Directors in its oversight of (i) the integrity of FedEx's financial statements; (ii) the effectiveness of FedEx's disclosure controls and procedures and internal control over financial reporting; (iii) the performance of the internal auditors; and (iv) FedEx's compliance with legal and regulatory requirements; and
- preapproves all audit and allowable non-audit services to be provided by FedEx's independent registered public accounting firm.

The Compensation Committee, which held five meetings during fiscal 2008, performs the following functions:

- evaluates, together with the independent members of the Board, the performance of FedEx's Chairman of the Board, President and Chief Executive Officer and recommends his compensation for approval by the independent directors;
- discharges the Board's responsibilities relating to the compensation of executive management;
- reviews and discusses with management the Compensation Discussion and Analysis and produces a report recommending whether the Compensation Discussion and Analysis should be included in the proxy statement; and
- oversees the administration of FedEx's equity compensation plans and reviews the costs and structure of key employee benefit and fringe-benefit plans and programs.

The Information Technology Oversight Committee, which held five meetings during fiscal 2008, performs the following functions:

- appraises major information technology ("IT") related projects and technology architecture decisions;
- ensures that FedEx's IT programs effectively support FedEx's business objectives and strategies; and
- advises FedEx's senior IT management team and the Board of Directors on IT related matters.

The Nominating & Governance Committee, which held five meetings during fiscal 2008, performs the following functions:

- identifies individuals qualified to become Board members;
- recommends to the Board director nominees to be proposed for election at the annual meeting of stockholders;
- recommends to the Board directors for appointment to Board committees; and
- assists the Board in developing and implementing effective corporate governance, compliance and ethics programs.

Attendance at Annual Meeting of Stockholders

FedEx expects all Board members to attend annual meetings of stockholders. Each member of the Board of Directors attended the 2007 annual meeting of stockholders.

PROPOSAL 1 – ELECTION OF DIRECTORS

All of FedEx's directors are elected at each annual meeting of stockholders and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. The Board of Directors currently consists of fourteen members. Mr. Philip Greer and Mr. Charles T. Manatt are retiring as directors immediately before the annual meeting and are not standing for reelection. Effective upon the retirement of Messrs. Greer and Manatt, the size of the Board will be reduced to twelve members. The Board proposes that each of the other current directors be reelected to the Board. Each of the nominees elected at this annual meeting will hold office until the annual meeting of stockholders to be held in 2009 and until his or her successor is duly elected and qualified.

Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

Under FedEx's majority-voting standard, each of the twelve director nominees must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. For more information, please see "Corporate Governance Matters — Majority-Voting Standard for Director Elections" on page 12.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE TWELVE NOMINEES.

The following table sets forth, with respect to each nominee, his or her name, age, principal occupation and employment during at least the past five years, the year in which he or she first became a director of FedEx (or its predecessor, FedEx Express) and directorships held in other public companies.

NOMINEES FOR ELECTION TO THE BOARD

Director, Year First Elected as Director	Age	Principal Occupation, Business and Directorships
Frederick W. Smith 1971	63	Chairman, President and Chief Executive Officer of FedEx since January 1998; Chairman of FedEx Express since 1975; Chairman, President and Chief Executive Officer of FedEx Express from 1983 to January 1998; Chief Executive Officer of FedEx Express from 1977 to January 1998; President of FedEx Express from 1971 to 1975.
James L. Barksdale 1999	65	Chairman and President, Barksdale Management Corporation, an investment management company, since April 1999; Managing Partner, The Barksdale Group, a venture capital firm, since April 1999; President and Chief Executive Officer of Netscape Communications Corporation, a provider of software, services and Web site resources to Internet users, from January 1995 to March 1999; various senior management positions at FedEx Express from 1979 to 1992, including Executive Vice President and Chief Operating Officer. Former director of FedEx Express from 1983 to 1991. Director, Sun Microsystems, Inc. and Time Warner Inc.
August A. Busch IV 2003	44	President and Chief Executive Officer of Anheuser-Busch Companies, Inc., a brewing organization, since December 2006; Vice President and Group Executive of Anheuser-Busch Companies, Inc. from August 2000 to November 2006; President of Anheuser-Busch, Inc. since July 2002; Group Vice President – Marketing of Anheuser-Busch, Inc. from August 2000 to July 2002; Vice President – Marketing & Wholesaler Operations of Anheuser-Busch, Inc. from November 1996 to August 2000. Director, Anheuser-Busch Companies, Inc.

Director, Year First Elected as Director	Age	Principal Occupation, Business and Directorships
John A. Edwardson 2003	59	Chairman and Chief Executive Officer of CDW Corporation, a provider of technology products and services, since January 2001; Chairman and Chief Executive Officer of Burns International Services Corporation, a provider of security services, from 1999 to 2000; President and Chief Operating Officer of UAL Corporation, an airline, from 1995 to 1998.
Judith L. Estrin 1989	53	Chief Executive Officer of JLABS, LLC (formerly known as Packet Design Management Company, LLC), a company focused on technology innovation, since May 2000; Senior Vice President and Chief Technology Officer of Cisco Systems, Inc., a networking systems company, from April 1998 to April 2000; President and Chief Executive Officer of Precept Software, Inc., a computer software company, from March 1995 to April 1998. Director, The Walt Disney Company.
J.R. Hyde, III 1977	65	Chairman of GTx, Inc., a biopharmaceutical company, since November 2000; Chairman of AutoZone, Inc., an auto parts retail chain, from March 2005 to June 2007 and from May 1986 to March 1997; Chief Executive Officer of AutoZone, Inc. from May 1986 to December 1996; Chairman of Pittco Management, LLC, an investment management company, since January 1998; President of Pittco, Inc., an investment company, since April 1989. Director, AutoZone, Inc. and GTx, Inc.
Shirley A. Jackson 1999	62	President of Rensselaer Polytechnic Institute, a technological research university, since July 1999; Chairwoman and Commissioner of the United States Nuclear Regulatory Commission from July 1995 to June 1999; Commissioner of the United States Nuclear Regulatory Commission from May 1995 to July 1995. Director, International Business Machines Corporation, Marathon Oil Corporation, Medtronic, Inc., NYSE Euronext and Public Service Enterprise Group Incorporated.
Steven R. Loranger 2006	56	Chairman of the Board, President and Chief Executive Officer of ITT Corporation, a diversified high-technology engineering and manufacturing company, since December 2004; President and Chief Executive Officer of ITT Corporation from June 2004 to December 2004; Executive Vice President and Chief Operating Officer of Textron, Inc., a global aircraft, industrial and finance company, from 2002 to 2004; various executive positions at Honeywell International Inc. and its predecessor, AlliedSignal, Inc., a technology and manufacturing company, from 1981 to 2002, including President and Chief Executive Officer of its Engines, Systems and Services businesses. Director, ITT Corporation.
Gary W. Loveman 2007	48	Chairman of the Board, Chief Executive Officer and President of Harrah's Entertainment, Inc., a provider of branded gaming entertainment, since January 2005; Chief Executive Officer and President of Harrah's Entertainment, Inc. since January 2003; President of Harrah's Entertainment, Inc. since April 2001; various executive positions at Harrah's Entertainment, Inc. from May 1998 to April 2001; Associate Professor of Business Administration, Harvard University Graduate School of Business Administration from 1994 to 1998. Director, Harrah's Entertainment, Inc. and Coach, Inc.
Joshua I. Smith 1989	67	Chairman and Managing Partner, Coaching Group, LLC, a management consulting firm, since June 1998; Vice Chairman and President of iGate, Inc., a broadband networking company, from June 2000 to June 2001. Director, The Allstate Corporation and Caterpillar Inc.

Director, Year First Elected as Director	Age	Principal Occupation, Business and Directorships
Paul S. Walsh 1996	53	Chief Executive Officer of Diageo plc, a beverage company, since September 2000; Group Chief Operating Officer of Diageo plc from January 2000 to September 2000; Chairman, President and Chief Executive Officer of The Pillsbury Company, a wholly owned subsidiary of Diageo plc, from April 1996 to January 2000; Chief Executive Officer of The Pillsbury Company from January 1992 to April 1996. Director, Centrica plc and Diageo plc.
Peter S. Willmott 1974	71	Chairman and Chief Executive Officer of Willmott Services, Inc., a retail and consulting firm, since June 1989; Interim President and Chief Executive Officer of Fleming Companies, Inc., a wholesale distributor of consumable goods, from March 2003 to August 2003; Chief Executive Officer and President of Zenith Electronics Corporation, an electronics manufacturing company, from July 1996 to January 1998; various senior management positions at FedEx Express from 1974 to 1983, including President and Chief Operating Officer.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors, and the Board approved, that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee Members

Philip Greer – *Chairman*
August A. Busch IV
Steven R. Loranger
Paul S. Walsh

COMPENSATION DISCUSSION AND ANALYSIS

In this section we discuss and analyze the compensation of our principal executive and financial officers and our three other most highly compensated executive officers (the "named executive officers") for the fiscal year ended May 31, 2008. For additional information regarding compensation of the named executive officers, see "Executive Compensation" on page 39.

Executive Summary

Each of the named executive officers has been a member of our management for over 25 years, and our Chairman of the Board, President and Chief Executive Officer, Frederick W. Smith, founded the company and pioneered the express transportation industry over 35 years ago.

This long tenure plays a significant role in our executive compensation. As one example, we provide base salary merit increases each year, so each named executive officer has experienced many years of such increases. Also, annual bonus amounts are calculated as a percentage of base salary, so higher base salaries may result in higher annual bonuses if performance justifies a payout. More important than any formulaic effect, however, the long tenure of the named executive officers has made them especially knowledgeable about our business and our industry and thus particularly valuable to the company and our shareowners. We cannot afford to lose these long-tenured officers or their invaluable knowledge, particularly given how critical they are to the future performance of the company.

At the same time, we face significant challenges in our efforts to retain these officers. Under the leadership of these officers, we have experienced strong long-term financial growth and shareowner return, and FedEx has become one of the most trusted and respected brands in the world. As a result, there is a significant risk that these leaders will be presented with other career opportunities, including more senior positions and at higher levels of compensation. We have a duty to our shareowners to overcome these obstacles and continue to retain these officers, and we design our compensation program to fulfill this important obligation.

As with tenure, position and level of responsibility are important factors in the compensation level of any FedEx employee, including the named executive officers. There are internal salary ranges for each level, and annual target bonus percentages, long-term bonus amounts, and the number of options and restricted shares awarded are all closely tied to management level and responsibilities. For instance, all FedEx Corporation executive vice presidents have the same salary range and annual target bonus percentages and receive the same long-term bonus and the same number of options and restricted shares in the annual grant.

Because retention is so imperative and tenure and management level are such determinative factors, we use external survey data as a guideline only. Thus, the target compensation levels of our named executive officers do not neatly correspond to a specified percentile of compensation in those surveys.

We design our executive compensation program to further FedEx's mission of producing superior financial returns for shareowners by pursuing the following objectives:

Objective	How Pursued	
	Generally	Specifically
Retain and attract highly qualified and effective executive officers.	Pay competitively.	Use comparison survey data as a point of reference when setting target levels for total direct compensation, which includes both fixed and variable, at-risk components tied to stock price appreciation and short- and long-term financial performance.
Motivate executive officers to contribute to our future success and to build long-term shareowner value and reward them accordingly.	Link a significant part of compensation to FedEx's financial and stock price performance, especially long-term performance.	Weight executive compensation program in favor of incentive and equity-based compensation elements (rather than base salary), especially long-term incentive cash compensation and equity incentives in the form of stock options and restricted stock.
Further align executive officer and shareowner interests.	Encourage and facilitate long-term shareowner returns and significant ownership of FedEx stock by executives.	Make annual equity-based grants, tie long-term cash compensation to growth in our earnings per share ("EPS") because growth in our earnings per share strongly correlates to long-term stock price appreciation, and maintain a stock ownership goal for senior officers and encourage each officer to retain shares acquired upon stock option exercises until his or her goal is met.

Our executive compensation philosophy is to (i) closely align the compensation paid to our executives with the performance of the company on both a short-term and long-term basis, and (ii) set performance goals that support the company's core long-term financial goals of:

- Growing revenue by 10% per year;
- Achieving a 10%+ operating margin;
- Increasing EPS by 10% to 15% per year;
- Improving cash flow; and
- Increasing returns, such as return on invested capital.

Our executive compensation is thus, in large measure, highly variable and directly linked in the planning process to the above goals and increases in the FedEx stock price over time.

FedEx's compensation program for executive officers consists of the following elements, each of which is consistent with our executive compensation philosophy and helps to achieve our overall compensation-related objectives:

Element	Key Features	Primary Objective
Base salary	➤ Reviewed and adjusted at least annually. ➤ Independent Board members, upon the recommendation of the Compensation Committee, approve any changes to CEO's base salary. ➤ CEO approves any annual merit increases to the base salaries of the other named executive officers within limits established by the Compensation Committee.	Provide enough fixed pay in cash to retain and attract highly marketable executives in a competitive market for executive talent.
Cash payments under annual incentive compensation ("AIC") program	➤ AIC payouts are tied to meeting internal annual financial performance goals (100% of target payout for CEO, and 70% of target payout for non-CEO named executive officers). ➤ Independent Board members, upon the recommendation of the Compensation Committee, approve CEO's AIC payout opportunities and may adjust his payout upward or downward based upon their annual evaluation of his performance. ➤ AIC payouts for non-CEO named executive officers are also tied to the achievement of individual objectives established at the beginning of the fiscal year for each executive (30% of the target payout), and achievement level is based upon CEO's evaluation at the conclusion of the fiscal year, which is reviewed by the Compensation Committee. ➤ Payouts above target levels are based upon above-target achievement of annual financial performance objective, rather than individual objectives. ➤ Maximum AIC payout represents three times the portion of the target payout that is based upon the achievement of annual financial performance objective (plus the portion that is based upon the achievement of individual performance objectives). See page 32 for an illustration of the fiscal 2008 AIC formulas and payout opportunities.	Motivate executive officers to achieve our annual financial goals and other business objectives and reward them accordingly.

Element	Key Features	Primary Objective
Cash payments under long-term incentive compensation ("LTI") program	➤ LTI payouts are tied to meeting internal aggregate EPS goals over a three-fiscal-year period. ➤ LTI program provides for target payouts if the three-year average annual EPS growth rate is 12.5% and maximum payouts (equal to 150% of the target payouts) if the growth rate is 15% or higher. ➤ No LTI payout is made unless the three-year average annual EPS growth rate is at least 5%. ➤ Independent Board members, upon the recommendation of the Compensation Committee, approve CEO's LTI payout opportunities.	Motivate executive officers to contribute to our future success and to build long-term shareowner value and reward them accordingly.
Stock options	➤ Exercise price of stock options is equal to the fair market value of FedEx's common stock on the date of grant (defined as the average of the high and low trading prices of FedEx's stock on the New York Stock Exchange on that day). ➤ Stock options are generally granted on an annual basis to executive officers. ➤ Stock options granted to executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. ➤ Unvested stock options are forfeited upon termination of employment for any reason other than death, permanent disability or retirement. In addition, unvested stock options granted on or after June 1, 2006 terminate upon retirement. ➤ Independent Board members approve CEO's stock option compensation.	Further align executive officer and shareowner interests by facilitating significant ownership of FedEx stock by the officers, which creates a direct link between their compensation and long-term shareowner return, and also further encourage retention of the officers.

Element	Key Features	Primary Objective
Restricted stock	➤ Restricted stock awards are generally made on an annual basis to executive officers. ➤ Restricted stock granted to executive officers generally vests ratably over four years beginning on the first anniversary of the grant date. ➤ Unvested restricted stock is forfeited upon termination of employment for any reason other than death, permanent disability or retirement. ➤ As noted below, FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient.	Further align executive officer and shareowner interests by facilitating significant ownership of FedEx stock by the officers, which creates a direct link between their compensation and long-term shareowner return, and also further encourage retention of the officers. When setting compensation levels, we establish the value of the restricted stock award by including the amount of the related tax reimbursement payment. Therefore, the officers receive fewer shares in each award than they otherwise would. The tax reimbursement payments are intended to prevent the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation.
Other annual compensation, including perquisites and tax reimbursement payments	➤ Includes personal use of corporate aircraft, though officers are required to reimburse FedEx for substantially all of the incremental cost to FedEx of such usage (pursuant to FedEx's written policy setting forth guidelines and procedures regarding personal use of FedEx corporate aircraft). ➤ Includes security services and equipment pursuant to FedEx's executive security procedures, tax return preparation and financial counseling services and tax reimbursement payments relating to restricted stock awards, certain business-related use of corporate aircraft, certain perquisites and benefits accrued under our supplemental non-tax-qualified pension plan. ➤ The Compensation Committee reviews the type and amount of this other compensation in light of market practices to ensure they remain appropriate and consistent with the overall executive compensation program. ➤ Independent Board members, upon the recommendation of the Compensation Committee, approve CEO's perquisites, tax reimbursement payments and other annual compensation.	Retain and attract highly qualified and effective executives and allow them to work more productively. Alleviate safety and security concerns.

Element	Key Features	Primary Objective
Post-employment and change-of-control payments and benefits, such as through our pension plans and management retention agreements	➤ None of FedEx's named executive officers has an employment agreement, but they are entitled to receive certain payments and benefits upon termination of employment or a change of control of FedEx, including: • Retirement benefits under a tax-qualified, defined benefit plan and a supplemental non-tax-qualified plan. • Accelerated vesting of restricted stock upon the executive's retirement (at or after age 60), death or permanent disability or a change of control of FedEx. • Accelerated vesting of stock options upon the executive's death or permanent disability or a change of control of FedEx. • Lump sum cash payments and post-employment insurance coverage under the executives' Management Retention Agreements ("MRAs") upon a qualifying termination of the executive after a change of control of FedEx. ➤ The Compensation Committee reviews this post-employment compensation in light of market practices to ensure it remains appropriate.	Retain and attract highly qualified and effective executives by providing them with a measure of financial security and stability. The supplemental non-tax-qualified plan is designed to provide to the executives the additional benefits that would be paid under the tax-qualified plan but for certain benefit limits under laws applicable to that plan. The MRAs are intended to secure the executives' continued services in the event of any threat or occurrence of a change of control, which further aligns their interests with those of our shareowners when evaluating any such potential transaction.

Compensation Objectives and Design-Related Features

Duty to Retain and Attract. FedEx is widely acknowledged as one of the world's most admired and respected companies, and it is our people — our greatest asset — that give us our strong reputation. Because FedEx operates a global enterprise in a highly competitive business environment, we compete for talented management with some of the largest companies in the world — in our industry and in others. Our global recognition and reputation for excellence in management and leadership make our employees attractive targets for other companies, and our key employees are aggressively recruited. Accordingly, we have a duty to our shareowners to ensure that our overall compensation program competes well against all types of companies and continues to retain and attract the right people. Each element of compensation is intended to fulfill this important obligation.

Benchmarking. Our executives are aggressively recruited and their relatively long tenure combined with the invaluable institutional and industry knowledge they have as a result make it particularly important that we retain them. In order to ensure that our compensation remains competitive, we refer to the 75th percentile of target compensation for comparable positions in comparison surveys when setting target levels for total direct compensation, which includes both fixed and variable, at-risk components tied to stock price appreciation and short- and long-term financial performance.

For the fiscal 2008 executive compensation review, we considered data published by two major consulting firms: Towers Perrin and Hewitt Associates. Each consulting firm provided target compensation data on general industry companies (excluding financial services companies) in its respective database with annual revenues in excess of $10 billion. A list of these companies is attached to this proxy statement as *Appendix A*, and the annual revenues of FedEx in fiscal 2008 ($38 billion) were at the 70th percentile of the annual revenues of these companies in their respective most recently completed fiscal years. General industry is an appropriate comparison category because our executives are aggressively recruited by and from businesses outside FedEx's industry peer group. Using a robust data sample (206 companies) helps to mitigate the impact of outliers and the risk of selection bias (as noted below) and increases the likelihood of comparing with companies with executive officer positions similar to ours.

Because the annual revenues of these companies vary significantly, each consulting firm used regression analysis to make it possible to include data from a large number of both larger and smaller companies, thereby avoiding the selection bias inherent with using a small peer group of similar sized companies. Regression analysis is a statistical tool for examining the relationship between two or more variables — in this case, compensation and company size, as measured by annual revenues. As a result of this regression analysis, consistent with market practice, each consulting firm adjusted its compensation data to ensure that it most accurately reflected compensation for companies with revenues similar to ours. In addition, consistent with market practice, each firm increased, or "aged," the data to approximate the value of the compensation at the beginning of our fiscal 2008. The data results provided by each firm were then averaged to arrive at blended market compensation data for general industry executives.

When we compare the elements of compensation of our executive officers to the benchmarking survey data, we group the elements into two categories:

- Annual base salary plus target AIC payout (*i.e.*, assuming achievement of all individual and corporate objectives), the sum of which we call total cash compensation ("TCC").
- TCC plus target LTI payout plus long-term equity incentive awards (stock options and restricted stock) plus tax reimbursement payments on restricted stock awards, the sum of which we call total direct compensation ("TDC").

The TDC formula is illustrated below:

SHORT-TERM COMPENSATION					**LONG-TERM COMPENSATION**					
Base Salary	+	AIC Financial Objectives + Individual Objectives	= **TCC**	+	LTI Cash 3-Year Aggregate EPS Goal	+	Stock Options Annual Grant	+	Restricted Stock* Annual Grant	= **TDC**

* Includes related tax reimbursement payments.

Other elements of compensation (such as perquisites and retirement benefits) are not included in our TDC formula, consistent with our comparison survey information. Accordingly, these other elements are not benchmarked against survey data, and decisions as to these other elements do not influence decisions as to the elements of compensation that are included in the TDC formula. These other elements of compensation, however, are reviewed and approved by our Compensation Committee.

Pay for Performance. Our executive compensation program is intended not only to retain and attract highly qualified and effective managers, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of shareowners and reward them for doing so. Accordingly, we believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. In particular, AIC payments; LTI payments and stock options represent a significant portion of our executive compensation program, as shown by the chart below, and this variable compensation is "at risk" and directly dependent upon the achievement of pre-established corporate goals or stock price appreciation:

- AIC payouts are primarily tied to meeting company annual financial performance goals (with a smaller percentage tied to meeting individual performance objectives) and LTI payouts are tied to meeting aggregate EPS goals over a three-fiscal-year period.
- The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options have value to the executive only if the stock price appreciates.

Accordingly, because our financial performance and stock price were down in fiscal year 2008:

- Our fiscal 2008 AIC and LTI payouts were much lower than for 2007. The fiscal 2008 AIC payout related only to the achievement of individual performance objectives (there was no payout related to company performance).

- As of August 4, 2008, the stock options awarded to our named executive officers in the fiscal 2008, 2007 and 2006 annual grants were "underwater" (or "out of the money") — our stock price was less than the exercise price of the options.

The following chart illustrates for each named executive officer the allocation of fiscal 2008 target TDC between base salary and incentive and equity-based compensation elements:



Fiscal 2008 Targeted TDC Components
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
19%
15%
54%
12%
20%
19%
16%
24%
21%
20%
18%
18%
26%
20%
18%
17%
25%
20%
19%
20%
13%
24%
24%
F. W. Smith
A. B. Graf, Jr.
D. J. Bronczek
T. M. Glenn
D. F. Rebholz
Performance Based LTI
Performance Based AIC
Stock Options
Restricted Stock
Base Salary

Not only is our executive compensation program weighted towards variable, at-risk pay components, but we emphasize incentives that are dependent upon long-term corporate performance and stock price appreciation. These long-term incentives include LTI cash compensation and equity-based awards (stock options and restricted stock), and they comprise a significant portion of an executive officer's total compensation. These incentives are designed to motivate and reward the executive officers for achieving long-term corporate financial performance goals and maximizing long-term shareowner value. These incentives also encourage the retention of the executive officers.

The following chart illustrates for each named executive officer the allocation of fiscal 2008 target TDC between long-term incentives (LTI, stock options and restricted stock, including the related tax reimbursement payment) and short-term components (base salary and AIC):



Fiscal 2008 Long-Term vs Short-Term Compensation
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
73%
27%
60%
64%
62%
56%
F. W. Smith
A. B. Graf, Jr.
D. J. Bronczek
T. M. Glenn
D. F. Rebholz
Long-Term
Short-Term

We include target AIC payouts and LTI payouts (discounted to present value) in the TCC and TDC formula, so the actual compensation paid may vary widely from targeted levels in the short term because compensation earned under the AIC and LTI programs is variable and commensurate with the level of achievement of pre-established financial performance goals. When we achieve superior results, we reward our executives accordingly under the terms of these programs. Conversely, when we fall short of our business objectives, payments under these variable programs decrease accordingly. As an example, as shown by the chart below, the actual fiscal 2008 TDC of our named executive officers was below targeted levels because our fiscal 2008 financial performance fell short of our pre-established goals.

Comparison of
Fiscal 2008 Target TDC to 75th Percentile Market Reference Point
and of
Fiscal 2008 Actual TDC to Fiscal 2008 Target TDC


140%
130%
120%
110%
100%
90%
80%
70%
60%
F. W. Smith
A. B. Graf, Jr.
D. J. Bronczek
T. M. Glenn
D. F. Rebholz
Fiscal 2008 Target TDC vs Market Reference
Fiscal 2008 Actual TDC vs Target TDC

Where target TDC is higher than our 75th percentile reference, it is because of specific retention concerns and the important role of tenure, management level and responsibilities on our compensation. For example, Mr. Glenn's fiscal 2008 compensation reflects the breadth and importance of his recently increased responsibilities, which far exceed those of the typical top sales and marketing executive. In addition to his duties as our top sales and marketing executive, Mr. Glenn is responsible for FedEx's investor relations and corporate communications functions. Additionally, Mr. Glenn is the head of the FedEx Services business segment, which has nearly 40,000 employees and includes the following FedEx companies, for which he is responsible: FedEx Services, as its chairman, president and chief executive officer; FedEx Office (formerly known as FedEx Kinko's), as its chairman; FedEx Customer Information Services, as its vice-chairman and co-chief executive officer; and FedEx Global Supply Chain Services, as its chairman. No single position in the comparison surveys fully captures the breadth of Mr. Glenn's responsibilities. Accordingly, consistent with market practice, we apply a premium to the survey data for the position of top sales and marketing executive to partially account for his additional responsibilities relative to that position.

While we benchmark our targeted executive compensation levels against the comparison survey group of companies, we do not benchmark our AIC and LTI financial performance goals against these companies or any other group of companies. Rather, as discussed below, our AIC and LTI financial performance goals are based upon our internal business objectives. Accordingly, the relationship between our financial performance and the financial performance of the comparison survey group does not necessarily affect the relationship between our executive compensation and the executive compensation of that group in a given year.

Our ten-year total shareholder return, or TSR, ranks in the top quartile of the companies in the comparison survey group, so our performance compares quite favorably with these companies over the long term. We believe that long-term performance is the most important measure of our success, as we manage FedEx's business and affairs for the long-term benefit of our shareowners. However, our business is highly cyclical and especially susceptible to trends in economic activity, such as the recent economic downturn and record high fuel prices. In addition, we face intense competition and our market is highly sensitive to price and service. Moreover, our business is capital intensive, and we continue to make long-term strategic investments in our business that may have short-term profit implications. As a result, our recent earnings and stock price performance do not compare as favorably with the companies in the comparison survey group. Reflecting this relatively weak financial performance and consistent with our pay for performance philosophy, our fiscal 2008 compensation was below targeted levels, as noted above.

Align Management and Shareowner Interests. We award stock options and restricted stock to create and maintain a long-term economic stake in the company for the officers, thereby aligning their interests with the interests of our shareowners.

In addition, as discussed above, payout under our LTI program is dependent upon achievement of an aggregate EPS goal for a three-fiscal-year period. EPS was selected as the financial measure for the LTI plan because growth in our EPS strongly correlates to long-term stock price appreciation.

The following graph illustrates the relationship between FedEx's EPS growth and stock price appreciation (based on the fiscal year-end stock price and adjusted for stock splits) from 1978 to 2008:



Share Price
Earnings Per Share
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
-$1.00
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Share Price
EPS

In order to encourage significant stock ownership by FedEx's senior management, including the named executive officers, and to further align their interests with the interests of our shareowners, the Board of Directors has adopted a stock ownership goal for senior officers, which is included in FedEx's Corporate Governance Guidelines. With respect to our executive officers, the goal is that within four years after being appointed to his or her position, each officer own FedEx shares valued at the following multiple of his or her annual base salary:

- 5x for the Chairman of the Board, President and Chief Executive Officer; and
- 3x for the other executive officers.

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. Until the ownership goal is met, the officer is encouraged to retain (but is not required to do so) "net profit shares" resulting from the exercise of stock options. Net profit shares are the shares remaining after payment of the option exercise price and taxes owed upon the exercise of options. As of August 4, 2008, each executive officer exceeded the stock ownership goal.

In addition, we generally prohibit all members of management, including the named executive officers, from engaging in certain types of transactions involving FedEx stock that may signal a lack of confidence in FedEx's prospects or may lead to inadvertent insider trading violations, such as transactions in publicly traded options, short sales, holding stock in a margin account or pledging it as collateral for a loan, and hedging or monetization transactions.

Role of the Compensation Committee, Its Compensation Consultant and the Chairman of the Board, President and Chief Executive Officer

Our Board of Directors is responsible for the compensation of our executive management. The purpose of the Board's Compensation Committee, which is composed solely of independent directors, is to help discharge this responsibility by, among other things:

- Reviewing and discussing with management the factors underlying our compensation policies and decisions, including overall compensation objectives;
- Reviewing and approving all company goals and objectives (both financial and non-financial) relevant to the compensation of the Chairman of the Board, President and Chief Executive Officer;
- Evaluating, together with the other independent directors, the performance of the Chairman of the Board, President and Chief Executive Officer in light of these goals and objectives and the quality and effectiveness of his leadership;
- Recommending to the Board for approval by the independent directors each element of the compensation of the Chairman of the Board, President and Chief Executive Officer;
- Reviewing the performance evaluations of all other members of executive management (the Chairman of the Board, President and Chief Executive Officer is responsible for the performance evaluations of the non-CEO executive officers);
- Reviewing and approving each element of the compensation, as well as the terms and conditions of employment, of these other members of executive management; and
- Overseeing the administration of our equity compensation plans, including approving all awards granted under the plans, and reviewing the costs and structure of our key employee benefit and fringe-benefit plans and programs.

In furtherance of the Compensation Committee's responsibility, Towers Perrin was retained as the Committee's outside consultant to assist the Committee in evaluating FedEx's executive compensation during fiscal 2008. In connection with this engagement, the consultant reported directly and exclusively to the Committee. The consultant participated in Committee meetings, reviewed Committee materials and provided advice to the Committee upon its request. For example, the consultant updated the Committee on trends and issues in executive compensation and commented on the competitiveness and reasonableness of FedEx's executive compensation program. The consultant also assisted the Committee in the development and review of FedEx's AIC and LTI programs, including commenting on performance measures and the goal-setting process.

During fiscal 2008, Towers Perrin performed the following other services for the company unrelated to executive compensation:

- Consulting services related to employee healthcare and retiree medical benefits (these services were discontinued as of May 31, 2008); and
- Consulting services and benchmarking survey data production related to non-executive compensation.

Because the fees paid by the company to Towers Perrin for these services and for providing the executive compensation benchmarking survey data described above are not material, either individually or in the aggregate, the Compensation Committee has determined Towers Perrin to be independent from FedEx. Compensation Committee preapproval is required for any services to be provided to the company by the Committee's independent compensation consultant. This helps ensure that the consultant maintains the highest level of independence from the company, in both appearance and fact.

The Chairman of the Board, President and Chief Executive Officer, who attends most meetings of the Compensation Committee, assists the Committee in determining the compensation of all other executive officers by, among other things:

- Approving any annual merit increases to the base salaries of the other executive officers within limits established by the Committee;
- Establishing annual individual performance objectives for the other executive officers and evaluating their performance against such objectives (the Committee reviews these performance evaluations); and
- Making recommendations, from time to time, for special stock option and restricted stock grants (*e.g.*, for motivational or retention purposes) to other executive officers.

The other executive officers do not have a role in determining their own compensation, other than discussing their annual individual performance objectives with the Chairman of the Board, President and Chief Executive Officer.

Compensation Elements and Fiscal 2008 Amounts

Base Salary

The base salaries of our executive officers are reviewed and adjusted at least annually to reflect, among other things, the executive compensation survey data discussed above for base salaries for comparable positions, the tenure of the officers, and the base salaries of the officers relative to one another, as well as the internal salary ranges for the officer's level.

Effective July 2007, each named executive officer received an annual merit increase of 3.5% to his base salary. Effective October 2007, Mr. Glenn received an additional base salary increase of 3.74% based upon his increased responsibilities resulting from the realignment of FedEx Office under FedEx Services, which he leads. Effective December 2007, in connection with the elimination of Mr. Rebholz's vehicle allowance, he received an additional base salary increase in an amount equal to the annual car allowance, $6,955 (or less than 1% of his previous base salary). As a result of these increases, the annual base salaries of our named executive officers as of May 31, 2008 were as follows:

Name	Annual Base Salary
F.W. Smith	$1,434,840
A.B. Graf, Jr.	902,784
D.J. Bronczek	942,756
T.M. Glenn	832,188
D.F. Rebholz	875,016

Cash Payments Under Annual Incentive Compensation Plans

Our AIC program provides an annual cash bonus opportunity to our employees, including the named executive officers, at the conclusion of each fiscal year based upon the achievement of AIC objectives for company and individual performance established at the beginning of the year, as illustrated below:

$$\text{Annual Base Salary} \times \text{Bonus Target Percentage} \times \left[\text{Company Performance Factor} + \text{Individual Performance Factor} \right] = \text{AIC Payout}$$

Target AIC payouts are established as a percentage of the executive officer's base salary. Payouts above target levels are based upon the company's performance, rather than achievement of individual objectives; accordingly, the executive officer receives above-target payouts only if the company exceeds the AIC target objective for annual financial performance. The maximum AIC payout represents three times the portion of the target payout that is based upon target annual financial performance (plus the portion of the target payout that is based upon the achievement of individual performance objectives).

As an example of our commitment to compete collectively and manage collaboratively, the AIC payout for all named executive officers, including the operating segment CEOs, is tied to the performance of FedEx as a whole — for the fiscal 2008 AIC plan, consolidated pre-tax income. The company performance factor is a pre-established multiplier that corresponds, on a sliding scale, to the percentage achievement of the AIC target objective for annual financial performance. The multiplier matrix for company performance factors is designed so that if the AIC annual financial performance threshold (for fiscal 2008, consolidated pre-tax income of $3.677 billion) is achieved but is less than target (for fiscal 2008, consolidated pre-tax income of $3.738 billion), the multiplier decreases on a sliding scale based on the percentage achievement of the AIC target objective. On the other hand, if the company exceeds the AIC target objective, the multiplier increases on a sliding scale (up to the maximum, as described above) based on the percentage that the target objective is exceeded up to the AIC annual financial performance maximum (for fiscal 2008, consolidated pre-tax income of $4.418 billion).

AIC objectives for company annual financial performance are typically based upon our business plan for the fiscal year, which is reviewed and approved by the Board of Directors. Consistent with our long-term focus, we measure performance against our business plan, rather than a stipulated growth rate or an average of growth rates from prior years, to account for short-term economic and competitive conditions and anticipated strategic investments that may have short-term profit implications. We address year-over-year improvement targets through our LTI plans, as discussed below.

Ordinarily our business plan objective for the financial performance measure becomes the target objective for company performance under our AIC plan. For the fiscal 2008 AIC plan, however, in order to further motivate management to improve the company's performance despite the expected weak economic conditions and continued high fuel prices, we used the business plan objective for consolidated pre-tax income as the threshold (rather than the target) under the AIC plan. In fact, for the fiscal 2009 AIC plan, because of the same motivational considerations, the company financial performance threshold under the AIC plan — which will be measured by EPS, rather than consolidated pre-tax income — will be even higher than the business plan objective for EPS. In addition, under the fiscal 2009 AIC plan, the AIC payout opportunity relating to individual performance will be contingent upon achievement of EPS objectives under the plan (as well as the achievement of individual performance objectives).

The fiscal 2008 AIC target payouts for the named executive officers, as a percentage of base salary, were as follows:

Name	Target Payout
F.W. Smith	130%
A.B. Graf, Jr.	90%
D.J. Bronczek	100%
T.M. Glenn	90%
D.F. Rebholz	80%

The following table illustrates for our named executive officers the fiscal 2008 AIC formulas and total AIC payout opportunities (as a percentage of the target payout described above):

Allocation of Goals

	Individual Objectives		+	Consolidated Pre-Tax Profit		=	Payout Opportunity	
	Target	Maximum		Target	Maximum		Target	Maximum
FedEx Corporation CEO	–	–		100%	300%		100%	300%
FedEx Corporation EVPs	30%	30%		70%	210%		100%	240%
FedEx Express CEO	30%	30%		70%	210%		100%	240%
FedEx Ground CEO	30%	30%		70%	210%		100%	240%

Chairman of the Board, President and Chief Executive Officer. Mr. Smith's AIC payout is tied to the achievement of our internal goals for company financial performance for the fiscal year. Mr. Smith's threshold (minimum) AIC payout is zero. His target AIC payout is set as a percentage of his base salary, and his maximum AIC payout is set as a multiple of the target payout. The independent members of the Board of Directors, upon the recommendation of the Compensation Committee, approve these percentages. The actual AIC payout ranges, on a sliding scale, from the threshold to the maximum based upon the performance of the company against our company financial performance goals.

In addition, the independent Board members, upon the recommendation of the Compensation Committee, may adjust this amount upward or downward based on their annual evaluation of Mr. Smith's performance, including the quality and effectiveness of his leadership and the following corporate performance measures:

- FedEx's stock price performance relative to the Standard & Poor's 500 Composite Index, the Dow Jones Transportation Average, the Dow Jones Industrial Average and competitors;
- FedEx's stock price to earnings (P/E) ratio relative to the Standard & Poor's 500 Composite Index, the Dow Jones Industrial Average and competitors;
- FedEx's market capitalization;
- FedEx's revenue and operating income growth relative to competitors;
- FedEx's free cash flow (excluding business acquisitions), return on invested capital (excluding certain unusual items), and weighted average cost of capital;
- Analyst coverage and ratings for FedEx's stock;
- FedEx's U.S. and international revenue market share; and
- FedEx's reputation rankings by various publications and surveys.

None of these factors is given any particular weight in determining whether to adjust Mr. Smith's bonus amount.

Non-CEO Named Executive Officers. The AIC payouts for the other named executive officers are tied to the achievement of (i) individual objectives established at the beginning of the fiscal year for each executive (30% of the target payout), and (ii) our internal goals for company financial performance for the fiscal year (70% of the target payout). The threshold (minimum) AIC payout is zero. The target AIC payout is set as a percentage of the executive's base salary, and the maximum AIC payout is set as a multiple of the target payout (the Compensation Committee approves these percentages). The actual AIC payout ranges, on a sliding scale, from the threshold to the maximum based upon the performance of the individual and the company against the objectives.

Individual performance objectives for the non-CEO named executive officers vary by management level and by operating segment and include (but are not limited to):

- Provide leadership to support the achievement of financial goals;
- Support and develop key strategic initiatives;
- Maintain the highest standards of corporate governance; and

- Support diversity for our customers, our employees and our community.

Individual performance objectives are designed to further the company's business objectives. Achievement of individual performance objectives is generally within each officer's control or scope of responsibility, and the objectives are intended to be achieved with an appropriate level of effort and effective leadership by the officer. The achievement level of each non-CEO named executive officer's individual objectives is based on Mr. Smith's evaluation at the conclusion of the fiscal year, which is reviewed by the Compensation Committee.

Fiscal 2008 AIC Performance and Payouts. The following table presents the consolidated pre-tax income threshold, target and maximum for the company performance factor under our fiscal 2008 AIC plan and our actual consolidated pre-tax income for fiscal 2008 (in millions):

Company Performance Measure	Threshold	Target	Maximum	Actual
Consolidated Pre-Tax Income	$3,677	$3,738	$4,418	$2,016

Based upon the company's below-threshold actual performance and each non-CEO named executive officer's achievement of individual performance objectives, payouts to the named executive officers under the fiscal 2008 AIC plans were as follows (compared to the target and maximum payouts):

Name	Target AIC Payout	Maximum AIC Payout	Actual AIC Payout
F.W. Smith	$1,865,292	$5,595,876	$ 0
A.B. Graf, Jr.	812,506	1,950,014	231,564
D.J. Bronczek	942,756	2,262,614	254,544
T.M. Glenn	748,969	1,797,526	202,222
D.F. Rebholz	700,013	1,680,031	203,704

The independent Board members, upon the recommendation of the Compensation Committee, decided not to exercise their discretion (which is described above) to adjust the amount of Mr. Smith's fiscal 2008 AIC payout. Accordingly, he did not receive a payout under the fiscal 2008 AIC plan.

Cash Payments Under LTI Program

The LTI program provides a long-term cash payment opportunity to members of management, including the named executive officers, based upon achievement of aggregate EPS goals for the preceding three-fiscal-year period. The LTI plan design provides for payouts that correspond to specific EPS goals established by the Board of Directors. The EPS goals represent total growth in EPS (over a base year) for the three-year term of the LTI plan.

The following chart illustrates the relationship between EPS growth and payout:



LTI Payout Opportunity
(as a percentage of target)
150%
125%
100%
75%
50%
25%
0%
5.0%
7.5%
10.0%
12.5%
15.0%
Three-Year Average Annual EPS Growth

As illustrated by the above chart, the LTI program provides for:

- Target payouts if the three-year average annual EPS growth rate is 12.5%;
- Above-target payouts if the growth rate is above 12.5% up to a maximum amount (equal to 150% of the target payouts) if the growth rate is 15% or higher; and
- Below-target payouts if the growth rate is below 12.5% down to a threshold amount (equal to 25% of the target payouts) if the growth rate is 5%. No LTI payment is made unless the three-year average annual EPS growth rate is at least 5%.

Exclusion of Kinko's-Related Charge from LTI Program. We acquired Kinko's, Inc. (now known as FedEx Office) in fiscal 2004. During the fourth quarter of fiscal 2008, we recorded a charge of approximately $891 million ($696 million, net of tax, or $2.23 per diluted share), predominantly for impairment of the value of the Kinko's trade name and the goodwill recorded as a result of the Kinko's acquisition — $515 million related to impairment of the trade name and $367 million related to reduction of the recorded value of the goodwill. In June 2008, the Board of Directors, upon the recommendation of the Compensation Committee, decided that it was in the best interests of the company and its shareowners to exclude the $891 million charge from fiscal 2008 EPS for purposes of (i) determining achievement levels under the FY2006-FY2008, FY2007-FY2009 and FY2008-FY2010 LTI plans, and (ii) setting EPS goals (by applying the above EPS growth rates) under the FY2009-FY2011 LTI plan. The Board based this decision upon its belief that including the charge in the calculation of EPS for purposes of the first three plans would result in substantially reduced payouts that would not accurately reflect the company's core financial performance during the relevant three-year period. The Board was also concerned that such an unfair result could adversely impact FedEx's ability to retain its highly qualified and effective management. With respect to the FY2009-FY2011 LTI plan, without excluding the charge, the goals would be substantially too low and too easily exceeded, thereby resulting in above-target or maximum payouts that would not accurately reflect the company's core financial performance during the three-year period.

Fiscal 2008 LTI Performance and Payouts. The following table presents the aggregate EPS threshold, target and maximum under our FY2006-FY2008 LTI plan, which was established by the Board of Directors in

2005, and our actual aggregate EPS (excluding the Kinko's-related charge, as discussed above) for the three-year period ended May 31, 2008:

Performance Measure	Threshold	Target	Maximum	Actual (excluding charge)
FY2006-FY2008 Aggregate EPS	$15.62	$18.00	$18.85	$18.14

Based upon this performance, payouts to the named executive officers under the FY2006-FY2008 LTI plan were as follows (compared to the threshold, target and maximum payouts):

Name	Threshold LTI Payout	Target LTI Payout	Maximum LTI Payout	Actual LTI Payout
F.W. Smith	$625,500	$2,500,000	$3,750,000	$2,705,000
A.B. Graf, Jr.	187,500	750,000	1,125,000	811,500
D.J. Bronczek	250,000	1,000,000	1,500,000	1,082,000
T.M. Glenn	187,500	750,000	1,125,000	811,500
D.F. Rebholz	154,168	616,666	925,000	667,233

LTI Payout Opportunities. The Board of Directors has established LTI plans for the three-fiscal-year periods 2007 through 2009 and 2008 through 2010, providing cash payment opportunities for fiscal 2009 and 2010, respectively, if certain EPS goals are achieved with respect to those periods. The following table presents the aggregate EPS thresholds, targets and maximums under these two plans and our progress toward these goals as of May 31, 2008 (excluding the Kinko's-related charge, as discussed above):

Performance Period	Aggregate EPS Threshold	Aggregate EPS Target	Aggregate EPS Maximum	Actual Aggregate EPS as of May 31, 2008 (excluding charge)
FY2007-FY2009	$19.30	$22.24	$23.28	$12.31 (with one year remaining)
FY2008-FY2010	21.44	24.72	25.88	5.83 (with two years remaining)

The following table sets forth the threshold (minimum), target and maximum payouts for the named executive officers under these two plans:

Name	Performance Period	Estimated Future Payouts Threshold ($)	Target ($)	Maximum ($)
F.W. Smith	FY2007-FY2009	875,000	3,500,000	5,250,000
	FY2008-FY2010	875,000	3,500,000	5,250,000
A.B. Graf, Jr.	FY2007-FY2009	300,000	1,200,000	1,800,000
	FY2008-FY2010	300,000	1,200,000	1,800,000
D.J. Bronczek	FY2007-FY2009	375,000	1,500,000	2,250,000
	FY2008-FY2010	375,000	1,500,000	2,250,000
T.M. Glenn	FY2007-FY2009	300,000	1,200,000	1,800,000
	FY2008-FY2010	300,000	1,200,000	1,800,000
D.F. Rebholz	FY2007-FY2009	250,000	1,000,000	1,500,000
	FY2008-FY2010	250,000	1,000,000	1,500,000

Long-Term Equity Incentives – Stock Options and Restricted Stock

Amount. Stock options and restricted stock are generally granted on an annual basis to executive officers. As discussed above, an officer's position and level of responsibility are the primary factors that determine the number of option shares and shares of restricted stock awarded to the officer in the annual grant. For instance, all FedEx Corporation executive vice presidents receive the same number of options and restricted shares in the annual grant.

The number of stock options and restricted shares awarded at each management level can vary from year to year. In determining how many option shares and shares of restricted stock should be awarded at each level, the Compensation Committee may consider:

- Target TDC levels and comparison survey data — as discussed above, we include the total value of all equity-based awards (including tax reimbursement payments for restricted stock awards) in our calculation of TDC, and when setting the target TDC levels for our named executive officers, we refer to the 75th percentile of the target TDC for comparable positions in the comparison surveys;
- The total number of shares then available to be granted; and
- Potential shareowner dilution. At May 31, 2008, the total number of option shares and shares of restricted stock outstanding or available for future grant under our equity compensation plans represented 6.5% of the sum of shares outstanding plus the option shares or shares of restricted stock outstanding or available for future grant.

Other factors that the Compensation Committee may consider, especially with respect to special grants outside of the annual-grant framework, include the promotion of an officer to a more senior position or the desire to retain a valued executive or recognize a particular officer's contributions. None of these factors is given any particular weight and the specific factors used may vary among individual executives.

Timing. In selecting dates for awarding equity-based compensation, we do not consider, nor have we ever considered, the price of FedEx's common stock or the timing of the release of material, non-public information about the company. Stock option and restricted stock awards are generally made on an annual basis to executive officers.

When the Compensation Committee approves a special grant outside of the annual-grant framework, such grants are made at a regularly scheduled meeting and the grant date of the awards is the approval date or the next business day, if the meeting does not fall on a business day. If the grant is made in connection with the promotion of an individual or the election of an officer, the grant date may be the effective date of the individual's promotion or the officer's election, if such effective date is after the approval date.

Pricing. The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of FedEx's common stock on the date of grant. Under the terms of our equity incentive plans, the fair market value on the grant date is defined as the average of the high and low trading prices of FedEx's stock on the New York Stock Exchange on that day. We believe this methodology is the most equitable method for determining the exercise price of our stock option awards given the intra-day price volatility often shown by our stock.

Vesting. Stock options and restricted stock granted to executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. This four-year vesting period is intended to further encourage the retention of the executive officers, since unvested stock options and restricted stock are forfeited upon termination of the officer's employment for any reason other than death, permanent disability or retirement. In addition, unvested stock options granted on or after June 1, 2006 terminate upon the officer's retirement.

Tax Reimbursement Payments for Restricted Stock Awards. As noted below, FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient. This prevents the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation. We include the amount of this "tax gross-up" in the calculation of the recipient's TDC for purposes of setting target compensation levels. Therefore, the officers receive fewer shares in each award than they would in the absence of the tax reimbursement payment.

Voting and Dividend Rights on Restricted Stock. Holders of restricted shares are entitled to vote and receive any dividends on such shares. The dividend rights are included in the computation of the value of the restricted stock award for purposes of determining the recipient's total compensation.

Fiscal 2008 Awards. On July 9, 2007, the named executive officers were granted stock option and restricted stock awards as follows:

Name	Number of Stock Options	Number of Shares of Restricted Stock
F.W. Smith	175,000	–
A.B. Graf, Jr.	20,655	6,145
D.J. Bronczek	27,540	7,901
T.M. Glenn	20,655	6,145
D.F. Rebholz	13,770	5,267

As in previous years, at the request of Mr. Smith and in light of his significant stock ownership, the Compensation Committee did not award him any restricted stock. Instead, his equity awards were in the form of stock options, which have value only as the stock price increases from the date of grant.

On September 24, 2007, Mr. Glenn was granted 5,000 additional stock options in recognition of his increased responsibilities resulting from the realignment of FedEx Office under FedEx Services, and on January 14, 2008, Mr. Graf was granted 5,000 additional stock options in order to maintain internal pay equity.

Other Elements of Executive Compensation

Perquisites, Tax Reimbursement Payments and Other Annual Compensation. FedEx's named executive officers receive certain other annual compensation, including:

- certain perquisites, such as personal use of corporate aircraft (though officers are required to reimburse FedEx for substantially all of the incremental cost to FedEx of such usage), security services and equipment, tax return preparation and financial counseling services and physical examinations;
- umbrella insurance, group term life insurance and matching 401(k) contributions; and
- tax reimbursement payments relating to restricted stock awards (as discussed above), certain business-related use of corporate aircraft and certain perquisites, umbrella insurance premiums and benefits accrued under our supplemental non-tax-qualified pension plan.

We provide this other compensation to enhance the competitiveness of our executive compensation program and to increase the productivity (corporate aircraft travel, professional assistance with tax return preparation and financial planning), safety (security services and equipment) and health (annual physical examinations) of our executives so they can focus on producing superior financial returns for our shareowners. The Compensation Committee reviews and approves each of these elements of compensation, and all of the independent directors approve each element as it relates to Mr. Smith. The Committee also reviews and approves FedEx's policies and procedures regarding perquisites and other personal benefits and tax reimbursement payments, including:

- FedEx's written policy setting forth guidelines and procedures regarding personal use of FedEx corporate aircraft; and
- FedEx's executive security procedures.

FedEx's executive security procedures prescribe the level of personal security to be provided to the Chairman, President and Chief Executive Officer and other executive officers, are based on bona fide business-related security concerns and are an integral part of FedEx's overall risk management and security program. These procedures have been assessed by an independent security consulting firm, and deemed necessary and appropriate for the protection of the officers and their families given the history of direct security threats against FedEx executives and the likelihood of additional threats against the officers. The security services and equipment provided to FedEx executive officers may be viewed as conveying personal benefits to the executives and, as a result, must be reported in the Summary Compensation Table on page 39.

With respect to Mr. Smith, FedEx's founder, the FedEx Corporate Security Executive Protection Unit, which is composed of highly trained and experienced security professionals, provides comprehensive physical and personal security services, including on-site residential security, for Mr. Smith and his family. The Board of Directors believes that Mr. Smith's personal safety and security are of the utmost importance to FedEx and its shareowners and, therefore, the costs associated with such security are appropriate and necessary business expenses.

Post-Employment Compensation. While none of FedEx's named executive officers has an employment agreement, they are entitled to receive certain payments and benefits upon termination of employment or a change of control of FedEx, including:

- Retirement benefits under FedEx's pension plans, including a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan and a supplemental non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan — which is designed to provide to the executives the additional benefits that would be paid under the tax-qualified plan but for certain benefit limits contained in the tax laws;
- Accelerated vesting of restricted stock upon the executive's retirement (at or after age 60), death or permanent disability or a change of control of FedEx;
- Accelerated vesting of stock options upon the executive's death or permanent disability or a change of control of FedEx; and
- Lump sum cash payments and post-employment insurance coverage under the executives' Management Retention Agreements upon a qualifying termination of the executive after a change of control of FedEx.

The Compensation Committee approves and recommends Board approval of all plans, agreements and arrangements that provide for these payments and benefits.

In June 2008, the Board of Directors, upon the recommendation of the Compensation Committee, amended the FedEx Corporation Retirement Parity Pension Plan, the supplemental, non-tax-qualified plan, to maintain the interest rate and mortality assumptions that were used before the June 2008 effectiveness of the Pension Protection Act of 2006 for purposes of the lump sump payment of the traditional pension benefit under the plan. In the absence of the amendment, a participant's lump sum distribution could have been reduced by as much as 14%, depending on retirement age and year of retirement, because of the legislation. The Board based the decision to amend the plan on its belief that a significant reduction in plan benefits could have a material adverse impact on the retention of our long-tenured and valuable senior executives. The traditional pension benefits provided to employees, including the named executive officers, under the tax-qualified plan were not adversely affected by the legislation because only a minimal lump sum ($1,000 or less) may be distributed under that plan.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code (as clarified by IRS Notice 2007-49) limits the income tax deduction by FedEx for compensation paid to the Chief Executive Officer and the three other highest-paid executive officers (other than the Chief Financial Officer) to $1,000,000 per year, unless the compensation is "qualified performance-based compensation" or qualifies under certain other exceptions.

- Mr. Smith's base salary is not designed to meet the requirements of Section 162(m) and, therefore, is subject to the $1,000,000 deductibility limit.
- FedEx's equity compensation plans satisfy the requirements of Section 162(m) with respect to stock options, but not with respect to restricted stock awards. Accordingly, compensation recognized by the four highest-paid executive officers (excluding Mr. Graf) in connection with stock options is fully deductible, but compensation with respect to restricted stock awards is subject to the $1,000,000 deductibility limit.
- FedEx's AIC and LTI plans do not meet all of the conditions for qualification under Section 162(m). Compensation received by the four highest paid executive officers (excluding Mr. Graf) under each of these plans is subject, therefore, to the $1,000,000 deductibility limit.

We do not require all of our compensation programs to be fully deductible under Section 162(m) because doing so would restrict our discretion and flexibility in designing competitive compensation programs to promote varying corporate goals. We believe that our Board of Directors should be free to make compensation decisions to further and promote the best interests of our shareowners, rather than to qualify for corporate tax deductions. In fiscal 2008, we incurred approximately $4 million of additional tax expense as a result of the Section 162(m) deductibility limit for compensation paid to the Chief Executive Officer and the three other highest-paid executive officers (other than Mr. Graf).

EXECUTIVE COMPENSATION

In this section we provide certain tabular and narrative information regarding the compensation of our principal executive and financial officers and our three other most highly compensated executive officers for the fiscal year ended May 31, 2008. For additional information regarding compensation of the named executive officers, see "Compensation Discussion and Analysis" on page 19.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Frederick W. Smith	2008	1,430,466	–	–	5,967,239	2,705,000	–	837,548	10,940,253
Chairman, President and Chief Executive Officer (Principal Executive Officer)	2007	1,393,931	–	–	5,865,196	4,772,851	4,013,612	970,002	17,015,592
Alan B. Graf, Jr.	2008	900,240	–	1,777,472	824,065	1,043,064	33,967	537,610	5,116,418
Executive Vice President and Chief Financial Officer (Principal Financial Officer)	2007	869,798	–	1,144,247	952,266	1,800,911	1,716,644	646,906	7,130,772
David J. Bronczek	2008	940,096	–	1,720,862	950,231	1,336,544	–	614,706	5,562,439
President and Chief Executive Officer — FedEx Express	2007	908,305	–	1,315,507	1,131,664	2,203,193	2,332,755	668,600	8,560,024
T. Michael Glenn	2008	819,927	–	1,056,807	734,714	1,013,722	–	501,633	4,126,803
Executive Vice President, Market Development and Corporate Communications	2007	772,872	–	933,500	852,551	1,713,035	1,438,519	540,942	6,251,419
David F. Rebholz[5] *President and Chief Executive Officer — FedEx Ground*	2008	869,090	50,000[6]	1,794,706	475,146	870,937	60,837	496,898	4,617,614

(1) The amounts included in these columns reflect the value of restricted stock and option awards that were recognized as an expense for financial statement reporting purposes in fiscal 2008 and 2007, calculated pursuant to Statement of Financial Accounting Standards ("FAS") 123R, "Share-Based Payment," excluding, however, any estimate of forfeitures. Accordingly, the columns include amounts relating to awards granted during and prior to the relevant fiscal year.

The value of restricted stock awards is based on the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of grant. The entire value of any stock award granted on or after June 1, 2006 (the date of our adoption of FAS 123R) to a retirement-eligible named executive officer is recognized as an expense in the year of grant. Otherwise, the expense is recognized over the shorter of the four-year vesting period or the period ending at the point in the vesting period when the officer becomes eligible for retirement.

For FAS 123R purposes, we use the Black-Scholes option pricing model to calculate the fair value of stock options. The key assumptions for the Black-Scholes valuation method include the expected life of the option, stock price volatility, the risk-free interest rate, dividend yield and exercise price. The exercise price of stock options granted under FedEx's stock option plans is the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of grant. The following table sets forth the FAS 123R assumptions used in the calculation of the amounts for stock option awards presented in the table:

	Fiscal Year Ended May 31,				
	2008	2007	2006	2005	2004
Expected lives	5 years	5 years	5 years	4 years	4 years
Expected volatility	19%	22%	25%	27%	32%
Risk-free interest rate	4.763%	4.879%	3.794%	3.559%	2.118%
Dividend yield	0.337%	0.302%	0.323%	0.322%	0.310%

The following table sets forth each stock and option award represented in these columns for fiscal 2008 and the amount included for each such award in fiscal 2008.

Name	Stock Awards			Option Awards		
	Date of Award	Total Number of Shares Awarded (#)	Amount Included In Fiscal 2008 ($)	Date of Award	Total Number of Shares Underlying Options Awarded (#)	Amount Included in Fiscal 2008 ($)
F.W. Smith	–	–	–	6/2/2003	250,000	6,000
				6/1/2004	325,000	1,534,460
				6/1/2005	250,000	1,593,684
				6/1/2006	200,000	1,607,110
				7/9/2007	175,000	1,225,985
						5,967,239
A.B. Graf, Jr.	8/14/2003	7,443	49,996	6/2/2003	65,000	1,447
	7/12/2004	6,145	196,315	6/1/2004	38,250	163,314
	6/1/2005	6,145	220,836	6/1/2005	34,425	225,553
	6/1/2006	6,145	481,709	6/1/2006	33,155	272,498
	7/9/2007	6,145	828,616	7/9/2007	20,655	150,046
				1/14/2008	5,000	11,207
			1,777,472			824,065
D.J. Bronczek	8/14/2003	9,924	66,662	6/2/2003	85,000	1,939
	7/12/2004	7,901	252,414	6/1/2004	51,000	224,271
	6/1/2005	7,901	283,942	6/1/2005	45,900	298,384
	6/1/2006	7,901	451,967	6/1/2006	27,540	227,575
	7/9/2007	7,901	665,877	7/9/2007	27,540	198,062
			1,720,862			950,231
T.M. Glenn	8/14/2003	7,443	49,996	6/2/2003	65,000	1,447
	7/12/2004	6,145	196,315	6/1/2004	38,250	163,314
	6/1/2005	6,145	220,836	6/1/2005	34,425	225,553
	6/1/2006	6,145	270,961	6/1/2006	20,655	172,509
	7/9/2007	6,145	318,699	7/9/2007	20,655	150,046
				9/24/2007	5,000	21,845
			1,056,807			734,714
D.F. Rebholz	8/14/2003	4,962	33,331	6/2/2003	30,000	586
	7/12/2004	4,389	140,216	6/1/2004	25,500	102,337
	6/1/2005	4,389	157,730	6/1/2005	22,950	152,722
	6/1/2006	4,389	370,233	6/1/2006	13,770	117,442
	9/1/2006	878	81,832	7/9/2007	13,770	102,059
	7/9/2007	5,267	1,011,364			
			1,794,706			475,146

(2) Reflects cash payouts under FedEx's fiscal 2008 and 2007 annual incentive compensation plans and FY06-FY08 and FY05-FY07 long-term incentive plans, as follows (see pages 31-35 for further discussion of the fiscal 2008 annual incentive compensation plan and the FY06-FY08 long-term incentive plan):

Name	Year	AIC Payout	LTI Payout	Total Non-Equity Incentive Plan Compensation
F.W. Smith	2008	$ 0	$2,705,000	$2,705,000
	2007	1,397,851	3,375,000	4,772,851
A.B. Graf, Jr.	2008	231,564	811,500	1,043,064
	2007	675,911	1,125,000	1,800,911
D.J. Bronczek	2008	254,544	1,082,000	1,336,544
	2007	703,193	1,500,000	2,203,193
T.M. Glenn	2008	202,222	811,500	1,013,722
	2007	588,035	1,125,000	1,713,035
D.F. Rebholz	2008	203,704	667,233	870,937

(3) Reflects the actuarial increase in the present value of the named executive officer's benefits under the Pension Plan and the Parity Plan (as each such term is defined on page 51 under "Fiscal 2008 Pension Benefits — Overview of Pension Plans"). The present value of the benefits under the Pension Plan and the Parity Plan for Messrs. Smith, Bronczek and Glenn decreased by the following amounts between fiscal 2007 and 2008: Mr. Smith — $743,362; Mr. Bronczek — $40,782; and Mr. Glenn — $202,487. The amounts in the table and this footnote were determined using assumptions (*e.g.*, for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended May 31, 2008. See "Fiscal 2008 Pension Benefits" on page 51.

(4) Includes:

- the aggregate incremental cost to FedEx of providing perquisites and other personal benefits;
- umbrella insurance premiums paid on the officer's behalf;
- group term life insurance premiums paid by FedEx (and with respect to Mr. Rebholz, accidental death and dismemberment insurance premiums paid by FedEx);
- company matching contributions under 401(k) plans; and
- tax reimbursement payments relating to restricted stock awards, certain business-related use of corporate aircraft and certain perquisites, umbrella insurance premiums and benefits accrued under the Parity Plan using the cash balance formula.

The following table shows the amounts included for each such item:

Name	Year	Perquisites and Other Personal Benefits	Umbrella Insurance Premiums	Life Insurance Premiums	Company Contributions Under 401(k) Plans	Tax Reimbursement Payments	Total
F.W. Smith	2008	$753,788	$2,338	$2,520	$7,174	$ 71,728	$837,548
	2007	797,592	2,875	2,520	–	167,015	970,002
A.B. Graf, Jr.	2008	87,773	2,338	2,520	5,681	439,298	537,610
	2007	205,460	2,875	2,520	500	435,551	646,906
D.J. Bronczek	2008	38,140	2,338	2,520	5,499	566,209	614,706
	2007	113,165	2,875	2,520	500	549,540	668,600
T.M. Glenn	2008	33,805	2,338	2,520	7,923	455,047	501,633
	2007	91,063	2,875	2,520	500	443,984	540,942
D.F. Rebholz	2008	36,693	2,338	2,268[a]	9,724	445,875	496,898

(a) Includes $2,100 of group term life insurance premiums and $168 of accidental death and dismemberment insurance premiums.

During fiscal 2008 and 2007, FedEx provided the following perquisites and other personal benefits to the named executive officers:

- ***Personal use of corporate aircraft:*** FedEx maintains a fleet of corporate aircraft that is used primarily for business travel by FedEx employees. FedEx has a written policy that sets forth guidelines and procedures regarding personal use of FedEx corporate aircraft. Effective March 1, 2007, the policy requires officers to pay FedEx two times the cost of fuel for personal trips, plus applicable passenger ticket taxes and fees. These payments are intended to approximate the incremental cost to FedEx of personal corporate aircraft usage. Beginning in fiscal 2006 and through February 28, 2007, the policy allowed personal use of FedEx corporate aircraft by the named executive officers and their family members and guests without charge, subject to various annual caps.
  - Mr. Smith is not required to pay FedEx for any travel on corporate aircraft by his family members or guests when they are accompanying him and he is on business travel. Mr. Smith is required to pay FedEx, however, for any personal travel by him and any personal travel by his family members or guests when they are accompanying him and he is on personal travel or when they are traveling without him.
  - Compensation is included in the table above for personal corporate aircraft travel (which for this purpose includes travel to attend a board or stockholder meeting of an outside company or entity for which the officer serves as a director or trustee) by a named executive officer and his family members and guests to the extent, if any, that the aggregate incremental cost to FedEx of all such travel exceeds the amount the officer paid FedEx for such travel. The incremental cost to FedEx of personal use of corporate aircraft is calculated based on the variable operating cost to FedEx, which includes the cost of fuel, aircraft maintenance, crew travel, landing fees, ramp fees and other smaller variable costs. Because FedEx corporate aircraft are used primarily for business travel, fixed costs that do not change based on usage, such as pilots' salaries and purchase and lease costs, are excluded from this calculation.
  - In addition, when the aircraft are already flying to a destination for business purposes and the officers or their family members or guests ride along on the aircraft for personal travel, there is no additional variable operating cost to FedEx associated with the additional passengers, and thus no compensation is included in the table above for such personal travel. With the exception of Mr. Smith, the officer is still required to pay FedEx for such personal travel, however, if persons on business travel occupy less than 50% of the total available seats on the aircraft. The amount of such payment is a pro rata portion (based on the total number of passengers) of the fuel cost for the flight, multiplied by two, plus applicable passenger ticket taxes and fees.

- For tax purposes, income is imputed to each named executive officer for personal travel and "business-related" travel (travel by the officer's spouse or adult guest who accompanies the officer on a business trip for the primary purpose of assisting the officer with the business purpose of the trip) for the excess, if any, of the Standard Industrial Fare Level (SIFL) value of all such flights during a calendar year over the aggregate fuel payments made by the officer during that calendar year. Pursuant to FedEx's executive security procedures, Mr. Smith is required to use FedEx corporate aircraft for all travel, including personal travel. Accordingly, FedEx reimburses Mr. Smith for taxes relating to any imputed income for his personal travel and the personal travel of his family members and guests when they are accompanying him. FedEx reimburses the other named executive officers for taxes relating to imputed income for business-related travel.

- ***Security services and equipment:*** Pursuant to FedEx's executive security procedures, the named executive officers are provided security services and equipment. To the extent the services and equipment are provided by third parties (*e.g.*, out-of-town transportation and other security-related expenses and home security system installation, maintenance and monitoring), we have included in the table above the amounts paid by FedEx for such services and equipment. For Mr. Smith, these amounts totaled $122,655 and $23,857 for fiscal 2008 and 2007, respectively. To the extent the security services are provided by FedEx employees, we have included amounts representing: (a) the number of hours of service provided to the officer by each such employee multiplied by (b) the total hourly compensation cost of the employee (including, among other things, pension and other benefit costs). For Mr. Smith, these amounts totaled $473,220 and $403,405 for fiscal 2008 and 2007, respectively. For additional information regarding executive security services provided to Mr. Smith, see page 37.

- ***Tax return preparation services:*** FedEx requires officers to have their income tax returns prepared by a qualified third party (other than our independent registered public accounting firm) and pays all reasonable and customary costs for such services. FedEx also makes tax reimbursement payments relating to the income imputed to the officers for these services.

- ***Financial counseling services:*** FedEx reimburses officers for certain financial counseling services, subject to various caps. FedEx also makes tax reimbursement payments relating to the income imputed to the officers for these services.

- ***Personal use of company cars/car allowance:*** FedEx does not provide vehicles to any of the named executive officers, except Mr. Smith. FedEx provides a sport-utility vehicle to Mr. Smith for personal use. The vehicle manufacturer provides the vehicle to FedEx at no additional cost in consideration of the companies' business relationship. Prior to January 22, 2007, FedEx provided two other vehicles to Mr. Smith for personal use. Those two vehicles were also provided to FedEx at no additional cost in consideration of FedEx's business relationship with another vehicle manufacturer. Even though FedEx did not incur any actual monetary costs with respect to any of these vehicles, compensation is included in the table above for Mr. Smith in an amount equal to the fair market lease value of the vehicles (which is also the amount of income that was imputed to Mr. Smith for tax purposes) for the portion of the relevant fiscal year during which he had them. In fiscal 2007, FedEx made tax reimbursement payments to Mr. Smith relating to the income imputed to him for the vehicles in calendar 2006. Beginning with the 2007 calendar year, however, FedEx no longer makes such tax reimbursement payments. Mr. Rebholz's annual car allowance of $6,955 was eliminated effective December 2007.

- ***Physical examinations:*** FedEx pays for officers to have comprehensive annual physical examinations.

- ***Nominal hospitality gifts at company-sponsored events:*** FedEx occasionally provides officers with nominal hospitality gifts at FedEx-sponsored events.

The following table shows the amounts included in the table (the aggregate incremental cost to FedEx) for each such item:

Name	Year	Personal Use of Corporate Aircraft ($)[a]	Security Services and Equipment ($)	Tax Return Preparation Services ($)	Financial Counseling Services ($)	Personal Use of Company Cars/Car Allowance ($)	Other ($)[b]	Total ($)
F.W. Smith	2008	51,959	595,875	64,620	30,673	10,661	–	753,788
	2007	234,427	427,262	64,883	37,383	32,235	1,402	797,592
A.B. Graf, Jr.	2008	60,028	9,009	6,231	12,505	–	–	87,773
	2007	184,374	10,181	5,197	2,138	–	3,570	205,460
D.J. Bronczek	2008	–	6,040	7,100	25,000	–	–	38,140
	2007	92,684	6,201	4,950	7,500	–	1,830	113,165
T.M. Glenn	2008	10,475	15,129	2,000	4,550	–	1,651	33,805
	2007	37,649	6,488	33,825	10,692	–	2,409	91,063
D.F. Rebholz	2008	2,663	5,733	4,350	20,470	3,477	–	36,693

(a) The entire amounts shown for Messrs. Graf and Glenn for fiscal 2008 represent use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the officers serve as directors. The amounts shown for fiscal 2007 include the following amounts for use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the officers serve as directors: Mr. Graf — $96,963; Mr. Bronczek — $3,475; and Mr. Glenn — $23,958.

(b) Includes physical examinations and nominal hospitality gifts at company-sponsored events.

(5) Mr. Rebholz was not a named executive officer for fiscal 2007. Accordingly, the table includes Mr. Rebholz's compensation for fiscal 2008 only.

(6) Mr. Rebholz became the President and Chief Executive Officer of FedEx Ground on January 1, 2007. He received a $50,000 bonus during fiscal 2008 in connection with his promotion.

GRANTS OF PLAN-BASED AWARDS DURING FISCAL 2008

The following table sets forth information regarding grants of plan-based awards made to the named executive officers during the fiscal year ended May 31, 2008:

Name	Type of Plan/Award	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[1]	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[2]
				Threshold ($)	Target ($)	Maximum ($)					
F.W. Smith	Stock Option[3]	07/09/2007	07/08/2007					175,000	114.740	116.17	5,461,575
	FY08 AIC[4]			0	1,865,292	5,595,876					
	FY08-FY10 LTI[5]			875,000	3,500,000	5,250,000					
A.B. Graf, Jr.	Restricted Stock[6]	07/09/2007	07/08/2007				6,145				705,077
	Stock Option[3]	07/09/2007	07/08/2007					20,655	114.740	116.17	644,622
	Stock Option[3]	01/14/2008	01/13/2008					5,000	84.655	84.64	96,140
	FY08 AIC[4]			0	812,506	1,950,014					
	FY08-FY10 LTI[5]			300,000	1,200,000	1,800,000					
D.J. Bronczek	Restricted Stock[6]	07/09/2007	07/08/2007				7,901				906,561
	Stock Option[3]	07/09/2007	07/08/2007					27,540	114.74	116.17	859,496
	FY08 AIC[4]			0	942,756	2,262,614					
	FY08-FY10 LTI[5]			375,000	1,500,000	2,250,000					
T.M. Glenn	Restricted Stock[6]	07/09/2007	07/08/2007				6,145				705,077
	Stock Option[3]	07/09/2007	07/08/2007					20,655	114.74	116.17	644,622
	Stock Option[3]	09/24/2007	09/23/2007					5,000	103.35	102.86	127,661
	FY08 AIC[4]			0	748,969	1,797,526					
	FY08-FY10 LTI[5]			300,000	1,200,000	1,800,000					
D.F. Rebholz	Restricted Stock[6]	07/09/2007	07/08/2007				5,267				604,336
	Stock Option[3]	07/09/2007	07/08/2007					13,770	114.74	116.17	429,748
	FY08 AIC[4]			0	700,013	1,680,031					
	FY08-FY10 LTI[5]			250,000	1,000,000	1,500,000					

(1) The exercise price of the options granted to the individuals shown above was the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of grant.

(2) Represents the full grant date fair value of each equity-based award, computed in accordance with FAS 123R.

(3) Stock options granted to the named executive officers vest ratably over four years beginning on the first anniversary of the grant date. The options may not be transferred in any manner other than by will or the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. See pages 35-37 for further discussion of stock option awards.

(4) In July 2007, the Compensation Committee (with respect to Messrs. Bronczek and Rebholz) and the Board of Directors (with respect to Messrs. Smith, Graf and Glenn) established these annual performance cash compensation plans, which provided a cash payment opportunity to the named executive officers at the conclusion of fiscal 2008. Payment amounts were based upon the achievement of company financial performance goals for fiscal 2008 and individual objectives established at the beginning of fiscal 2008 for each officer other than Mr. Smith. See pages 31-33 for further discussion of these plans.

(5) The Board of Directors established this long-term performance cash compensation plan in July 2007. The plan provides a long-term cash payment opportunity to the named executive officers at the conclusion of fiscal 2010 if FedEx achieves an aggregate earnings-per-share goal established by the Board with respect to the three-fiscal-year period 2008 through 2010. No amounts can be earned under the plan until 2010 because achievement of the earnings-per-share goal can only be determined following the conclusion of the three-fiscal-year period. The estimated individual future payouts under the plan are set dollar amounts ranging from threshold (minimum) amounts, if the earnings-per-share goal achieved is less than target, up to maximum amounts, if the plan goal is substantially exceeded. There is no assurance that these estimated future payouts will be achieved. See pages 33-35 for further discussion of this plan.

(6) Shares of restricted stock awarded to the named executive officers vest ratably over four years beginning on the first anniversary of the grant date. Holders of restricted shares are entitled to vote such shares and receive any dividends paid on FedEx common stock. FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient (these tax reimbursement payments are not included in the computation of the grant date fair value of the awards shown in the table above; the payments are reflected in "All Other Compensation" in the Summary Compensation Table on page 39). See pages 35-37 for further discussion of restricted stock awards.

OUTSTANDING EQUITY AWARDS AT END OF FISCAL 2008

The following table sets forth for each named executive officer certain information about unexercised stock options and unvested shares of restricted stock held at the end of the fiscal year ended May 31, 2008:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[a]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[a]	Market Value of Shares or Units of Stock That Have Not Vested ($)[b]
F.W. Smith	300,000	–	55.9375	06/01/2009		
	300,000	–	36.0000	06/01/2010		
	437,500	–	40.4900	06/01/2011		
	375,000	–	53.7650	06/03/2012		
	250,000	–	64.5300	06/02/2013		
	243,750	81,250[1]	72.8450	06/01/2014		
	125,000	125,000[2]	89.7000	06/01/2015		
	50,000	150,000[3]	110.0600	06/01/2016		
	–	175,000[4]	114.7400	07/09/2017		
A.B. Graf, Jr.	40,000	–	55.9375	06/01/2009		
	10,000	–	41.6563	01/21/2010		
	40,000	–	36.0000	06/01/2010		
	56,250	–	40.4900	06/01/2011		
	45,000	–	53.7650	06/03/2012		
	65,000	–	64.5300	06/02/2013		
	28,687	9,563[5]	72.8450	06/01/2014		
	17,212	17,213[6]	89.7000	06/01/2015		
	8,288	24,867[7]	110.0600	06/01/2016		
	–	20,655[8]	114.7400	07/09/2017		
	–	5,000[9]	84.6550	01/14/2018		
					15,364[10]	1,409,032
D.J. Bronczek	40,000	–	55.9375	06/01/2009		
	20,000	–	40.4688	12/07/2009		
	12,600	–	41.6563	01/21/2010		
	60,000	–	36.0000	06/01/2010		
	72,531	–	40.4900	06/01/2011		
	60,000	–	53.7650	06/03/2012		
	85,000	–	64.5300	06/02/2013		
	38,250	12,750[11]	72.8450	06/01/2014		
	22,950	22,950[12]	89.7000	06/01/2015		
	6,885	20,655[13]	110.0600	06/01/2016		
	–	27,540[14]	114.7400	07/09/2017		
					19,754[15]	1,811,639
T.M. Glenn	10,000	–	41.6563	01/21/2010		
	56,250	–	40.4900	06/01/2011		
	45,000	–	53.7650	06/03/2012		
	65,000	–	64.5300	06/02/2013		
	28,687	9,563[16]	72.8450	06/01/2014		
	17,212	17,213[17]	89.7000	06/01/2015		
	5,163	15,492[18]	110.0600	06/01/2016		
	–	20,655[19]	114.7400	07/09/2017		
	–	5,000[20]	103.3500	09/24/2017		
					15,364[21]	1,409,032

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[a]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[a]	Market Value of Shares or Units of Stock That Have Not Vested ($)[b]
D.F. Rebholz	7,500	–	64.5300	06/02/2013		
	6,375	6,375[22]	72.8450	06/01/2014		
	5,738	11,475[23]	89.7000	06/01/2015		
	3,442	10,328[24]	110.0600	06/01/2016		
	–	13,770[25]	114.7400	07/09/2017		
					12,511[26]	1,147,384

(a) The following table sets forth the vesting dates of the options and restricted stock included in these columns:

Name		Date	Number
F. W. Smith	(1)	06/01/2008	81,250
	(2)	06/01/2008	62,500
		06/01/2009	62,500
	(3)	06/01/2008	50,000
		06/01/2009	50,000
		06/01/2010	50,000
	(4)	07/09/2008	43,750
		07/09/2009	43,750
		07/09/2010	43,750
		07/09/2011	43,750
A. B. Graf, Jr.	(5)	06/01/2008	9,563
	(6)	06/01/2008	8,606
		06/01/2009	8,607
	(7)	06/01/2008	8,289
		06/01/2009	8,289
		06/01/2010	8,289
	(8)	07/09/2008	5,163
		07/09/2009	5,164
		07/09/2010	5,164
		07/09/2011	5,164
	(9)	01/14/2009	1,250
		01/14/2010	1,250
		01/14/2011	1,250
		01/14/2012	1,250
	(10)	06/01/2008	3,072
		07/09/2008	1,536
		07/12/2008	1,537
		06/01/2009	3,073
		07/09/2009	1,536
		06/01/2010	1,537
		07/09/2010	1,536
		07/09/2011	1,537
D. J. Bronczek	(11)	06/01/2008	12,750
	(12)	06/01/2008	11,475
		06/01/2009	11,475
	(13)	06/01/2008	6,885
		06/01/2009	6,885
		06/01/2010	6,885
	(14)	07/09/2008	6,885
		07/09/2009	6,885
		07/09/2010	6,885
		07/09/2011	6,885
	(15)	06/01/2008	3,950
		07/09/2008	1,975
		07/12/2008	1,976
		06/01/2009	3,951
		07/09/2009	1,975
		06/01/2010	1,976
		07/09/2010	1,975
		07/09/2011	1,976
T. M. Glenn	(16)	06/01/2008	9,563
	(17)	06/01/2008	8,606
		06/01/2009	8,607
	(18)	06/01/2008	5,164
		06/01/2009	5,164
		06/01/2010	5,164
	(19)	07/09/2008	5,163
		07/09/2009	5,164
		07/09/2010	5,164
		07/09/2011	5,164
	(20)	09/24/2008	1,250
		09/24/2009	1,250
		09/24/2010	1,250
		09/24/2011	1,250
	(21)	06/01/2008	3,072
		07/09/2008	1,536
		07/12/2008	1,537
		06/01/2009	3,073
		07/09/2009	1,536
		06/01/2010	1,537
		07/09/2010	1,536
		07/09/2011	1,537

		Date	Number
D. F. Rebholz	(22)	06/01/2008	6,375
	(23)	06/01/2008	5,737
		06/01/2009	5,738
	(24)	06/01/2008	3,443
		06/01/2009	3,442
		06/01/2010	3,443
	(25)	07/09/2008	3,442
		07/09/2009	3,443
		07/09/2010	3,442
		07/09/2011	3,443
	(26)	06/01/2008	2,194
		07/09/2008	1,316
		07/12/2008	1,098
		09/01/2008	220
		06/01/2009	2,195
		07/09/2009	1,317
		09/01/2009	219
		06/01/2010	1,098
		07/09/2010	1,317
		09/01/2010	220
		07/09/2011	1,317

(b) Computed by multiplying the closing market price of FedEx's common stock on May 30, 2008 (which was $91.71) by the number of shares.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2008

The following table sets forth for each named executive officer certain information about stock options that were exercised and restricted stock that vested during the fiscal year ended May 31, 2008:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
F.W. Smith	700,000	39,518,120	–	–
A.B. Graf, Jr.	50,000	2,915,945	6,469	720,896
D.J. Bronczek	50,000	3,007,560	8,406	936,526
T.M. Glenn	80,000	5,545,692	6,469	720,896
D.F. Rebholz	–	–	4,751	529,256

(1) If the shares were sold immediately upon exercise, the value realized on exercise of an option is the difference between the actual sales price and the exercise price of the option. Otherwise, the value realized is the difference between the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of exercise and the exercise price of the option.

(2) Represents the fair market value of the shares on the vesting date.

FISCAL 2008 PENSION BENEFITS

The following table sets forth for each named executive officer certain information with respect to each plan that provides for payments or other benefits at, following or in connection with retirement, other than our stock option and restricted stock plans. For information regarding benefits triggered by retirement under our stock option and restricted stock plans, see page 55.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Fiscal 2008 ($)
F.W. Smith	FedEx Corporation Employees' Pension Plan	36	1,164,464	–
	FedEx Corporation Retirement Parity Pension Plan	36	26,411,752	–
A.B. Graf, Jr.	FedEx Corporation Employees' Pension Plan	28	790,063	–
	FedEx Corporation Retirement Parity Pension Plan	28	7,961,751	–
D.J. Bronczek	FedEx Corporation Employees' Pension Plan	32	817,006	–
	FedEx Corporation Retirement Parity Pension Plan	32	9,738,922	–
T.M. Glenn	FedEx Corporation Employees' Pension Plan	27	675,566	–
	FedEx Corporation Retirement Parity Pension Plan	27	6,342,196	–
D.F. Rebholz	FedEx Corporation Employees' Pension Plan	32	878,749	–
	FedEx Corporation Retirement Parity Pension Plan	32	6,954,430	–

(1) These amounts were determined using assumptions (*e.g.*, for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended May 31, 2008. The benefits are expressed as lump sum amounts, even though the benefits using the traditional pension benefit formula under the Pension Plan (as defined below) are generally not payable as a lump sum distribution (only $1,000 or less may be distributed as a lump sum under the Pension Plan). The present value of the accumulated benefit under the Parity Plan (as defined below) includes an amount to reflect FedEx's practice of paying FICA taxes on behalf of Parity Plan participants. This estimated tax amount, including the tax gross-up, equals 2.50% of the present value of the Parity Plan benefit excluding the Portable Pension Account (as defined below) benefit, for which FICA taxes have already been paid. See "— Taxes" below.

Overview of Pension Plans

FedEx maintains a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan (the "Pension Plan"). For 2008, the maximum compensation limit under a tax-qualified pension plan is $230,000. The Internal Revenue Code also limits the maximum annual benefits that may be accrued under a tax-qualified, defined benefit pension plan. In order to provide 100% of the benefits that would otherwise be denied certain management-level participants in the Pension Plan due to these limitations, FedEx also maintains a supplemental non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan (the "Parity Plan"). Benefits under the Parity Plan are general, unsecured obligations of FedEx.

Effective May 31, 2003, FedEx amended the Pension Plan and the Parity Plan to add a cash balance feature, which is called the Portable Pension Account. Eligible employees as of May 31, 2003 had the option to make a one-time election to accrue future pension benefits under either the cash balance formula or the traditional pension benefit formula. In either case, employees retained all benefits previously accrued under the traditional pension benefit formula and continued to receive the benefit of future compensation increases on benefits accrued as of May 31, 2003. Eligible employees hired after May 31, 2003 accrue benefits exclusively under the Portable Pension Account.

Beginning June 1, 2008, eligible employees who participate in the Pension Plan and the Parity Plan, including the named executive officers, will accrue all future pension benefits under the Portable Pension Account. In addition, benefits previously accrued under the Pension Plan and the Parity Plan using the traditional pension benefit formula were capped as of May 31, 2008, and those benefits will be payable beginning at retirement. Effective June 1, 2008, each participant in the Pension Plan and the Parity Plan who was age 40 or older on that date and who has an accrued traditional pension benefit will receive a transition compensation credit, as described in more detail below. Employees who elected in 2003 to accrue future benefits under the Portable Pension Account will continue to accrue benefits under that formula.

The named executive officers also participate in FedEx's tax-qualified, defined contribution 401(k) retirement savings plans. Beginning January 1, 2008, the annual matching company contribution under each of FedEx's 401(k) plans is a maximum of 3.5% of eligible earnings. In order to provide 100% of the benefits that would otherwise be denied participants in the tax-qualified 401(k) plans due to certain limitations imposed by United States tax laws, effective June 1, 2008, Parity Plan participants, including the named executive officers, will receive additional Portable Pension Account compensation credits equal to 3.5% of any eligible earnings above the maximum compensation limit for tax-qualified plans ($230,000 for 2008).

Normal retirement age for the majority of participants, including the named executive officers, under the Pension Plan and the Parity Plan is age 60. The traditional pension benefit under the Pension Plan for a participant who retires between the ages of 55 and 60 will be reduced by 3% for each year the participant receives his or her benefit prior to age 60.

Traditional Pension Benefit

Under the traditional pension benefit formula, the Pension Plan and the Parity Plan provide 2% of the average of the five calendar years (three calendar years for the Parity Plan) of highest earnings during employment multiplied by years of credited service for benefit accrual up to 25 years. Eligible compensation for the traditional pension benefit under the Pension Plan and the Parity Plan for the named executive officers includes salary and annual incentive compensation.

A named executive officer's capped accrued traditional pension benefit will be calculated using his years of credited service as of either May 31, 2003 or May 31, 2008, depending on whether he chose to accrue future benefits under the cash balance formula or the traditional pension benefit formula in 2003, and his eligible earnings history as of May 31, 2008.

Portable Pension Account

For employees accruing benefits under the Portable Pension Account, the pension benefit accrued after May 31, 2003 is expressed as a notional cash balance account. For each plan year in which a participant is credited with a year of service, compensation credits are added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

Age + Service on May 31	Compensation Credit
Less than 55	5%
55-64	6%
65-74	7%
75 or over	8%

On May 31, 2007, the sum of age plus years of service for the four named executive officers who elected the Portable Pension Account feature in 2003 was as follows: Mr. Smith — 97; Mr. Graf — 80; Mr. Bronczek — 83; and Mr. Rebholz — 85. Eligible compensation under the Portable Pension Account feature for the named executive officers includes salary and annual incentive compensation.

Transition compensation credits are an additional compensation credit percentage to be granted to participants in the Pension Plan and the Parity Plan who were age 40 or older on June 1, 2008 and who have an accrued benefit under the traditional pension benefit formula. For each plan year in which an eligible participant is credited with a year of service, transition compensation credits will be added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

Age + Service on May 31	Transition Compensation Credit*
Less than 55	2%
55-64	3%
65-74	4%
75 or over	5%

* For years of credited service over 25, transition compensation credits are 2% per year.

An eligible participant will receive transition compensation credits for five years (through May 31, 2013) or until he or she has 25 years of credited service, whichever is longer. For participants with 25 or more years of service, transition compensation credits are 2% per year and will cease as of May 31, 2013. An eligible participant's first transition compensation credit will be added to his or her Portable Pension Account on May 31, 2009.

Interest credits are added to a participant's Portable Pension Account benefit at the end of each fiscal quarter (August 31, November 30, February 28 and May 31). The May 31 interest credit is added prior to the May 31 compensation credit or transition compensation credit (or additional compensation credit under the Parity Plan). Interest credits are based on the Portable Pension Account notional balance and a quarterly interest crediting rate, which is equal to the greater of (a) ¼ of the one-year Treasury constant maturities rate for April of the preceding plan year plus 0.25% and (b) 1% (¼ of 4%). The quarterly interest crediting rate, when compounded quarterly, cannot produce an annual rate greater than the average 30-year Treasury rate for April of the preceding plan year. In no event, however, will the quarterly interest crediting rate be less than 0.765%. Interest credits will continue to be added until the last day of the month before plan benefits are distributed. The quarterly interest-crediting rate for the plan year ended May 31, 2007 was 1.2416%. The quarterly interest-crediting rate for the plan year ended May 31, 2008 was 1.1958%.

Lump Sum Distribution

Upon a participant's retirement, the traditional pension benefit under the Pension Plan is payable as a monthly annuity. Upon a participant's retirement or other termination of employment, an amount equal to the vested Portable Pension Account notional balance under the Pension Plan is payable to the participant in the form of a lump sum payment or an annuity.

Through December 31, 2008, Parity Plan participants can elect to receive benefits accrued through December 31, 2004 as a single lump sum distribution. If a participant does not elect to receive a lump sum distribution, benefits accrued under the Parity Plan through December 31, 2004 will be paid as an annuity. All benefits accrued after December 31, 2004 under the Parity Plan are required to be paid to participants as a lump sum distribution.

The lump sum payment of the traditional pension benefit under the Parity Plan was previously calculated based on the interest rate assumption used in the Pension Plan — *i.e.*, the average 30-year Treasury rate for April of the preceding plan year. The Pension Protection Act of 2006 requires the use of a higher interest rate assumption for the Pension Plan beginning on June 1, 2008. In order to prevent substantial erosion of the traditional pension lump sum benefit under the Parity Plan, in June 2008 the Board of Directors approved an amendment to the Parity Plan to maintain the use of the average 30-year Treasury rate for April of the preceding plan year as the interest rate assumption for the Parity Plan. The traditional pension benefit provided to employees, including the named executive officers, under the Pension Plan was not adversely affected by the legislation because only a minimal lump sum ($1,000 or less) may be distributed under that plan.

In accordance with United States tax law, this amendment required the elimination of the option for Parity Plan participants to receive their pre-December 31, 2004 benefits as a single lump sum distribution or as an annuity. Accordingly, all Parity Plan benefits will be paid as a single lump sum distribution beginning January 1, 2009.

Taxes

FedEx pays the FICA taxes attributable to the Parity Plan benefit on behalf of the participant, and reimburses the participant for any taxes resulting from the payment of such taxes. Under current law, Parity Plan benefits are subject to FICA taxes when they are definitely determinable. Benefits accrued under the Portable Pension Account formula are definitely determinable each year that a participant receives a compensation credit. Accordingly, to the extent the FICA taxes relate to the Portable Pension Account under the Parity Plan, they are due and the tax reimbursement payments are made as the benefits are accrued, and such payments to the applicable named executive officers are included in the "All Other Compensation" column of the Summary Compensation Table on page 39. Otherwise, an estimate of such payments is reflected in the "Present Value of Accumulated Benefit" column of the Pension Benefits table above.

Because the traditional pension benefit under the Parity Plan has been capped as of May 31, 2008, such benefit will be definitely determinable in 2008. As a result, the entire present value of the Parity Plan traditional pension benefit of a participant, including each of the named executive officers, will be subject to FICA taxes in 2008.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

This section provides information regarding payments and benefits to the named executive officers that would be triggered by termination of the officer's employment (including resignation, or voluntary termination; severance, or involuntary termination; and retirement) or a change of control of FedEx.

Each of the named executive officers is an at-will employee and, as such, does not have an employment contract. In addition, if the officer's employment terminates for any reason other than retirement, death or permanent disability, any unvested stock options are automatically terminated and any unvested shares of restricted stock are automatically forfeited. Accordingly, there are no payments or benefits that are triggered by any termination event (including resignation and severance), other than retirement, death or permanent disability or termination after a change of control of FedEx.

Benefits Triggered by Retirement, Death or Permanent Disability – Stock Option and Restricted Stock Plans

Retirement. When an employee retires:

- all restrictions applicable to the restricted shares held by the employee lapse (if retirement occurs at or after age 60), provided that the restrictions shall not lapse prior to the first anniversary of the date of award of the restricted shares);
- all of the employee's unvested stock options granted prior to June 1, 2006 continue to vest according to their terms after retirement; and
- all of the employee's unvested stock options granted on or after June 1, 2006 terminate.

The following table quantifies for each named executive officer the value of his unvested restricted shares, the vesting of which would be accelerated upon retirement:

Benefits Triggered By Retirement

Name	Value of Unvested Restricted Shares ($)[1]
F.W. Smith	–
A.B. Graf, Jr.	1,409,032
D.J. Bronczek	1,811,639
T.M. Glenn	1,409,032
D.F. Rebholz	1,147,384

(1) Computed by multiplying the price per share of FedEx's common stock by the number of unvested shares of restricted stock held by the officer (including 6,145 shares for each of Messrs. Graf and Glenn, 7,901 shares for Mr. Bronczek and 5,267 shares for Mr. Rebholz, which shares were granted on July 9, 2007 and could not otherwise vest in connection with the officer's retirement prior to July 9, 2008). The table assumes that the officer retired on May 31, 2008 (and that the officer was age 60 or above on such date) and that the price per share of FedEx's common stock was the closing market price on May 30, 2008 (which was $91.71).

For information regarding retirement benefits under our pension plans, see "Fiscal 2008 Pension Benefits" on page 51.

Death or Permanent Disability. When an employee dies or becomes permanently disabled:

- all restrictions applicable to the restricted shares held by the employee lapse, provided that the restrictions shall not lapse prior to the first anniversary of the date of award of the restricted shares; and
- all of the employee's unvested stock options immediately vest.

The following table quantifies for each named executive officer the value of his unvested restricted shares and stock options, the vesting of which would be accelerated upon death or permanent disability (assuming the officer died or became permanently disabled on May 31, 2008):

Benefits Triggered By Death or Permanent Disability

Name	Value of Unvested Restricted Shares ($)[1]	Value of Unvested Stock Options ($)[2]	Total ($)
F.W. Smith	–	1,784,031	1,784,031
A.B. Graf, Jr.	1,409,032	250,279	1,659,311
D.J. Bronczek	1,811,639	286,658	2,098,297
T.M. Glenn	1,409,032	215,004	1,624,036
D.F. Rebholz	1,147,384	143,329	1,290,713

(1) Computed by multiplying the closing market price per share of FedEx's common stock on May 30, 2008 (which was $91.71) by the number of unvested shares of restricted stock held by the officer as of May 31, 2008 (including 6,145 shares for each of Messrs. Graf and Glenn, 7,901 shares for Mr. Bronczek and 5,267 shares for Mr. Rebholz, which shares were granted on July 9, 2007 and could not otherwise vest in connection with the officer's death or permanent disability prior to July 9, 2008).

(2) Represents the difference between the closing market price per share of FedEx's common stock on May 30, 2008 (which was $91.71) and the exercise price of each unvested option held by the officer as of May 31, 2008.

In addition, FedEx provides each named executive officer with:

- $1,500,000 of group term life insurance coverage ($700,000 for Mr. Rebholz); and
- A supplemental long-term disability program, with a monthly benefit (other than for Mr. Rebholz) equal to the difference between 60% of the officer's basic monthly earnings and $10,000 (provided the officer continues to meet the definition of disability, these benefits generally continue until age 65). Mr. Rebholz's monthly long-term disability benefit is $18,000.

Benefits Triggered by Change of Control or Termination After Change of Control – Stock Option and Restricted Stock Plans and Management Retention Agreements

Stock Options and Restricted Stock. Our stock option plans provide that, in the event of a change of control (as defined in the plans; see page B-7 in *Appendix B* for the "change of control" definition used in the plans), each holder of an unexpired option under any of the plans has the right to exercise such option without regard to the date such option would first be exercisable. This right continues, with respect to holders whose employment with FedEx terminates following a change of control, for a period of twelve months after such termination or until the option's expiration date, whichever is sooner.

Our restricted stock plans provide that, in the event of a change of control (as defined in the plans; see page B-7 in *Appendix B* for the "change of control" definition used in the plans), depending on the change of control event, either (i) the restricted shares will be canceled and FedEx shall make a cash payment to each holder in an amount equal to the product of the highest price per share received by the holders of FedEx's common stock in connection with the change of control multiplied by the number of restricted shares held or (ii) the restrictions applicable to any such shares will immediately lapse.

The following table quantifies for each named executive officer the value of his unvested restricted shares and stock options, the vesting of which would be accelerated upon a change of control (assuming that the change of control occurred on May 31, 2008 and that the highest price per share received by FedEx's stockholders in connection with the change of control was the closing market price on May 30, 2008, which was $91.71):

Benefits Triggered By Change of Control[1]

Name	Value of Unvested Restricted Shares ($)[2]	Value of Unvested Stock Options ($)[3]	Total ($)
F.W. Smith	–	1,784,031	1,784,031
A.B. Graf, Jr.	1,409,032	250,279	1,659,311
D.J. Bronczek	1,811,639	286,658	2,098,297
T.M. Glenn	1,409,032	215,004	1,624,036
D.F. Rebholz	1,147,384	143,329	1,290,713

(1) As discussed below, the officer is also entitled under his MRA (as defined below) to a three-year employment agreement upon a change of control and certain guaranteed compensation and benefits during the term of the three-year employment period.

(2) Computed by multiplying the closing market price per share of FedEx's common stock on May 30, 2008 (which was $91.71) by the number of unvested shares of restricted stock held by the officer as of May 31, 2008.

(3) Represents the difference between the closing market price per share of FedEx's common stock on May 30, 2008 (which was $91.71) and the exercise price of each unvested option held by the officer as of May 31, 2008.

Management Retention Agreements. FedEx has entered into Management Retention Agreements ("MRAs") with each of its executive officers, including the named executive officers. The purpose of the MRAs is to secure the executives' continued services in the event of any threat or occurrence of a change of control (as defined in the MRAs; such term has the same meaning as used in FedEx's equity compensation plans — see page B-7 in *Appendix B*). The terms and conditions of the MRAs with the named executive officers are summarized below.

Term. Each MRA renews annually for consecutive two-year terms, unless FedEx gives six months' prior notice that the agreement will not be extended. The non-extension notice may not be given at any time when the Board of Directors has knowledge that any person has taken steps reasonably calculated to effect a change of control of FedEx.

Employment Period. Upon a change of control, the MRA immediately establishes a three-year employment agreement with the executive officer. During the employment period, the officer's position (including status, offices, titles and reporting relationships), authority, duties and responsibilities may not be materially diminished.

Compensation. During the three-year employment period, the executive officer receives base salary (no less than his highest base salary over the twelve-month period prior to the change of control) and annual incentive compensation (no less than his average annual incentive compensation over the three-year period prior to the change of control). The executive officer also receives incentive (including long-term performance bonus), savings and retirement plan benefits, expense reimbursement, fringe benefits, office and staff support, welfare plan benefits and vacation benefits. These benefits must be no less than the benefits the officer had during the 90-day period immediately prior to the change of control.

Termination. The MRA terminates immediately upon the executive officer's death, voluntary termination or retirement. FedEx may terminate the MRA for disability, as determined in accordance with the procedures under FedEx's long-term disability benefits plan. Once disability is established, he receives 180 days' prior notice of termination. FedEx also may terminate the officer's MRA for "cause" (which includes any act of dishonesty by the officer intended to result in substantial personal enrichment, the conviction of the officer of a felony and certain material violations by the officer of his obligations under the MRA).

Benefits for Qualifying Termination. A "qualifying termination" is a termination of the executive's employment by FedEx other than for cause, disability or death or by the officer for "good reason" (principally relating to assignment of duties inconsistent with the officer's position or reductions in compensation).

In the event of a qualifying termination, the executive officer will receive: (i) a lump sum cash payment equal to three times his annual compensation, which includes his base salary, target annual incentive compensation and target long-term incentive compensation; (ii) a lump sum cash payment equal to a pro rata portion of his target payments under the annual and long-term incentive compensation plans then in effect based on the proportion of the applicable one- or three-fiscal-year plan period during which he was employed; and (iii) a lump sum cash payment equal to the excess of the benefit that would be accrued under FedEx's pension and parity plans based on an additional 36 months of age and service over what was actually earned as of the date of termination.

For a period ending on the earliest of (i) 36 months following the termination date, (ii) the commencement of equivalent benefits from a new employer, or (iii) the date on which the executive officer reaches age 60, FedEx agrees to keep in force each plan and policy providing medical, accidental death, disability and life coverage to the officer and his dependents with the same level of coverage and the same terms as each policy and plan in effect immediately prior to the termination date. For a period of 12 months following the termination date, FedEx agrees to provide, at its expense, executive level outplacement assistance to the officer by a nationally recognized outplacement firm acceptable to the officer.

FedEx agrees to pay any taxes incurred by the officer for any payment, distribution or other benefit (including any acceleration of vesting of any benefit) received or deemed received by the officer from FedEx that triggers certain excise taxes.

In exchange for these benefits, the executive officer has agreed that, for the one-year period following his termination, he will not own, manage, operate, control or be employed by any enterprise that competes with FedEx or any of its affiliates.

The following table quantifies for each named executive officer the payments and benefits triggered by a qualifying termination of the officer immediately following a change of control (assuming that the change of control and qualifying termination occurred on May 31, 2008 and that the highest price per share received by FedEx's stockholders in connection with the change of control was the closing market price on May 30, 2008, which was $91.71):

Payments and Benefits Triggered By Termination After Change of Control

Name	Lump Sum Cash Payment – 3x Base Salary and Target Compensation Under Non-Equity Incentive Plans ($)	Lump Sum Cash Payment – Prorated Target Compensation Under Non-Equity Incentive Plans ($)	Lump Sum Cash Payment – Additional 36 Months Under Pension Plans ($)	Health and Welfare Benefits ($)	Outplacement Assistance ($)[1]	Tax Reimbursement Payments ($)	Total ($)
F.W. Smith	17,400,396	7,865,292	1,312,928	–	265,445	–	26,844,061
A.B. Graf, Jr.	7,395,870	2,762,506	671,067	45,832	167,015	–	11,042,290
D.J. Bronczek	8,656,536	3,442,756	739,999	77,322	174,410	–	13,091,023
T.M. Glenn	6,993,471	2,698,969	616,744	185,181	153,955	–	10,648,320
D.F. Rebholz	6,575,085	2,316,679	614,262	44,934	161,878	–	9,712,838

(1) The assumed value of outplacement assistance is 18.5% of the officer's base salary.

DIRECTORS' COMPENSATION

Outside Directors' Compensation

Non-management (outside) directors are paid:

- a quarterly retainer of $19,375;
- $2,000 for each in-person Board meeting attended; and
- $2,000 for each in-person committee meeting attended.

Outside directors who attend a Board or committee meeting telephonically are paid 75% of the applicable in-person meeting fee.

For fiscal 2009, chairpersons of the Compensation, Nominating & Governance and Information Technology Oversight Committees will be paid an additional annual fee of $13,500 (such fee was $12,500 in fiscal 2008). The Audit Committee chairperson will be paid an additional annual fee of $22,500 (such fee was $20,000 in fiscal 2008). Each outside director who is elected at the annual meeting will receive a stock option for 4,400 shares of common stock on the date of the 2008 annual meeting. Any outside director appointed to the Board after the 2008 annual meeting will receive a stock option for 4,400 shares of common stock upon his or her appointment.

Frederick W. Smith, the only director who is also a FedEx employee, receives no additional compensation for serving as a director.

The Compensation Committee annually reviews director compensation, including, among other things, comparing FedEx's director compensation practices with those of other companies with annual revenues greater than $10 billion. Before making a recommendation regarding director compensation to the Board, the Compensation Committee considers that the directors' independence may be compromised if compensation exceeds appropriate levels or if FedEx enters into other arrangements beneficial to the directors.

Retirement Plan for Outside Directors

In July 1997, the Board of Directors of FedEx Express (FedEx's predecessor) voted to freeze the Retirement Plan for Outside Directors (that is, no further benefits would be earned under this plan). Concurrent with the freeze, the Board amended the plan to accelerate the vesting of the benefits for each outside director who was not yet vested under the plan. This plan is unfunded and any benefits under the plan are general, unsecured obligations of FedEx. Once all benefits are paid from the plan, it will be terminated.

The retirement benefit under the plan is based on the annual retainer fee for outside directors at the time the plan was frozen ($40,000) and the years of credited service of an outside director on the Board at that time. The benefit is calculated as an annual amount equal to 10% for each year of credited service up to 100% of the annual retainer fee at the time the plan was frozen. For example, an outside director with two years of credited service has an annual benefit equal to $8,000 (20% of $40,000), and an outside director with ten or more years of credited service has an annual benefit equal to $40,000 (100% of $40,000).

An outside director's annual benefit is payable for no less than ten years and no more than fifteen years based on the director's years of credited service. Under the plan, an outside director with ten or fewer years of credited service is entitled to ten years of payments, and a director with fifteen or more years of credited service is entitled to fifteen years of payments (no outside director entitled to benefits under the plan has between eleven and fourteen years of credited service under the plan). For example, an outside director with nine years of credited service is entitled to receive payments of $36,000 ($40,000 × 90%) for ten years. An outside director with fifteen years of credited service is entitled to receive payments of $40,000 for fifteen years.

An outside director covered under the plan is entitled to a retirement benefit beginning as of the first day of the fiscal quarter of FedEx next following the date of termination of his or her directorship or the date such director attains age 60, whichever is later. This benefit is an annual amount, calculated as set forth above, payable in quarterly installments for the applicable number of years based on the director's years of credited service or, at the director's election, as a lump-sum distribution computed based on the applicable discount rate in effect as of the date of distribution under the Pension Plan.

Charles T. Manatt was elected to the Board of Directors at the 2004 annual meeting of stockholders. Mr. Manatt previously served as a director of FedEx (and its predecessor, FedEx Express) from 1989 until his resignation in December 1999 to become the United States Ambassador to the Dominican Republic. In accordance with the terms of the plan and based on his nine years of credited service, Mr. Manatt is being paid a retirement benefit of $36,000 per year, payable for a total of ten years in quarterly installments. The payments to Mr. Manatt under this plan will end in December 2009 unless Mr. Manatt elects, in accordance with the terms of the plan, to be paid a lump-sum amount for the remaining installments.

The following table sets forth for each of the current directors entitled to receive future benefits under the plan the director's years of credited service, the director's annual benefit amount and the number of years such amount is payable (if the director does not elect to receive the plan benefit as a single lump-sum distribution):

Name	Years of Credited Service	Annual Benefit Amount ($)	Duration of Payments in Years
J.L. Estrin	10	40,000	10
P. Greer	15	40,000	15
J.R. Hyde, III	15	40,000	15
J.I. Smith	9	36,000	10
P.S. Walsh	2	8,000	10
P.S. Willmott	15	40,000	15

Fiscal 2008 Director Compensation

The following table sets forth information regarding the compensation of FedEx's non-employee (outside) directors for the fiscal year ended May 31, 2008:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)(3)	All Other Compensation ($)	Total ($)
J.L. Barksdale	86,625	117,544	–	204,169
A.A. Busch IV	74,625	117,544	–	192,169
J.A. Edwardson	100,125	117,544	–	217,669
J.L. Estrin	89,125	117,544	–	206,669
J.K. Glass(4)	18,610	40,808	–	59,418
P. Greer	90,125	117,544	–	207,669
J.R. Hyde, III	74,125	117,544	–	191,669
S.A. Jackson	86,625	117,544	–	204,169
S.R. Loranger	80,125	117,544	–	197,669
G.W. Loveman	66,228	76,736	–	142,964
C.T. Manatt	77,625	117,544	36,000(5)	231,169
J.I. Smith	80,125	117,544	–	197,669
P.S. Walsh	74,625	117,544	–	192,169
P.S. Willmott	101,625	117,544	–	219,169

(1) The amounts included in this column reflect the value of option awards that were recognized as an expense for financial statement reporting purposes in fiscal 2008, calculated pursuant to FAS 123R, excluding any estimate of forfeitures. Accordingly, the column includes amounts relating to awards granted during and prior to fiscal 2008 (except with respect to Mr. Glass and Mr. Loveman). The following table sets forth each option award represented in the column (except with respect to Mr. Glass and Mr. Loveman) and the amount included for each such award. The amount shown for Mr. Loveman represents the value of awards granted to him in fiscal 2008 only, as he was not a director in the prior year, and the amount shown for Mr. Glass represents the value of awards granted to him in fiscal 2007 only, as he retired as a director at the 2007 annual meeting. Assumptions used in the calculation of these

amounts for fiscal 2008 and 2007 are included in note 1 to the Summary Compensation Table on page 39.

Date of Award	Number of Shares Underlying Options (#)	Amount Included In Fiscal 2008 ($)
9/25/2006	4,400	40,808
9/24/2007	4,400	76,736
		117,544

(2) On September 24, 2007, each current outside director received a stock option for 4,400 shares of common stock. The full grant date fair value of each such option, computed in accordance with FAS 123R, was $112,341.

(3) The following table sets forth the aggregate number of outstanding stock options held by each current outside director at May 31, 2008:

Name	Options Outstanding
J.L. Barksdale	27,200
A.A. Busch IV	30,550
J.A. Edwardson	35,200
J.L. Estrin	67,200
P. Greer	51,200
J.R. Hyde, III	67,200
S.A. Jackson	29,200
S.R. Loranger	8,800
G.W. Loveman	4,400
C.T. Manatt	20,200
J.I. Smith	32,200
P.S. Walsh	47,200
P.S. Willmott	35,200

(4) J. Kenneth Glass retired as a director at the 2007 annual meeting. At May 31, 2008, Mr. Glass held options to purchase 22,800 shares of FedEx common stock.

(5) Represents Mr. Manatt's retirement benefit under the Retirement Plan for Outside Directors. For additional information, see "— Retirement Plan for Outside Directors" above.

PROPOSAL 2 – ADOPTION OF AMENDMENT TO FEDEX'S INCENTIVE STOCK PLAN TO INCREASE THE NUMBER OF OPTION SHARES AND RESTRICTED SHARES ISSUABLE UNDER THE PLAN

FedEx's stockholders are being asked to approve an amendment to the FedEx Corporation Incentive Stock Plan (as amended, the "Plan"), which will:

- increase the number of shares of FedEx common stock issuable pursuant to stock options under the Plan by 10,000,000 shares; and
- increase the number of shares of FedEx common stock issuable pursuant to restricted stock grants under the Plan by 300,000 shares.

FedEx's Board of Directors believes that increasing the number of option shares and restricted shares issuable under the Plan is necessary to allow FedEx to continue to utilize stock options and restricted stock awards to retain and attract the services of key individuals essential to FedEx's long-term growth and financial success. FedEx relies on stock options and restricted stock awards to retain and attract key employees and other individuals and believes that such equity incentives are necessary for FedEx to remain competitive with regard to retaining and attracting qualified individuals.

In furtherance of these objectives, the Board of Directors, upon the recommendation of the Compensation Committee, adopted the amendment described above on June 2, 2008, subject to approval by the stockholders at the annual meeting.

Number of Shares That May Be Awarded and Outstanding Awards Under All Plans

As of August 4, 2008:

- Prior to the requested increase, under the Plan, 1,759,055 shares remained available for issuance pursuant to future stock option awards and 301,027 shares remained available for issuance pursuant to future restricted stock grants;
- An aggregate 97,671 shares remained available under FedEx's 1999 and 2002 Stock Incentive Plans for issuance pursuant to future stock option awards; and
- 252,331 shares remained available for issuance pursuant to future restricted stock grants under FedEx's 2001 Restricted Stock Plan (only treasury shares may be issued under this plan).

The number of shares that may be issued under these plans is subject to adjustment in the event of a stock split, stock dividend, recapitalization or other corporate reorganization. To the extent any shares of common stock covered by an award under any of the plans are forfeited, not issued or cease to be issuable for any reason, including, without limitation, because the award is terminated or canceled or expires unexercised, then the shares of common stock subject to such award may again be used for further awards.

The following table sets forth the number of shares available for future issuance pursuant to stock option and restricted stock awards under FedEx's stock option and restricted stock plans as of August 4, 2008, both before and after the requested increase to shares available under the Plan, together with the equity dilution represented by such shares as a percentage of the shares of FedEx common stock outstanding as of August 4, 2008:

	Total Number of Shares Available for Future Awards	Percentage of Outstanding Shares	Shares Available Only for Restricted Stock Awards[1]	Shares Available Only for Stock Option Awards[1]
Shares available for future awards under all plans before requested increase	2,410,084	0.77%	553,358	1,856,726
Requested increase to shares available under the Plan	10,300,000	3.31%	300,000	10,000,000
Shares available for future awards under all plans after requested increase	12,710,084	4.08%	853,358	11,856,726

(1) These share amounts are included in "Total Number of Shares Available for Future Awards."

As of August 4, 2008, there were 18,442,595 shares of common stock issuable pursuant to the exercise of outstanding stock options with a weighted-average exercise price of $79.39, and 450,450 unvested shares of restricted stock. Approximately 48% of all stock options outstanding on August 4, 2008 (i) were exercisable and (ii) had exercise prices below the closing price on that date ($78.67). Approximately 24% of the outstanding options on that date (i) were exercisable, (ii) had exercise prices below the closing price on that date and (iii) had been outstanding for six or more years. The following table sets forth certain other information relating to stock options outstanding on August 4, 2008:

	Number of Shares Issuable Pursuant to Outstanding Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Years of Contractual Life
In-the-money options outstanding for six or more years	4,514,963	$45.77	2.66
All options outstanding less than six years	13,927,632	$90.30	7.32
Underwater options outstanding for six or more years	–	N/A	N/A

Purpose of the Plan

The purpose of the Plan is to promote the long-term success of FedEx and its subsidiaries and to increase stockholder value by:

- retaining and attracting key employees and directors of outstanding ability;
- encouraging key employees and directors to focus on long-range objectives; and
- further aligning the interests of key employees and directors with the interests of the stockholders.

A summary of the Plan is set forth below. This summary is, however, qualified by and subject to the more complete information set forth in the Plan, as proposed to be amended, a copy of which is attached as *Appendix B*.

Administration of the Plan

The Plan is administered by those members (the "Committee"), not less than two, of the Compensation Committee of the Board of Directors, each of whom is both an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and a "non-employee director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended. The Committee, subject to the provisions of the Plan:

- selects persons to receive awards from among those eligible;
- determines the types of awards and the number of shares of common stock covered by such awards;
- establishes the terms, conditions, restrictions and other provisions of awards; and
- amends, modifies, cancels or suspends awards.

The Committee has authority to interpret the Plan and all agreements and other instruments relating to awards, to adopt, amend and rescind rules for the administration of the Plan and to make such other determinations and take such other actions that it deems necessary or advisable for the effective administration of the Plan.

Types of Awards

The Committee may award restricted shares of FedEx common stock and options to purchase shares of FedEx common stock under the Plan.

Number of Shares That May Be Awarded

Excluding the proposed amendment, the Plan authorizes FedEx to grant:

- options to purchase for cash an aggregate of not more than 12,500,000 shares of FedEx common stock; and
- restricted stock awards of not more than 1,250,000 shares of FedEx common stock.

The amendment would increase the aggregate number of shares of FedEx common stock issuable pursuant to stock options to 22,500,000, and the aggregate number of restricted shares that may be granted to 1,550,000. The number of shares that may be issued under the Plan is subject to adjustment in the event of a stock split, stock dividend, recapitalization or other corporate reorganization. The Plan provides that no person may be granted options for more than 600,000 shares during any fiscal year.

The Plan provides for the use of authorized but unissued shares or treasury shares. To the extent any shares of common stock covered by an award under the Plan are forfeited, not issued or cease to be issuable for any reason, including, without limitation, because the award is terminated or canceled or expires unexercised, then the shares of common stock subject to such award may again be used for further awards under the Plan.

Term of the Plan

The Plan became effective on September 29, 2003, and was amended at the 2004 and 2005 annual meetings of stockholders on September 27, 2004 and September 26, 2005, respectively. The Compensation Committee also approved amendments to the Plan on January 8, 2006 and June 1, 2008. The proposed Plan amendment will become effective when approved by the stockholders. Unless the Plan is earlier terminated in accordance with its provisions, no awards will be made under the Plan after May 31, 2013, but outstanding options and restrictions on restricted shares issued under the Plan may extend beyond that date.

Eligibility to Receive Awards

Unless otherwise determined by the Committee, awards of restricted stock and stock options may be made to key employees, including approximately 310 officers, of FedEx and its subsidiaries, as may be designated by the Committee. In addition, non-employee directors may receive stock options as set forth in the Plan, but are not eligible to receive restricted stock awards.

Provisions Applicable to Restricted Stock Awards

Terms, Conditions and Restrictions. The Committee has authority to establish the terms, conditions, restrictions and other provisions of each restricted stock award. Unless otherwise specified by the Committee, restricted shares shall be restricted for a period of at least one year and not more than ten years. Except as otherwise provided in the Plan or determined by the Committee, the recipient of restricted shares must remain employed by FedEx or a subsidiary during the restriction period or otherwise forfeit all right, title and interest in and to the restricted shares. Until such time as the restrictions on the restricted shares terminate, FedEx or its designee will hold such restricted shares in escrow on the recipient's behalf.

Agreements, Certificates and Stock Legends. A restricted stock award will be evidenced by a written agreement, in such form as may be specified by the Committee, issued by FedEx and setting forth the terms, conditions, restrictions and other provisions of the award. Shares of restricted stock may be represented by certificates or be uncertificated. Any certificates for restricted shares may, if the Committee so determines, bear a legend referring to the restrictions and the instruments to which the shares are subject.

Rights with Respect to Shares. The recipient of a restricted stock award has all rights of ownership with respect to such underlying shares, including the right to vote such shares and to receive any dividends paid thereon, subject, however, to the provisions of the Plan, the agreement relating to the award and, if such shares are represented by a certificate, any legend on the certificate for such shares. Any additional shares of FedEx common stock received incident to the ownership of restricted shares, as a result of a stock dividend, stock split, merger or otherwise, will also be restricted and be subject to the same restrictions and, if such shares are represented by a certificate, bear the same legend as the original restricted shares.

Transferability Restrictions. During the applicable restriction period, restricted shares may not be sold, pledged, assigned, exchanged, encumbered, hypothecated, transferred or disposed of in any manner.

Lapse of Restrictions. Unless otherwise determined by the Committee, the restrictions applicable to restricted shares terminate with respect to such shares on the earliest to occur of:

- the specified expiration of the restriction period (including upon a change of control),
- the recipient's retirement at or after the age of 60,
- the recipient's permanent disability, or
- the recipient's death,

provided that, in the event of the recipient's retirement at or after the age of 60 or permanent disability, the restrictions will not terminate prior to six months after the date of award, unless otherwise specified by the Committee. If a recipient retires at or after the age of 55, but before the age of 60, the restrictions will continue until the earlier of the specified expiration of the restriction period, the recipient's permanent disability or the recipient's death.

Tax Reimbursement. At the Committee's discretion, FedEx may make a tax reimbursement cash payment in favor of an award recipient in connection with the tax consequences resulting from the restricted stock award, the lapse of restrictions on the restricted shares or the payment by the recipient of any taxes related thereto, subject to any conditions the Committee may specify.

Provisions Applicable to Stock Options

Exercise Price. The Committee may grant options to purchase FedEx common stock for cash at a price not less than the fair market value of the shares, which is equal to the average of the high and low prices of the common stock on the New York Stock Exchange on the grant date. The closing price of FedEx's common stock on August 4, 2008 was $78.67.

Term of Options; Incentive Stock Options. Unless otherwise determined by the Committee, options may not be exercised later than ten years after the grant date. Subject to the limitations imposed by the provisions of the Code, certain of the options granted under the Plan may be designated "incentive stock options."

Written Agreement. Each stock option granted under the Plan will be evidenced by a written agreement, in such form as may be specified by the Committee, issued by FedEx and setting forth the terms, conditions and other provisions of the stock option, including the number of shares covered by the stock option, the exercise price per share, the term of the stock option and the vesting schedule. A recipient of a stock option award may not exercise the stock option until he or she executes and delivers such agreement to FedEx.

Transferability Restrictions. A stock option issued under the Plan by its terms will be personal, and may not be sold, pledged, assigned, exchanged, encumbered, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution.

Rights After Termination of Employment. Unless otherwise determined by the Committee:

- No option may be exercised after termination of an optionee's employment or directorship for any reason other than death, disability or retirement.
- Effective with respect to stock options granted on or after June 1, 2006, if an optionee retires, such optionee's option will cease to vest and may be exercised solely to the extent exercisable at the time of the optionee's retirement until the expiration of the stated period of the option.
- If an optionee's employment or directorship terminates by reason of permanent disability, such optionee's option immediately vests and may be exercised for a period of twenty-four months after such termination date (except no option may be exercised less than six months from the grant date) or until the expiration of the option, whichever period is shorter.
- If an optionee dies after retirement or within the twenty-four month period following termination by reason of disability, the optionee's option may be exercised by the optionee's legal representative, to the extent to which it was exercisable at the time of death, for a period of twelve months from the date of death or until the expiration of the option, whichever period is shorter.

- If an optionee dies while an employee or director, such optionee's options immediately vest and may be exercised by the optionee's legal representative for a period of twelve months from the date of death or until the expiration of the option, whichever period is shorter.

Payment of Exercise Price. Because the options are to be granted as incentives, FedEx will not receive any cash consideration for granting options. Payment in full of the option price in cash must be made upon exercise of any option.

Cancellation of Outstanding Options. The Committee may revoke and cancel any outstanding options which, in the aggregate, would create a significant adverse effect on FedEx's financial statements if the Financial Accounting Standards Board subjects such options to new accounting rules.

Stock Option Grants to Non-Employee Directors

The Committee may grant to each non-employee director who is elected at or who remains in office following an annual meeting, immediately following such meeting, an option to purchase such number of shares of FedEx common stock as shall be determined by the Committee. Each non-employee director who is elected or appointed a director other than at an annual meeting may be granted upon such election or appointment an option to purchase such number of shares of FedEx common stock as shall be determined by the Committee. Options granted to non-employee directors cannot be exercised earlier than one year from the grant date.

Tax Withholding

All distributions under the Plan, including the grant of any awards and the issuance of common stock pursuant to an award, are subject to the withholding of all applicable taxes. The Committee may condition the delivery of any award or the issuance of any common stock pursuant to an award on the satisfaction of applicable withholding obligations. FedEx does not withhold shares or permit a Plan participant to exchange shares in order to satisfy a tax withholding obligation.

Repricing and Discounting Prohibited

The Plan prohibits the repricing of outstanding options (including, without limitation, by canceling an outstanding option and replacing such option with a new option with a lower exercise price) and the granting of discounted options.

Loans Prohibited

FedEx will not loan funds to an optionee for the purpose of paying the exercise price associated with a stock option issued under the Plan or for the purpose of paying any taxes associated with the issuance, exercise or vesting of any award under the Plan.

Change of Control

Upon the occurrence of a "change of control" (as defined in the Plan): (i) depending on the change of control event, restricted shares will either be canceled and FedEx shall make a cash payment to the holders in an amount equal to the highest price per share received by the holders of FedEx's common stock in connection with the change of control multiplied by the number of restricted shares held, with any non-cash consideration to be valued in good faith by the Committee, or the restrictions applicable to any such shares will immediately lapse; and (ii) all outstanding stock options will become fully vested and immediately exercisable. Any option holder whose employment or directorship terminates following a change of control may exercise his or her option for a period ending on the earlier of the date of expiration of such option or the date that is twelve months after the termination of employment or directorship.

Termination and Amendment of the Plan

The Board of Directors or the Committee may suspend or terminate the Plan at any time and the Committee may amend or modify the Plan and amend, cancel or suspend any award made under the Plan at any time; provided, however, that without the consent of the recipients affected, no such suspension, termination, cancellation, amendment or modification may materially impair the rights of such recipients with respect to awards previously granted, except as provided in the Plan. Certain amendments and modifications as specified in the Plan, including an amendment to increase the number of shares issuable under the Plan or to reprice outstanding stock options, may not be made, however, without the requisite vote of FedEx's stockholders.

Benefits to Named Executive Officers and Others

The following table sets forth with respect to each named executive officer listed in the Summary Compensation Table on page 39 and each group listed below (i) the number of shares of common stock issuable pursuant to stock options granted under the Plan and (ii) the number of restricted shares of common stock awarded under the Plan, in each case since the Plan's inception on September 29, 2003 through August 4, 2008. The table includes stock option and restricted stock awards made under the Plan from September 29, 2003 through August 4, 2008. It does not include any grants made during this same period under any of FedEx's other stock option or restricted stock plans.

	Option Shares Granted Since Adoption of Plan	Restricted Shares Granted Since Adoption of Plan
F.W. Smith	829,150	–
A.B. Graf, Jr.	117,335	31,610
D.J. Bronczek	133,110	40,639
T.M. Glenn	104,835	31,610
D.F. Rebholz	92,055	25,337
All current executive officers as a group	1,549,710	206,085
All non-employee directors as a group	179,200	–
All employees, including all current officers who are not executive officers, as a group	9,717,565	788,850

New Plan Benefits

Any future awards granted to eligible participants under the Plan are subject to the discretion of the Committee and, therefore, are not determinable at this time.

Foreign Jurisdictions

In order to foster and promote achievement of the material purposes of the Plan in foreign jurisdictions and to fairly accommodate for differences in local law, tax policy or custom, the Committee may modify the terms of the Plan or provide additional terms. These modifications or additional terms may be reflected in sub-plans, supplements or alternative versions of the Plan.

Federal Income Tax Consequences

The following is a brief description of the material United States federal income tax consequences associated with awards under the Plan. It is based on existing United Sates laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. Tax consequences in other countries may vary.

Restricted Stock. Restricted stock is not taxable to a recipient at the time of grant, but instead is included in ordinary income (at its then fair market value) when the restrictions lapse. A recipient may elect, however, to recognize income at the time of grant, in which case the fair market value of the restricted shares at the time of grant is included in ordinary income and there is no further income recognition when the restrictions lapse. FedEx is entitled to a tax deduction in an amount equal to the ordinary income recognized by the recipient.

A recipient's tax basis for restricted shares will be equal to the amount of ordinary income recognized by the recipient. The recipient will recognize capital gain (or loss) on a sale of the restricted stock if the sale price exceeds (or is lower than) such basis. The holding period for restricted shares for purposes of characterizing gain or loss on the sale of any shares as long- or short-term commences at the time the recipient recognizes ordinary income pursuant to an award.

Stock Options. Neither incentive stock option grants nor non-qualified stock option grants cause any tax consequences to the optionee or FedEx. Upon the exercise of a non-qualified stock option, the excess of the market value of the shares acquired over their exercise price is ordinary income to the optionee and is deductible by FedEx. The optionee's tax basis for the shares is the market value thereof at the time of exercise. Any gain or loss realized upon a subsequent disposition of the stock will generally constitute capital gain.

Upon the exercise of an incentive stock option, the optionee will not realize taxable income, but the excess of the fair market value of the stock over the exercise price may give rise to alternative minimum tax. When the stock acquired upon exercise of an incentive stock option is subsequently sold, the optionee will recognize income equal to the difference between the sales price and the exercise price of the option. If the sale occurs after the expiration of two years from the grant date and one year from the exercise date, the income will constitute long-term capital gain. If the sale occurs prior to that time, the optionee will recognize ordinary income to the extent of the lesser of the gain realized upon the sale or the difference between the fair market value of the acquired stock at the time of exercise and the exercise price; any additional gain will constitute capital gain. FedEx will be entitled to a deduction in an amount equal to the ordinary income recognized by the optionee. If the optionee exercises an incentive stock option more than three months after his or her termination of employment due to retirement or more than twelve months after his or her termination of employment due to permanent disability, he or she is deemed to have exercised a non-qualified stock option.

Compensation realized by optionees on the exercise of non-qualified stock options or the disposition of shares acquired upon exercise of any incentive stock options is considered performance-based compensation under the Code and not subject to the $1,000,000 deductibility limit of Section 162(m) of the Code.

Vote Required for Approval

The affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote is required to approve the amendment to the Plan.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

EQUITY COMPENSATION PLANS

Equity Compensation Plans Approved by Stockholders

Stockholders approved FedEx's 1993, 1995, 1997, 1999 and 2002 Stock Incentive Plans, as amended, and FedEx's Incentive Stock Plan, as amended. Although options are still outstanding under the 1993, 1995 and 1997 plans, no shares are available under these plans for future grants.

Equity Compensation Plans Not Approved by Stockholders

FedEx's 2001 Restricted Stock Plan, as amended, was approved by the Board of Directors, but was not approved by the stockholders. Under the terms of this plan, key employees may receive restricted shares of common stock as determined by the Compensation Committee. Only treasury shares may be issued under this plan. Restrictions on the shares typically expire over four years from the award date. Holders of restricted shares are entitled to vote such shares and to receive any dividends paid on FedEx common stock.

In connection with its acquisition of Caliber System, Inc. in January 1998, FedEx assumed Caliber's officers' deferred compensation plan. This plan was approved by Caliber's board of directors, but not by Caliber's or FedEx's stockholders. Following FedEx's acquisition of Caliber, Caliber stock units under the plan were converted to FedEx common stock equivalent units. In addition, the employer's 50% matching contribution on compensation deferred under the plan was made in FedEx common stock equivalent units. Subject to the provisions of the plan, distributions to participants with respect to their stock units may be paid in shares of FedEx common stock on a one-for-one basis. Effective January 1, 2003, no further deferrals or employer matching contributions will be made under the plan. Participants may continue to acquire FedEx common stock equivalent units under the plan, however, pursuant to dividend equivalent rights.

Summary Table

The following table sets forth certain information as of May 31, 2008 with respect to compensation plans under which shares of FedEx common stock may be issued. This table does not include the additional shares of common stock that may be issued under FedEx's Incentive Stock Plan if the Plan amendment is approved by the stockholders at the annual meeting.

Equity Compensation Plan Information

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in the First Column)
Equity compensation plans approved by stockholders	16,600,694[1]	$78.35	4,179,216[2]
Equity compensation plans not approved by stockholders	8,961[3]	N/A	252,331[4]
Total	16,609,655	$78.35	4,431,547

(1) Represents shares of common stock issuable upon exercise of outstanding options granted under FedEx's stock option plans. This number does not include: (a) 77,112 shares of common stock issuable upon exercise of outstanding options granted under plans assumed by FedEx in acquisitions; (b) 6,920 shares of common stock issuable under a retirement plan assumed by FedEx for former non-employee directors of Caliber System, Inc.; and (c) 28,364 shares of common stock issuable under stock credit plans assumed by FedEx in the Caliber acquisition. The weighted average exercise price of outstanding options granted under option plans assumed in acquisitions as of May 31, 2008 was $21.91.

FedEx cannot make any additional awards under these assumed plans, but additional FedEx common stock equivalent units may be issued to current participants under the assumed stock credit plans pursuant to dividend equivalent rights.

(2) Includes 3,684,999 option shares available for future grants under FedEx's Incentive Stock Plan and other stock option plans and 494,217 shares available for future restricted stock grants under FedEx's Incentive Stock Plan.

(3) Represents shares of FedEx common stock issuable pursuant to the officers' deferred compensation plan assumed by FedEx in the Caliber acquisition as described under "— Equity Compensation Plans Not Approved by Stockholders" above.

(4) Represents shares available for future grants under FedEx's 2001 Restricted Stock Plan, as amended, as described under "— Equity Compensation Plans Not Approved by Stockholders" above. Only treasury shares may be issued under this plan.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee assists the Board of Directors in its oversight of FedEx's financial reporting process. The Audit Committee's responsibilities are more fully described in its charter, which is available on the FedEx Web site at *http://ir.fedex.com/com_charters.cfm*.

Management has the primary responsibility for the financial statements and the financial reporting process, including internal control over financial reporting. FedEx's independent registered public accounting firm is responsible for performing an audit of FedEx's consolidated financial statements and expressing an opinion on the fair presentation of those financial statements in conformity with United States generally accepted accounting principles. The independent registered public accounting firm also is responsible for performing an audit of and expressing an opinion on the effectiveness of FedEx's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited consolidated financial statements for the fiscal year ended May 31, 2008, including a discussion of, among other things: (i) the acceptability and quality of the accounting principles; (ii) the reasonableness of significant accounting judgments and critical accounting policies and estimates; (iii) the clarity of disclosures in the financial statements; and (iv) the adequacy and effectiveness of FedEx's financial reporting procedures, disclosure controls and procedures and internal control over financial reporting, including management's assessment and report on internal control over financial reporting. The Audit Committee also discussed with the Chief Executive Officer and Chief Financial Officer of FedEx their respective certifications with respect to FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2008.

The Audit Committee reviewed and discussed with the independent registered public accounting firm the audited consolidated financial statements for the fiscal year ended May 31, 2008, the firm's judgments as to the acceptability and quality of FedEx's accounting principles and such other matters as are required to be discussed with the Audit Committee under the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"), including those matters required to be discussed by Statement on Auditing Standards No. 61, as amended, *Communications with Audit Committees* (as adopted by the PCAOB in Rule 3200T). The Audit Committee also reviewed and discussed with the independent registered public accounting firm their audit of the effectiveness of FedEx's internal control over financial reporting.

In addition, the Audit Committee has received from the independent registered public accounting firm the written disclosures regarding the firm's independence and the letter required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees* (as adopted by the PCAOB in Rule 3600T), and has discussed with the independent registered public accounting firm those disclosures and other matters relating to the firm's independence.

The Audit Committee discussed with FedEx's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditor and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of FedEx's internal controls and the overall quality of FedEx's financial reporting.

In reliance on the reviews and discussions referred to above, and the receipt of unqualified opinions from Ernst & Young LLP dated July 10, 2008, with respect to the consolidated financial statements of FedEx as of and for the fiscal year ended May 31, 2008, and with respect to the effectiveness of FedEx's internal control over financial reporting, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2008, for filing with the Securities and Exchange Commission.

Audit Committee Members

John A. Edwardson – *Chairman*
Gary W. Loveman
Joshua I. Smith
Peter S. Willmott

AUDIT AND NON-AUDIT FEES

The following table sets forth fees for services Ernst & Young LLP provided to FedEx during fiscal 2008 and 2007:

	2008	2007
Audit fees	$11,984,000	$12,401,000
Audit-related fees	490,000	637,000
Tax fees	172,000	598,000
All other fees	15,000	15,000
Total	$12,661,000	$13,651,000

- *Audit Fees.* Represents fees for professional services provided for the audit of FedEx's annual financial statements, the audit of FedEx's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, the review of FedEx's quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.
- *Audit-Related Fees.* Represents fees for assurance and other services related to the audit of FedEx's financial statements. The fees for fiscal 2008 and 2007 were primarily for benefit plan audits.
- *Tax Fees.* Represents fees for professional services provided primarily for domestic and international tax compliance and advice. Tax compliance and preparation fees totaled $21,000 and $15,000 in fiscal 2008 and 2007, respectively.
- *All Other Fees.* Represents fees for products and services provided to FedEx not otherwise included in the categories above. The amounts shown for fiscal 2008 and 2007 include fees for online technical resources.

FedEx's Audit Committee has determined that the provision of non-audit services by Ernst & Young is compatible with maintaining Ernst & Young's independence.

PROPOSAL 3 – RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Independent Registered Public Accounting Firm

Ernst & Young LLP audited FedEx's annual financial statements for the fiscal year ended May 31, 2008 and FedEx's internal control over financial reporting as of May 31, 2008. The Audit Committee has appointed Ernst & Young to be FedEx's independent registered public accounting firm for the fiscal year ending May 31, 2009. The stockholders are asked to ratify this appointment at the annual meeting. Representatives of Ernst & Young will be present at the meeting to respond to appropriate questions and to make a statement if they so desire.

Policies Regarding Independent Auditor

The Audit Committee is directly responsible for the appointment, compensation and oversight of the independent registered public accounting firm. To help ensure the independence of the independent registered public accounting firm, the Audit Committee has adopted two policies: the Policy on Engagement of Independent Auditor; and the Policy on Hiring Certain Employees and Partners of the Independent Auditor.

Pursuant to the Policy on Engagement of Independent Auditor, the Audit Committee preapproves all audit services and non-audit services to be provided to FedEx by its independent registered public accounting firm. The Audit Committee may delegate to one or more of its members the authority to grant the required approvals, provided that any exercise of such authority is presented at the next Audit Committee meeting.

The Audit Committee may preapprove for up to one year in advance the provision of particular types of permissible routine and recurring audit-related, tax and other non-audit services, in each case described in reasonable detail and subject to a specific annual monetary limit also approved by the Audit Committee. The Audit Committee must be informed about each such service that is actually provided. In cases where a service is not covered by one of those approvals, the service must be specifically preapproved by the Audit Committee no earlier than one year prior to the commencement of the service.

Each audit or non-audit service that is approved by the Audit Committee (excluding tax services performed in the ordinary course of FedEx's business) will be reflected in a written engagement letter or writing specifying the services to be performed and the cost of such services, which will be signed by either a member of the Audit Committee or by an officer of FedEx authorized by the Audit Committee to sign on behalf of FedEx.

The Audit Committee will not approve any prohibited non-audit service or any non-audit service that individually or in the aggregate may impair, in the Audit Committee's opinion, the independence of the independent registered public accounting firm.

In addition, FedEx's independent registered public accounting firm may not provide any services, including financial counseling and tax services, to any FedEx officer, Audit Committee member or FedEx managing director (or its equivalent) in the Finance department or to any immediate family member of any such person. The Policy on Engagement of Independent Auditor is available on FedEx's Web site at *http://ir.fedex.com/documentdisplay.cfm?DocumentID=122*.

Pursuant to the Policy on Hiring Certain Employees and Partners of the Independent Auditor, FedEx will not hire a person who is concurrently a partner or other professional employee of the independent registered public accounting firm or, in certain cases, an immediate family member of such a person. Additionally, FedEx will not hire a former partner or professional employee of the independent registered public accounting firm in an accounting role or a financial reporting oversight role if he or she remains in a position to influence the independent registered public accounting firm's operations or policies, has capital balances in the independent registered public accounting firm or maintains certain other financial arrangements with the independent registered public accounting firm. FedEx will not hire a former member of the independent registered public accounting firm's audit engagement team (with certain exceptions) in a financial reporting oversight role without waiting for a required "cooling-off" period to elapse.

FedEx's Executive Vice President and Chief Financial Officer will approve any hire who was employed during the preceding three years by the independent registered public accounting firm, and will annually report all such hires to the Audit Committee.

Vote Required For Ratification

The Audit Committee is responsible for selecting FedEx's independent registered public accounting firm. Accordingly, stockholder approval is not required to appoint Ernst & Young as FedEx's independent registered public accounting firm for fiscal year 2009. The Board of Directors believes, however, that submitting the appointment of Ernst & Young to the stockholders for ratification is a matter of good corporate governance. If the stockholders do not ratify the appointment, the Audit Committee will review its future selection of the independent registered public accounting firm.

The ratification of the appointment of Ernst & Young as FedEx's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSAL 4 – STOCKHOLDER PROPOSAL: INDEPENDENT BOARD CHAIRMAN

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue, N.W., Washington, D.C. 20001, the beneficial owner of 176 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"RESOLVED: That shareholders at FedEx Corporation ("FedEx" or "Company") ask the Board of Directors to adopt a policy that the Board's chairman be an independent director who has not previously served as an executive officer of FedEx. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: It is the Board's responsibility to protect shareholders' long-term interests by providing independent oversight of management, including the CEO, in directing the Company's business and affairs. We believe that having one person fulfill both roles necessarily impairs the Chair's ability to hold the CEO accountable.

Mr. Fred Smith holds the positions of Chairman and CEO at our Company. We believe this leadership structure has allowed Mr. Smith to exert a dominant influence over the Board, impeding the Board's ability to ensure that management acts strictly in the best interests of the Company.

A similar proposal filed at FedEx last year — which received 26% of the vote — highlighted concerns regarding Mr. Smith's leadership in pursuing a questionable business tactic of classifying FedEx Ground drivers as "independent contractors." In its 2007 Proxy Statement, FedEx claimed that the proposal's reference to widespread state and federal investigations concerning the independent contractor model was "irrelevant and clearly self-serving," arguing that "more than 120 agencies and courts . . . have upheld the FedEx Ground independent contractor model."

However, a recent audit by the Internal Revenue Service (IRS) for the 2002 calendar year tentatively concluded that FedEx Ground's pick-up-and-delivery owner-operators are in fact employees for federal employment tax purposes. The IRS anticipates assessing tax delinquencies and penalties of $319 million plus interest for 2002. The Agency is now proceeding with audits for calendar years 2004 through 2006.

Furthermore the Supreme Court of California affirmed a lower Court's ruling in Estrada v. FedEx Ground, confirming that a number of California single-route contractors should be reimbursed as employees for some of their operating expenses.

FedEx now faces approximately 45 other class-action lawsuits, several individual lawsuits, and about 25 state tax and other administrative proceedings, challenging its treatment of drivers as independent contractors.

FedEx has admitted that "it is reasonably possible that such potential loss [related to lawsuits] or such changes to the independent contractor status of FedEx Ground's owner-operators could be material." (FedEx Form 10-Q filed March 20, 2008).

We believe that the IRS's tentative determination — along with extensive pending lawsuits — confirm that FedEx's independent contractor model exposes the Company to staggering financial liability.

The Company's decision nonetheless aggressively to defend this model raises serious questions about Board oversight and underscores the need for an independent Board Chair at our Company.

We urge your support **FOR** this proposal."

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

FedEx and its stockholders are best served by having Mr. Frederick W. Smith, FedEx's founder and Chief Executive Officer, serve as Chairman of the Board of Directors. FedEx's Bylaws provide that the Chairman of the Board of Directors shall be the Chief Executive Officer, unless the Board decides otherwise.

This approach provides the Board with the necessary flexibility to determine whether the positions should be held by the same person or by separate persons based on the leadership needs of FedEx at any particular time. The Board has given careful consideration to separating the roles of Chairman and Chief Executive Officer and has determined that FedEx and its stockholders are best served by having Mr. Smith, FedEx's founder, serve as both Chairman of the Board of Directors and Chief Executive Officer. Mr. Smith's combined role as Chairman and Chief Executive Officer promotes unified leadership and direction for the Board and executive management and it allows for a single, clear focus for the chain of command to execute FedEx's strategic initiatives and business plans.

Mr. Smith has served as both Chairman of the Board and Chief Executive Officer of FedEx since 1977. Mr. Smith is the pioneer of the express transportation industry and his record of innovation, achievement and leadership speaks for itself. Under Mr. Smith's leadership, FedEx has become one of the most trusted and respected brands in the world. FedEx has consistently been ranked in *FORTUNE* magazine's industry lists, including "World's Most Admired Companies" and "America's Most Admired Companies." In addition, during fiscal 2008, Mr. Smith was named the top CEO in our industry by *Institutional Investor* magazine, and one of the top 30 chief executives in the world by *Barron's* magazine. Under Mr. Smith's leadership, FedEx has also experienced strong long-term financial growth and stockholder return. FedEx's compound annual growth rates for revenue, earnings per share and stock price since its initial public offering in 1978 are approximately 20%, 10% and 17%, respectively. The Board of Directors believes that our stockholders have been well served by having Mr. Smith act as both Chairman and Chief Executive Officer.

FedEx's strong and independent Board of Directors effectively oversees our management and provides vigorous oversight of FedEx's business and affairs. The Board of Directors is composed of independent, active and effective directors. Thirteen out of our fourteen directors meet the independence requirements of the New York Stock Exchange, the Securities and Exchange Commission and the Board's standards for determining director independence. Mr. Smith is the only member of executive management who is also a director.

Requiring that the Chairman of the Board be an independent director is not necessary to ensure that our Board provides independent and effective oversight of FedEx's business and affairs. Such oversight is maintained at FedEx through the composition of our Board, the strong leadership of our independent directors and Board committees, and our highly effective corporate governance structures and processes already in place.

The Board of Directors and its committees vigorously oversee the effectiveness of management policies and decisions, including the execution of key strategic initiatives. Each of the Board's committees is composed entirely of independent directors. Consequently, independent directors directly oversee such critical matters as the integrity of FedEx's financial statements, the compensation of executive management, including Mr. Smith's compensation, the selection and evaluation of directors, and the development and implementation of corporate governance programs. The Compensation Committee, together with the other independent directors, conducts an annual performance review of the Chairman and Chief Executive Officer, assessing FedEx's financial and non-financial performance and the quality and effectiveness of Mr. Smith's leadership. In addition, the Nominating & Governance Committee oversees the processes by which Mr. Smith is evaluated.

The Board believes that FedEx's Corporate Governance Guidelines, which are available on the FedEx Web site, help ensure that strong and independent directors will continue to play the central oversight role necessary to maintain FedEx's commitment to the highest quality corporate governance. Pursuant to these governance principles, non-management Board members meet at regularly scheduled executive sessions without management present in conjunction with each in-person Board meeting. The Chairman of the Nominating & Governance Committee presides over these meetings. Each Board member is free to suggest the inclusion of items on the agenda for Board meetings or raise subjects that are not on the agenda for that meeting. In addition, the Board and each Board committee has complete and open access to any member of management and the authority to retain independent legal, financial and other advisors as they deem appropriate.

Finally, the proponent has again selectively referred to certain lawsuits and other proceedings concerning FedEx Ground, as it did with a substantially similar and unsuccessful proposal last year. These references are irrelevant and clearly self-serving. Our Board of Directors has reviewed FedEx Ground's independent contractor model and closely monitors the status of these proceedings. The independent contractor model has been in place since the inception of the company as RPS in 1985, was in place at the time we acquired Caliber System, Inc. in January 1998, and throughout FedEx Ground's history has been upheld by numerous agencies and courts, including United States federal courts. The currently pending material litigation and other proceedings have been described in detail in FedEx's SEC filings, and we intend to vigorously defend ourselves in these proceedings. We will continue to monitor these issues, and to make changes to our relationships with independent contractors, as may be appropriate. FedEx Ground's use of independent contractors is well suited to the needs of the ground delivery business and its customers, which is reflected by FedEx Ground's strong growth.

In sum, the Board believes that FedEx and its stockholders have been and continue to be well served by having Mr. Smith serve as both Chairman of the Board and Chief Executive Officer. The current leadership model, when combined with the current composition of the Board and the other elements of our governance structure, strikes an appropriate balance between strong and consistent leadership and independent oversight of FedEx's business and affairs. This proposal is clearly an attempt by the proponent to advance its own self-interest, which is inconsistent with the best interests of FedEx and its stockholders as a whole. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 5 – STOCKHOLDER PROPOSAL: SHAREHOLDER VOTE ON EXECUTIVE PAY

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner of 100 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"5 – Shareholder Say on Executive Pay

RESOLVED, that shareholders of our company request that our board of directors adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers (NEOs) in the proxy statement's Summary Compensation Table (the SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Supporting Statement

Investors are increasingly concerned about mushrooming executive pay which too often is insufficiently aligned with the creation of shareholder value. As a result, shareholders filed more than 60 "say on pay" resolutions with companies in 2007, averaging a 42% vote. In fact, eight resolutions received majority votes.

In addition, the advisory vote was endorsed by the Council of Institutional Investors. A Chartered Financial Analyst Institute survey found that 76% of its members favored giving shareholders an advisory vote. A bill to provide for annual advisory votes on compensation passed in the House of Representatives by a 2-to-1 margin.

Aflac will present such a resolution to investors in 2008. Verizon, Blockbuster and Par Pharmaceuticals have each adopted a policy in response to a majority vote, and TIAA-CREF held its first Advisory Vote in 2007.

The merits of adopting this proposal should also be considered in the context of our company's corporate governance practices. For instance in 2008 the following governance issues were identified (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com, an independent research firm, rated our company:
  "D" in Corporate Governance.
  "Very High Concern" in executive pay.
  "High Concern" for the Board.
  "High" in Overall Governance Risk Assessment.

- Six directors were long tenured:
  Joshua Smith
  Judith Estrin
  J.R. Hyde
  Phillip Greer (70+ years of age)
  Peter Willmott (70+ years of age)
  Frederick Smith – Chairman and CEO

  This creates the perception of a board within a board and raises concerns about board independence.

- Meanwhile, four directors were potentially conflicted as a result of previous FedEx employment or through related party transactions:
  J.R. Hyde
  James Barksdale
  Peter Willmott
  John Edwardson

- Finally, there were four active CEOs on the board — Overextension concern:
  August Busch IV – Anheuser-Busch
  John Edwardson – CDW Corporation

Steven Loranger – ITT Corporation
Gary Loveman – Harrah's Entertainment
Messrs. Busch and Loranger were on the compensation committee — a practice that can result in an inflationary effect on compensation levels.

- We had no shareholder right to:
  1) Cumulative voting.
  2) To act by written consent.
  3) To call a special meeting.

The above concerns show there is a significant opportunity for improvement at the highest level of our company and reinforces the reason to encourage our board to respond positively to this proposal:

Shareholder Say on Executive Pay –
Yes on 5"

Board of Directors' Statement in Opposition

The Board of Directors and its Compensation and Nominating & Governance Committees have considered this proposal and concluded that it is unnecessary and not in the best interests of our stockholders.

Our stockholders already have a direct and effective method to express their views regarding executive compensation. An advisory vote is not necessary because our stockholders already have an efficient and effective method of communicating directly with our Board of Directors and its Compensation Committee. Stockholders may communicate with any member or committee of our Board of Directors (including the Compensation Committee or the Board generally) as described on page 11 under the heading "Corporate Governance Matters — Communications with Directors." By contacting our Board or members of the Compensation Committee directly, stockholders can specifically, clearly and accurately express any observations or concerns regarding FedEx's compensation policies and practices directly to those charged with designing and administering FedEx's executive compensation program. An advisory vote does not provide that level of communication.

Our executive compensation structure promotes the best interests of our stockholders. As discussed under the heading "Compensation Discussion and Analysis" beginning on page 19, FedEx has a carefully crafted executive compensation program that rewards executives for their performance and aligns their interests with those of FedEx's stockholders. This program is designed and administered by the Compensation Committee, which is composed entirely of independent directors. The Compensation Committee regularly monitors each component of FedEx's executive compensation program and, after careful and thorough deliberation, adopts changes as appropriate to reflect FedEx's business strategy and the dynamic, global marketplace in which FedEx competes for talented executives. In addition, the Compensation Committee has retained an independent executive compensation consultant, which reports directly to the Compensation Committee and assists the Compensation Committee in evaluating FedEx's executive compensation. The Board believes that FedEx's compensation structure for executive officers promotes the best interests of FedEx and its stockholders by enabling FedEx to retain and attract highly qualified and productive executive officers, while ensuring that they are compensated in such a manner as to sustain and enhance long-term stockholder value.

An advisory vote would undermine our highly effective executive compensation program to the detriment of our stockholders. FedEx's global recognition and reputation for excellence in management and leadership make our employees attractive targets for other companies and our executives are aggressively recruited. The Board of Directors and its Compensation Committee have a duty to our stockholders to ensure that our overall compensation program competes well against all types of companies — in our industry and in others — and continues to retain and attract highly qualified and effective executive officers. The proposed advisory vote could create the impression among our executives, as well as by executives whom we may recruit, that their compensation opportunities at FedEx could be limited, especially as compared with opportunities at other companies that have not adopted this practice. If adopted, the proposal would only apply to FedEx and no other company and could have the effect of undermining the

Board's and Compensation Committee's efforts to retain and attract highly talented executives to the detriment of our stockholders.

An advisory vote would not effectively convey meaningful stockholder opinions regarding executive compensation. The proposed advisory vote would not provide our Board of Directors or its Compensation Committee with any meaningful insight into specific stockholder concerns regarding executive compensation that they could address when considering FedEx's compensation policies and practices. It is simply a vote to approve the Summary Compensation Table and related narrative disclosure. Such an advisory vote would not effectively communicate any particular stockholder views about our executive compensation programs and would not provide our Board or its Compensation Committee with any clear indication of, or context necessary to interpret, the meaning of the vote. In addition, an advisory vote could easily be abused by some shareholders to promote their individual political and social agendas, which would further distort the already vague message conveyed by the advisory vote. The proposed advisory vote would therefore not provide any benefit to our stockholders, nor would it provide any useful information to our Board or its Compensation Committee.

For the reasons set forth above we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

OTHER MATTERS

We are not aware of any other matters to be conducted at the meeting. FedEx's Bylaws require stockholders to give advance notice of any proposal intended to be presented at the annual meeting. The deadline for this notice has passed and we did not receive any such notices. If any other matter properly comes before the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

ADDITIONAL INFORMATION

Proxy Solicitation

FedEx will bear all costs of this proxy solicitation. In addition to soliciting proxies by this mailing, our directors, officers and regular employees may solicit proxies personally or by mail, telephone, facsimile or other electronic means, for which solicitation they will not receive any additional compensation. FedEx will reimburse brokerage firms, custodians, fiduciaries and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request. FedEx has retained Morrow & Co., LLC to assist in the solicitation of proxies for a fee of $12,500 plus reimbursement of certain disbursements and expenses.

Householding

We have adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery will receive only one copy of this proxy statement and the 2008 Annual Report to Stockholders, unless contrary instructions have been received from one or more of these stockholders. This procedure will reduce our printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of our annual report and proxy statement, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of our annual report and proxy statement for your household, please contact our transfer agent, Computershare Trust Company, N.A. (in writing: P.O. Box 43069, Providence, Rhode Island 02940-3069; by telephone: in the U.S. or Canada, 1-800-446-2617; outside the U.S. or Canada, 1-781-575-2723).

If you participate in householding and wish to receive a separate copy of this proxy statement and the 2008 Annual Report, or if you do not wish to participate in householding and prefer to receive separate copies of future annual reports and proxy statements, please contact Computershare as indicated above. A separate copy of this proxy statement and the 2008 Annual Report will be delivered promptly upon request.

Beneficial owners of shares held in street name can request information about householding from their banks, brokerage firms or other holders of record.

Stockholder Proposals for 2009 Annual Meeting

Stockholder proposals intended to be presented at FedEx's 2009 annual meeting must be received by FedEx no later than April 20, 2009 to be eligible for inclusion in FedEx's proxy statement and form of proxy for next year's meeting. Proposals should be addressed to FedEx Corporation, Attention: Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph), but is instead sought to be presented directly at the 2009 annual meeting, including nominations of director candidates, FedEx's Bylaws require stockholders to give advance notice of such proposals. The required notice must be given no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting. Accordingly, with respect to our 2009 annual meeting of stockholders, our Bylaws require notice to be provided to FedEx Corporation, Attention: Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120, as early as June 1, 2009 but no later than July 1, 2009. If a stockholder fails to provide timely notice of a proposal to be presented at the 2009 annual meeting, the chairman of the meeting will declare it out of order and disregard any such matter.

By order of the Board of Directors,



CHRISTINE P. RICHARDS
Secretary

COMPANIES IN EXECUTIVE COMPENSATION COMPARISON SURVEY GROUP

3M Company
7-Eleven, Inc.
Abbott Laboratories
Accenture Ltd
Akzo Nobel N.V.
Albertsons, Inc.
Alcatel-Lucent
Alcoa Inc.
Alstom
Altria Group, Inc.
American Express Company
American Standard Inc.
AmerisourceBergen Corporation
Amgen Inc.
AMR Corporation
Anheuser-Busch Companies, Inc.
Apple Inc.
Aramark Corporation
Archer-Daniels-Midland Company
Arrow Electronics, Inc.
ArvinMeritor, Inc.
Ashland Inc.
Associated British Foods plc
AstraZeneca PLC
AT&T Mobility LLC
AT&T Inc.
AutoNation, Inc.
Avis Budget Group, Inc. (formerly known as Cendant)
BAE Systems PLC
BASF Corporation
Baxter International Inc.
Bayer AG
BellSouth Corporation
Berkshire Hathaway Inc.
Best Buy Co., Inc.
Boehringer Ingelheim GmbH
Boeing Company (The)
BP p.l.c.
Bristol-Myers Squibb Company
Bunge Limited
Burlington Northern Santa Fe Corporation
Cadbury-Schweppes PLC
Cardinal Health, Inc.
Cargill, Inc.
Caterpillar Inc.
Cellco Partnership (d/b/a Verizon Wireless)
Chevron Corporation
CHS Inc.
Coca-Cola Company (The)
Colgate-Palmolive Company
Comcast Corporation
ConAgra Foods, Inc.
ConocoPhillips
Constellation Energy Group, Inc.
CSX Corporation
CVS Caremark Corporation
Daimler AG
Daimler Trucks North America LLC
Deere & Company
Dell Inc.
Delphi Corporation
Delta Air Lines, Inc.
Devon Energy Corporation
Diageo plc
Dominion Resources, Inc.
Dow Chemical Company (The)
E. I. du Pont de Nemours and Company
Eastman Kodak Company
Eaton Corporation
Edison International
Electronic Data Systems Corporation
Eli Lilly and Company
EMC Corporation
Emerson Electric Co.
Encana Corporation
Energy Futures Holdings Corporation
Entergy Corporation
European Aeronautic Defence and Space Company N.V. (EADS)
First Data Corporation
Fluor Corporation
Ford Motor Company
FPL Group, Inc.
Gap, Inc. (The)
General Dynamics Corporation
General Electric Company
General Mills, Inc.
General Motors Corporation
GlaxoSmithKline plc
Goodyear Tire & Rubber Company (The)
Halliburton Company
Hawaiian Telecom Communications, Inc.
HCA Inc.
Henkel AG & Co. KGaA
Hess Corporation
Hewlett-Packard Company
Heinz (H. J.) Company
Holcim Ltd
Home Depot, Inc. (The)
Honeywell International Inc.
International Business Machines Corporation
Illinois Tool Works Inc.
Imperial Chemical Industries PLC
Ingersoll-Rand Company Limited
Ingram Micro Inc.
Intel Corporation
International Paper Company
J. C. Penney Company, Inc.
JM Family Enterprises, Inc.

Johnson & Johnson
Johnson Controls, Inc.
KB Home
Kellogg Company
Kimberly-Clark Corporation
Kohl's Corporation
Koninklijke Philips Electronics N.V.
Kraft Foods Inc.
Kroger Co. (The)
Lear Corporation
Lockheed Martin Corporation
Loews Corporation
Lucent Technologies Inc.
LVMH Moet Hennessy Louis Vuitton
Macy's, Inc.
Marriott International, Inc.
Mars, Incorporated
Masco Corporation
Matsushita Electric Industrial Co., Ltd.
McDonald's Corporation
Medco Health Solutions, Inc.
Medtronic, Inc.
Meijer, Inc.
Merck & Co., Inc.
Microsoft Corporation
Mittal Steel USA Inc.
Motorola, Inc.
Navistar International Corporation
Nestle S.A.
NIKE, Inc.
Norfolk Southern Corporation
Nortel Networks Corporation
Northrop Grumman Corporation
Northwest Airlines, Inc.
Novartis AG
Occidental Petroleum Corporation
Office Depot, Inc.
PACCAR Inc.
PDVSA
PepsiCo, Inc.
Pfizer Inc.
PG&E Corporation
Philip Morris USA
PPG Industries, Inc.
Procter & Gamble Company (The)
Progress Energy, Inc.
Pulte Homes, Inc.
Qwest Communications International Inc.
Raytheon Company
Rio Tinto plc
Robert Bosch GmbH
Roche Holding AG
Safeway Inc.
Sanofi-Aventis
Sara Lee Corporation
Schering-Plough Corporation
Schlumberger Limited
Schneider Electric SA
Sears Holdings Corporation
Sempra Energy
Siemens AG
Sodexho Alliance, SA
Solectron Corporation
Solvay S.A.
Sony Corporation
Southern Company (The)
Sprint Nextel Corporation
Staples, Inc.
Sun Microsystems, Inc.
Sunoco, Inc.
SUPERVALU INC.
Swiss Re Life & Health
Target Corporation
Texas Instruments Incorporated
Textron Inc.
Thomson Reuters Corporation
Time Warner Cable Inc.
Time Warner Inc.
Tyco International Ltd.
UAL Corporation
Unilever N.V.
Union Pacific Corporation
United Parcel Service, Inc.
United Technologies Corporation
Valero Energy Corporation
Verizon Communications Inc.
Viacom Inc.
Visteon Corporation
Wal-Mart Stores, Inc.
Walgreen Co.
Walt Disney Company (The)
Waste Management, Inc.
Weyerhaeuser Company
Whirlpool Corporation
Williams Companies, Inc. (The)
Wyeth
Xerox Corporation
YUM! Brands, Inc.

(2) Non-Management Directors are eligible to receive Stock Options, but not Restricted Shares.

(b) Grant of Awards. The Committee shall, in its sole and complete discretion and subject to the provisions of the Plan, (1) select from time to time the employees, from among those eligible, who shall receive Awards, (2) determine the type of Award to be granted and (3) determine and establish the terms, provisions, conditions and restrictions of each Award, including the number of shares of Common Stock subject to the Award. Subject to the provisions of the Plan, Awards may be granted singly or in combination with other Awards or in combination with, in replacement of, as alternatives to or as the payment form for grants or rights under any other compensation plan, contract or agreement of the Company or any subsidiary. Non-Management Directors may be granted Stock Options as provided in Section 9(d).

(c) No Right to Receive Award. No employee or Non-Management Director shall have any right to receive an Award or, having received an Award, to receive a future Award.

(d) Rights of Employees and Others.

(1) Neither the Plan nor any Award shall (i) confer upon any employee or Non-Management Director any right to remain employed by, or to continue to provide services to, the Company or any subsidiary, (ii) limit in any way the right of the Company or any subsidiary to terminate any individual's employment by or service on behalf of the Company or any subsidiary, whether or not such individual is a Participant, or (iii) require the Board of Directors to nominate any director for reelection by the Company's stockholders.

(2) No person shall have any rights or claims under or pursuant to the Plan except in accordance with the provisions of the Plan.

8. Provisions Applicable to Restricted Stock Awards

(a) Terms, Conditions and Restrictions. The Committee shall establish the terms, conditions, restrictions and other provisions of each Restricted Stock Award. Unless otherwise specified by the Committee, shares subject to a Restricted Stock Award shall be restricted for a period of at least one year and not more than ten years (the "Restriction Period"). Except as provided in Section 8(g) below, the Participant must remain employed by the Company or a subsidiary during the Restriction Period or otherwise forfeit all right, title and interest in and to the Restricted Shares. Notwithstanding the foregoing, if a Participant retires at or after the age of 55, but before the age of 60, the Restriction Period shall continue after the Participant's retirement in accordance with the terms of the Restricted Stock Award or until the earlier to occur of the events described in Sections 8(g)(3) and (4) below.

(b) Agreements; Certificates; Stock Legend. Each Restricted Stock Award will be evidenced by a written agreement, in such form as may be specified by the Committee, issued by the Company and setting forth the terms, conditions, restrictions and other provisions of such Award. As a condition to receiving a Restricted Stock Award, each proposed recipient must execute and deliver such agreement to the Company. Restricted Shares may be represented by certificates or be uncertificated. Any certificates for Restricted Shares may, if the Committee so determines, bear a legend referring to the restrictions and the instruments to which such shares are subject.

(c) Rights with Respect to Shares. A Participant who receives a Restricted Stock Award shall have all rights of ownership with respect to such underlying shares of Common Stock, including the right to vote such shares and to receive any dividends paid thereon, subject, however, to the provisions of the Plan, the agreement relating to the Restricted Stock Award and, if such shares are represented by a certificate, any legend on the certificate for such shares. Until such time as any restrictions imposed pursuant to Section 8(a) on any Restricted Shares shall terminate, the Company or its designee will hold such Restricted Shares in escrow on such Participant's behalf.

(d) Transferability Restriction. Shares of Common Stock subject to a Restricted Stock Award may not be sold, pledged, assigned, exchanged, encumbered, hypothecated, transferred or disposed of in any manner during the Restriction Period applicable thereto.

(e) Additional Shares Received With Respect to Restricted Shares. Any shares of Common Stock or other securities of the Company received by a Participant as a stock dividend on, or in connection with a stock split or combination, share exchange, reorganization, recapitalization, merger, consolidation or otherwise with respect to, shares of Common Stock received as a Restricted Stock Award shall have the same status,

Johnson & Johnson
Johnson Controls, Inc.
KB Home
Kellogg Company
Kimberly-Clark Corporation
Kohl's Corporation
Koninklijke Philips Electronics N.V.
Kraft Foods Inc.
Kroger Co. (The)
Lear Corporation
Lockheed Martin Corporation
Loews Corporation
Lucent Technologies Inc.
LVMH Moet Hennessy Louis Vuitton
Macy's, Inc.
Marriott International, Inc.
Mars, Incorporated
Masco Corporation
Matsushita Electric Industrial Co., Ltd.
McDonald's Corporation
Medco Health Solutions, Inc.
Medtronic, Inc.
Meijer, Inc.
Merck & Co., Inc.
Microsoft Corporation
Mittal Steel USA Inc.
Motorola, Inc.
Navistar International Corporation
Nestle S.A.
NIKE, Inc.
Norfolk Southern Corporation
Nortel Networks Corporation
Northrop Grumman Corporation
Northwest Airlines, Inc.
Novartis AG
Occidental Petroleum Corporation
Office Depot, Inc.
PACCAR Inc
PDVSA
PepsiCo, Inc.
Pfizer Inc.
PG&E Corporation
Philip Morris USA
PPG Industries, Inc.
Procter & Gamble Company (The)
Progress Energy, Inc.
Pulte Homes, Inc.
Qwest Communications International Inc.
Raytheon Company
Rio Tinto plc
Robert Bosch GmbH
Roche Holding AG
Safeway Inc.
Sanofi-Aventis
Sara Lee Corporation
Schering-Plough Corporation
Schlumberger Limited
Schneider Electric SA
Sears Holdings Corporation
Sempra Energy
Siemens AG
Sodexho Alliance, SA
Solectron Corporation
Solvay S.A.
Sony Corporation
Southern Company (The)
Sprint Nextel Corporation
Staples, Inc.
Sun Microsystems, Inc.
Sunoco, Inc.
SUPERVALU INC.
Swiss Re Life & Health
Target Corporation
Texas Instruments Incorporated
Textron Inc.
Thomson Reuters Corporation
Time Warner Cable Inc.
Time Warner Inc.
Tyco International Ltd.
UAL Corporation
Unilever N.V.
Union Pacific Corporation
United Parcel Service, Inc.
United Technologies Corporation
Valero Energy Corporation
Verizon Communications Inc.
Viacom Inc.
Visteon Corporation
Wal-Mart Stores, Inc.
Walgreen Co.
Walt Disney Company (The)
Waste Management, Inc.
Weyerhaeuser Company
Whirlpool Corporation
Williams Companies, Inc. (The)
Wyeth
Xerox Corporation
YUM! Brands, Inc.

APPENDIX B

FedEx Corporation

INCENTIVE STOCK PLAN
(AS AMENDED)

1. Purpose

The purpose of the FedEx Corporation Incentive Stock Plan (the "Plan") is to aid the Company and its subsidiaries in securing and retaining key employees and directors of outstanding ability and to motivate them to exert their best efforts to achieve the long-term goals of the Company and its subsidiaries. The Company believes that the ownership or increased ownership of the Company's Common Stock by employees and directors will further align their interests with those of the Company's other stockholders and will promote the long-term success of the Company.

2. Definitions

Unless the context clearly indicates otherwise, for purposes of the Plan, the following terms shall have the respective meanings indicated below:

"Award" means an award granted under the Plan, which may be in the form of Restricted Shares or a Stock Option.

"Board of Directors" means the Board of Directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code.

"Common Stock" means the common stock, par value $0.10 per share, of the Company.

"Company" means FedEx Corporation, a Delaware corporation.

"Exchange Act" means the Securities Exchange Act of 1934, as amended. A reference to any provision of the Exchange Act or rule promulgated under the Exchange Act shall include reference to any successor provision or rule.

"Incentive Stock Option" means a Stock Option or portion thereof that is intended to be an "incentive stock option" within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

"Non-Management Director" means a member of the Board of Directors who is not an employee of the Company or any of its subsidiaries.

"Non-Qualified Option" means a Stock Option or portion thereof that is not an Incentive Stock Option.

"Participant" means any individual who receives an Award.

"Restricted Shares" means shares of Common Stock granted under the Plan that are subject to certain restrictions as provided in Section 8.

"Restricted Stock Award" means a grant of Restricted Shares under the Plan.

"Stock Option" is a right granted under the Plan to purchase a specified number of shares of Common Stock at a specified price. A Stock Option may be an Incentive Stock Option or a Non-Qualified Option.

3. Term of the Plan

The Plan shall be effective as of the date on which it is approved by the Company's stockholders. Unless the Plan is earlier terminated in accordance with the provisions hereof, no Award shall be granted under the Plan after May 31, 2013, but outstanding Stock Options and restrictions on Restricted Shares may extend beyond such date.

4. Administration of the Plan

(a) The Committee. The Plan shall be administered by those members, not less than two, of the Compensation Committee of the Board of Directors, each of whom qualifies as both an "outside director" within the meaning of Section 162(m) of the Code and a "non-employee director" as defined in Rule 16b-3 under the Exchange Act (the "Committee").

(b) Authority of the Committee.

(1) Subject to the provisions of the Plan, the Committee shall have sole and complete authority and discretion to: (i) select Participants and make Awards; (ii) determine the types of Awards and the number of shares of Common Stock covered by Awards; (iii) establish the terms, conditions, restrictions and other provisions of Awards; and (iv) amend, modify, cancel or suspend Awards.

(2) The Committee shall have sole and complete authority and discretion to interpret the Plan and all agreements and other documents and instruments relating to Awards, to adopt, amend and rescind rules for the administration of the Plan and to make such other determinations and take such other actions that it deems necessary or advisable for the effective administration of the Plan.

(3) All decisions of the Committee relating to the Plan or any Award shall be final, conclusive and binding on all persons. Committee decisions shall be made by a majority of its members present at any meeting at which a quorum is present. Any decision reduced to writing and signed by all of the members of the Committee shall be as fully effective as if it had been made at a meeting duly held.

(c) Limitation of Liability. Neither the Board of Directors nor the Committee, nor any member of either, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan or any Award.

5. Types of Awards

The Committee may grant Stock Options and Restricted Shares under and subject to the provisions of the Plan.

6. Stock Subject to the Plan

(a) Restricted Shares. The maximum number of shares of Common Stock available to be issued under the Plan pursuant to Restricted Stock Awards is 1,550,000 shares (subject to adjustment as provided in Section 14).

(b) Stock Options. The maximum number of shares of Common Stock that may be optioned and sold under the Plan pursuant to Stock Options is 22,500,000 shares (subject to adjustment as provided in Section 14).

(c) Restoration of Shares. To the extent any shares of Common Stock covered by an Award are forfeited, not issued or cease to be issuable for any reason, including, without limitation, because the Award is terminated, canceled or expires unexercised, then the shares of Common Stock subject to such Award may again be used for further Awards under the Plan.

(d) Source of Stock. Shares of Common Stock issued under the Plan may consist, in whole or in part, of authorized but unissued shares or treasury shares. No fractional shares of Common Stock shall be issued under the Plan.

7. Eligibility and Participation in the Plan

(a) Eligible Recipients. Unless otherwise determined by the Committee,

(1) key employees, including officers, of the Company and its subsidiaries who are from time to time responsible for the management, growth and protection of the business of the Company and its subsidiaries are eligible to receive Restricted Shares and Stock Options; and

(2) Non-Management Directors are eligible to receive Stock Options, but not Restricted Shares.

(b) Grant of Awards. The Committee shall, in its sole and complete discretion and subject to the provisions of the Plan, (1) select from time to time the employees, from among those eligible, who shall receive Awards, (2) determine the type of Award to be granted and (3) determine and establish the terms, provisions, conditions and restrictions of each Award, including the number of shares of Common Stock subject to the Award. Subject to the provisions of the Plan, Awards may be granted singly or in combination with other Awards or in combination with, in replacement of, as alternatives to or as the payment form for grants or rights under any other compensation plan, contract or agreement of the Company or any subsidiary. Non-Management Directors may be granted Stock Options as provided in Section 9(d).

(c) No Right to Receive Award. No employee or Non-Management Director shall have any right to receive an Award or, having received an Award, to receive a future Award.

(d) Rights of Employees and Others.

(1) Neither the Plan nor any Award shall (i) confer upon any employee or Non-Management Director any right to remain employed by, or to continue to provide services to, the Company or any subsidiary, (ii) limit in any way the right of the Company or any subsidiary to terminate any individual's employment by or service on behalf of the Company or any subsidiary, whether or not such individual is a Participant, or (iii) require the Board of Directors to nominate any director for reelection by the Company's stockholders.

(2) No person shall have any rights or claims under or pursuant to the Plan except in accordance with the provisions of the Plan.

8. Provisions Applicable to Restricted Stock Awards

(a) Terms, Conditions and Restrictions. The Committee shall establish the terms, conditions, restrictions and other provisions of each Restricted Stock Award. Unless otherwise specified by the Committee, shares subject to a Restricted Stock Award shall be restricted for a period of at least one year and not more than ten years (the "Restriction Period"). Except as provided in Section 8(g) below, the Participant must remain employed by the Company or a subsidiary during the Restriction Period or otherwise forfeit all right, title and interest in and to the Restricted Shares. Notwithstanding the foregoing, if a Participant retires at or after the age of 55, but before the age of 60, the Restriction Period shall continue after the Participant's retirement in accordance with the terms of the Restricted Stock Award or until the earlier to occur of the events described in Sections 8(g)(3) and (4) below.

(b) Agreements; Certificates; Stock Legend. Each Restricted Stock Award will be evidenced by a written agreement, in such form as may be specified by the Committee, issued by the Company and setting forth the terms, conditions, restrictions and other provisions of such Award. As a condition to receiving a Restricted Stock Award, each proposed recipient must execute and deliver such agreement to the Company. Restricted Shares may be represented by certificates or be uncertificated. Any certificates for Restricted Shares may, if the Committee so determines, bear a legend referring to the restrictions and the instruments to which such shares are subject.

(c) Rights with Respect to Shares. A Participant who receives a Restricted Stock Award shall have all rights of ownership with respect to such underlying shares of Common Stock, including the right to vote such shares and to receive any dividends paid thereon, subject, however, to the provisions of the Plan, the agreement relating to the Restricted Stock Award and, if such shares are represented by a certificate, any legend on the certificate for such shares. Until such time as any restrictions imposed pursuant to Section 8(a) on any Restricted Shares shall terminate, the Company or its designee will hold such Restricted Shares in escrow on such Participant's behalf.

(d) Transferability Restriction. Shares of Common Stock subject to a Restricted Stock Award may not be sold, pledged, assigned, exchanged, encumbered, hypothecated, transferred or disposed of in any manner during the Restriction Period applicable thereto.

(e) Additional Shares Received With Respect to Restricted Shares. Any shares of Common Stock or other securities of the Company received by a Participant as a stock dividend on, or in connection with a stock split or combination, share exchange, reorganization, recapitalization, merger, consolidation or otherwise with respect to, shares of Common Stock received as a Restricted Stock Award shall have the same status, be subject to the same restrictions and, if such shares are represented by a certificate, bear the same legend, if any, as the shares received pursuant to the Restricted Stock Award.

(f) Tax Reimbursement. In the sole discretion of the Committee, any agreement relating to a Restricted Stock Award may provide for a tax reimbursement cash payment to be made by the Company in favor of any Participant in connection with the tax consequences resulting from a Restricted Stock Award, the lapse of restrictions on any Restricted Shares or the payment by a Participant of any taxes related thereto, subject to such conditions as the Committee may specify.

(g) Lapse of Restrictions. Unless otherwise determined by the Committee, any restrictions imposed pursuant to Section 8(a) on Restricted Shares shall terminate with respect to such shares on the earliest to occur of the following, provided, that no restrictions shall lapse less than six months from the date of award in the event of (2) and (3) below, unless otherwise specified by the Committee:

(1) the expiration of the Restriction Period (including pursuant to Section 15(b)(1) below);

(2) the Participant's retirement at or after the age of 60;

(3) the Participant's permanent disability; or

(4) the Participant's death.

Upon the termination of such restrictions, the shares of Common Stock shall be released from escrow and delivered to the Participant or, in the event of the Participant's death, the Participant's personal representative and, if such shares are represented by a certificate, any legend on such certificates shall be removed.

9. Provisions Applicable to Stock Options

(a) Limit on Awards. No Participant shall receive Stock Options for more than 600,000 shares of Common Stock during any fiscal year of the Company.

(b) Agreements. Each Stock Option will be evidenced by a written agreement, in such form as may be specified by the Committee, issued by the Company and setting forth the terms, conditions and other provisions of the Stock Option, including the number of shares of Common Stock covered by the Stock Option, the exercise price per share, the term of the Stock Option and the vesting schedule. A Participant may not exercise a Stock Option until he or she executes and delivers such agreement to the Company.

(c) Terms and Conditions. All Stock Options shall be subject to the following terms and conditions and to such other terms and conditions consistent with the terms of the Plan as the Committee shall determine:

(1) *Option Price*. The exercise price per share shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of the Common Stock on the date of grant. The "Fair Market Value" of the Common Stock on a particular date shall mean, for all purposes under the Plan, the average of the high and low sales prices of the Common Stock as reported on the New York Stock Exchange composite tape on that date. In the event that such method for determining Fair Market Value is not practicable, then the Committee shall determine the Fair Market Value of the Common Stock in such manner as it deems appropriate.

(2) *Time of Exercise of Option*. Unless otherwise determined by the Committee, each Stock Option shall be exercisable during and over such period ending not later than ten years from the grant date. Unless otherwise determined by the Committee, no Stock Option shall be exercisable prior to the first anniversary of the grant date, except as provided in Sections 9(c)(4) and 15(b)(2) below.

(3) *Method of Exercise and Payment*. Each Stock Option may be exercised by giving written notice to the Company specifying the number of shares to be purchased and accompanied by payment in full (including applicable taxes, if any) in cash therefor. No Participant shall have any rights to dividends or other rights of a stockholder with respect to shares subject to his or her Stock Option until he or she has given written notice of exercise, paid in full for such shares and, if requested, given the representation described in Section 10 below.

(4) *Rights After Termination of Employment.*

(i) Retirement. Unless otherwise determined by the Committee, if a Participant's employment or directorship terminates by reason of his or her retirement, the Participant's Stock Option will continue to vest in accordance with its terms and may be exercised until the expiration of the stated period of the Stock Option; provided, however, that if the Participant dies after such termination of employment or directorship, any unexercised Stock Option, to the extent to which it was exercisable at the time of the Participant's death, may thereafter be exercised by the legal representative of the estate or by the legatee of the Stock Option under the last will for a period of twelve months from the date of the Participant's death or the expiration of the stated period of the Stock Option, whichever period is the shorter.

(ii) Disability. Unless otherwise determined by the Committee, if a Participant's employment or directorship terminates by reason of permanent disability, the Participant's Stock Option may thereafter be exercised in full (except that no Stock Option may be exercised less than six months from the grant date) for a period of twenty-four months from the date of such termination of employment or directorship or the stated period of the Stock Option, whichever period is the shorter; provided, however, that if the Participant dies within a period of twenty-four months after such termination of employment or directorship, any outstanding Stock Option may thereafter be exercised by the legal representative of the estate or by the legatee of the Stock Option under the last will for a period of twelve months from the date of the Participant's death or the expiration of the stated period of the Stock Option, whichever period is the shorter.

(iii) Death. Unless otherwise determined by the Committee, if a Participant's employment or directorship terminates by reason of the Participant's death, the Participant's Stock Option may thereafter be exercised in full by the legal representative of the estate or by the legatee of the Stock Option under the last will for a period of twelve months from the date of the Participant's death or the expiration of the stated period of the Stock Option, whichever period is the shorter.

(iv) Other. Unless otherwise determined by the Committee, if a Participant's employment or directorship terminates for any reason other than death, retirement or permanent disability, the Participant's Stock Option shall thereupon terminate.

(d) Grant of Stock Options to Non-Management Directors. Non-Management Directors shall not be eligible to receive any Awards other than Stock Options as specified in this Section 9(d).

(1) *Discretionary Awards.* The Committee may grant a Non-Qualified Option to any Non-Management Director for such number of shares of Common Stock as the Committee shall determine; provided, however, that such grants of Non-Qualified Options only may be made (i) immediately following an annual meeting of the Company's stockholders to any of the Non-Management Directors who are then incumbent after such meeting and (ii) in connection with a Non-Management Director's election or appointment to the Board of Directors if other than at an annual meeting.

(2) *Terms and Conditions of Stock Options.* The Committee shall establish the terms and conditions of Non-Qualified Options granted to Non-Management Directors, provided, that any Non-Qualified Option granted to a Non-Management Director (i) shall have an exercise price per share not less than 100% of the Fair Market Value of the Common Stock on the date of grant and (ii) shall not be exercisable earlier than one year from the date of grant, except as provided in Sections 9(c)(4) and 15(b)(2). Unless otherwise provided in the Plan, all provisions of the Plan with respect to the terms of Non-Qualified Options granted to employees shall be applicable to Non-Qualified Options granted to Non-Management Directors.

(e) Designation of Certain Options as Incentive Stock Options. Stock Options, or portions thereof, granted to employees may in the discretion of the Committee be designated as Incentive Stock Options. In addition to the other applicable terms and conditions contained in this Section 9, the aggregate Fair Market Value of the shares of Common Stock covered by an Incentive Stock Option (determined at the time the Stock Option is granted) with respect to which an Incentive Stock Option is exercisable for the first time by any individual Participant during any calendar year (under the Plan and all other similar plans of the Company and its subsidiaries) shall not exceed $100,000 (or such other amount as may be specified by Section 422(d) of the Code).

(f) Transferability Restriction. Unless otherwise determined by the Committee, a Stock Option by its terms shall be personal and may not be sold, pledged, assigned, exchanged, encumbered, hypothecated, transferred or disposed of in any manner by the Participant other than by will or by the laws of descent and distribution. During a Participant's lifetime, only the Participant or a duly appointed legal representative may exercise the Stock Option, unless otherwise determined by the Committee.

(g) Repricing Prohibited. Neither the Committee nor the Company shall "reprice" outstanding Stock Options for any reason. For purposes of the Plan, a "repricing" means lowering the exercise price per share of an outstanding Stock Option or any other action that has the same effect or is treated as a repricing under generally accepted accounting principles and includes, without limitation, a tandem cancellation of a Stock Option at a time when its exercise price per share exceeds the fair market value of the underlying Common Stock and exchange for another option or other equity security (unless such cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction).

(h) Use of Proceeds. Proceeds received by the Company pursuant to the exercise of Stock Options shall constitute general funds of the Company.

10. Compliance with Applicable Laws; Investment Representation

. Notwithstanding any other provision of the Plan or any agreement relating to a particular Award, the Company shall have no obligation to issue any shares of Common Stock under the Plan unless such issuance would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity. Prior to the issuance of any shares of Common Stock under the Plan, the Company may require a written statement that the Participant is acquiring such shares for his or her own account for investment and not for the purpose or with the intention of distributing the shares or any part thereof. Certificates representing shares of Common Stock issued under the Plan may bear such legend or legends as the Committee deems appropriate in order to assure compliance with applicable securities laws and regulations and to reflect any restrictions on transfers.

11. Transfer, Leave of Absence, Etc.

For purposes of the Plan, (a) a transfer of an employee from the Company to a subsidiary, or vice versa, or from one subsidiary to another, and (b) a leave of absence, duly authorized in writing by the Company or a subsidiary, shall not be deemed a termination of employment.

12. Tax Withholding

All distributions under the Plan (including, without limitation, the grant of Awards and the issuance of Common Stock pursuant to an Award) are subject to withholding of all applicable taxes, and the Committee may condition the delivery of any Award or the issuance of any Common Stock pursuant to an Award on the satisfaction of applicable withholding obligations (including, without limitation, by requiring a Participant to relinquish a portion of any proceeds received by the Participant in connection with the sale of shares acquired upon exercise of a Stock Option).

13. Prohibition on Loans

The Company shall not loan funds to any Participant for the purpose of paying the exercise price associated with any Stock Option or for the purpose of paying any taxes associated with the issuance, exercising or vesting of any Award.

14. Changes in Capitalization

If the outstanding Common Stock shall at any time be changed or exchanged as a result of a stock dividend, stock split, share combination, exchange or reclassification, recapitalization, merger, consolidation or other corporate reorganization affecting the Common Stock, (a) the number and kind of shares that have been issued and that may thereafter be issued under the Plan, (b) the number and kind of shares underlying Restricted Stock Awards still subject to a Restriction Period, (c) the exercise prices and the number and kind of shares subject to outstanding Stock Options and (d) such other terms of Awards as the Committee deems appropriate, shall be approximately and equitably adjusted by the Committee in its sole and complete discretion.

15. Change of Control

(a) Definition. For purposes of the Plan, the term "Change of Control" means the occurrence of any of the following events following the effective date of the Plan:

(1) Any "person" (as such term is used in Sections 13(d) and 14 of the Exchange Act), other than (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan (or a trust forming a part thereof) maintained by the Company or any subsidiary of the Company, (iv) any underwriter temporarily holding securities of the Company pursuant to an offering of such securities or (v) any person in connection with a transaction described in clauses (i), (ii) and (iii) of Section 15(a)(2) below, becomes the "beneficial owner" (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 30% or more of the total voting power of the Company's then outstanding voting securities, unless such securities (or, if applicable, securities that are being converted into voting securities) are acquired directly from the Company in a transaction approved by a majority of the Incumbent Board (as defined below).

(2) The consummation of a merger, consolidation or reorganization with or into the Company or in which securities of the Company are issued, or the sale or other disposition, in one transaction or a series of transactions, of all or substantially all of the assets of the Company (a "Corporate Transaction"), unless:

(i) the stockholders of the Company immediately before such Corporate Transaction will own, directly or indirectly, immediately following such Corporate Transaction, at least 60% of the total voting power of the outstanding voting securities of the corporation or other entity resulting from such Corporate Transaction (including a corporation or other entity that acquires all or substantially all of the Company's assets, the "Surviving Company") or the ultimate parent company thereof in substantially the same proportion as their ownership of the voting securities of the Company immediately before such Corporate Transaction;

(ii) the individuals who were members of the Board of Directors immediately prior to the execution of the agreement providing for such Corporate Transaction constitute a majority of the members of the board of directors or equivalent governing body of the Surviving Company or the ultimate parent company thereof; and

(iii) no person, other than (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan (or a trust forming a part thereof) maintained by the Company or any subsidiary of the Company, (D) the Surviving Company, (E) any subsidiary or parent company of the Surviving Company, or (F) any person who, immediately prior to such Corporate Transaction, was the beneficial owner of securities of the Company representing 30% or more of the total voting power of the Company's then outstanding voting securities, is the beneficial owner of 30% or more of the total voting power of the then outstanding voting securities of the Surviving Company or the ultimate parent company thereof.

(3) The stockholders of the Company approve a complete liquidation or dissolution of the Company.

(4) Directors who, as of the effective date of the Plan, constitute the Board of Directors (the "Incumbent Board"), cease to constitute at least a majority of the Board of Directors (or, in the event of any merger, consolidation or reorganization the principal purpose of which is to change the Company's state of incorporation, form a holding company or effect a similar reorganization as to form, the board of directors of such surviving company or its ultimate parent company); provided, however, that any individual becoming a member of the Board of Directors subsequent to the effective date of the Plan whose election, or nomination for election by the Company's stockholders, was approved by a vote of a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened proxy contest relating to the election of directors.

Notwithstanding the foregoing, a Change of Control will not be deemed to occur solely because any person (a "Subject Person") becomes the beneficial owner of more than the permitted amount of the outstanding voting securities of the Company as a result of the acquisition of voting securities by the Company which, by reducing the number of voting securities outstanding, increases the proportional number of voting securities beneficially owned by the Subject Person, provided, that if a Change of Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such acquisition by the Company, the Subject Person becomes the beneficial owner of any additional voting securities that increases the percentage of the then outstanding voting securities beneficially owned by the Subject Person to 30% or more of the total voting power, then a Change of Control will have occurred.

(b) Effect of Change of Control. Notwithstanding any other provision of the Plan, upon a Change of Control:

(1) *Restricted Shares.* In the event of a Change of Control as described in Section 15(a)(2), as shall be determined by the Committee: (i) any Restricted Shares shall be canceled and the Company shall make a cash payment to those Participants in an amount equal to the highest price per share received by the holders of Common Stock in connection with such Change of Control multiplied by the number of Restricted Shares then held by such Participant, with any non-cash consideration to be valued in good faith by the Committee; or (ii) the Restriction Periods with respect to all outstanding Restricted Shares shall immediately lapse. In the event of a Change of Control as described in Section 15(a)(1), (3) or (4), the Restriction Periods with respect to all outstanding Restricted Shares shall immediately lapse.

(2) *Stock Options.* In the event of a Change of Control, all outstanding Stock Options shall become fully vested and immediately exercisable. Notwithstanding any other provision of the Plan, any Participant whose employment or directorship terminates following a Change of Control may exercise his or her Stock Option in full for a period ending on the earlier of the date of expiration of such Stock Option or the date which is twelve months after such termination of employment or directorship.

(c) Deemed Change of Control. If the Company enters into an agreement or series of agreements or the Board of Directors adopts a resolution that results in the occurrence of a Change of Control, and the employment or directorship of a Participant is terminated after the entering into of such agreement or series of agreements or the adoption of such resolution, then, upon the occurrence of the Change of Control, a Change of Control shall be deemed to have retroactively occurred on the date of entering into of the earliest of such agreements or the adoption of such resolution.

16. Amendments

The Board of Directors or the Committee may suspend or terminate the Plan at any time and the Committee may amend or modify the Plan and amend, modify, cancel or suspend any Award at any time and from time to time; provided, however, that without the consent of the Participant affected, no such suspension, termination, cancellation, amendment or modification may materially impair the rights of any Participant under any Award theretofore granted, except as provided in Section 17 below. Notwithstanding the foregoing, without the requisite vote of the Company's stockholders, no such amendment or modification may:

(a) increase the total number of shares of Common Stock issuable under the Plan pursuant to Section 6;

(b) expand the type of Awards available under the Plan;

(c) materially expand the class of persons eligible to receive Awards;

(d) extend the term of the Plan;

(e) materially change the method of determining the exercise price per share of Stock Options;

(f) "reprice" an outstanding Stock Option;

(g) increase the maximum number of shares subject to Stock Options that may be granted to a Participant; or

(h) delete or limit the provisions of Section 9(g) (repricing prohibition) or Section 13 (loan prohibition).

In addition, any "material revision" of the Plan (within the meaning of the rules of the New York Stock Exchange) not listed in Sections 16(a) through (h) above also shall require the requisite vote of the Company's stockholders.

17. Cancellation of Outstanding Options

If the Committee, after consulting with management of the Company, determines that application of an accounting standard in compliance with any statement issued by the Financial Accounting Standards Board concerning the treatment of Stock Options would have a significant adverse effect on the Company's financial statements because of the fact that Stock Options granted before the issuance of such statement are subject to new accounting rules, then the Committee in its absolute discretion may cancel and revoke all outstanding Stock Options to which such adverse effect is attributed and the holders of such Stock Options shall have no further rights in respect thereof. Such cancellation and revocation shall be effective upon written notice by the Committee to the holders of such Stock Options.

18. Foreign Jurisdictions

Awards granted to Participants who are foreign nationals or who are employed by the Company or any of its subsidiaries outside of the United States may have such terms and conditions different from those specified in the Plan and such additional terms and conditions as the Committee, in its judgment, determines to be necessary, appropriate or desirable to foster and promote achievement of the material purposes of the Plan and to fairly accommodate for differences in local law, tax policy or custom or to facilitate administration of the Plan. The Committee may approve such sub-plans, appendices or supplements to, or amendments, restatements or alternative versions of, the Plan as it may consider necessary, appropriate or desirable, without thereby affecting the terms of the Plan as in effect for any other purpose. The special terms and any appendices, supplements, amendments, restatements or alternative versions, however, shall not include any provisions that are inconsistent with the terms of the Plan as then in effect, unless the Plan could have been amended to eliminate such inconsistency without further approval by the Company's stockholders.

19. Compliance with Section 16(b)

With respect to Participants who are subject to Section 16 of the Exchange Act ("Reporting Persons"), transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 under the Exchange Act. All transactions under the Plan involving Reporting Persons are subject to such conditions, regardless of whether the conditions are expressly set forth in the Plan. Any provision of the Plan that is contrary to a condition of Rule 16b-3 shall not apply to such Reporting Persons.

Adopted September 29, 2003
Amended September 27, 2004, September 26, 2005 and June 1, 2008

Amendment
to
FedEx Corporation
Incentive Stock Plan
and
1997, 1999 and 2002 Stock Incentive Plans

Incentive Stock Plan

Effective with respect to stock options granted on or after June 1, 2006, Section 9(c)(4)(i) of the FedEx Corporation Incentive Stock Plan, as amended, is hereby amended so that, as amended, it reads in its entirety as follows:

"(i) Retirement. Unless otherwise determined by the Committee, if a Participant's employment or directorship terminates by reason of his or her retirement, the Participant's Stock Option will cease vesting but, solely to the extent exercisable at the time of the Participant's retirement, may thereafter be exercised until the expiration of the stated period of the Stock Option; provided, however, that if the Participant dies after such termination of employment or directorship, any unexercised Stock Option, to the extent to which it was exercisable at the time of the Participant's death, may thereafter be exercised by the legal representative of the estate or by the legatee of the Stock Option under the last will for a period of twelve months from the date of the Participant's death or until the expiration of the stated period of the Stock Option, whichever period is the shorter."

1997 and 2002 Stock Incentive Plans

Effective with respect to stock options granted on or after June 1, 2006, the first paragraph of paragraph 6(d) of the FedEx Corporation 1997 Stock Incentive Plan, as amended, and the FedEx Corporation 2002 Stock Incentive Plan, as amended, is hereby amended so that, as amended, it reads in its entirety as follows:

"(d) *Rights After Termination of Employment.* Unless otherwise determined by the Committee, if an optionee's employment by the Corporation or a subsidiary or a director's directorship terminates by reason of such person's retirement, the optionee's option will cease vesting but, solely to the extent exercisable at the time of retirement, may thereafter be exercised until the expiration of the stated period of the option; *provided, however,* that if the optionee dies after such termination of employment or directorship, any unexercised option, to the extent to which it was exercisable at the time of the optionee's death, may thereafter be exercised by the legal representative of the estate or by the legatee of the option under the last will for a period of twelve months from the date of the optionee's death or until the expiration of the stated period of the option, whichever period is the shorter."

1999 Stock Incentive Plan

Effective with respect to stock options granted on or after June 1, 2006, the first paragraph of paragraph 6(d) of the FedEx Corporation 1999 Stock Incentive Plan, as amended, is hereby amended so that, as amended, it reads in its entirety as follows:

"(d) *Rights After Termination of Employment.* Unless otherwise determined by the Committee, if an optionee's employment by the Corporation or a subsidiary terminates by reason of such person's retirement, the optionee's option will cease vesting but, solely to the extent exercisable at the time of retirement, may thereafter be exercised until the expiration of the stated period of the option; *provided, however,* that if the optionee dies after such termination of employment, any unexercised option, to the extent to which it was exercisable at the time of the optionee's death, may thereafter be exercised by the legal representative of the estate or by the legatee of the option under the last will for a period of twelve months from the date of the optionee's death or until the expiration of the stated period of the option, whichever period is the shorter."

Approved by the Compensation Committee on January 8, 2006

SAFE KIDS

IN EMERGING COUNTRIES A GROWING MIDDLE CLASS is driving something more than an economy — it's driving new cars and lots of them. But many communities are unprepared for the shift from two wheels to four. Roads often lack crosswalks and stop signs, and children grow up without learning the basics of pedestrian safety. Safe Kids Worldwide is helping communities address this need through *Safe Kids Walk This Way*, a program created with FedEx in 2000. At FedEx, we understand the value of pedestrian safety, and our drivers are among the most skilled in the industry. With our extensive networks already in place in countries like the United States, Philippines, South Korea, India, Canada and Brazil, Safe Kids and FedEx are working with governments to create and improve critical infrastructure and foster behavioral changes. Our volunteers are assessing environmental needs and educating children and caregivers. Together, we helped establish the first school zone in China, and through projects such as International Walk to School Day and Global Road Safety Week, we're boosting support for child pedestrian safety. There's also an unexpected benefit: as more and more FedEx employees give their time to Safe Kids initiatives, they're contributing to a global culture of volunteerism.


Walk
This
Way.
FedEx
Walk
This
Way
FedEx



FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120
fedex.com